Form 20-F
period 2022-12-31
Wearable Devices Ltd.
filed 2023-03-22
CIK 1887673

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-41502

Wearable Devices Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel

(Jurisdiction of incorporation or organization)

5 Ha-Tnufa Street

Yokne’am Illit, 2066736

Israel

(Address of principal executive offices)

Asher Dahan

Chief Executive Officer

Tel: +972.4.6185670

asher.dahan@wearabledevices.co.il

5 Ha-Tnufa Street

Yokne’am Illit, 2066736

Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.01 par value per share	WLDS	Nasdaq Capital Market
Warrants to Purchase Ordinary Shares	WLDSW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,049,720 ordinary shares as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐   No ☒

i

Wearable Devices Ltd.

INTRODUCTION

In this annual report, “we,” “us,” “our,” the “Company” and “WLDS” refer to Wearable Devices Ltd.

Wearable Devices Ltd. was incorporated in Israel in 2014 under the name “Wearable Devices Ltd.”

We are a growth company developing a non-invasive neural input interface in the form of a wrist wearable band for controlling digital devices using subtle touchless finger movements. Since our technology was introduced to the market in 2014, we have been working with both Business-to-Business, or B2B, and Business to Consumer, or B2C, customers as part of our push-pull strategy. We are now in the transition phase from research and development to commercialization of our technology into B2B products. At the same time, we are in the final stage of manufacturing our first B2C consumer product, the “Mudra Band”, an aftermarket accessory band for the Apple Watch which allows touchless operation and control of Apple ecosystem devices such as iPhone, Mac computer, AppleTV, and Pad, inter alia.

On September 15, 2022, we completed our initial public offering, or IPO, of (A) 3,750,000 units, or Units, each consisting of one ordinary share of the Company, NIS 0.01 par value per share, or Ordinary Shares, and two warrants to purchase one Ordinary Share each, or each, a Warrant (each with an initial exercise price of $4.00 per Ordinary Share and an exercise price of $2.00 following the Exercise Price Adjustment, as defined below), in a firm commitment underwritten offering, at a public offering price of $4.25 per Unit, (B) up to 562,500 additional Ordinary Shares and/or Warrants to purchase up to 1,125,000 Ordinary Shares, issuable to Aegis Capital Corp., the underwriter in the Offering, or the Underwriter, solely to cover over-allotments, if any, pursuant to its over-allotment option, which expired on October 27, 2022 , and (C) warrants issued to the Underwriter to purchase up to 187,500 Ordinary Shares, at an exercise price of $5.31 per Ordinary Share. The Ordinary Shares and Warrants were immediately separable from the units and were issued separately. The Ordinary Shares and Warrants began trading on the Nasdaq Capital Market on September 13, 2022 under the symbols “WLDS” and “WLDSW,” respectively. The Company received net proceeds of $13.3 million, after deducting underwriting discounts and commissions and other estimated offering expenses.

 Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

This annual report includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Surface Nerve Conductance, or SNC, becoming the industry standard input method for wearable computing and consumer electronics;

●	our ability to maintain and expand our existing customer base;

●	our ability to maintain and expand compatibility of our devices with a broad range of mobile devices and operating systems;

●	our ability to maintain our business models;

●	our ability to correctly predict the market growth;

●	our ability to remediate material weaknesses in our internal control over financial reporting;

●	our ability to retain our founders;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to raise capital through the issuance of additional securities;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	other risks and uncertainties, including those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

Risks Related to Our Business

●	There is no assurance that wrist SNC will be the dominant input method in the wearable computing and consumer electronics industry;

●	If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be affected;

●	If we are unable to develop and introduce new gesture input functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected;

●	Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand;

●	The period of time from a license agreement to implementation of our technology is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation;

●	We rely on a limited number of suppliers, contract manufacturers, and logistics providers, and each of our products is manufactured by a single contract manufacturer;

●	We are a growth company with limited operating history. We may never be able to effectuate our business plan or achieve sufficient revenue or reach profitability;

●	We invest effort and money into seeking validation of our technology and products with B2B companies. There can be no assurance that we will enter into license agreements, which could adversely affect our future business, results of operations and financial condition.

●	Our actual or perceived failure to comply with legal obligations with respect to personal information and customer data could harm our business.

Risks Related to the Industry in Which We Operate

●	The forecasts of market growth included in this annual report on Form 20-F may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all;

●	The market for wearable computing devices is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results would be harmed;

●	If we do not compete effectively, our prospects, operating results, and financial condition could be adversely affected.

Risks Related to Our Financial Condition and Operations

●	We may need to raise additional capital required to grow our business. We may not be able to raise capital on terms acceptable to us or at all, and the sale of additional shares, equity or debt securities could result in additional dilution to our shareholders;

●	If we have a going concern opinion in the future, as we did in 2021, this could materially limit our ability to raise additional funds, which could prevent us from obtaining new financing on reasonable terms or at all;

●	Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

Risks Related to Ownership of our Ordinary Shares and Warrants

●	Our current officers and directors and holders of more than 5% of our Ordinary Shares currently beneficially own an aggregate of approximately 55.1% of our Ordinary Shares and are able to exert significant control over matters submitted to our shareholders for approval;

●	Our Warrants, which are speculative in nature, are listed on Nasdaq separately and may provide investors with an arbitrage opportunity that could adversely affect the trading price of our Ordinary Shares;

●	Certain warrant holders may be entitled to receive additional Ordinary Shares, to the extent we engage in future dilutive issuances;

●	We do not know whether a market for the Ordinary Shares or Warrants will be sustained or what the trading price of the Ordinary Shares or Warrants will be. As a result it may be difficult for you to sell your securities;

●	If we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Ordinary Shares could be delisted from Nasdaq.

Risks Related to Our Intellectual Property

●	We may not be able to adequately protect or enforce our intellectual property rights. Our efforts to do so may be costly;

●	If we are unable to protect our domain names, our brand, business, and operating results could be adversely affected;

●	We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights;

●	Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

Risks Related to Operations in Israel

●	Conditions in Israel affect our operations and may limit our ability to produce or sell our products and our ability to raise additional funds;

●	We may be subject to the limitations resulting from our receipt of Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions;

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

General Risk Factors

●	We incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. Our management might need to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements;

●	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq, which could result in a de-listing of our Ordinary Shares or Warrants.

Risks Related to Our Business

There is no assurance that wrist SNC will be the dominant input method in the wearable computing and consumer electronics industry.

Although we believe that SNC, the technology behind our Mudra gesture recognition system that tracks neural signals in the user’s wrist, will become the industry standard input method for wearable computing and consumer electronics, it is possible that other input methods, such as electroencephalography, electromyography voice or camera gestures—or a new, disruptive sensor based on new or existing technology—will achieve acceptance or dominance in the market. If wearable computing and consumer electronics based on other input methods gain acceptance by the market, consumer electronics companies, consumer electronics brands and consumers in place of or as a substitute to SNC, and we do not sign license and integration agreements to the same extent as we expect, our business, results of operations and financial condition would be adversely affected.

If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be adversely affected.

We must continually develop and introduce new products and services and improve and enhance our existing products and services to maintain or increase our sales. The success of new or enhanced products and services may depend on a number of factors, including anticipating and effectively addressing consumer preferences and demand, the success of our sales and marketing efforts, timely and successful research and development, effective forecasting and management of product demand, purchase commitments and inventory levels, effective management of manufacturing and supply costs, and the quality of or defects in our products.

The development of our products and services is a complex and costly process, and we typically have several products and services in development at the same time. Given the complexity, we occasionally have experienced, and could experience in the future, delays in completing the development and introduction of new and enhanced products, product features, and services. Problems in the design or quality of our products or services may also have an adverse effect on our business, financial condition, brand, and operating results. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected.

If we are unable to develop and introduce new gesture input functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected.

Our business and future operating results will depend on our ability to complete development of existing finger and hand gestures and to develop and introduce new and enhanced gesture functions that incorporate the latest technological advancements in user experience and user interaction, software, algorithms and electrode technologies and to satisfy our customers and consumers. This will require us to invest resources in research and development and also require that we:

●	design new innovative, intuitive natural and accurate gestures to suit a large variety of wearable computing devices, operating system platforms and form factors, that differentiate our products from those of our competitors;

●	integrate successfully the hardware and the software into consumer electronics companies’ products;

●	respond effectively to technological changes or product announcements by our competitors; and

●	adjust to changing market conditions and consumer preferences quickly and cost-effectively.

If there are delays in or we fail to complete our existing and new development programs, we may not be able to meet the requirements, needs and preferences of our customers and consumers and our results of operations and financial condition would be adversely affected. In addition, we cannot assure you that our investment in research and development will lead to any corresponding revenue, in which case our business, results of operations and financial condition would also be adversely affected.

The failure to effectively manage the introduction of new or enhanced products may adversely affect our operating results.

We must successfully manage introductions of new consumer products or enhanced product features. Introductions of new consumer products could adversely impact the sales of our existing products to consumers. For instance, consumers may decide to purchase new products instead of existing products. Moreover, future consumer electronics customers may decide to integrate enhanced features which do not yet exist in our own consumer products. This could lead to excess inventory and discounting of our existing products. In addition, we anticipate incurring higher levels of sales and marketing expenses accompanying each product introduction. Accordingly, if we fail to effectively manage introductions of new consumer products or enhanced product features, our operating results would be harmed.

Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand.

We sell complex products and services that could contain design and manufacturing defects in their materials, hardware, software, and firmware. These defects could include defective materials or components, or “bugs” that can unexpectedly interfere with the products’ intended operations or cause injuries to users. Although we significantly and thoroughly test new and enhanced products and services before their release, there can be no assurance we will be able to detect, prevent, or fix all defects.

Failure to detect, prevent, or fix defects could result in a variety of consequences, including a greater number of returns of products than expected from our customers and consumers, or future retail customers, regulatory proceedings, product recalls, and litigation, which could harm our revenue and operating results. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims. If we experience relatively large returns from our retail customers or our other customers and consumers, our business and operating results could be harmed. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also affect our brand and decrease demand for our products and services, and adversely affect our operating results and financial condition.

Furthermore, our products are used to monitor our users’ hand bio-potentials activity and to operate control functions on a large variety of digital devices which operate on different users’ wrist physiology and device operating system and model. It may happen that our products do not provide accurate measurements or correctly classify gestures to users, which may result in negative publicity, and, in some cases, may require us to expend time and resources to defend litigation. If our products fail to provide accurate measurements and control functions to users, or if there are reports or claims of inaccurate measurements or claims regarding the overall benefits of our products and services in the future, we may become the subject of negative publicity, litigation, including class action litigation, regulatory proceedings, and warranty claims, and our brand, operating results, and business could be harmed.

The period of time from a license agreement to implementation of our technology is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

Our products are technologically complex, incorporate many technological innovations and are typically intended for use in interface input applications. Prospective consumer electronics customers generally must make significant commitments of resources to test and validate our technology before including it in any particular product device. The development cycles of our products with new consumer electronics customers may take approximately one to three years after an initial agreement is reached, depending on the customer and the complexity of the input solution. These development cycles result in our investment of our resources prior to realization of any revenues. Further, we are subject to the risk that a consumer electronics company cancels or postpones implementation of our technology, as well as that we may not be able to implement our technology successfully. Further, our sales could be less than forecast if the product device is unsuccessful, due to reasons related or unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

We are a growth company with limited operating history. We may never be able to effectuate our business plan or achieve sufficient revenue or reach profitability.

For some aspects of our technology, we are still a growth company, and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. Although we have produced a working development kit, the Mudra Inspire, we have not mass produced any product planned for global consumers. Even if we are able to do so, we may not be able to manufacture the product at the low costs needed to support our business models. We have not yet entered into any commercial arrangement for the licensing of our technology under a licensing model.

Furthermore, even if our technology becomes commercially viable, our business models may not generate sufficient revenue necessary to support our business. The consumer electronics industry is highly competitive, and our technology, products, services or business models may not achieve widespread market acceptance. If we are unable to address any of the aforementioned issues, or encounter other problems, expenses, difficulties, complications, and delays in connection with the starting and expansion of our business, our entire business may fail.

Our ability to generate revenue from our operations and, ultimately, achieve profitability will depend on, among other things, whether we can complete the development and commercialization of our technology, our ability to integrate and license our technology into consumer electronic devices, our future products and our services, whether we can manufacture products on a commercial scale in such amounts and at such costs as we anticipate, and whether we can achieve market acceptance of our products, services and business models. We may never generate any revenue or operate on a profitable basis. Even if we achieve profitability, we may not be able to sustain it.

We invest effort and money into seeking validation of our technology and products with B2B companies, such as consumer electronics companies and consumer electronics brands, and there can be no assurance that we will enter into license agreements, which could adversely affect our future business, results of operations and financial condition.

We invest effort and money from the time of our initial contact with a B2B company, be it a consumer electronics company or a consumer electronics brand, to the date on which the B2B company chooses to integrate our technology into one or more of its products. The B2B company integrates our products and our proprietary software and hardware into a complete consumer electronics product that it manufactures. Successful validation of our technology will result in a signed commercial license agreement with the B2B company. However, we estimate there will be a three-to-five-year period from the time we are first introduced to such a customer to signing a licensing agreement and as of March 20, 2023, we have not entered into any licensing agreements. This is a significant amount of time and negotiations may break down during the course of such negotiations. Accordingly, there is a possibility that we could expend our resources without success.

In addition, a B2B company’s current solution, internally developed or integrated with a third-party solution, may have an advantage with the company going forward because of the established trust and relationship between the parties, which could make it more difficult for competitors, like us, to integrate new solutions for other products or product lines. If we fail to sign a significant number of B2B license agreements in the future, our business, results of operations and financial condition would be adversely affected.

If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to choose our solutions or purchase our products and services as their preferences could shift rapidly to different types of input methods or away from these types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, future products may have higher prices than our current products and the products of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preferences for our input method and technology, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

If we are unable to successfully comply with Apple’s “Accessory Design Guidelines for Apple Devices”, our business, results of operation and financial condition may be adversely affected.

Our consumer product, the “Mudra Band”, is an aftermarket accessory band for the Apple Watch which allows touchless operation and control of the watch and iPhone. Apple enforces strict guidelines which address the physical design of cases, covers, screen overlays, and camera attachments for Apple devices and specifications for hardware accessories that use Bluetooth to communicate with Apple products including Mac, iPhone, iPad and iPod touch models. All accessories must meet requirements which include, and may not be limited to, compliance testing, integrated USB receptacles, user supplied cables and AC power adapters, attachments, magnetic interference, radio frequency performance, thermal management and tripod connections. In particular, watch bands, such as the Mudra Band, have to meet certain requirements with respect to lugs, magnetic chargers, band sizes and dimensions, band material, and environmental regulations. Accessories have to also comply with Bluetooth accessory identification, accessory power (lighting), app discovery, device power, power and communications protocols, Bluetooth, Bluetooth low energy and connectors.

Apple reserves the right to change specifications and the terms and conditions at its sole consideration, and, therefore, we may be required to change the Mudra Band specifications to comply with future Apple change requirements. Our company is investing significant resources to ensure that the Mudra Band is compatible with all the relevant guidelines. Therefore, a significant change in the Apple guidelines may cause our business, results of operations and financial condition to be adversely affected.

We rely on a limited number of suppliers, contract manufacturers, and logistics providers, and each of our products is manufactured by a single contract manufacturer.

We rely on a limited number of suppliers, contract manufacturers, and logistics providers. In particular, we use contract manufacturers located in Asia and Israel, and each of our products’ sub-components are manufactured by a different single contract manufacturer.  Our reliance on single contract manufacturers for each of our products’ components increases our risks since we do not currently have any alternative or replacement manufacturers. In the event of an interruption from a contract manufacturer, we may not be able to develop alternate or secondary sources without incurring material additional costs and substantial delays. While component shortages have historically been immaterial, they could be material in the future. Furthermore, these risks could materially and adversely affect our business if one of our contract manufacturers is impacted by a natural disaster or other interruption at a particular location because each of our contract manufacturers produces our product’s components in a single location. In addition, some of our suppliers, contract manufacturers, and logistics providers may have more established relationships with our competitors and potential competitors, and as a result of such relationships, such suppliers, contract manufacturers, and logistics providers may choose to limit or terminate their relationship with us.

If we experience significantly increased demand, or if we need to replace an existing supplier, contract manufacturer, or logistics provider, we may be unable to supplement or replace such supply, contract manufacturing, or logistics capacity on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. For example, for certain of our products, it may take a significant amount of time to identify a contract manufacturer that has the capability and resources to build the product to our specifications in sufficient volume. Identifying suitable suppliers, contract manufacturers, and logistics providers is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any key supplier, contract manufacturer, or logistics provider could adversely impact our revenue and operating results.

Because many of the key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain.

Many of the key components used to manufacture our products come from limited or sole sources of supply. Our contract manufacturers generally purchase these components on our behalf, subject to certain approved supplier lists, and we do not have any long-term arrangements with our suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience component shortages, and the predictability of the availability of these components may be limited. While component shortages have historically been immaterial, they could be material in the future. In the event of a component shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources in a timely manner. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill our orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet our scheduled product deliveries to our customers and users. This could harm our relationships with our channel partners and users and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products and services to our customers and users.

We have limited control over our suppliers, contract manufacturers, and logistics providers, which subjects us to significant risks, including the potential inability to obtain or produce quality products on a timely basis or in sufficient quantity.

We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including the following:

●	inability to satisfy demand for our products;

●	reduced control over delivery timing and product reliability;

●	reduced ability to oversee the manufacturing process and components used in our products;

●	reduced ability to monitor compliance with our product manufacturing specifications;

●	reduced ability to develop comprehensive manufacturing specifications that take into account materials shortages, materials substitutions, and variance in the manufacturing capabilities of our third-party contract manufacturers;

●	price increases;

●	the failure of a key supplier, contract manufacturer, or logistics provider to perform its obligations to us for technical, market, or other reasons;

●	difficulties in establishing additional contract manufacturing relationships if we experience difficulties with our existing contract manufacturers;

●	shortages of materials or components;

●	misappropriation of our intellectual property;

●	exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

●	changes in local economic conditions in countries where our suppliers, contract manufacturers, or logistics providers are located;

●	the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

●	insufficient warranties and indemnities on components supplied to our contract manufacturers.

Our future success depends on the continuing efforts of our key employees, including our founders, Asher Dahan, Guy Wagner and Leeor Langer, and on our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of our co-founders, Asher Dahan, Guy Wagner and Leeor Langer, as well as other members of our management team. The loss of any key personnel could make it difficult to manage our operations and research and development activities, reduce our employee retention and revenue, and impair our ability to compete. Although we have entered into employment agreements with our key personnel, these agreements have no specific duration and provide for at-will employment, which means they may terminate their employment relationship with us at any time.

Competition for highly skilled personnel is often intense, especially in Israel where we are located, and we may incur significant costs to attract them. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We collect, store, process, and use personal information and other customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and our actual or perceived failure to comply with such obligations could harm our business.

We collect, store, process, and use personal information and other user data, and we rely on third parties that are not directly under our control to do so as well. Our users’ neural finger and hand signals and movement-related data and other personal information may include, but is not limited to, names, addresses, phone numbers, email addresses, payment account information, wrist size and circumference, and biometric information such as neural signals, hand movement rotation and acceleration, GPS-based location, and hand activity patterns. Due to the volume and sensitivity of the personal information and data we manage and the nature of our products, the security features of our platform and information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive user data. If we or our third-party service providers, business partners, or third-party apps with which our users choose to share their data were to experience a breach of systems compromising our users’ sensitive data, use of our products and services could decrease, our brand and reputation could be adversely affected, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our user data, we may also have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Our users may also accidentally disclose or lose control of their passwords, creating the perception that our systems are not secure against third-party access. Additionally, if third parties we work with, such as vendors, developers, or consumer electronics customers who licensed our technology, violate applicable laws, agreements, or our policies, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business.

We rely on third-party application stores to distribute our mobile application.

We are dependent on third-party application stores that may prevent us from timely updating our applications, building new features, integrations, capabilities and enhancements or charging for access.

We distribute the mobile Mudra Inspire, Mudra Band application, and other future applications, through smartphone and tablet application stores managed by Apple and Google, among others. We cannot assure you that the third-party application stores through which we distribute our mobile applications will maintain their current structures or that such application stores will not charge us fees to list our application for download. We are also depending on these third-party application stores to enable us and our users to timely update our mobile applications and to incorporate new features, integrations, capabilities and enhancements. In addition, certain of these companies are now, and others may in the future become, competitors of ours and could stop allowing or supporting access to our platform through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our platform less desirable or harder to access, in each case for competitive reasons.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our obligations as a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

If we experience a period of significant growth or expansion, it could place a substantial strain on our resources, and we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

We may experience rapid growth, which will place significant demands on our management and our operational and financial resources. We may also experience significant growth in the number of customers and organizations using our products, and in the amount of data that we collect and process. Additionally, our organizational structure and our operations may become more complex, requiring us to scale our operational, financial and management controls as well as our reporting systems and procedures.

As we continue to grow our business, we will face challenges in integrating, developing, training and motivating a growing employee base and maintaining our company culture. Moreover, our potential continued growth will require significant capital expenditures and the allocation of valuable management resources. Our growth could place a significant strain on our management, customer experience, research and development, sales and marketing, and other resources. In addition, as we expand our business and our customer base continues to grow, it is important that we continue to maintain a high level of customer service and satisfaction. As such, we will need to expand our account management, our customer service and other personnel so we can continue providing personalized account management and customer service as well as personalized features, integrations, capabilities and enhancements. If we fail to manage our growth in a manner that preserves high levels of customer service and the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our reputation and harm our ability to attract employees, users and organizations.

We have recently begun to spend significant amounts on advertising and other marketing campaigns to acquire new users, and we expect to increase these advertising and marketing efforts, which may not be successful or cost effective.

We have recently begun to spend significant amounts on advertising and other marketing campaigns, such as online advertising and social media, to acquire new users and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to acquire new users and increase awareness of our products and services. We expect to increase advertising and marketing efforts. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to use our products and services, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing, accurately predict user acquisition, or fully understand or estimate the conditions and behaviors that drive user behavior. If for any reason any of our advertising campaigns prove less successful and/or cost effective than anticipated in attracting new users, we may not be able to recover our advertising spend, and our rate of user acquisition may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products and services.

We depend on third-party data center service providers. Any disruption in the operation of the data center facilities or failure to renew the services could adversely affect our business.

Our services are hosted using data centers operated by third parties. We control neither the operation of the data centers nor our third-party data center service providers. The third-party data center service providers may have no obligation to renew their services with us on commercially reasonable terms, or at all. If we are unable to renew these services on commercially reasonable terms, we may be required to transfer our servers or data to new data center facilities or engage new service providers, and we may incur significant costs and a possible interruption in our platform in connection with doing so.

Problems with our third-party data center service providers, the telecommunications network providers with whom they contract, or with the systems by which telecommunications providers allocate capacity among their users could adversely affect the experience of our users. Our third-party data center service providers could decide to close their facilities or cease to provide us services without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center service providers or parties they contract with may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, any failure of our data centers to meet our needs for capacity could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. Outages at our data centers, and future interruptions to our platform, might reduce our revenue, cause us to issue refunds, subject us to potential liability, or harm our ability to retain users and attract new customers.

Disruptions to our Information Technology, or IT, system may disrupt our operations and materially adversely affect our business and results of operations.

We depend on our IT systems, as well as those of third parties, to develop new products and services, operate our websites, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Our servers and equipment may be subject to cyber-security crimes, ransom hijacking, computer viruses, break-ins and similar disruptions from unauthorized tampering with computer systems. We can provide no assurance that our current IT system are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business until we recover using our back-up information. To the extent that such disruptions or uncertainties result in delays or cancellations of customer programs or misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

Our business is subject to data security risks, and our data security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, financial condition, results of operations, and prospects.

During the ordinary course of our business, we may collect, process, store and transmit substantial amounts of data and information, including users’ data. We have implemented measures to separate the data stored in our internet data centers and those stored with the third-party vendors. Security incidents may occur in the future, causing unauthorized access to, loss of, or unauthorized disclosure of such information, resulting in regulatory enforcement actions, litigation, indemnification obligations, and other potential liabilities, as well as negative publicity, which could materially adversely affect our business, reputation, financial condition, results of operations, and prospects. Cyberattacks, computer malware, and other compromises of information security measures or malicious internet-based activity continue to increase, and cloud-native platform providers of products and services have been targeted, resulting in breaches of their information security, and are expected to continue to be targeted. We and our third-party vendors are at risk of suffering from similar attacks and breaches.

Our products may also be subject to fraudulent usage and schemes, including third parties accessing customer accounts or viewing data from our platform without our authorization. While we undertake significant efforts to protect the security and integrity of the information we collect, process, store, and transmit, we cannot entirely mitigate these risks, and there is no guarantee that inadvertent or unauthorized use or disclosure of such information will not occur or that third-parties will not gain unauthorized access to such information despite our efforts. In addition, we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on their information systems. We may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access or to compromise our systems because such techniques change frequently and are generally not detected until after an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our software that we may become aware of in the future. We expect similar issues to arise in the future as we continue to expand the features and functionality of our products and platform and introduce new products, and we expect to expend significant resources in an effort to protect against security incidents. In addition, any actual or suspected cybersecurity incident or other compromise of our security measures, or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, or otherwise, could result in governmental investigations or enforcement actions, litigation, harm to our business, damage to our brand and reputation, significant costs for remediating the effects of such an incident and preventing future incidents, lost revenue due to network downtime, and a decrease in customer and user trust. Concerns regarding privacy, data protection, and information security may also cause some of our customers to stop using our products and platform and decline to renew their subscriptions, and make it harder to acquire new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. We are also contractually required to notify certain customers of certain data security breaches. To protect customers’ information, we have adopted multiple security measures that address security risks associated with data transmission, usage, storage, export and presentation. We have adopted an access control policy that requires user authentication every time there is a request to access non-public data. In addition, we have implemented an encryption program that encrypts the sensitive and confidential information stored by us. Despite our efforts, security incidents experienced by us, or by others, such as our competitors or customers, may lead to public disclosures and widespread negative publicity for us, our customers, or the construction software industry generally.

Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations, making the extent of our responsibilities in that regard uncertain. We currently adopt a data privacy policy with respect to how we collect, store, process and use user data and information, and we may only use such data and information to provide and improve our services, content and advertising in strict compliance with such policy. Despite the absence of any material data breach or similar incidents and our continuous efforts to comply with our privacy policy as well as all applicable laws and regulations, any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities or others, which could cause us to lose users and business partners.

There can be no assurance that any limitations of liability provisions in our subscriptions with customers would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against us could materially adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to the Industry in Which We Operate

The forecasts of market growth included in this annual report on Form 20-F may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this annual report on Form 20-F relating to the expected growth in the market for wearable computing devices, wearable devices, and consumer electronics industry may prove to be inaccurate. Even if these markets experience the forecasted growth described herein, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this annual report on Form 20-F should not be taken as indicative of our future growth.

The market for wearable computing devices is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results would be harmed.

The market for wearable computing devices is relatively new and unproven, and it is uncertain whether wearable devices and wearable computers will sustain high levels of demand and wide market acceptance. Our success will depend to a substantial extent on the willingness of people to widely adopt these products and services. In part, adoption of our products and services will depend on the increasing prevalence of connected wearable computing devices as well as new entrants to the wearable computing device market to raise the profile of both the market as a whole and our own platform. Our input technology devices have largely been used to control the Apple Watch and explore input methods for wearable computers and consumer electronics. However, they have not been widely adopted for other consumer electronics devices such as AR glasses, VR headsets, and large displays for which other products are more often used. Furthermore, some individuals may be reluctant or unwilling to use wearable input devices because they have concerns regarding the risks associated with data privacy, security, accuracy and comfortability. If the wider public does not perceive the benefits of our neural input devices or chooses not to adopt them as a result of concerns regarding privacy, data security, accuracy, comfortability, or for other reasons, then the market for these products and services may not further develop, it may develop more slowly than we expect, or it may not achieve the growth potential we expect it to, any of which would adversely affect our operating results. The development and growth of this relatively new market may also prove to be a short-term trend.

The COVID-19 pandemic could harm our business and results of operations.

In light of the uncertain situation relating to the spread of COVID-19, as well as government mandates, we implemented a hybrid work model, which combines office and remote work. We continue to monitor the situation and may adjust our current policies as more information and public health guidance becomes available. We may temporarily suspend travel and doing business in person or other measures that may negatively affect our customer success efforts, sales and marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, any of which could harm our business and results of operations.

In addition, COVID-19 has disrupted and may continue to disrupt the operations of our customers for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business and results of operations. More generally, the COVID-19 pandemic has adversely affected economies and financial markets globally, leading to an economic downturn, which could decrease technology spending and adversely affect demand for our products and harm our business and results of operations. The increase in remote working may increase exposure vulnerabilities, resulting in privacy, data protection, data security and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

To date, the main impact from COVID-19 on us has been on our B2B engagements. Due to the economic uncertainty, consumer electronics companies and consumer electronics brands halted new product releases. Additionally, it was more challenging for us to identify new B2B customers as many in-person conventions, tradeshows and conferences were cancelled. Therefore, COVID-19 prevented us from advancing with existing customers and acquiring new B2B customers.

COVID-19 has also impacted our manufacturing and production. Due to COVID-19, procurement of components has resulted in longer lead times and components shortages, with higher prices than before COVID-19. Manufacturing cycles are now longer. Additionally, our inability to be physically present in the manufacturing sites has resulted in longer communication and iteration cycles. We also witnessed an increase in shipment costs and longer shipment times.

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, including restrictions on economic activity and the continued rollout of an efficient worldwide vaccination campaign, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. While we have developed and expect to continue to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of our efforts. Accordingly, it is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

We operate in a highly competitive market. If we do not compete effectively, our prospects, operating results, and financial condition could be adversely affected.

The market of input methods and peripheral devices for digital computers is highly competitive, with companies offering a variety of competitive products and services. We plan to develop and offer additional consumer electronics products for controlling and interacting with computers and digital devices. Additional consumer offerings will include applications for a variety of devices which will add value to the consumer beyond hardware functions. However, if we are unable to successfully develop additional consumer products, our results of operation may suffer. We expect competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that are potentially more competitive than our products and services. The digital devices input methods market has a multitude of participants, including specialized consumer electronics companies, such as Apple Inc., or Apple, Facebook, Inc., or Facebook, and Google LLC, and traditional peripheral and input solutions companies, such as Microsoft Corporation, Logitech International S.A. and Razer. In addition, many large, broad-based consumer electronics companies either compete in our market or adjacent markets or have announced plans to do so, including Apple and Facebook. For example, in December 2021, Apple released the Apple Watch AssistiveTouch capability to users for controlling the Apple Watch, with gesture recognition functionalities that do not require any additional sensors. We also compete with a wide range of after-market periphery-related input devices that can be purchased in retail and online stores from a multitude of manufacturers. We believe that many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services, larger and broader customer bases, more established relationships with a larger number of suppliers, contract manufacturers, and channel partners, greater brand recognition, ability to leverage app stores which they may operate, and greater financial, research and development, marketing, distribution, and other resources than we do. Our competitors and potential competitors may also be able to develop products or services that are equal or superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. Some of our competitors may aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us. If we are not able to compete effectively against our current or potential competitors, our prospects, operating results, and financial condition could be adversely affected.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services and have a negative impact on our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business solutions. We may be required to comply with laws or regulations regarding the use of the internet in foreign jurisdictions, such as the General Data Protection Regulation in the European Union, or the GDPR, and the California Consumer Privacy Act in the United States. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. While we have implemented measures to promote compliance with applicable laws and regulations and track their developments, we cannot assure you that we will always be in compliance. In addition, the modification of our products to ensure compliance can be time-consuming, if not technically impossible. If we are unable to comply with these laws and regulations, or if we cannot modify our products in a timely fashion, our reputation, business, results of operations and financial condition could be materially adversely affected.

In addition, government agencies may begin to impose taxes, fees or other charges for accessing the internet. These laws and changes could limit the growth of internet-related commerce or communications generally and reduce the demand for internet-based services such as ours. As our suppliers also carry out their services on the internet, such measures could increase our operating costs and we may not be able to maintain our competitive pricing as compared to the legacy software. These effects combined could adversely affect our business, results of operations and financial condition.

In addition, use of the internet as a business tool could be adversely affected. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our services could suffer.

Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection. Any failure of our platform to comply with applicable laws and regulations could harm our business, operating results and financial condition.

Our operations may from time to time involve cross-border transfer of data, which may subject us and our customers that use our products to privacy, cybersecurity and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data and general cybersecurity. Multiple jurisdictions have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of information, including personally identifiable information of individuals.

In the United States, the U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. We continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more stringent subject matter specific state laws in the United States. For example, in 2018, California enacted the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Similarly, many other countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in certain circumstances, IP addresses and other online identifiers. For example, the EU has adopted the GDPR, which enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. Given the breadth and depth of its obligations, working to meet the requirements of the GDPR has required significant time and resources, including a review of our technology and systems currently in use against the requirements of the GDPR. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. We have taken measures to address certain obligations under the GDPR and to make us GDPR compliant, but we may be required to take additional steps in order to comply with the GDPR. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and operating results, and our ability to conduct business in the EU could be significantly impaired.

We also continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our practices. We expect that there will continue to be new proposed laws, rules of self- regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our products and solutions in certain jurisdictions, or subject us to claims and litigation from private actors and investigations, proceedings, and sanctions by data protection regulators, all of which could harm our business, financial condition and operating results.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy, cybersecurity or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

Any failure or perceived failure by us, our products or our platform to comply with new or existing U.S., EU or other foreign privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by manmade problems such as terrorism.

In addition to and as evidenced by the COVID-19 global pandemic, our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. The third-party systems and operations and contract manufacturers we rely on, such as the data centers we lease, are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, operating results, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices are located in Israel, a state that frequently experiences terrorist attacks and acts of war. In addition, the facilities at which our contract manufacturers manufacture our products are located in parts of Asia that frequently endure typhoons and earthquakes. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’, contract manufacturers’, and logistics providers’ businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins, denial-of-service attacks, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, and loss of critical data. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting Israel or other locations where we have data centers or store significant inventory of our products. As we rely heavily on our data center facilities, computer and communications systems, and the Internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ businesses, which could have an adverse effect on our business, operating results, and financial condition.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which requires us to conduct due diligence on and disclose whether or not our products contain conflict minerals. The compliance with these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

Risks Related to Our Financial Condition and Operations

We may need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. If cash on hand and cash from operating activities are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financing, to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financing may be on terms that are dilutive or potentially dilutive to our shareholders, as described below, and the prices at which new investors would be willing to purchase our securities may be lower than the current price per share. The holders of new securities may also have rights, preferences, or privileges which are senior to those of existing holders of Ordinary Shares. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

We may need to raise additional capital through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Ordinary Shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our operating results or other operating metrics may fluctuate significantly, which could cause the trading price of our securities to decline.

Our operating results and other operating metrics have fluctuated in the past and may continue to fluctuate in each reported period. We expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

●	the level of demand for our neural input devices and our ability to maintain or increase the size and engagement of our users;

●	the demand and volume of our licensing agreements with third-party companies such as computer electronics manufacturers;

●	the continued market acceptance of, and the growth of the market for, neural input technology for wearable computing devices;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our market;

●	pricing pressure as a result of competition or otherwise;

●	delays or disruptions in our supply, manufacturing, or distribution chain;

●	errors in our forecasting of the demand for our products, which could lead to lower revenue or increased costs, or both;

●	the mix of products sold in a reported period;

●	seasonal buying patterns of consumers;

●	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

●	insolvency, credit, or other difficulties confronting our suppliers, contract manufacturers, or logistics providers leading to disruptions in our supply or distribution chain;

●	levels of product returns, stock rotation, and price protection rights;

●	adverse litigation judgments, settlements, or other litigation-related costs;

●	changes in the legislative or regulatory environment, such as with respect to privacy, information security, consumer product safety, and advertising;

●	product recalls, regulatory proceedings, or other adverse publicity about our products;

●	fluctuations in foreign exchange rates;

●	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs; and

●	general economic conditions in either domestic or international markets.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our operating results or other operating metrics could result in our failure to meet our expectations or those of any analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our securities could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders with our suppliers and contract manufacturers sufficiently in advance based on our estimates of future demand for our products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products and services or for products and services of our competitors, product and service introductions by competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. We may face challenges acquiring adequate and timely supplies of our products to satisfy the levels of demand, which we believe negatively affects our revenue. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory, either directly or with our contract manufacturers or logistics providers, to satisfy short-term demand increases. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength of our brand. Conversely, if we underestimate customer demand for our products and services, our contract manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our brand and customer relationships and adversely affect our revenue and operating results.

Our financial statements for the year ended December 31, 2021, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. If we will have a going concern opinion in the future this could materially limit our ability to raise additional funds, which could prevent us from obtaining new financing on reasonable terms or at all.

In part because we have incurred losses in each year since our inception, our audited consolidated financial statements for the period ended December 31, 2021 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2021, that could cast significant doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2022 have been prepared assuming that we will continue as a going concern. To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2022, we had an accumulated deficit of approximately $13.4 million. If we will receive a going concern opinion in the future , it could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We have completed our IPO, but we may require additional financing in the future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. If we will receive a going concern opinion in the future, this could limit our ability to raise additional funds and continue operating as a going concern.

Our financial performance is subject to risks associated with changes in the value of the U.S. dollar, Israeli shekel, versus local currencies.

Our primary exposure to movements in foreign currency exchange rates relates to non-U.S. dollar denominated sales and operating expenses worldwide. Weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of our foreign currency-denominated sales and earnings, and generally leads us to raise international pricing, potentially reducing demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the dollar’s strengthening, or at all, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings. Conversely, a strengthening of the Israeli shekel or foreign currencies relative to the U.S. dollar will increase our Israeli operations costs, and could cause us to increase our international pricing and become less competitive. Additionally, strengthening of foreign currencies may also increase our cost of product components denominated in those currencies, thus adversely affecting gross margins.

We may not be able to sustain our revenue growth rate or profitability in the future.

Our recent revenue growth should not be considered indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of reasons, which may include increasing competition, slowing demand for our products and services, a decrease in the growth of our overall market, our failure, for any reason, to continue to capitalize on growth opportunities, or the maturation of our business.

We have not achieved profitability on a quarterly or annual basis. We expect our expenses to increase substantially in the near term, particularly as we make significant investments in our research and development and sales and marketing organizations, expand our operations and infrastructure internationally, develop new products and services, and enhance our existing products and services. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our operating expenses, we may not be profitable in future periods.

Risks Related to the Ownership of the Ordinary Shares and Warrants

Our current officers and directors and holders of more than 5% of our Ordinary Shares currently beneficially own an aggregate of approximately 55.1% of our Ordinary Shares and they will be able to exert significant control over matters submitted to our shareholders for approval.

As of March 20, 2023, our current officers and directors and holders of more than 5% of our Ordinary Shares beneficially own an aggregate of approximately 55.1% of our Ordinary Shares. Consequently, they are able to exert significant control over matters submitted to our shareholders for approval. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We do not know whether a market for the Ordinary Shares or Warrants will be sustained or what the trading price of the Ordinary Shares or Warrants will be and as a result it may be difficult for you to sell your securities.

Although our Ordinary Shares and Warrants are listed on Nasdaq, an active trading market for the Ordinary Shares or Warrants may not be sustained. It may be difficult for you to sell your Ordinary Shares or Warrants without depressing the market price for the Ordinary Shares or Warrants at all. As a result of these and other factors, you may not be able to sell your securities at or above the offering price or at all. Further, an inactive market may also impair our ability to raise capital through the sale of additional equity securities and may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. For more information, see “Item 8.A. - Consolidated Statements and Other Financial Information – Dividends.”

Management will have broad discretion as to the use of the proceeds from the potential exercise of the Warrants.

Our management will have broad discretion in the allocation of the net proceeds, if any, from the exercise of the Warrants. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

The Warrants are listed on Nasdaq separately from our Ordinary Shares and this may provide investors with an arbitrage opportunity that could adversely affect the trading price of our Ordinary Shares.

Because the Warrants are traded on Nasdaq, investors may be provided with an arbitrage opportunity that could depress the price of our Ordinary Shares.

We have been notified by The Nasdaq Stock Market LLC of our failure to comply with certain continued listing requirements and, if we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Ordinary Shares could be delisted from Nasdaq.

On November 25, 2022, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying us that we were not in compliance with the Minimum Bid Price Requirement because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until May 22, 2023, to regain compliance with the Minimum Bid Price Requirement. In the event we do not regain compliance with the Minimum Bid Price Requirement by May 22, 2023, we may be eligible for an additional 180-calendar day grace period. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice to The Nasdaq Stock Market LLC of our intent to regain compliance with such requirement during such second compliance period.

We intend to monitor the closing bid price of our Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement, including initiating a reverse stock split. If we do not regain compliance within the allotted compliance period(s), including any extensions that may be granted, The Nasdaq Stock Market LLC will provide notice that our Ordinary Shares will be subject to delisting from Nasdaq. At that time, we may appeal The Nasdaq Stock Market LLC’s determination to a hearings panel.

There can be no assurances that we will be able to regain compliance with the Minimum Bid Price Requirement or if we do later regain compliance with the Minimum Bid Price Requirement, that we will be able to continue to comply with all applicable Nasdaq listing requirements now or in the future. If we are unable to maintain compliance with these Nasdaq requirements, our Ordinary Shares will be delisted from Nasdaq.

In the event that our Ordinary Shares or Warrants are delisted from Nasdaq, as a result of our failure to comply with the Minimum Bid Price Requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and are not eligible for listing on another exchange, trading in our Ordinary Shares and Warrants could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares or Warrants, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares or Warrants to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

The Warrants are speculative in nature.

Except as otherwise set forth therein, our Warrants do not confer any rights of Ordinary Share ownership on their holders, such as voting rights, but rather merely represent the right to acquire Ordinary Shares at a fixed price for a limited period of time. Specifically, holders of the Warrants may exercise their right to acquire Ordinary Shares and pay an exercise price of $4.00 per Ordinary Share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. There can be no assurance that the market price of our Ordinary Shares will ever equal or exceed the exercise price of the Warrants. In the event that our Ordinary Shares price does not exceed the exercise price of such Warrants during the period when such Warrants are exercisable, the Warrants may not have any value.

Alpha and other investors in the April 2021 financing may be entitled to additional Ordinary Shares and additional shares underlying the warrants they hold, pursuant to April 2021 SPAs, to the extent we engage in future dilutive issuances.

Pursuant to the April 2021 SPA we entered into with Alpha Capital Anstalt, or Alpha, and certain other investors, beginning on April 22, 2021 and until the earlier of (i) the 90th calendar day after the expiration of the investors’ applicable lock-ups or (ii) three years from April 22, 2021, if we or our subsidiary shall issue any Ordinary Shares or equivalents of Ordinary Shares, in an equity transaction other than an exempt issuance, entitling any person or entity to acquire Ordinary Shares at an effective price per share less than the per share purchase price of $2.25 (subject to prior adjustment for reverse and forward stock splits and the like), or an SPA Dilutive Issuance, then, for no additional consideration, we shall immediately issue to Alpha and other investors in the April 2021 financing that number of additional Ordinary Shares equal to (a) the per share purchase price of $2.25 divided by amount actually paid in new cash consideration by third parties for each Ordinary Share in the SPA Dilutive Issuance less (b) the number of Ordinary Shares issued to Alpha and other investors at the closing of the April 2021 financing pursuant to the April 2021 SPAs. While we do not expect an SPA Dilutive Issuance to occur prior to three years from April 22, 2021, if an SPA Dilutive Issuance will take place prior to the 90th calendar day after the expiration of the applicable lock-ups, we cannot predict the amount that will be paid in new cash consideration by third parties for each ordinary share issued in the SPA Dilutive Issuance, and are therefore cannot determine the extent of dilution to shareholders as a result of the additional securities to be issued. This could cause further dilution to your share ownership. For example, we have issued an aggregate of 169,125 Ordinary Shares to Alpha and the other investors in the April 2021 financing as a result of our IPO. See “Item 7.B - Related Party Transactions — Share Purchase Agreement with Alpha” for information on how the amount of additional Ordinary Shares or additional shares underlying the warrants for Alpha and other investors from the April 2021 financing will be calculated.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our securities.

For so long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing not to delay such adoption of new or revised accounting standards. Our election not to use this extended transition period for complying with new or revised accounting standards is irrevocable;

●	exemption from compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board with respect to mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., critical audit matters); and

●	our ability to present only two years of audited financial statements and only two years of related disclosure in certain SEC filings.

We intend to take advantage of some of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of ordinary equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted, and may in the future elect to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Israeli laws and regulations that are applicable to Israeli companies. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic registrants that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Israeli laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Israeli law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. registrant.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

We may be considered a PFIC or become a PFIC in the future. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. A U.S. taxpayer that holds our warrants is taxed in a manner similar to a U.S. taxpayer owning Ordinary Shares if such taxpayer realizes gain on the sale of the warrants. If the U.S. taxpayer holding the warrants exercises the warrants to purchase common shares, the holding period over which any income realized is allocated includes the holding period of the warrants. The U.S. warrant holder is treated as a holder of PFIC stock taxable under the ordinary income allocation and interest charge regime described above. If the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares and Warrants by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares and Warrants; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares and Warrants during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares and Warrants if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares and Warrants are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares and Warrants in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

Risks Related to Our Intellectual Property

We may not be able to adequately protect or enforce our intellectual property rights throughout the world, and our efforts to do so may be costly.

If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors may be able to access our proprietary technology and our business, results of operations and financial condition could be adversely affected. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, unfair competition laws, employee and third party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies or systems. Our competitors may also be able to independently develop similar products or design around our patents. In addition, the laws of some countries do not protect our proprietary rights as fully as do the laws of other countries. As a result, we may not be able to protect our proprietary rights adequately in the United States, China or abroad.

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those according to federal and state laws in the United States or laws in China. Competitors may use our technologies to develop their own products or services in jurisdictions where we have not obtained patent protection and may export infringing products or services to territories where we have patent protection, but where patents are not enforced as strictly as they are in the United States. These products or services may compete with our products or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in some jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly, put the issuance of our patent applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and any damages or other remedies that we may be awarded, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. In the future, we may be a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit may be time-consuming and expensive to resolve and may divert our management’s time and attention from our business. Furthermore, such a lawsuit could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which would seriously harm our business.

If we are unable to protect our domain names, our brand, business, and operating results could be adversely affected.

We have registered domain names for websites, or URLs, that we use in our business, such as wearabledevices.co.il and mudra-band.com. We have registered digital names for social media handlers, that we use in our business, such as Facebook and LinkedIn. If we are unable to maintain our rights in these domain and digital names, our competitors or other third parties could capitalize on our brand recognition by using these domain names for their own benefit. In addition, we might not be able to, or may choose not to, acquire or maintain other country-specific versions of the “Wearable Devices” or “Mudra” domain and digital names or other potentially similar URLs. The regulation of domain and digital names in the United States and elsewhere is generally conducted by Internet regulatory bodies and is subject to change. If we lose the ability to use a domain or digital name in a particular country, we may be forced to either incur significant additional expenses to market our solutions within that country, including the development of a new brand and the creation of new promotional materials, or elect not to sell our solutions in that country. Either result could substantially harm our business and operating results. Regulatory bodies could establish additional top-level domains, appoint additional domain or digital name registrars, or modify the requirements for holding domain or digital names. As a result, we may not be able to acquire or maintain the domain or digital names that utilize the name “Wearable Devices” or “Mudra” in all of the countries in which we currently conduct or intend to conduct business. Further, the relationship between regulations governing domain and digital names and laws protecting trademarks and similar proprietary rights varies among jurisdictions and is unclear in some jurisdictions. Domain and digital names similar to ours have already been registered in the United States and elsewhere, and we may be unable to prevent third parties from acquiring and using domain or digital names that infringe, are similar to, or otherwise decrease the value of, our brand or our trademarks. Protecting and enforcing our rights in our domain and digital names and determining the rights of others may require litigation, which could result in substantial costs, divert management attention, and not be decided favorably to us.

We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights.

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection, enforcement and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. We could become subject to claims and litigation alleging infringement by us of third-party patents and other intellectual property generally. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products or business operations, or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents are issued, there currently may be pending applications of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement of such products, we may be prevented from selling, or elect not to sell, such products unless we obtain a license, which may be unavailable. Alternatively, we may be forced to pay substantial royalties or to redesign one or more of our products to avoid any infringement or allegations thereof. Additionally, we may face liability to our customers, business partners or third parties for indemnification or other remedies in the event that they are sued for infringement in connection with their use of our products.

We also may not be successful in any attempt to redesign our products to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology, or license the infringed technology, on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their success, could seriously harm our reputation with our consumer electronics customers and in the industry at large.

Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

A portion of the technologies we use incorporates “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license, or limitations on intellectual property protection and enforcement. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while generally outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products or services. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce, or sell our products and our ability to raise additional funds.

Our headquarters, executive offices and research and development offices are located in Yokne’am Illit, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries. In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our securities.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

We may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

We enter into agreements with our Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by us or are assigned to us, depending on the jurisdiction, without the employee retaining any rights. A portion of our intellectual property has been developed by our Israeli employees during their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions”. Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our Israeli employees have agreed that we exclusively own any rights related to their inventions, we may face claims demanding remuneration in consideration for employees’ service inventions. As a result, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate principal amount of approximately $1.8 million that we accrued or received from the IIA as of December 31, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0%-3.5% on sales proceeds from our products that were developed under the Israeli Innovation Authority, or the IIA, programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. As of December 31, 2022, our contingent liabilities regarding IIA grants accrued or received by us were in an aggregate principal amount of approximately $1.8 million plus LIBOR interest. The terms of the grants under the of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, and the related IIA rules and regulations, require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad.

As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 120% and 300% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA).

We are further required to comply with the requirements of the Research Law with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Our obligations in regard to know-how, technology or products that may be subject to these restrictions are not to transfer to anyone the information, rights thereon and production rights to be derived from the research and development, in whole or part, of our Mudra Inspire product and our Mudra Band product, without the IIA Research Committee approval. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend to enforce those provisions for relatively brief periods of time in restricted geographical areas, if at all, and only when the employee has provided unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Our amended and restated articles of association may be deemed to have an anti-takeover effect.

Certain provisions of our amended and restated articles of association may make a change in control of us more difficult to effect. Our amended and restated articles of association will provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent an attempt to change control of us, even though a change in control might be considered by our shareholders to be in their best interest.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies (see “Description of Share Capital – Provisions Restricting Change in Control of Our Company” for additional information).

General Risk Factors

We incur significant increased costs as a result of our IPO. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur before our IPO. We also incur costs associated with corporate governance requirements of the SEC, and will incur costs in connection with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The maintenance and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

If we engage in future merger and acquisition activities or strategic partnerships, this could require significant management attention, may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

As part of our business strategy, we may make investments in other companies, products, or technologies. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. In addition, if we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected.

Additionally, we may evaluate various strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;
●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and
●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

We are subject to risks associated with doing business globally.

Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. In addition to risks related to currency exchange rates, these risks include changes in exchange controls, changes in taxation, importation limitations, export control restrictions, changes in or violations of applicable laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010, economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect our global operations could have an adverse effect on our business, results of operations and financial condition.

Our operating margins may decline as a result of increasing product costs.

Our business is subject to significant pressure on pricing and costs caused by many factors, including intense competition, the cost of components used in our products, labor costs, constrained sourcing capacity, inflationary pressure, pressure from users to reduce the prices we charge for our products and services, and changes in consumer demand. Costs for the raw materials used in the manufacture of our products are affected by, among other things, energy prices, consumer demand, fluctuations in commodity prices and currency, global pandemic slowing down manufacturing capacity, and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials used to manufacture our products or in the cost of labor and other costs of doing business in the United States and internationally could have an adverse effect on, among other things, the cost of our products, gross margins, operating results, financial condition, and cash flows.

Sales of a significant number of shares of our Ordinary Shares in the public markets or significant short sales of our Ordinary Shares, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and impair our ability to raise capital.

Sales of a substantial number of shares of our Ordinary Shares or other equity-related securities in the public markets, could depress the market price of our Ordinary Shares. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the Ordinary Shares to sell their shares, thereby contributing to sales of Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

The market price of our Ordinary Shares and Warrants may be highly volatile, and you could lose all or part of your investment.

The market price of our Ordinary Shares and Warrants is likely to be volatile. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. The market price of our Ordinary Shares and Warrants may fluctuate significantly in response to numerous factors, some of which are beyond our control, which include:

●	whether we achieve our anticipated corporate objectives;
●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	changes in our financial or operational estimates or projections;
●	our ability to implement our operational plans;
●	termination of the lock-up agreement or other restrictions on the ability of our shareholders to sell shares;
●	changes in the economic performance or market valuations of companies similar to ours; and
●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our securities, regardless of our actual operating performance, and we have little or no control over these factors.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or the Ordinary Shares, our share price and trading volume could decline.

The trading market for the Ordinary Shares and/or Warrants will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the Ordinary Shares, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares and/or Warrants would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares or trading volume to decline.

Our internal control over financial reporting does not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.

Considering the size and the complexity of our operations and our early stage of generating revenues, we did not have a capable Chief Financial Officer during 2021. In January 2022, we engaged an experienced and capable Chief Financial Officer with sufficient U.S. GAAP knowledge and U.S. public company reporting experience and began the process of documenting our internal control procedures to satisfy the requirements of Section 404 (a) of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We are in the process of addressing our internal control over financial reporting and we will establish formal policies, processes and practices related to financial reporting and identify key financial reporting risks, including an assessment of the potential impact and linkage of those risks to specific areas and activities within our organization.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act and, therefore, are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We are required to comply with the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act, which require our management to certify financial and other information in our annual reports and will require that we provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first filing of an annual report on Form 20-F. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect to comply with Section 404 of the Sarbanes-Oxley by the end of 2023.

As a public entity, we will be required to complete our initial assessment in a timely manner. If we are not able to implement and document the necessary policies, processes and controls to mitigate financial reporting risks, we may not be able to comply with the requirements of Sections 404(a) in a timely manner or with adequate compliance. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we were to report a material weakness in our internal control over financial reporting. This could materially adversely affect us and lead to a decline in the price of our securities.

Our amended and restated articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations promulgated under the Securities Act or the Exchange Act as a result of our exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our amended and restated articles of association. If a court were to find the exclusive forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe the exclusive forum provision benefit us by providing increased consistency in the application of U.S. federal securities laws the Israeli Companies Law 5759-1999, or the Companies Law, or New York law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

We may be subject to liability claims if we breach our contracts, and our insurance may be inadequate to cover our losses.

We are subject to numerous obligations in our contracts with organizations and our partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. Our insurance policies may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events, and disasters or otherwise. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all.

Our management has broad discretion over the use of the net proceeds from the sale of Ordinary Shares and exercise of the Warrants in our IPO and may not use them effectively.

We currently intend to use the net proceeds from the sale of Ordinary Shares in our IPO and exercise of the Warrants for research and development of new technologies and existing products, marketing and sales efforts in new territories and working capital and general corporate purposes. However, our management has broad discretion in the application of any such net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from the exercise of the Warrants. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from the exercise of the Warrants in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in 2014 in Israel. Our Ordinary Shares and Warrants are currently listed for trading on the Capital Market under the symbols “WLDS” and “WLDSW”, respectively. We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband band for controlling digital devices using subtle touchless finger movements.

Our principal executive offices are located at 5 Ha-Tnufa St., Yokne’am Illit, 2066736 Israel. Our telephone number in Israel is 972.4.6185670. Our website address is www.wearabledevices.co.il. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Mudra Wearable, Inc. is our agent in the United States and its address is 24A Trolley Square #2203, Wilmington, DE 19806.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

B. Business Overview

We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband for controlling digital devices using subtle touchless finger movements. Since our technology was introduced to the market in 2014, we have been working with both B2B and B2C customers as part of our push-pull strategy. We are now in the transition phase from research and development to commercialization of our technology into B2B products. At the same time, we are in the final stage of manufacturing our first B2C consumer product, the “Mudra Band” wristband, an aftermarket accessory band for Apple Watch that allows seamless control across Apple ecosystem devices such as iPhone, Mac computer, AppleTV, and Pad, inter alia.

Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology. We believe that our technology is setting the standard input interface for the Metaverse. According to an article “CES 2021: The Mudra Band and How Wearable Devices Defining the Future of Immersive Customer Experiences,” published in January 2021 by Futurum Research, the Mudra Band has the potential to bring a whole new level of accessibility and immersive experiences to the wearer of the device. Moreover, according to the article, what sets the Mudra Band apart from similar technology is its add-on approach to interface with existing commands, as opposed to fixing the technology into the controlled device. Further, we have generated insights based on dozens of feedbacks we have received for our technology and learned about the preferred methods of users to produce commands with multiple digital devices, and the Mudra Band incorporates those preferred methods. We intend to transform interaction and control of digital devices to be as natural and intuitive as real-life experiences. We imagine a future in which humans can share skills, thoughts, emotions, and movements with each other and with computers, using wearable interfaces and devices. We believe that neural-based interfaces will become as ubiquitous to interact with wearable computing and digital devices in the near future as the touchscreen is a universal input method for smartphones.

Combining our own proprietary sensors and AI algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. These digital devices include consumer electronics, smart watches, smartphones, AR glasses, VR headsets, televisions, personal computers and laptop computers, drones, robots, etc.

Mudra Inspire, our B2B development kit product, started selling to B2B customers in 2018 as the first point of business engagement and contributed to our early-stage revenues. At CES 2021, the Mudra Band for Apple Watch, our flagship B2C product, won Innovation Award Honoree and the Best Wearable Award. The product is in its final stages of manufacturing.

Our early-stage revenues are composed of sales of our Mudra Inspire and from pilot transactions with several B2B customers. In 2022 and 2021, we had revenues of $45 thousand and $142 thousand, respectively, and comprehensive and net loss of $6.5 million and $2.6 million, respectively.

Over 100 companies have purchased our Mudra Inspire development kit, 30 of which are multinational technology companies. These companies are exploring various input and control use-cases for their products, ranging over multiple countries and industry sectors, including consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers. Our objective with these companies is to commercialize the Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services. We estimate that there will be a three-to-five-year period from the time we are first introduced to a customer to signing a licensing agreement. As of March 20, 2023, we have not signed a license agreement with any of these companies.

In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain-computer interface sensors, with additional verticals that include Industry 4.0 – a new phase in the Industrial Revolution that focuses on interconnectivity, automation, machine learning, and real-time data, digital health, sport analytics, and more.

The core of our platform is Mudra, which means “gesture” in Sanskrit language. Mudra– our SNC technology and wristband—tracks neural signals on the user’s wrist skin surface, which our algorithms decipher to predict as gestures made by finger and hand movements. The interface binds each gesture with a specific digital function, allowing users to input commands without physical touch or contact. Mudra gestures are natural to perform, and gestures can be tailored per a user’s intent, desired function, and the controlled digital device. Mudra can detect multiple gesture types, including hand movements, finger movements, and fingertip pressure gradations. In addition to the control use-case, our Mudra technology and SNC sensor can be utilized in multiple monitoring use-cases where we can monitor neural and hand movements for digital health purposes, sport analytics performance, and Industry 4.0 solutions.

Figure 1: Our Mudra Platform

Figure 1 above displays the appearance and major features of our current products—the Mudra Band for Apple Watch in black and white band color, and the Mudra Inspire (seen above from right to left). Our gestures are discrete or continuous hand and finger movements, deciphered from neural signals at the wrist. Our interface can control multiple digital devices using a single interface. In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain/computer interface monitoring, with additional verticals including Industry 4.0, digital health, sport analytics, and more.

Our Strengths

We believe that our strengths include:

●

Direct relationships with the world’s leading multinational technology consumer electronics companies. Our B2B customers are seeking new, intuitive and natural methods for input and control of wearable computers, including smartwatches, AR glasses, VR headsets, smartphones, and other consumer entertainment devices (such as smart televisions, large displays, voice assistants, etc.).

●

Vertically integrated platform that is difficult to replicate. We believe that we are setting the standard of using gestures to interact with wearable computers. Our technology is based on six layers which form three pillars – hardware, software and humanware, which is the method of adding a human facet into the development of hardware and software with the main goal of making it as functional as possible. Our hardware and software emphasize natural, intuitive, easy to use user-experience and user interface humanware. Our technologies are interdependent and are optimized to sense wrist area bio-potentials, which are electrical potentials generated in the tissues of the wrist. There is a very high interdependency between each layer, and we believe that we possess the expertise for all technology layers.

●

Expanding our products to multiple market verticals. In addition to working with businesses and individual customers in the consumer electronics market, we have developed several use-cases for digital health, Industry 4.0, and sport analytics markets. These use-cases involve utilizing the Mudra SNC sensor as a platform to be used in additional verticals, such as frontline workers, patients, and athletes and sport enthusiasts.

37

●

A Push-Pull strategy to win both B2B and B2C sales. Using a “Push-Pull” strategy and working directly with manufacturers of digital devices and with consumers using wearable computing devices, we have successfully created customer demand for consumer products and proved to manufacturers the validity of our solution to consumers. Working with both manufacturers and consumers allows us to develop products that are based on needs, inputs, demands, requests and behaviors of all stakeholders along the value chain.

●

World-class research, engineering and product teams. Our employees have a diverse set of skills and industry experience, including expertise in highly scalable distributed software systems, machine learning algorithms, artificial intelligence architecture, and user-centric product design. Our engineering, product, and design teams work together to bring our products to life, from conception to implementation. We are committed to leveraging data to continuously improve our customer experience by studying and understanding points of interaction and how our customers use our platform features.

●	Strong, advantageous platform that contains:

-

A proprietary sensor to capture neural signals. Our proprietary Mudra SNC sensor can be utilized to decipher signal patterns for gesture control as input for digital devices, and it can also be utilized to monitor and track the neural activity of the hand motor neurons for short and long-term diagnosis.

-

Natural, intuitive operation using subtle finger movements. By making communication with computers much easier, we intend to empower users to interact with computers and work, enjoy entertainment, and live better. Our stylish, elegant devices have a small size and shape, and support natural, intuitive, and subtle finger movements and gestures.

-

Human-centered design that optimizes user experience. Our products are designed around our customers’ user experience. Our large global network of consumers and business customers provides highly useful feedback and insights, which we use to constantly improve our products and the value we offer to our users.

-

A large hand and finger gesture database. Through anonymized data from cloud-based calibrations and mobile apps, we are building a large database of finger and hand gestures. This will allow us to gain unparalleled insights on trends, behaviors, and usage.

-	Flexible gestures and user-interaction choices. Our platform supports the development and implementation of a large variety of new gestures. We can tailor gestures for each use-case per user requests or our own internal insights. Defining the right gesture and binding it with the correct function is important for high adoption of our input solution for wearable computing, and for our platform solution to become ubiquitous in multiple digital devices.

Industry Overview and Market Opportunity

Total Addressable Market

Every digital device - whether worn on the body, placed on a desk, held in the hands, or hung on a wall - requires an interface. The Total Addressable Market, or TAM, of digital devices that we are targeting can be categorized into three segments—wearable computers, face computers and home digital devices. We view Mudra as an all-encompassing input, operation, and control interface for all digital devices, connecting the physical world with digital devices using subtle finger movements and gestures.

The basic pillars of Human-Computer Interface, or HCI, input are text, navigation, and digital element interaction. The most common interface solutions include the keyboards and mice for PCs. Additional common interfaces are the touchscreens for mobile phones and tablet computers, handheld controllers for televisions, game consoles, VR headsets, and temple area touchpads and/or gesture cameras for AR glasses. Voice assistants are now commonly used with smart home devices.

The pace of technology advancements has always been dictated by user interfaces. With the future of computers tilting increasingly toward wearable devices, especially as smartwatches and smart glasses enter the market, HCI methods for wearable computing will need to be reinvented as well. We believe that the industry’s foreseeable future is based on wearable computers for different body parts, instead of computers that are restricted to lying on a desk.

The industry of digital computers peripherals and input devices has evolved dramatically in the past 70 years. It started in the 1950s with punch-cards as the major input method. Punch-cards were replaced by the QWERTY keyboard to input text and for two-dimensional navigation starting in the 1960s. The computer mouse, which allowed users to navigate and interact with digital elements on a Graphical User-Interface, was introduced in the 1980s. Touchpads became popular as a mouse replacement for laptop computers in the 1990s. Gesture recognition cameras to detect body, hand and finger movement were introduced in the early 2000s. Touchscreens as inputs for mobile smartphones became ubiquitous at the end of 2010.

Technologies which are used in all devices for input, interaction, control and operation, include:

●	Handheld devices such as computer mice, presentation clickers, gaming controllers, and styluses.
●	Touch based devices such as the touchpad or touchscreen.
●	Keyboard technology devices or digital displays which contain alphanumeric symbols to input text and for navigation.
●	Voice assistant devices and services which interpret human speech to digital commands and speech-to-text input.
●	Gesture detection sensors such as gesture detection cameras, LiDar, Radar and additional optional technologies that sense the finger and hand movements.
●	Wearable input devices such as smart gloves, wearable keyboards, wearable computer mice, smart rings, and smart wearable clickers.
●	Neural interface devices that are based on capturing bio-potential signals and transforming signal patterns to input commands, in invasive implant and in non-invasive wearable methods.

According to an article “Wearable Devices Market Share,” by International Data Corporation, or IDC, published in December 2022 by IDC, in 2022, a total of 515.6 million units of wearable devices will be shipped to consumers, of which approximately 152 million are smartwatches and approximately 39 million smart wristbands. IDC forecasts the market for wearable devices will reach 628.3 million units shipped to consumers in 2026, of which 194.2 million will be smartwatches. This industry is expected to show a healthy 5.1% five-year compound annual growth rate, or CAGR, according to an article by IDC “IDC Tracker Expects Wearables Growth to Stall as Macroeconomic Pressures Continue”, also published in December 2022. If we assume the average selling price of $160.00 per wrist wearable device, a price we believe to be a reasonable estimation based on our research, the wearables market represents over $114 billion in opportunity growth between 2023 to 2026.

According to an article “AR & VR Headsets Market Share,” published in December 2022 by IDC, 2022 shipments of face computers will reach a total of 11.16 million units shipped, of which 10.28 million were VR devices and 0.88 million were AR devices. IDC forecasts that the face computers market will reach 31.09 million shipped units in 2026, of which 27.56 million will be VR devices. The category is expected to show a 31.5% year-over-year growth. If we assume an average selling price of $599.00 per face computer, a price we believe to be a reasonable estimation based on our research, this market represents over $50 billion in growth opportunity of input solutions and services between 2022 to 2026. Face computers are considered devices that have a potential to replace smartphones by the end of the decade. This product category includes AR glasses and VR head-mounted devices.

Smart computing devices include smartphones, tablets, desktop computers, and laptop computers. According to the IDC article “Worldwide Smartphone Forecast Update, 2022–2026: December 2022”, 2022 shipments of category products will reach approximately a total of 1.24 billion units shipped. IDC forecasts this market will reach 1.39 billion units shipped in 2026.

Smart home devices shipments are expected to show a steady growth as smart home users expand their smart home ecosystems and seek more sophisticated connected experiences. The smart home product category includes smart-TVs and large displays, video entertainment, home monitoring/security systems, and other devices. According to IDC Worldwide Quarterly Smart Home Device Tracker, published in April 2022 by IDC, 2021 shipments of smart TVs, streaming sticks, and internet-connected set-top boxes reached a total of approximately 310.8 million units shipped. According to IDC forecasts, this market will reach 374.3 million units shipped in 2026.

Taking the aforementioned figures into consideration, the TAM that we are targeting is 11.05 billion devices shipped between 2023 to 2026. The smart-computing and smart-home device categories present several challenges that need to be addressed before we will be able to take advantage of this opportunity. One of our major challenges is to determine whether consumers will be reluctant to adopt our products and services as an alternative to established, traditional devices, such as remote controls, touchscreens, keyboards and mice.

As a result, we plan to focus on delivering the greatest value to users by first focusing on the wearables and face computer device categories. We believe that as we continue to expand our platform and as consumers increasingly view a connected world of ambient computing and smart-home products and services as an alternative or complement to wearable devices, there will be an opportunity to extend our addressable market to the broader consumer electronics categories and markets.

Neural control interface market

The global neural control interface market is expanding due to several significant trends, including:

●

The pace of technology advancements is always dictated by user interfaces: Input methods have evolved in the past 70 years from paper printed punch-cards to touchscreens and gesture sensing technologies. The purpose of input is to lower the cognitive load of the user and provide a natural and intuitive method to communicate intentions and commands into a computer. The computer mouse helped place a personal computer in every home, and the touchscreen revolution put a smartphone in every pocket. Input technology is the enabler and herald of the next computing platform. We believe that the input method for wearable computing will have to be re-invented as well, with interactions beyond the touchscreen.

40

●

The “Metaverse” is widely considered to become the future of the internet. Instead of just viewing content - users will be in it, experiencing it all around. Users will remotely create and explore with other users as if they are present with them - socialize, work, play, learn, shop, and more. Accessible across multiple computing platforms such as VR, AR, mobile devices and computers, the Metaverse will offer rich immersive experiences and reach content. Already termed as “the next computing platform,” it is becoming the major catalyst to adopting wearable computing. We believe that our technology is setting the standard input interface for the Metaverse.

●

Wearable computing is reshaping business processes and consumer entertainment patterns: The use of wearable technology makes it easier for frontline and assembly line workers to operate more efficiently and provide better service. It boosts labor efficiency, reduces quality defects and revisions, and improves safety. Wearable consumer products are already an integral part of consumers’ lives. Wearables like the Fitbit and Apple watch monitor health and fitness metrics, are used as alarm clocks in the morning as a wrist band vibrates, and provide vast amounts of information quickly and efficiently, as well as virtual entertainment.

●

The human wrist is a highly valuable tool for sensing the human body: Nerve bundles and arteries pass directly beneath the skin making it possible to sense the electrical conductance of nerves and other bodily functions and to collect valuable data. Today, physical tools are being replaced with digital accessories such as wristbands and smartwatches. These devices measure wrist movement, heartbeat, electroencephalography, rhythm, skin temperature, hydration, and blood oxygen. Recent advancements in sensors and signal processing combined with artificial intelligence algorithms have enabled the emergence of wrist-based wearable neural input technology, thus opening a wide range of applications in HCI and bio-potential signals monitoring.

●

Wearable computer devices are expanding now and are expected to continue to expand in the foreseeable future: According to an article “Wearable Technology Market to Hit $186.14 Billion by 2030: Grand View Research, Inc.” published in November 2022 by Grand View Research, Inc., the global wearable technology market size is expected to reach $186.14 billion by 2030, growing at a CAGR of 14.9% over the forecast period 2020-2030. Wearable technology is gaining importance among consumers owing to its diverse applications in the industrial sector, healthcare, and consumer electronics, among others.

●	Neurotech market and brain-computer interfaces are gaining traction: The neurotech industry is based on connecting human brains to computers, so that brain-computer interfaces open up a new area of economic enterprise. Brain-computer interfaces and neural inputs are starting to move beyond the confines of academia and toward industry and the consumer market. The market segments include invasive, non-invasive, and partially invasive devices. The Market Research Future Group predicts in its report “Brain Computer Interface Market Research Report,” published in January 2023, that the brain-computer interface market industry is projected to grow from $1,912.2 million in 2022 to $6,045.2 million by 2030, exhibiting a CAGR of 15.5% during the forecast period.

Our Technology

Our technology is based on six layers which form three pillars-- hardware, software and humanware. We develop the hardware and the software from the bottom up and define the user-experience. Using the domain expertise and the insights we have gathered and continue to gather as users provide feedback, we define the standard for interaction with wearables and digital devices. Our technology layers are interdependent and are optimized to the wrist area thus creating a significant protection moat - there is a very high interdependency between each layer to adjacent layers, and developing similar solutions requires expertise in each individual layer.

The first pillar is hardware, which includes electrodes, band design, including form factor and materials, the SNC sensor and the miniaturized flex-rigid electronics. We research and develop electrode materials and geometry to achieve a durable electrode that sustains its physical properties on wrist skin contact and endures thousands of wear/off cycles. Band design includes the modeling of the curvature of the band to snuggly fit the wrist area, and feel pleasant and comfortable to be worn on daily basis. The SNC sensors were developed specifically for the inner wrist area; therefore, they are able to sense low energy biopotentials and to maintain optimal bandwidth and minimize external interference sources. The miniaturized flex-rigid electronics design and manufacturing offer a flexible shell with dynamic semi flex-rigid printed circuit board, to meet strict bill of materials and design for assembly requirements, and consumer laws.

Figure 2: The Three Pillars of the Mudra Technology

Figure 2 above displays the three pillars of our technology.

The first pillar is hardware, which includes electrodes, band design, including form factor and materials, the SNC sensor and the miniaturized flex-rigid electronics.

The second pillar is software, which includes cross platform software engine, artificial intelligence learning algorithms and software applications. We developed a unique cross-platform software engine, which supports real-time signal processing and is capable of cross-platform algorithms mitigation on multiple operating systems. This allows us to run our software on low compute power wearables and digital devices, and to mitigate algorithms across platforms without the need to re-write the algorithms for each operating system. Our machine learning algorithms and deep learning neural networks artificial intelligence architecture leverages the most advanced approaches of few-shot learning algorithms, making classification based on a very small number of samples, on a unique bio-signal for which we create the unique, and non-available, training and validation sets. We achieved over 96% accuracy with a very short calibration procedure for multiple users. We develop software applications for mobile and desktop operating systems which integrate the algorithms and supply the users with the desired gestures and functions.

The third pillar is the humanware and user experience which is the hand and finger gestures that the user performs and the functions that bind with these gestures to input commands and control devices. We developed a set of gestures that create a natural interaction and are optimized for humans rather than for computers. As a result, we immerse users naturally to control their devices and increase the fidelity of intention. Furthermore, we developed functionality that allows users to toggle and switch between connected devices and provides a seamless transition of control across devices such as an iPhone, iPad, Mac computer, and Apple TV devices, as well as other connected devices including smart glasses, using handsfree and touchless subtle finger and wrist movements.

Our Mudra platform supports discrete gestures, continuous gestures, and air-touch gestures:

●	Discrete gestures. Moving a single finger or softly tapping the finger or thumb.
●	Continuous gestures. Applying various gradations of fingertip pressure to manipulate digital objects.
●	Air-touch gestures. Combining the above with hand and forearm movements, such as “slide-to-unlock”.

Figure 3: The Mudra Platform Gestures Types

Figure 3 above displays the three types of Mudra gestures – discrete gestures, continuous gestures, and air-touch gestures.

We specifically tailor the set of gestures to each controlled device and scenario, as we deeply believe each device’s form factor and user input should be tailored specifically to the user’s intent, rather than having a set of pre-defined gestures for all devices and functions. Each electronics company or electronic brand may require different bundles of hardware, software, and humanware solutions, with integration interfaces for its device, system and design.

Our Core Products and Solutions

The Mudra Platform

Mudra, our neural interface platform, is designed to enable our customers and users to improve interaction and control of digital devices by:

●

Creating a natural and intuitive collaboration with computers. We empower users to interact, entertain, work, and live more natural, relaxed, and productive lifestyles by lowering the burden of communicating with computers and enabling an intuitive mode of interacting with computers. Our technology includes both a non-invasive neural input interface for the wrist that allows building innovative user experiences and applications for digital devices and a smart watch band that lets the user control the Apple ecosystem using subtle finger movements. These devices span over multiple styles, form factors, capabilities, and functions, addressing the needs of everyone – from consumers using their favorite wearable for infotainment and relaxation to business and enterprise customers serving their customers and helping their employees to maximize their performance.

●

Designing products with a human-centered design, focusing on optimizing the customer experience. Our products are designed bottom up from the user experience, through the gestures used and the device design and form factor. We have a global network of businesses customers and consumers who share their thoughts, insights, and activities with us, which allows us to aggregate the best solutions to interact with any wearable device. We are conducting extensive user-tests and observations to custom-tailor each gesture with the right control function.

●	Learning through cloud-based calibrations and mobile apps. We are building a large hand and fingers gesture database. The information is stored anonymized on cloud-based servers, which allows us to gain meaningful insights on user trends, behaviors, and usage of our products. We then use transfer learning, a machine learning method for storing knowledge gained while solving one problem and applying it to a different but related problem, to implement new insights and wisdom into our next generation algorithms, devices, and user experiences.

Our Products

We are offering both B2B and B2C products.

B2B products. We offer two ways for our business customers to access our technology: (i) paid pilot projects which include the purchase of a Mudra Inspire or research software to evaluate the experience and to validate the technology, and (ii) an SNC sensor module to integrate into a customer device (including AR/VR headsets, smartphones, smartwatches, televisions, and laptops) under a license agreement. Typically, we work with the B2B customer on validating our technology with the goal of integrating our technology into the customer’s device. We also offer licensing of a SNC sensor module, with the option to license our operating system, or OS, software package and algorithm software package.

Our B2B product offerings include:

●

SNC sensor module. We provide the SNC sensor, OS software package and an algorithm package to customers. The customer can then integrate the SNC sensor in its own wrist-worn device, and use our OS software package and algorithm package to offer Mudra capabilities integrated in its own product. After the validation phase, we create a reference design for the SNC sensor and electronics that are built around our SNC sensor. The customer, based on our reference design, builds a module for the complete sensor system that includes the motherboard board, our proprietary SNC sensor, and our software and algorithm package. This complete sensor system with the required gesture functionalities is then integrated into the customer device. We also give the customer the option to develop its own OS software and algorithm software.

●	Mudra Inspire. We provide access to our platform via the Mudra Inspire development kit, which contains the Mudra Inspire wristband, to allow the customer to evaluate the device form factor and user experience, and through the API, which grants access to development of new applications based on the Mudra gesture set with no commercial rights. This was used as the first point of engagement with B2B clients to validate our technology. It was launched in June 2018 and over 200 kits have been sold since. This product is now sold only to B2B customers as part of a pilot transaction.

We believe that offering our own consumer products presents vast monetization opportunities because we can utilize meta-data mining for the purpose of building a large hand and finger gestures database.

Our B2C product offerings include:

●

Mudra Band. A smart band for the Apple Watch which allows users to control Apple ecosystem devices such as iPhone, Mac computer, AppleTV, and Pad using subtle touchless finger movements. The product was launched in June 2020 via an Indiegogo crowd funding campaign, and has been offered for booking directly to consumers since September 2020. The product is in the final Beta testing phase which will be followed by shipping devices to Beta testers. The Company plans to start shipping the pre-order devices during the third quarter of 2023. The current pre-order price is $179, and the suggested retail price of the Mudra Band will be $249.

●	Mudra XR wristband. A wearable controller for smart glasses which supports hands-free interaction. We introduced the concept in November 2019. We are now defining the product specification as we receive feedback from AR and VR experts. The product is planned to launch in the fourth quarter of 2024.

What our platform devices track

Our products track the following signals which our algorithms decipher to classify the user intent hand and finger gestures:

●

SNC. Our sensors are placed in proximity to the ulnar, median and radial nerves close to the inner wrist skin surface area. These signals are directly correlated with the hand and finger movements and with fingertip pressure between fingers or on external objects.

●	Acceleration and Rotation. We use an inertia measurement unit to measure the wrist acceleration in three-axes and to measure the wrist rotation on four quaternions. These measurements are used to estimate the direction the hand is moving and the palm orientation in relationship to the forearm and body.

Compatibility and Wireless Syncing

In order to reach the widest set of corporate customers and customer users, we focus on ensuring that our devices are compatible with a broad range of mobile devices and OSs. Currently, our platform can sync with mobile devices operating with iOS8 and above, Android 8.0 and above, and Windows 10 and above.

Our Customers

Our customers include businesses and private consumers, as we operate in both the B2B and B2C sectors. We define “customer” as an individual or entity that has purchased our products. We consider individuals that are or could be interested in our products as “consumers.”

B2B Market

Our B2B customer market includes consumer electronics companies, consumer electronics brands, industrial manufacturing companies, IT and software solutions providers, software development studios, and academic institutions. As the rate of adoption for neural input solution among companies and users increases, the likelihood of our platform becoming universally compatible with any wearable device or computer also increases, creating positive network effects that enhance our growth. In addition, the data we accept from our large user and customer base enables us to enhance our product features, provide improved insights, and offer more valuable experiences for our users.

We explore a large variety of use-cases with our customers. A use-case is a well-defined scenario, which involves a user, a user objective or task, a controlled device, and the user’s environment. An example for a use-case is a bike-rider that controls the display of data layers on AR smart glasses designed for cycling, and uses touchless subtle finger movements to scroll, swipe and select data layers and digital items. While cycling, the rider wears gloves and has the fingers clenched on the bike steering wheel.

Figure 4: Number of Our B2B Customers and Use-Cases

In Figure 4 above, the chart on the left illustrates the number of total business customers buying the Mudra Inspire, which was 27 in the second half of 2018 (all of which were new customers), 82 in 2019 (55 of which were new customers), 103 in 2020 (21 of which were new customers), 121 in 2021 (18 of which were new customers), and 126 in 2022 (5 of which are new customers). If a separate team from a company bought the Mudra Inspire, we consider such team as a new customer. If the same team bought the Mudra Inspire, we do not consider it as a new customer.

The chart on the right above illustrates the number of total business customer use-cases for integrating or implementing our Mudra technology into their devices, products or services: 21 in the second half of 2018 (all of which were new use-cases), 59 in 2019 (38 of which were new use-cases), 74 in 2020 (15 of which were new use-cases), 89 in 2021 (15 of which were new use-cases), and 92 in 2022 (3 of which were new use-cases).

Consumer Electronics Companies

We define consumer electronics companies as a B2B market, where these customers have all the resources needed to develop, manufacture and market a wide variety of consumer electronic devices. Our customers in this market are exploring our Mudra technology as an input-method for current and future products, which include AR glasses, smartwatches, VR headsets, gaming consoles, mobile phones, smart televisions, voice assistants, smart homes, and large displays.

We estimate there will be a three-to-five-year period from the time we are first introduced to a customer to signing a licensing agreement. Some of the following seven phases may be introduced earlier to qualify the customer.

The first phase of engagement usually occurs when the customer receives the Mudra Inspire dev-kit after a paid pilot was signed. In this phase, we educate the customer about our technology, including our cutting-edge algorithms, the product form factor, the gestures and binding functions, and the user experience. During this period, the customer usually evaluates these factors and validates the technology as a whole.

In the second phase the customer defines a use-case for evaluating our Mudra technology for its business goals. This includes defining user functions, and defining the gestures that will be used to control the device. The second phase is mostly focused on the end-user experience, or what we term as the “humanware” layer.

The third phase focuses on the customer’s needs, desires and “nice-to-have” features that it lists in a technical document. This phase has a prolonged direct interaction with the customer which includes support, conversations, and further explorations of our technology scope.

The fourth phase includes a detailed written software requirement specification document which is part of the pilot transaction. The outcome is, generally, a software or a mobile application which includes customer specific requests for which gestures perform certain functions on a specific device and operating system. This phase may also include defining new gestures, collecting new gesture data from users, developing algorithms, and writing the program.

In the fifth phase, upon successful completion of the customer’s pilot transaction, a full technical specification of the solution and the integration method are discussed, including: definition of the wrist device form factor, material, and design; definition of the software, and compute unit requirements; the full set of gestures and interactions; and finally, the complete product specification and integration methods.

In the sixth phase, we define the business model and revenue model, the licensing scope, the site license rights, and the license period. We offer a business model which includes a mix of fixed annual license fee and variable royalties per each device sold. The business model and pricing are dependent on the integration level required, the development period, the exclusivity rights, the scope of the reference engineering design, and the expected volume of units that the customer is expected to sell.

In the seventh and final phase, the commercial contract with the customer in signed. All necessary integration design information to start serial manufacturing and integration into the consumer electronics customer device are delivered.

Consumer Electronics Brands

We define consumer electronics brands as a B2B market, where these customers have all the necessary resources to develop, manufacture and market a single product or product line of a consumer electronic device. Customers in this market are exploring our Mudra technology as an input method for current and future products. We are working with leading consumer electronics brands on integrating the Mudra technology into their products.

With this type of customer, we seek to get enter into a bulk purchase order or to create a co-branded device or a white label. We are in charge of the development and manufacturing of the wrist device, based on the customer’s specifications.

The business model with this customer segment is to charge for research and development costs to adjust our Mudra technology per customer specification. We sell a bulk order of the devices at an agreed price to the customer. The minimum order quantity for this customer segment is 10,000 units per year.

Industrial Companies

We define industrial companies as a B2B market segment, where the customer operates in various Industry 4.0 areas such as automotive, aircraft, energy, medical, infrastructure, and utilities, among others.

As explained briefly above, Industry 4.0 refers to a new phase in the Industrial Revolution that focuses heavily on interconnectivity, automation, machine learning, and real-time data. Industry 4.0, which encompasses the Industrial Internet of Things, or IoT, and smart manufacturing, unites physical production and operations with smart digital technology, machine learning, and big data to create a more holistic and better-connected ecosystem for companies that focus on manufacturing and supply chain management.

Customers in this market are seeking ways to increase profitability and reduce costs in production and assembly lines, optimize manufacturing processes, and make their employees more efficient and less vulnerable to mistakes or physical harm.

We conducted several evaluations of the Mudra technology with industrial companies, which included developing new gestures for monitoring manual activity of assembly line employees. The motivations of the customers are:

●	inadvertent error prevention for an equipment operator to avoid mistakes and defects by monitoring, correcting, drawing attention, or preventing human errors as they occur; and
●	process engineering and business activities to continuously improve all functions and involve all employees from senior management to the assembly line workers

Manufacturing and assembly lines contain multiple manual tasks that employees perform repeatedly without being monitored with regard to accuracy or the employees’ physical conditions. Using our Mudra technology to monitor employee actions and the way they perform tasks can reduce mistakes on assembly lines, and continuously improve employee productivity and engineering processes. Principally, a manual hand operation on a production line or an assembly line can be defined as a gesture with our Mudra technology. We offer these customers wristbands that their employees can wear and monitor hand and finger movements. A local computer unit such as smartphone, tablet or PC, is connected to a cloud-based server to collect, analyze and identify if a certain manual task is performed accurately, thus preventing incurring losses on later stages of production. It can also monitor the movement frequency and infer stress of the employee to alert when performance is degrading during a work day, or over time.

Based on customer feedback and pilot transactions, the business model for this customer segment is SaaS. We supply the wrist devices, specific software, and the cloud and integration solution. The customer pays per site where the solution is implemented and on the number of users, on monthly or annual automatic renewable subscription.

Information Technology, Software Solutions Providers

We define information technology, or software solutions providers, as a B2B market, where the customers offer third-party clients with project management needs, from conception to installation. Customers in this market are traditionally hired as vendors for consumer electronics companies, consumer electronics brands, or industrial company segments, to integrate the Mudra technology as part of a solution to their clients. The common use-cases include defining new input methods for industrial robots, drones, and other machines or devices. The business model is similar to the business model we will use when directly facing the customer’s client, which can be a license agreement, a bulk order, or a SaaS model.

Software Development Studios

We define software development studios as a B2B market, where the customers seek new opportunities in computer games and mobile applications. The customers can leverage their existing users and install-base with new innovative digital health, entertainment, and gaming applications. The business model is revenue sharing from the install base, based on monthly or annual revenues. The software segment includes developers, designers and artists, all working together towards delivering engaging, high visual and technical quality games.

Academia

We have a few customers from academia and research universities which explored the use of our Mudra technology to aid individuals with physical disabilities, and new alternative methods of input and interaction for individuals with limited hand movements.

B2C Market

We have started offering our products directly to consumers, in the form of pre-orders, or early bookings. The Mudra Band for Apple Watch is our first consumer product, launched in June 2020. The band connects to the Apple Watch and allows a user touchless operation and control Apple ecosystem products. We have over 1,200 backers who pre-ordered the Mudra Band units thorough our 2020 Indiegogo crowdfunding campaign and over 800 pre-orders, or early bookings, directly from our website www.mudra-band.com.

Establishing a direct connection with customers and users enables us to learn, improve and enhance our product offerings. This also enables us to mine meta-data to build hand and finger movements and gestures database, which we believe has huge monetization opportunities. The Mudra Band for Apple Watch is aimed at four major consumer markets: (i) users who are Apple enthusiasts and like buying Apple related products; (ii) users who are technology early adopters and like purchasing innovative consumer gadgets; (iii) users who are active sport and fitness users, and (iv) crowd-funding backers who ordered the device in our Indiegogo crowdfunding campaign.

We plan to develop and offer additional consumer electronics products for controlling and interacting with computers and digital devices. We expect additional consumer offerings will include applications for a variety of devices which will add value to the consumer beyond hardware functions.

The value of Mudra Input Technology to Our Customers

Smartwatch operation methods include touchscreen, buttons, digital crown, bezel, and wrist gestures. By integrating our Mudra technology into a smartwatch, our business customers can:

●	Offer a touchless input operation method feature for the smartwatch;
●	Diversify their product line offering by introducing new hardware products, software applications, and user service;
●	Integrate touchless interaction into existing applications;
●	Enable developers to introduce exciting new applications in entertainment, gaming, fitness, digital health, using a gesture-based watch OS; and
●	Increase eco-system products connectivity by controlling multiple connected devices from the watch, using gestures.

Our Mudra technology enables the smartwatch end-user to enjoy a touchless watch operation experience. The user can operate applications and watch OS functions without physical touch using same-hands subtle finger movements, while multi-tasking or on-the-go, keeping a visible display.

Mobile phone usage has been limited by the touchscreen, an interface which requires constant physical touch. By linking a Mudra wristband with a mobile phone, our business customers can:

●	Turn the phone to a content-hub by streaming video, music, games and applications to larger screens, and input provided using a mudra wristband;
●	Establish a strong products eco-system integration, where connected devices work together and are controlled using a common interface;
●	Create an additional input method for mobile phones, with interactions beyond the touchscreen; and
●	Increase their market differentiation and add revenue streams by providing additional value to their phone users by providing ambient computing features.

Our Mudra technology allows the mobile phone end-user to benefit from turning the phone into a stationary hub for work, video streaming, and gaming. The user can access a world of new experiences by integrating touchless interactions with connected eco-system devices to achieve more of the phone.

AR glasses use semi-transparent display lenses to overlay digital data and digital holograms into the user’s real-world view. AR glasses input solutions include gesture recognition cameras, temple area touchpads, wired remote, handheld clicker, handheld remote, and voice commands.

By integrating our Mudra technology with AR glasses, our business customers can:

●	Manufacture a stylish, light weight, and smaller form factor pair of glasses, by removing the gesture recognition hardware from the device;
●	Reduce research and development costs related to the development of hardware and software for the gesture camera;
●	Increase device battery life by eliminating central processing units and sensor gesture recognition related power consumption;
●	Offer a natural and intuitive interaction experience which does not block real-world view and is discrete and socially acceptable; and
●	Provide an input solution that works well indoors and outdoors, is not dependent on a line of sight or limited by field of view, not affected by ambient light conditions, and is robust to environmental conditions.

When using our Mudra technology, the AR glasses end-user enjoys a natural, hands-free, and safer input method to interact with digital overlays. The user can operate the device using natural and intuitive hand postures and gestures along the waist, with less fatigue caused by waving the hands in mid-air. The user’s real-world environment is clear and not blocked by the hands.

VR headsets use digital displays which cover eyes to immerse the user in a fully computer-generated alternative environment, displaying computer-generated video capture which entirely occludes the user’s natural surroundings. VR headset input solutions include handheld controllers, a gesture camera, a keyboard, a mouse, input gloves, and voice commands.

By integrating our Mudra technology with VR glasses, our business customers can:

●	Diversify after-market input solutions, alongside existing controllers and input methods;
●	Support multiple additional natural and exciting interactions with video games, where the user can use the hands to grab, hold and manipulate digital objects;
●	Enrich digital content by turning daily simple physical objects to smart digital peripherals, for example, turn any pencil into a stylus to capture and input digital data such as handwriting;
●	Reduce the user’s loss of proprioception (kinesthesia) by using natural hand and finger movements where the finger is not clenched around handheld controllers; and
●	Reduce costs by integrating hand and finger tracking without developing expensive sensor hardware and the accompanying software and algorithms.

When using our Mudra technology, the VR headset end-user is immersed in a real-life VR experience. Interaction with digital holograms such as grabbing, throwing, holding, and dragging is done using hand and finger movements instead of by pressing buttons. Using our Mudra technology allows the user to be fully immersed into an entertaining digital experience that feels like a real-life interaction.

In February 2023, we released new Mudra Air-Touch functionality that allows users to toggle and switch between connected devices. This functionality provides a seamless transition of control across devices such as an iPhone, iPad, Mac computer, and Apple TV devices, as well as other connected devices including smart glasses, using handsfree and touchless subtle finger and wrist movements. As ambient computing is becoming more and more prevalent, and with multiple connected devices, a smooth hand-off and transition from controlling one device to another is crucial for a seamless immersive user experience. We believe that our new Mudra Air-Touch switch and toggle feature is an important step forward in the functionality of our products and further fulfills our mission of setting the input standard for the Metaverse.

Competition

The basic input pillars of HCI are through text, navigation, and digital element interaction. The most common interface solutions include keyboard and mouse for PC, touchscreen for mobile phones and tablet computers, handheld controllers for television, game consoles, and VR headsets, temple area touchpads and/or gesture cameras for AR glasses, and voice recognition for smart home devices.

The market of input methods and peripheral for digital devices is both evolving and competitive, with companies offering a variety of competitive products in multiple price points. The established industry-standard technologies include physical or digital keyboards, PC-mice, handheld controllers, touch surfaces, voice assistants, and gesture cameras. These categories have a multitude of participants including specialized consumer electronics companies such as Logitech International S.A., Razer, and Microsoft. There is also a wide range of after-market products that can be purchased on retail and online stores from a multitude of manufacturers. Voice assistants are now available through multiple technology consumer companies such as Apple, Google, Amazon, Microsoft, and Samsung.

There are also many large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so. For example, Apple released the Apple Watch AssistiveTouch capability to users for controlling the Apple Watch in December 2021, with same-hand gestures to control the Apple Watch, whereas Facebook acquired our former direct competitor CTRL-Labs in September 2019.

There are also multiple participants which utilize emerging wearable, sensor, and bio-potential signals to offer neural and wearable interfaces. Neural wrist area competitors include Pison Technology Inc. and CoolSo Inc., and Wispr.ai, whereas Electroencephalogram-based companies include Neuralink Corporation and NextMind (acquired by Snap in March 2022).

We believe that our competitive advantages include:

○	Push-Pull strategy all along the value chain and creating a blue ocean business environment. We have strong relationships with consumer electronics companies, and we also communicate directly with consumers. Thus, we gain meaningful insights on the market and consumer needs, and constantly improve our products along the value chain. We aim towards a “blue ocean” strategy, where we do not compete with established market solutions, but rather we create a whole new arena where multiple input methods can co-exist together to provide the best user experience for the consumer.

○	We seek to work with multiple consumer electronics companies and consumer electronics brands. We seek to integrate elements of our Mudra technology – sensors, electronics, software, and user experience - with multiple consumer electronics manufacturers and companies. We believe in our Push-Pull strategy approach of working directly with consumers to validate demand and we are working with companies to customize our technology integrated into their specific needs. Because we provide the hardware specification and the actual software and user-experience, each company can tailor our technology to fit its own wrist-worn device or watch band, form factor, appearance and style, material, user experience and gesture set. We have a very strong track record of connecting with global leading companies and our positioning leverages us to familiarize ourselves with their needs, requirements, limitations, and use-cases; thus, we can tailor the right product specification and user-experience.

○	Advanced, purpose-built hardware and software technologies. Our devices leverage industry-standard technologies, such as Bluetooth low energy, as well as proprietary technologies, such as our SNC sensors, and our algorithms that more accurately track and decipher user intent and action. Our technology layers are interdependent and are optimized to the wrist area from the start, focusing first on device style, form factor, gestures, and user experience. Thus, we’ve created a significant moat – a key advantage that sets us apart from our competitors. There is a very high interdependency between each layer to adjacent layers, and developing similar solutions requires expertise in each individual layer. New entrants that move from the forearm or the wrist back to the inner wrist area will need to develop all these layers, reduce the number of sensors to fit the wrist area size, re-design device form factor and electronics, collect and train algorithms using new biopotential signals patterns, re-design their data communication protocol, and define the gestures and user interaction, as if they are developing a new device altogether.

○	Broad mobile, API, and algorithms compatibility. Our broad mobile compatibility means our users will be able to sync their Mudra devices with multiple mobile phone models, including iOS, Android, and Windows products. Our API allows access and exploration of our Mudra technology to various industry sectors in consumer electronics, industry, IT and software solutions, academia, and software development. Our cross-platform software engine supports real-time signal processing and supports cross-platform algorithms mitigation on multiple operating systems. This allows us to activate our software on low compute power wearables and digital devices, and to mitigate algorithms across platforms without the need to re-write the algorithms for each operating system.

○	Agile go-to-market strategy for consumer products. We are launching our products after communicating product benefits, receiving meaningful and valuable feedback from our users and then implementing the feedback into the design phase, while generating demand to the product before it has been manufactured. This strategy ensures that we only produce and market products that are suitable to the market and to customers’ demand.

○	First mover advantage. We are in the final phases of serial production of the world’s first consumer wrist neural controller. This enables us to gain a competitive advantage by being the first to market with a neural input device. This supports us to establish strong brand recognition and customer loyalty before other competitors enter the market. This advantage also allows us additional time to perfect the product, define our interactions and gestures as industry standard, and set pricing points. We plan to establish sufficient market share and a solid customer base to maintain a majority of market share.

Based on these variables, we believe that we compete favorably when compared with the global competition in this market, which will enable us to maintain and extend our leadership position.

Our Growth Strategy

We intend to achieve a leading position for neural input technology, and to expand our operations to digital and wearable computers. Key elements of our growth strategy include:

●	Offer a broad range of platform devices. We believe everyone’s needs are unique, so we will offer our users a wide range of connected devices to interact and control in multiple styles, form factors, and price points, to allow people to find the devices that fit their lifestyles and goals. We believe that we can leverage the growing public acceptance and awareness of wearable neural technologies and the rising adoption of wearable device to market multiple Mudra-based consumer products.

●	Introduce new features, use-cases, software applications, and services. We plan to continue introducing new features and services to increase user engagement and revenue. For example, we are investing in building a diverse user-gesture data bank, which will enable us to develop additional new gestures. It is our belief that the gestures should be natural for the user and tailored based on the use-case and controlled device, instead of a “one size fits all” approach which forces the user to learn new interactions. In addition to the control use-case, our Mudra technology and SNC sensor can be utilized in multiple monitoring use-cases where we can monitor neural and hand movements for digital health purposes, sport analytics performance, and Industry solutions. The platform serves multiple corporations, businesses and individuals in the form of customized mobile and computer applications with a broad range of business models that include hardware sales, licensing, and SaaS model.

●	Integrate our Mudra technology into existing devices. We intend to leverage our strong relationships with multiple consumer electronics companies and brands to sign software and hardware licenses and royalty contracts to make ourselves a fundamental input component for all digital devices and platforms. We also believe our superior software and hardware integration ability to work with companies will enable us to sign agreements with leading global and smaller companies for consumer devices and industry use-cases.

●	Further penetrate the additional markets. We intend to increase our focus on building relationships with corporations in Industry 4.0, wellness and digital health, and sports analytics. Our main advantage is the ability to continuously and securely track the user’s engagement over lengthened periods of times and supply meaningful insights for employee performance and safety and the user’s physiology.

●	Expand brand awareness, global distribution and drive sales of our products and services. We intend to increase our marketing efforts to further expand global awareness of our brand and drive greater sales of our products and services. The international markets represent a significant growth opportunity for us, and we intend to expand sales of our products and services globally through select retailers and strategic partnerships.

●	Data monetization. Once we have a sufficiently large database, we intend to monetize data derived from a combination of gestures that authenticates a user, identification of patterns of daily behavior, and monitoring of metrics and identification. This will expand our offerings related to data and user behavior, which can open multiple new markets and opportunities.

Intellectual Property

Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology in hardware, software, sensors, and user experience. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. We currently hold two U.S. patents: the first patent concerns a wrist wearable gesture control system that uses bio-potential signals to control digital devices and provides user feedback, and the second patent is a continuation in part of the first patent and adds the ability to detect user applied fingertip pressure for analog control of digital devices. In addition, we have one China patent application, and one U.S. patent application. As of March 20, 2023, we do not conduct any material business in China.

In addition to patent laws, we rely upon a combination of designs, copyrights, trade secrets, domain names and trademark rights, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We attempt to protect our trade secrets and other proprietary information through agreements with all our B2B customer segments, other customers and suppliers, distributors, proprietary information agreements with our employees and consultants, and other similar measures. Our primary U.S. registered trademark is for our product line name (“Mudra”). We cannot be certain that we will be successful in protecting our proprietary rights. While we believe our patents, patent applications, hardware, software and other proprietary know-how have value, changing technology makes our future success dependent principally upon our ability to successfully achieve continuing innovation.

Litigation may be necessary in the future to enforce our proprietary rights, to determine the validity and scope of the proprietary rights of others, or to defend us against claims of infringement or invalidity by others. An adverse outcome in such litigation or similar proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from others or require us to cease marketing or using certain products, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, as well as from the diversion of management’s resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on our business, financial condition and results of operations.

At this time, we are not a party to any pending litigation for infringement of intellectual property rights.

Research and Development

We are passionate about developing innovative products and services that allow interaction and control of computers to become natural and intuitive as real-life experiences. We believe our future success depends on our ability to develop new products and features that expand the versatility and performance of our existing platform, and we plan to continue to invest significant resources to enhance performance, functionality, and convenience and style for our users. Our research and development team supports the design and development of our wrist-worn devices, proprietary sensors, firmware, algorithms, and mobile apps. The team is composed of dedicated research employees, electrical engineers, mechanical engineers, firmware engineers, site operations engineers, and mobile app developers. Our research and development team is primarily based at our headquarters in Yokne’am Illit, Israel.

Our research and development expenses, net were approximately $2.3 million and approximately $1.4 million for the years ended December 31, 2022 and 2021, respectively.

The increase in research and development expenses, net is primarily attributable to an increase of $513 thousand in labor costs, share-based compensation expenses, and subcontractors. In addition, the participation of the IIA in our research and development expenses was nil in 2022 as compared IIA participation of $288 thousand during 2021.

We believe that the receipt of these IIA grants in the years 2015 to 2023 is a positive signal that our technology is innovative and feasible. We received these grants for the purpose of developing the Mudra SNC core technology, for developing the Mudra Band for Apple Watch hardware architecture, and for developing a manufacturing process for the Mudra Band.

We continue to pursue non-dilutive grants from the IIA as well as other organizations in Israel.

Manufacturing, Logistics and Fulfillment

We outsource the manufacturing of our products to several contract manufacturers. These contract manufacturers produce components of our products in their facilities located in Asia and Israel. The components used in our products are sourced either directly by us or on behalf of us by our contract manufacturers from a variety of component suppliers selected by us and located worldwide.

Our operations employees coordinate our relationships with our contract manufacturers and component suppliers. We believe that using outsourced manufacturing enables greater scale and flexibility at lower costs than establishing our own manufacturing facilities. We evaluate on an ongoing basis our current contract manufacturers and component suppliers, including, whether or not to utilize new or alternative contract manufacturers or component suppliers.

We work with third-party fulfillment partners to deliver our products from final manufacturing facilities worldwide, which allows us to reduce order fulfillment time, reduce shipping costs, and improve inventory flexibility.

Sales Channels

Direct to consumer channel. We market and offer our products directly to consumers in the United States and other countries through our online stores at Mudra-band.com. We drive consumers to our website through online and offline advertising as well as marketing promotions.

We plan to offer additional channels as we increase our production capability.

Retail channel. We plan to offer our products in retail stores and are currently focused on building close relationships with our retailers, working with them to merchandise our products in a compelling manner both in-store and on their e-commerce sites, promote our products through their marketing efforts, and educate their sales forces about our products. Retail channel stores may also include consumer electronics and specialty retailers, e-commerce retailers, mass merchant, department store, and club retailers, as well as wireless carriers’ stores.

Marketing and Advertising

Our marketing and advertising programs are focused on building global brand awareness, increasing product adoption, and driving sales. Our B2C marketing and advertising efforts target consumers primarily by digital marketing, channel marketing, newsletters, and public relations. We are also exploring opportunities of endorsements by micro-influencers and brand ambassadors. Our B2B marketing and advertising efforts target business customers by thought leadership content creation, inbound marketing, conferences, and tradeshows.

C. Organizational Structure

We have one wholly-owned subsidiary – Mudra Wearable Inc., or Mudra Wearable, which was incorporated in Delaware. Mudra Wearable has one employee that acts as executive Vice President of U.S. operations. Mudra Wearable is responsible for the marketing and distribution of our products in the United States.

D. Property, Plant and Equipment

We have headquarters which are located at 5 Ha-Tnufa St., Yokne’am Illit, Israel. This facility comprises approximately 732 square meters, or 7,880 square feet, of space. This lease will expire on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. Our monthly rent payment for this facility is NIS 57,794 (approximately $16,800) during the first lease year and will be increased to NIS 72,722 (approximately $21,100) during the second lease year During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year.

Our previous offices were located at Ha-Ta’asiya St 2 Yokne’am Illit, Israel. This facility comprised approximately 200 square meters, or 2,140 square feet, of space. Our current lease, which we entered into on July 1, 2018, expired on September 30, 2022, and is now occupied on a month-to-month basis. Our monthly rent payment as of December 31, 2022, was approximately NIS 14,950 (approximately $4,800). We terminated this lease, effective March 31, 2023.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2020 and December 31, 2021 can be found in our amendment number two to preliminary prospectus dated February 17, 2023, (as part of our Registration Statement on Form F-1, File No. 333-262838).

Overview

Our company develops a non-invasive neural input interface for controlling digital devices. Since our founding in 2014, we have developed the Mudra technology, that allows digital devices to be controlled through a neural input interface.

We are in a growth stage and at an early stage of revenues. We are currently in the transition phase from research and development to commercialization of our technology into B2B and B2C products.

We are finalizing the manufacturing of our first B2C consumer product, the “Mudra Band” and expect it to be shipped to early-booking orders in the third quarter of 2023. Selling directly to consumers will allow us to learn, improve and enhance our consumer product offerings, and enable us to mine meta-data to build a large hand and finger movements and gestures database, which presents significant monetization opportunities.

Initial Public Offering

On September 15, 2022, we closed the IPO and received gross proceeds of approximately $16 million before deducting underwriting discounts and commissions and before offering expenses ($14.9 million net proceeds after deducting approximately $1.1 million of underwriting discounts and commissions and approximately $13.3 million after deducting other offering costs).  In connection with the IPO, we issued and sold 3,750,000 Ordinary Shares and 8,625,000 Warrants (after giving effect to the partial exercise of the underwriter’s over-allotment option). The Ordinary Shares and Warrants were approved for listing on the Nasdaq and commenced trading under the symbol “WLDS” and “WLDSW,” respectively, on September 13, 2022.

Impact of COVID-19

The COVID-19 pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. We considered the impact of COVID-19 on our estimates and assumptions and determined that there were no material adverse impacts on our consolidated financial statements as of December 31, 2022 and December 31, 2021.

Components of Results of Operations

Revenues

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are contractually due in exchange for those services or goods. We follow five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy our performance obligations.

A pilot transaction has multiple performance obligations and it generally takes a few months but less than one year.

Each Mudra Inspire development kit sale also has multiple performance obligations.

In those transactions, each obligation: hardware and API (for Mudra Inspire development kit) and tailor-made software application and technical support (for a pilot transaction) is distinct and separately identifiable.

The amount allocated to the delivered items is recognized upon delivery, the amount allocated to API is recognized over the API period and the amount allocated to the technical support is recognized over the service period (a pilot period).

The payment terms of the Mudra Inspire development kits are upon delivery of the hardware, while the payment terms of the pilot transactions are within the pilot period.

Operating Expenses

Our current operating expenses consist of four components—cost of materials, research and development expenses, sales and marketing expenses and general and administrative expenses. Labor costs are the most significant component of operating expenses and consist of salaries (including benefits) and share-based compensation.

Cost of materials

Cost of materials consists primarily of cost of component parts of our products sold.

Research and Development Expenses, net

Research and development expenses consist primarily of labor cost, subcontractors and materials. Costs are expensed as incurred, net of governmental grants from the IIA. We expect that our research and development expenses will materially increase as we continue to develop products and recruit additional research and development employees.

Sales and Marketing Expenses, net

Sales and marketing expenses consist primarily of labor cost, consultants, and digital advertising. In the year 2021, costs are net from governmental grants from the Israeli Ministry of Economy and Industry, or the IMEI.

General and Administrative Expenses

General and administrative expenses consist primarily of labor cost, professional service fees and facilities.

Initial Public Offering Expenses

Initial public offering expenses consist of professional service fees relating to the IPO.

Financial Income and Expense

Financial income consists of interest on deposits while financial expenses consist of interest on senior secured credit facility, bank charges and net currency exchange rates differences.

Comparison of the Years Ended December 31, 2022 and 2021

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Revenues	$45	$142
Cost of materials	$(10)	$(10)
Research and development expenses, net	$(2,271)	$(1,411)
Sales and marketing expenses, net	$(1,370)	$(665)
General and administrative expenses	$(1,948)	$(628)
Initial public offering expenses	$(904)	$(97)
Operating loss	$(6,458)	$(2,669)
Finance (expense) income, net	$(38)	$55
Comprehensive and net loss	$(6,496)	$(2,614)

Revenues

Revenues decreased by approximately $97 thousand, or 68%, to approximately $45 thousand for the year ended December 31, 2022 from approximately $142 thousand for the year ended December 31, 2021. The decrease was mainly due to the fact that 2021 revenues included $84 thousand of revenues received with respect to a pilot transaction delivered.

Cost of materials

The cost of materials was approximately $10 thousand for each of the years ended December 31, 2022 and December 31, 2021.

Research and development expenses, net

Research and development expenses, net increased by approximately $860 thousand, or 61%, to approximately $2.3 million for the year ended December 31, 2022 from approximately $1.4 million for the year ended December 31, 2021. The increase was primarily due to an increase of approximately $757 thousand in labor costs, mainly due to the increase in the research and development personnel salaries and bonuses, offset by a decrease in subcontractors expenses of $205 thousand in 2022. In addition, during 2022, share-based compensation expenses increased in approximately $74 thousand. In addition, no IIA grant received in 2022 and approximately $288 thousand received in 2021.

Sales and marketing expenses, net

Sales and marketing expenses, net increased by approximately $705 thousand, or 106%, to approximately $1,370 thousand for the year ended December 31, 2022 from approximately $665 thousand for the year ended December 31, 2021. The increase was primarily due to an increase of approximately $494 thousand in labor costs mainly due to the increase in sales personnel salaries and bonuses, and an increase of approximately $289 thousand in share-based compensation.

General and administrative expenses

General and administrative expenses increased by approximately $1,320 thousand, or 210%, to approximately $1,948 thousand for the year ended December 31, 2022, from approximately $628 thousand for the year ended December 31, 2021. The increase was primarily due to an increase of approximately $684 thousand in labor costs, an increase of approximately $400 thousand in professional services and an increase of approximately $128 thousand in share-based compensation expenses.

Initial public offering expenses

Initial public offering expenses include specifically identifiable incremental expenses directly related to the preparation and filing of the registration statement on Form F-1, such as legal and printing expenses.

Finance income (expense), net

Finance expenses, net was approximately $38 thousand for the year ended December 31, 2022, compared to finance income, net of approximately $55 thousand for the year ended December 31, 2021. Finance expenses, net was primarily due to interest on senior secured credit facility, bank charges and net currency exchange rates differences, offset by interest on deposits.

Comprehensive and net loss

As a result of the foregoing, our total comprehensive and net loss for the year ended December 31, 2022 was approximately $6.49 million, compared to approximately $2.61 million for the same period ended December 31, 2021, an increase of approximately $3.88 million, or 149%.

B. Liquidity and Capital Resources

Overview

We are still in our development stage and at an early stage of generating revenues. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuance of convertible securities to certain investors which were converted to equity, issuance of shares and warrants and through Israeli governmental grants.

On September 15, 2022, we closed the IPO. In connection with the IPO, we issued and sold 3,750,000 Ordinary Shares and 8,625,000 Warrants (after giving effect to the partial exercise of the underwriter’s over-allotment option). In connection with the IPO, we received gross proceeds of approximately $16.0 million before deducting underwriting discounts and commissions and before offering expenses ($14.9 million net proceeds after deducting approximately $1.1 million of underwriting discounts and commissions and approximately $13.3 million after deducting other offering costs).

Since our inception until the IPO, we financed our operations primarily through issuances of shares and issuances of convertible securities for aggregate proceeds of approximately $6.3 million (net of issuance expenses) and through Israeli governmental grants for aggregate gross proceeds of approximately $1.8 million. During 2022, we entered into SAFEs for aggregate proceeds of $500 thousand, of which $100 thousand was paid back in cash upon the closing of the IPO and the remaining amount was converted to Ordinary Shares upon the closing of the IPO. During the third quarter of 2022, we received an aggregate of $800 thousand under a senior secured credit facility agreement as further described below, which was fully repaid on September 19, 2022. As of December 31, 2022, our principal source of liquidity was cash, totaling approximately $10.4 million.

As of December 31, 2022, the Company had incurred accumulated losses of $13.4 million and expects to continue to fund its operations through issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from the IPO, will be sufficient to support working capital and capital expenditure requirements through June 2024.

Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the time that we will be able to generate significant revenues;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, profit and cash flow provided by operating activity we expect to satisfy future cash needs through existing cash, debt or equity financings as well as governmental grants and proceeds from exercises of options and warrants. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2022	2021
Net cash used in operating activities	$(5,714)	$(2,103)
Net cash used in investing activities	(66)	(36)
Net cash provided by financing activities	14,879	2,938
Net increase (decrease) in cash and cash equivalents	$9,099	$799

Operating Activities

We have generated negative cash flows. Our primary uses of cash from operating activities are for labor costs, professional services, and IPO costs.

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, depreciation expenses and changes in operating assets and liabilities during each period.

During the years ended December 31, 2022 and 2021, net cash used in operating activities was approximately $5.7 million and approximately $2.1 million, respectively. The primary factors affecting operating cash flows during these periods were net losses of approximately $6.5 million and approximately $2.6 million during the years ended December 31, 2022 and 2021, respectively, partially offset by non-cash adjustments of approximately $766 thousand and approximately $511 thousand, respectively.

Net cash used in investing activities

Cash used in investing activities for the years ended December 31, 2022 and 2021 was $66 thousand and $36 thousand, respectively, which was mainly used for the purchase of computer and software.

Net cash provided by financing activities

Cash provided by financing activities during the year ended December 31, 2022 totaled to approximately $14.9 million, mainly as a result of consideration of our IPO in which we issued 3,750,000 Ordinary Shares and warrants to purchase 8,625,000 Ordinary Shares, the conversion of SAFEs into 118,204 Ordinary shares and the exercise of 40,000 warrants into shares.

Cash provided by financing activities during the year ended December 31, 2021 totaled to approximately $2.9 million, mainly as a result of the issuance of 1,343,374 Ordinary Shares and warrants to purchase 671,687 Ordinary Shares for total consideration of $2.925 million, net of issuance expenses.

In January 2022, our board of directors authorized us to enter into a series of SAFEs for aggregate proceeds of up to $3 million, of which we received $500 thousand under the SAFEs we had entered into. Pursuant to the terms of the SAFEs, any amounts received under the SAFEs entered into by us were to be automatically converted into our Ordinary Shares in the event we closed an Equity Financing (as defined hereinafter) at a discount of 20% from the per share purchase price in such Equity Financing, unless if such investors chose to receive cash payments equal to the amount of their investment. An Equity Financing is a transaction or series of transactions with the principal purpose of raising capital in an aggregate amount of at least $5,000,000, excluding all outstanding (i) SAFEs, and (ii) other convertible securities (if any), pursuant to which we issue and sell Ordinary Shares at a fixed pre-money valuation. In case of an initial public offering or a Change of Control transaction (as defined hereinafter), the SAFE amount shall, at the election of the investor thereunder, either (i) convert into our Ordinary Shares at a discount of 20% from the per share price at such event, or (ii) be repaid to the investor (subject to adjustments in case there are insufficient funds for such repayment to all SAFE investors) at the closing thereof. The conversion of the SAFE amounts into the Ordinary Shares in case of an initial public offering, is also subject to certain lock-up periods and other restrictions on transfer. In the event of a dissolution event (e.g., a voluntary or involuntary termination of operations, dissolution or our winding-up), the SAFE amount shall be repaid to the investors prior to or concurrently with the consummation of such an event. In addition, we issued to each SAFE investor a warrant to purchase Ordinary Shares with an exercise price of $6.345 per share for an aggregate amount of up to $25 thousand (exercisable for a total of 15,760 Ordinary Shares until the earlier of: (i) eighteen (18) months from January 2022; or (ii) in a Change of Control event, which generally covers (a) transaction in which any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of our outstanding voting securities with the right to vote for the election of members of our board of directors, or (b) any reorganization, merger or our consolidation, or (c) a sale, lease or other disposition of all or substantially all of our assets. Following the consummation of our IPO, $100 thousand received under the SAFEs were repaid in cash and $400 thousand was converted into 118,204 Ordinary Shares, based on the public offering price of $4.23 per Ordinary Share.

On July 4, 2022, we entered into a senior secured credit facility agreement, or the Credit Facility Agreement, with Pure Capital to borrow from time to time amounts from Pure Capital for the purposes of financing our ongoing activities and the payment of certain expenses in connection with our IPO, or the Credit Facility. During July, August and September 2022, we received $800,000 from Pure Capital pursuant to the Credit Facility Agreement, which were fully repaid on September 19, 2022 from the proceeds of the IPO.

The Credit Facility bore interest at the rate of 4% per annum equal to $40,000 (4% of $1,000,000), which interest shall be accrued whether or not there was outstanding credit). Pursuant to the Credit Facility Agreement, the outstanding credit, together with interest accrued and unpaid was due and payable on the earlier of (i) June 30, 2024, (ii) certain customary events of default or a change of control, or (ii) upon the closing of either (a) a single financing transaction in an amount not less than $3,000,000 or (b) several financing transactions in an aggregate amount of at least $6,000,000 by us, following the date of the Credit Facility Agreement. The outstanding credit had priority in relation and senior to any other debts owed by us to any third party, and was subject to a registered floating charge, for the benefit of Pure Capital, against all of our assets on the date on which the floating charge is perfected, equal to the total amount of the outstanding credit and the unpaid and accrued interest thereon at such time.

Upon the consummation of our IPO, on September 19, 2022, we repaid the outstanding credit, in a total amount of $800,000 to Pure Capital from the proceeds of the IPO.

Additionally, the Credit Facility Agreement provides that we will enter into a three-year consulting agreement with Pure Capital, which shall not include a provision of termination by us for convenience after the Consulting Commencement Date (as defined below), whereby Pure Capital shall render press release related services and other related strategic services to us in exchange for a monthly base fee of $20,000 plus VAT, or the Base Monthly Fee, which Base Monthly Fee shall automatically increase to $35,000 upon the closing of our IPO, or the Increased Fee. For the avoidance of any doubt, such Increased Fee shall apply retroactively to the commencement of the consulting agreement, such that we will owe Pure Capital the difference between the Base Monthly Fee and Increased Fee for such number of months that transpired between the commencement of the initial consulting agreement and the closing date of our IPO, and which consulting agreement shall be executed and enter into effect upon the earlier of: (i) our IPO, (ii) a single financing transaction in an amount not less than $3,000,000 or (iii) several financing transactions in an aggregate amount of not less than $6,000,000, or the Consulting Commencement Date. We and Pure Capital shall make reasonable efforts to enter into the consulting agreement on the first practicable date following the signing date of the Credit Facility Agreement. If 70% or more of the warrants (or other convertible securities) issued in connection with our IPO are exercised during the term of such instrument, then the Base Monthly Fee will immediately increase to $70,000, which increase shall apply retroactively to the Consulting Commencement Date; and, for the avoidance of any doubt, the base increase shall remain effective and in full force notwithstanding the lapse of three years. Pure Capital started providing consulting services to us on September 15, 2022.

Finally, the Credit Facility Agreement provides that from July 4, 2022 and for a term of the Credit Facility Agreement, Pure Capital shall serve as our strategic consultant in connection with any offering or financing transaction of our company, each in excess of $5,000,000, in exchange for a per offering and/or transaction fee of $100,000 for the closing(s) of any such offering, which does not include our IPO.

In June 2022, we received from one of our shareholders, Alpha, the contractually required written consent, or the June 2022 Consent, to proceed with an initial public offering of our Ordinary Shares in the United States in exchange for a cash payment of $300,000 from the proceeds of that offering and certain price protection terms, which amount was paid on September 28, 2022, following the completion of the IPO.

Pursuant to the April 2021 SPA, we entered into with Alpha and certain other investors, beginning on April 22, 2021 and until the earlier of (i) the 90th calendar day after the expiration of the investors’ applicable lock-ups or (ii) three years from April 22, 2021, if we or our subsidiary shall issue any Ordinary Shares or equivalents of Ordinary Shares, in an equity transaction other than an exempt issuance, entitling any person or entity to acquire Ordinary Shares at an effective price per share less than the per share purchase price of $2.25 (subject to prior adjustment for reverse and forward stock splits and the like), then, for no additional consideration, we shall immediately issue to Alpha and other investors in the April 2021 financing that number of additional Ordinary Shares equal to (a) the per share purchase price of $2.25 divided by amount actually paid in new cash consideration by third parties for each Ordinary Share in the SPA Dilutive Issuance less (b) the number of Ordinary Shares issued to Alpha and other investors at the closing of the April 2021 financing pursuant to the April 2021 SPAs.

On September 20, 2022, the volume weighted average of our share price was less than the exercise price of $2.00 for the Warrants. Accordingly, effective after the closing of trading on December 14, 2022 (the 90th calendar day immediately following the issuance date of the warrants), the Warrants’ exercise price was adjusted pursuant to their terms to $2.00, or the Exercise Price Adjustment.

Pursuant to the June 2022 Consent, the investors in the April 2021 financing waived their rights for such adjustments as of the date of the IPO, and deferred such adjustments (if any) to be effected on the 90th calendar day following the closing of the IPO. Following the Exercise Price Adjustment, on February 16, 2023, we issued an aggregate of 169,125 Ordinary Shares to Alpha and the other investors in the April 2021 financing. We do not have any remaining obligation to issue additional securities as a result of our IPO.

 Off-Balance Sheet Arrangements

We have headquarters which are located at 5 Ha-Tnufa St., Yokne’am Illit, Israel. This facility comprises approximately 732 square meters, or 7,880 square feet, of space. We have leased this office since February 1, 2023 and this lease will expire on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. Our monthly rent payment for this facility is NIS 57,794 (approximately $16,800) during the first lease year and will be increased to NIS 72,722 (approximately $21,100) during the second lease year During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year.

Our previous offices were located at Ha-Ta’asiya St 2 Yokne’am Illit, Israel. This facility comprised approximately 200 square meters, or 2,140 square feet, of space. Our current lease, which we entered into on July 1, 2018, expired on September 30, 2022, and is now occupied on a month-to-month basis. Our monthly rent payment as of December 31, 2022, was approximately NIS 14,950 (approximately $4,800). We terminated this lease, effective March 31, 2023.

We have off-balance sheet arrangements in connection with our research and development agreements with the IIA. Under the applicable laws, we are required to pay royalties at the rate of 3%-3.5% of sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest at the LIBOR rate. We obligated to repay the Israeli government for the grants received only to the extent that there are revenues of the funded products (currently all the Company’s products). The royalty payments to the IIA are on a semi-annual basis. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. We believe that this change would not have a material impact on our results or our financial position. As December 31, 2022, we had a contingent obligation to pay royalties to the IIA in the principal amounted of $1.8 million.

In addition, the terms of the grants under the Research Law require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad. As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 120% and 300% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA). For more information, see also “Item 10.E – Taxation - Israeli Tax Considerations and Government Programs - Tax Benefits and Grants for Research and Development.”

In January 2023, the IIA approved a program to finance further development of our manufacturing process of our wearable neural interface in Israel, for a period of 12 months starting February 1, 2023. The approved program is in amount of approximately $900 thousand, of which the IIA will finance 60%.

We also have off-balance sheet arrangements in connection with our sales and marketing agreement with the IMEI. Under the applicable laws, if the export revenues in the defined target market increase by $311 thousand compared to the base year, the Company would be required to pay royalties at the rate of 3% of the increase. The royalty payments to the IMEI are calculated as 3% annually of the excess of Company’s annual revenues from the Mudra Band in the U.S. market in each year commencing 2022 over the Company’s 2020 actual revenues from the U.S. market plus NIS 1 million (i.e., 3% on revenues in the U.S. market in each year exceeding approximately $311 thousand). The royalty payments to the IMEI are on an annual basis.

As of December 31, 2022, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, was $102 thousand.

We do not believe that off-balance sheet arrangements and commitments (with the exception of our lease contract, which may have some impact on our expenses and results of operations) are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5.A. Results of Operations— Comparison of the years ended December 31, 2022 and December 31, 2021— Research and Development Expenses, net.”

D. Trend information

As of the date of this annual report, we employ 28 full-time employees (including one employee located in the United States), and ten part-time employees. We intend to continue and increase the number of employees and expenses during 2023, mainly to support our business development activities, the continuous research and development activity of our Mudra technology, and to manufacture the Mudra Band, which includes the purchase of components, manufacturing of components, and assembly of the product.

Following the completion of the IPO, we are finalizing the manufacturing of our first B2C consumer product, the “Mudra Band” and expect it to be shipped to early-booking orders in the third quarter of 2023.

E. Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of the Company’s financial condition and results of operations, and that require the most difficult, subjective and complex judgments. The most critical accounting policies, discussed below, pertain to areas where judgment of management, historical factors and estimates require a high degree of involvement when determining the final reported balance in the Company’s consolidated financial statements.

Revenue recognition

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are contractually due in exchange for those services or goods. We follow five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy our performance obligations.

A pilot transaction has multiple performance obligations and it generally takes a few months but less than one year.

Each Mudra Inspire development kit sale has multiple performance obligations.

In those transactions, each obligation: hardware and API (for Mudra Inspire development kit) and tailor-made software application and technical support (for a pilot transaction) is distinct and separately identifiable:

●	the amount allocated to the delivered items is recognized upon delivery,

●	the amount allocated to API is recognized over the API period, and

●	the amount allocated to the technical support is recognized over the service period (pilot period).

The payment terms of Mudra Inspire development kit sales are upon delivery of the hardware and of pilot transactions within the pilot period.

Governmental grants

The Company receives royalty-bearing grants from the Israeli government for approved research and development projects and marketing efforts. These grants are recognized at the time the Company is entitled to such grants based on the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development or sales and marketing expenses, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 20, 2023:

Name	Age	Position	Class
Asher Dahan	44	Chief Executive Officer, Chairman of the Board of Directors	Class III(6)

Alon Mualem	55	Chief Financial Officer	N/A

Tamar Fleisher	42	Chief Operating Officer	N/A

Guy Wagner	45	Chief Scientific Officer, President and Director	Class III(6)

Leeor Langer	41	Chief Technology Officer	N/A

Shmuel Barel	47	Chief Marketing Officer	N/A

Offir Remez	52	Executive Vice President of Business Development	N/A

Eli Bachar(1)(2)(3)	39	Director	Class II(5)

Barry Kaplan	49	Executive Vice President of the U.S. Operations	N/A

Yaacov Goldman(1)(2)(3)	67	Independent Director	Class II(5)

Ilana Lurie(1)(2)(3)	48	Independent Director	Class I(4)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Stock Market rules)

(4)	Class I directors shall hold office until the annual general meeting to be held in 2023 and until their successors shall have been elected and qualified.

(5)	Class II directors shall hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified.

(6)	Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified.

Asher Dahan, Chief Executive Officer, Chairman of the Board of Directors

Mr. Asher Dahan has served as our director since March 2014 and as our Chief Executive Officer and as acting Chief Financial Officer since March 2016 and as the chairman of our board of directors since March 6, 2022. Mr. Dahan founded our company together with Mr. Guy Wagner and Mr. Leeor Langer in March 2014. From 2013 to 2015, Mr. Dahan worked as Electrical Validation Manager at Intel Haifa, Israel. He worked for Intel Haifa, Israel from 2006 to 2012 as Technical Leader and Engineer for High Speed Interfaces. Mr. Dahan has a BSc. in Electrical Engineering from Ort Braude College. Mr. Dahan serves both as our Chief Executive Officer and as the Chairman of our board of directors, in accordance with the provisions of the Companies Law and the Companies Regulations (Validity Period of a Decision According to Section 121 of the Companies Law), 5776-2016, which allows such dual office for a period of five years following the completion of the IPO.

Alon Mualem, Chief Financial Officer

Mr. Alon Mualem has served as our Chief Financial Officer since January 7, 2022. Mr. Mualem previously served as the Chief Financial Officer of Eltek Ltd. (Nasdaq: ELTK), an Israeli public company, from January 2019 to January 2022. Mr. Mualem served as the Chief Financial Officer of SharpLink Gaming Ltd. (Nasdaq: SBET), formerly known as Mer Telemanagement Solutions Ltd., an Israeli public company, from 2007 to September 2018. Prior thereto, between 2005 and 2007, Mr. Mualem served as the Chief Financial Officer of Xfone, Inc. (AMEX and TASE: XFN), an international communications services company. Previously, Mr. Mualem served as a controller and Chief Financial Officer of hi-tech companies, and as an audit manager at Somekh Chaikin, a member firm of KPMG International. Mr. Mualem holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a licensed CPA (Israel).

Tamar Fleisher, Chief Operating Officer

Ms. Tamar Fleisher has served as our Chief Operating Officer since January 2023. As our Chief Operating Officer, Ms. Fleisher leads and scales our global business operations with the primary responsibility of accelerating operational performance and managing our manufacturing and production processes for the Mudra Band. Ms. Fleisher previously served as the Chief Operating Officer and Director of Product Management at Serenno Medical Ltd. from August 2021 to December 2022, a healthcare company with a pioneering technology to improve acute kidney injury and fluid management. Before then, she served as a director of product management at StemRad Ltd. from January 2018 to August 2021, a world leader in the provision of personal radiation protection solutions and technology. Prior to that, Ms. Fleisher served as a general manager and head of design and engineering at Librus Design Ltd. from October 2015 to December 2017, a company specializing in the design and engineering of plastic products. Ms. Fleisher has a B.A. degree in industrial design from the Holon Institute of Technology.

Guy Wagner, Chief Scientific Officer, President and Director

Mr. Guy Wagner has served as our director since March 2014 and as our Chief Scientific Officer and as Company President since March 2016. Mr. Wagner founded our company together with Mr. Asher Dahan and Mr. Leeor Langer in March 2014. From 2005 to 2014, Mr. Wagner worked as Hardware Engineer at Intel Haifa, Israel. Mr. Wagner has a BSc. in Electrical Engineering from Ort Braude College.

Leeor Langer, Chief Technology Officer

Mr. Leeor Langer has served as our Chief Technology Officer since March 2016. Mr. Langer founded our company together with Mr. Asher Dahan and Mr. Guy Wagner in March 2014. From 2014 to 2015, Mr. Langer worked as an algorithms developer at CMT Medical Technologies Ltd., developing image processing techniques for medical x-ray applications. Prior to that, he worked for BrandShield Ltd. from 2012 to 2014 as an algorithms engineer, developing ranking algorithms for digital brand protection. From 2009 to 2012, Mr. Langer worked as a tools developer and algorithms engineer at Intel in Israel, developing signal processing methods for electrical validation labs. Mr. Langer has a BSc. in Electrical Engineering from the Technion - Israel Institute of Technology and an MSc. in Applied Mathematics from the Tel Aviv University. Mr. Langer graduated cum laude and published his thesis and papers on digital pathology in peer reviewed journals.

Shmuel Barel, Chief Marketing Officer

Mr. Shmuel Barel has served as our Chief Marketing Officer since March 2018. Mr. Barel previously served as owner at SamsProjects, a consultancy business, from January 2014 to March 2018. Mr. Barel served as a Senior Marketing Analyst at Media World Ltd., a global investment and sales company, from February 2010 to December 2013. Prior thereto, between 2006 and 2010, Mr. Barel served as Application and Training Engineer at Applied Materials, Inc. (Nasdaq: AMAT), an international semiconductor equipment and software supplier. Previously, Mr. Barel served as Computer Aided Design Engineer at the Israeli Aircraft Industries, a major aerospace and aviation manufacturer in Israel, from February 2006 to January 2010. Mr. Barel holds an MBA degree from the Bar Ilan University, a Master of Systems Engineering degree from the Technion – Israel Institute of Technology, and a BSc in Mechanical Engineering from the Tel-Aviv University.

Offir Remez, Executive Vice President of Business Development

Mr. Offir Remez has served as our Executive Vice President of Business Development since November 2021. Before then, Mr. Remez served as an advisor to our Chief Executive Officer from June 2017 to October 2021. Mr. Remez served as a member on the board of directors of Adshir Ltd. from January 2014 to October 2021. Mr. Remez holds a M.Sc with excellence (magna cum laud) in Mathematics and Computer Science from the Tel Aviv University.

Eli Bachar, Director

Mr. Eli Bachar has served as our director since 2016. From 2013 to 2021, Mr. Bachar is a serial investor. He was a director of Xjet3D from 2014 to 2021. From 2015 to 2019, Mr. Bachar was a director of 6 Over 6 Vision Ltd. He was a director of GetSat Ltd. from 2014 to 2021. From 2013 to 2021, Mr. Bachar was a director of Silentium Ltd. He was a director of Cupixel Ltd. from 2017 to 2021. Mr. Bachar holds a BA in Business Administration and Management from the Reichman University (previously known as IDC Herzliya).

Barry Kaplan, Director, Executive Vice President of the U.S. Operations

Mr. Barry Kaplan has served as Executive Vice President of the U.S. operations since July 2021. Prior to our IPO, Mr. Kaplan also served as director from April 2018 to September 2022. From 2012 to 2021, Mr. Kaplan worked as Chief of Operations at Stuhrling Original LLC . From 2003 to 2012, Mr. Kaplan founded and worked as Chief Executive Officer at Gem Nation Corporation, a luxury jewelry and watch etailer. He was Chief Executive Officer and Chief Designer of Alexander Watch LLC from 2014 to 2017. Mr. Kaplan has a Bachelor of Commerce (B.Com) and a Bachelor of Accounting (B.Acc. Hons.) from University of the Witwatersrand (South Africa). Mr. Kaplan did his accounting traineeship with Grant Thornton and is an expert and published author concerning the luxury watch industry.

Yaacov Goldman, Independent Director

Mr. Yaacov Goldman has served as one of our directors since September 2022. He provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman has served as external director for Can-Fite BioPharma Ltd. (NYSE:CANF) since August 2017. Mr. Goldman also serves as a director of Avgol Industries 1953 Ltd., Mivne Real Estate (K.D) Ltd., and Prashkovsky Investments and Construction Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

Ilana Lurie, Independent Director

Ms. Ilana Lurie has served as one of our directors since September 2022. Ms. Lurie is a Chief Financial Officer, Chief Operations Officer, and Director with vast experience in international finance and operations, within both large technology companies as well as Start-Ups. In a course of last 10 years, Ilana led significant financing rounds, as well as debt restructuring processes. She has served as an external director for Eltek Ltd. (NASDAQ:ELTK) since September 2018. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as Chief Financial Officer and Chief Operations Officer. During 2012 until 2020, Ms. Lurie has been Chief Financial Officer of NovelSat, Landa Ventures portfolio company. Prior to her tenure at NovelSat, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held several financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2022. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.36 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 10 persons as of December 31, 2022	$1,940,500	$285,483	$574,818

(1)	Includes: (i) options granted to Alon Mualem to purchase 100,000 Ordinary Shares under the 2015 Plan. The options expire on January 23, 2032 and have a weighted average exercise price of $0.003 per share; (ii) options granted to Barry Kaplan (a former director) to purchase 234,426 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from April 26, 2028 to July 1, 2031, and an exercise price of $2.25 per share; (iii) options granted to Offir Remez to purchase 137,000 Ordinary Shares under the 2015 Plan. The options expire on November 1, 2031 and have a weighted average exercise price of $0.003 per share. and (v) options granted to Shmuel Barel to purchase 142,213 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from December 14, 2027 to November 1, 2031.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2022.

Executive Officer	Salary and Related Benefits(1)(3)	Bonus Payments, Benefits and Perquisites(3)	Share-Based Compensation (2)	Total(3)

Asher Dahan	$208,049	$125,015	$-	$333,064

Guy Wagner	$206,381	$125,015	$-	$331,396

Leeor Langer	$203,934	$125,015	$-	$328,949

Alon Mualem	$256,866	$160,733	$189,824	$607,424

Offir Remez	$185,554	$89,296	$306,868	$581,718

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on Black-Scholes option pricing model.

(3)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.36 per $1.00 (the average exchange rate in 2022).

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

On March 6, 2022, our board of directors determined that it is in the best interest of our company to amend the employment agreements and approve new terms of compensation for each of our officers, subject to the approval of our shareholders. The amendments to the agreements were approved at the shareholders meeting, which took place on March 14, 2022.

For a description of the terms of our options and option plans, see “Item 6.C. Board Practices — Share Option Plan” below.

Directors’ Service Contracts

Other than with respect to our directors who are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C. Board Practices

Our board of directors presently consists of five members. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors, if applicable) shall be set by our board of directors provided that it will consist of not less than three and not more than twelve. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the terms of our compensation policy and any applicable law, and are subject to the approval of the board of directors’ compensation committee, the board of directors, and in some cases of our general meeting of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them. Our board of directors has established an audit committee, compensation committee, and a financial statement examination committee.

Our articles of association provide for a split of the board of directors into three classes with staggered three-year terms (excluding external directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

Each director, except external directors (if applicable), will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term under certain circumstances. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Since March 6, 2022, our Chief Executive Officer, Mr. Asher Dahan, has also served as the chairman of our board of directors. Mr. Dahan serves both as our Chief Executive Officer and as the Chairman of our board of directors, in accordance with the provisions of the Companies Law and the Companies Regulations (Validity Period of a Decision According to Section 121 of the Companies Law), 5776-2016, which allows such dual office for a period of five years following the completion of the IPO.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

We provided a board observer right to one of our beneficial shareholders — Alpha — pursuant to a share purchase agreement, or the Alpha SPA, we entered into in April 2021. For more information, see “Item 7.B - Related Party Transactions— Share Purchase Agreement with Alpha.” Alpha’s board observer right shall last until we conduct an initial public offering of our Ordinary Shares, registered pursuant to an effective registration statement under the Securities Act, or the securities laws of another jurisdiction as determined by our board of directors, raising a gross amount of at least $10,000,000 and resulting in the listing of our Ordinary Shares on a trading market (which shall not include any market operated by OTC Markets, Inc.), or Qualified IPO. We were also obligated to receive Alpha’s prior written consent for a Qualified IPO, which we received in June 2022 in exchange for a cash payment of $300,000 to be paid to Alpha from our proceeds from the IPO, which we believe will constitute a Qualified IPO. Following the closing of the IPO, on September 28, 2022, we have paid Alpha $300,000 from the proceeds of the IPO, as compensation for their consent to the IPO.

External Directors

Under the Companies Law, a public company incorporated in Israel is required to appoint two external directors to serve on its board of directors. One of the external directors must have “financial and accounting expertise”, as defined under the Companies Law. In addition, external directors must meet stringent standards of independence as set forth in the Companies Law, including regulations regarding: limitations on the duration of the term of office of the external directors, limitations on compensation terms, etc.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We do not currently have a controlling shareholder and we use this exemption from the requirement described herein.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has three standing committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be composed of at least three directors, including all of the external directors, if applicable (one of whom must serve as chairman of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder. Pursuant to the Companies Law, chairman of the audit committee is elected by the members of the audit committee.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli law”);

●	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director, if applicable.

Our board of directors has adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Listing Rules for Audit Committee

Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee are each “independent,” as such term is defined in under Nasdaq rules. All members of our audit committee meet the requirements for financial literacy under the Nasdaq rules. Our board of directors has determined that Mr. Goldman is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of our financial statements examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be composed of at least three directors, including all of the external directors, if applicable, who if applicable must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our compensation committee acts pursuant to a written charter, and complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq rules.

Our compensation committee reviews and recommends to our board of directors (and in accordance with the provisions of our compensation policy): with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee will include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy was adopted by our board of directors and was approved by the shareholders (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares, options, in accordance with our stock option plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Nasdaq Requirements for Compensation Committee

Under the Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, each of whom are independent.

As noted above, the members of our compensation committee include Mr. Eli Bachar, Mr. Yaacov Goldman, and Ms. Ilana Lurie, each of whom is “independent,” as such term is defined in under Nasdaq rules.

Joint Committee

In accordance with the provisions of the Companies Law and the regulations promulgated pursuant to it and under certain conditions, an Israeli company may unite its audit committee, the compensation committee and the financial statement examination committee into one committee, or the Joint Committee. As of March 20, 2023, the Company meets such conditions and therefore formed a Joint Committee. The members of our Joint Committee consist of Mr. Eli Bachar, Mr. Yaacov Goldman and Ms. Ilana Lurie, with Mr. Yaacov Goldman serving as chairman.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

On December 15, 2022, our board of directors appointed Doron Cohen, of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., as our internal auditor. Our internal auditor is a partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors, if applicable, then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We maintain directors’ and officers’ liability insurance with coverage of up to $10,000,000 for the benefit of all of our directors and officers, with an annual premium that shall not exceed $1,000,000. The terms for the directors’ and officers’ liability insurance were approved by our shareholders.

Indemnification

The Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court; (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

The board of directors has approved indemnification agreements with all of our directors and with all members of our senior management, which were also approved by our shareholders at a general meeting. We expect that each such indemnification agreement will provide the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we will exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this annual report on Form 20-F, and are incorporated herein by reference.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, by a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision, after rediscussing the terms of the compensation and the shareholders’ non-approval.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision, after rediscussing the terms of the compensation and the shareholders’ non-approval. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Share Option Plan

In September 2015, our board of directors adopted the 2015 Plan, pursuant to the provisions of the Israeli Income Tax Ordinance, or the Tax Ordinance. Following several amendments, our board of directors currently has the discretion to grant options, or Options, to purchase Ordinary Shares of our company from a pool of up to 2,257,458 Ordinary Shares. The number of Ordinary Shares in the Pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of March 21, 2023, 372,771, Ordinary Shares had been issued upon the exercise of Options, 1,247,689 Options had been allocated and/or granted but had not been exercised, and 636,998 Ordinary Shares remained available for future grants.

Pursuant to the 2015 Plan, the Options may be granted to employees, consultants and service providers, directors and non-employees of our company and/or our affiliates, or the Optionees; provided however, that the Optionees who are Israeli employees or directors (who are not controlling shareholders of our company) may only receive Options pursuant to Section 102 of the Tax Ordinance, or Section 102, and non-employees (and/or employees who are also controlling shareholders), may receive Options pursuant to Section 3(i) of the Tax Ordinance. Section 102 Options may be either approved Options or unapproved Options. Approved Section 102 Options are: (1) required to be held by a trustee appointed by our board of directors pursuant to the 2015 Plan, or Trustee; (2) require a holding period as set forth in Section 102; and (3) are subject to an irrevocable proxy provided to the Trustee. Section 102 Options may either be subject to a capital gains track or ordinary income track, as elected and designated by us.

Our board of directors has the discretion to determine the terms of the Options for each option grant, including the exercise price and vesting dates of the Options. If not earlier exercised, the Options expire upon the earlier of (i) 10 years from the date of grant; (ii) depending on the circumstances, following a pre-determined time period after the termination of the Optionees employment or engagement with us, as applicable; or (iii) as provided in the Optionee’s option agreement. Any Ordinary Shares underlying Options which are forfeited, expired or canceled before expiration of the 2015 Plan, become available for future grants thereunder. Our board of directors has discretion to change the terms of existing Options, including the acceleration of vesting periods in connection with a change of control transaction.

In December 2022, our board of directors approved the amendment to our 2015 Plan to include restricted stock units under the 2015 Plan.

D. Employees

As of the date of this annual report, we employ 27 full-time employees, including senior management positions. We have ten part-time employees. In addition, we have several consultants and sub-contractors, some of whom are engaged on a part time basis. The majority of our employees are located in Israel. We have one additional employee located in the United States, engaged through our subsidiary company. We have one (1) consultant located in Japan. We have one (1) sub-contractor located in India, performing front end software application development.

None of our employees are members of a union or subject to the terms of a collective bargaining agreement. However, in Israel, we are subject to certain Israeli Labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Industry and Economy Office, and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 20, 2023 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 20, 2023, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 15,218,845 Ordinary Shares outstanding on March 20, 2023.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Wearable Devices Ltd., 2 Ha-Ta’asiya St., Yokne’am Illit, 2069803 Israel.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Asher Dahan * (1)	1,350,000	9.0%
Guy Wagner * (2)	1,800,000	12.0%
Leeor Langer (3)	1,350,000	9.0%
Alumot (4)	1,198,774	7.9%
OurCrowd General Partner, L.P. (5)	1,226,442	8.1%
Mudra CEO LLC (6)	912,235	6.0%

Directors and senior management who are not 5% holders:

Eli Bachar*	276,640	1.8%
Barry Kaplan (7)	234,426	1.5%
Alon Mualem (8)	44,444	0.3%
Yaacov Goldman *	0	-
Ilana Lurie *	0	-

All directors and senior management as a group (8 persons)	5,055,510	32.2%

*	Indicates director of the Company.

(1)	The beneficial ownership is based on a Schedule 13G filed by Mr. Dahan with the SEC on February 13, 2023.

(2)	The beneficial ownership is based on a Schedule 13G filed by Mr. Wagner with the SEC on February 13, 2023.

(3)	The beneficial ownership is based on a Schedule 13G filed by Mr. Langer with the SEC on February 13, 2023.

(4)	The beneficial ownership is based on transfer agent report dated March 20, 2023. Alumot is a private Cayman Islands company. Alexandr Khamidullin has the sole voting and investment control over the shares.

(5)	The beneficial ownership is based on transfer agent report dated March 20, 2023. OurCrowd General Partner, L.P. is a private Cayman Islands company, which is owned by OurCrowd General Partner Limited. Jonathan Medved holds 80% voting interest and Steven Blumgart holds 20% voting interest in OurCrowd General Partner Limited.

(6)	The beneficial ownership is based on transfer agent report dated March 20, 2023. Mudra CEO LLC is a private Delaware-based company. Chaim Fischer has the sole voting and investment control over the shares.

(7)	Consists of 234,426 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Kaplan’s options have expiration dates ranging from April 26, 2028 to July 1, 2031, and a weighted average exercise price of $2.251.

(8)	Consists of 44,444 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Muallem holds options to purchase 55,556 Ordinary Shares that are not exercisable within 60 days. Mr. Muallem’s options have expiration dates January 2032, and a weighted average exercise price of $0.003.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2022, there was an increase in the percentage ownership of OurCrowd General Partner, L.P. (from 0% to 8.1%) as a result of their purchase of our shares from Hubble Ventures Co., Ltd. On the other hand, there were decreases in the percentage ownership of: (i) Alumot (from 10.8% to 7.9%), (ii) Asher Dahan (from 12.1% to 9.0%), (iii) Leeor Langer (from 12.1% to 9.0%), (iv) Mudra CEO LLC (from 7.6% to 6%), and (v) Guy Wagner (from 16.2% to 12.0%), which was due to the dilution as a result of our IPO in September 2022. Additionally, Hubble Ventures Co., Ltd.’s ownership decreased from 11.0% to 0% as a result of the sale of their shares to OurCrowd General Partner, L.P.

Over the course of 2021, there were decreases in the percentage ownership of our major shareholders of: (ii) Asher Dahan (from 29.2% to 12.1%), (iii) Leeor Langer (from 29.2% to 12.1%), and (vi) Guy Wagner (from 38.9% to 16.2%). On the other hand, there were increases in the percentage ownership of (i) Alumot (from 0% to 10.8%), (ii) Hubble Ventures Co., Ltd. (from 0% to 11.0%) and (iii) Mudra CEO LLC (from 0% to 7.6%), which were due to the investment in our Ordinary Shares and warrants and a conversion of convertible notes into Ordinary Shares.

Over the course of 2020, there were no changes in the percentage ownership of our major shareholders.

Record Holders

As of March 20, 2023, there were 33 shareholders of record of our Ordinary Shares. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in our control at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

On March 6, 2022, our board of directors approved new terms of compensation for each of our officers, subject to the approval of our shareholders. The new terms of compensation were approved by our shareholders in a meeting that took place on March 14, 2022.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.C Board Practices — Share Option Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for three months after such termination.

Employment Agreement with Barry Kaplan

In July 2021, effective as of July 1, 2021, our subsidiary, Mudra Wearable Inc., entered into an employment agreement with Barry Kaplan. Pursuant to the terms of his employment agreement, Mudra Wearable Inc. pays Mr. Kaplan a gross annual salary of $200,000 for his services as the Executive Vice President of the U.S. Operations. In addition to options received for service as one of our directors, on July 1, 2021, we also issued Mr. Kaplan options to purchase 50,000 Ordinary Shares under our 2015 Plan, at an exercise price of $2.25 per share. Pursuant to the employment agreement, we or Mr. Kaplan may terminate the employment agreement by providing 30 days’ prior written notice.

On March 6, 2022, our board of directors approved and ratified the employment agreement by and between the Company and Mr. Kaplan. This amendment was subsequently approved by our shareholders on March 14, 2022. As of the effective date of the agreement, our board and shareholders have approved a grant payment to Mr. Kaplan for the completion of the IPO, in a total amount equal to three monthly salaries. In September 2022, the amount of the grant payment was increased to 5 monthly salary pursuant to the compensation committee approval and our board of directors approval.

Share Purchase Agreement with Alpha

In April 2021, we entered into a share purchase agreement with one of our shareholders, Alpha, for a subscription amount of $1,000,000. We issued to Alpha for their subscription amount 444,091 Ordinary Shares and warrants to purchase up to 222,045 Ordinary Shares for an aggregate amount equal to 50% of Alpha’s subscription amount. Alpha’s warrants are exercisable until the earlier of: (i) 18 months from a Qualified IPO; (ii) a change of control event, such as sale of all or substantially all of our assets or the majority of shares, merger, consolidation or other business combination of us into another company or sale, lease, transfer, or exclusive license or disposition of all or substantially all of our intellectual property, or (iii) three years from April 22, 2021. Additionally, pursuant to a per share purchase price protection provision, if we close a Qualified IPO reflecting a pre-money valuation of $26,400,000, or a lower one, then Alpha and other investors, who participated in the April 2021 financing (each of which investors entered into a separate share purchase agreement with us), were entitled to receive additional Ordinary Shares and additional shares underlying each warrant, based on the Discounted PPS, less the number of Ordinary Shares issued to them in the April 2021 financing, and the number of shares covered by each warrant shall be increased assuming the exercise amount is divided by the Discounted PPS. The other investors from the April 2021 financing entered into their share purchase agreements with us on April 22, 2021. The share purchase agreements of such investors contain substantially similar terms as Alpha’s share purchase agreement, except that only Alpha has the right to approve our Qualified IPO and the right to designate a board observer. The number of Ordinary Shares underlying each warrant issued in April 2021 shall also be increased assuming the aggregate exercise amount is divided by the Discounted PPS. Our IPO constituted a Qualified IPO that reflected a pre-money valuation of more than $26,400,000 and, accordingly, no additional Ordinary Shares were issued or adjustments were made pursuant to the foregoing provision. Additionally, pursuant to the April 2021 SPA, we entered into with Alpha and certain other investors, beginning on April 22, 2021 and until the earlier of (i) the 90th calendar day after the expiration of the investors’ applicable lock-ups or (ii) three years from April 22, 2021, if we or our subsidiary shall issue any Ordinary Shares or equivalents of Ordinary Shares, in an equity transaction other than an exempt issuance, entitling any person or entity to acquire Ordinary Shares at an effective price per share less than the per share purchase price of $2.25 (subject to prior adjustment for reverse and forward stock splits and the like), or an SPA Dilutive Issuance, then, for no additional consideration, we shall immediately issue to Alpha and other investors in the April 2021 financing that number of additional Ordinary Shares equal to (a) the per share purchase price of $2.25 divided by amount actually paid in new cash consideration by third parties for each Ordinary Share in the SPA Dilutive Issuance less (b) the number of Ordinary Shares issued to Alpha and other investors at the closing of the April 2021 financing pursuant to the April 2021 SPAs.

Additionally, pursuant to the share purchase agreement, we provided Alpha with a board observer right to designate one person, reasonably acceptable to us, to attend all our board of directors meetings and conference calls as an observer, with no right to vote on any matter. Such observer shall receive all information, written or oral, which our management provides to the other directors our company from time to time. Alpha’s board observer right shall last until we conduct a Qualified IPO.

Pursuant to the Alpha SPA, we were also obligated to receive Alpha’s prior written consent for a Qualified IPO, which we received in June 2022 in exchange for a cash payment of $300,000 to be paid from the proceeds of our IPO. Pursuant to the June 2022 Consent, Alpha and the other investors in the April 2021 financing waived their rights for adjustments under the per share purchase price protection provision (described above) as of the date of the IPO, but all such adjustments otherwise required by per share purchase price protection provision shall be effected on the 90th calendar day following the closing of the IPO, at the time of the Exercise Price Adjustment, or December 14, 2022, or an SPA Dilutive Issuance, and Alpha and other investors in the April 2021 financing will retain all of their rights pursuant to per share purchase price protection provision and subsequent sales equity provision (described above) with respect to any issuances of Ordinary Shares or equivalents of Ordinary Share other than securities issued in our IPO. Pursuant to the June 2022 Consent, additional securities following such adjustments shall not be delivered to Alpha until 120 days after the closing date of our IPO, or January 2023. Following the closing of the IPO, on September 28, 2022, we have paid Alpha $300,000 from the proceeds of the IPO, as compensation for the June 2022 Consent. Following the Exercise Price Adjustment, on February 16, 2023, we have issued an aggregate of 169,125 Ordinary Shares to Alpha and the other investors in the April 2021 financing. We do not have any remaining obligation to issue additional securities as a result of our IPO.

B. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we were not subject to any material legal proceedings that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution. In the event that we do not meet such earnings criteria, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10. E. Taxation” for additional information.

B. Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “WLDS” and “WLDSW”, respectively, on September 13, 2022.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9A. Offer and Listing Details.”

On November 25, 2022, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying us that we were not in compliance with the Minimum Bid Price Requirement because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until May 22, 2023, to regain compliance with the Minimum Bid Price Requirement. In the event we do not regain compliance with the Minimum Bid Price Requirement by May 22, 2023, we may be eligible for an additional 180-calendar day grace period. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice to The Nasdaq Stock Market LLC of our intent to regain compliance with such requirement during such second compliance period.

We intend to monitor the closing bid price of our Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement, including initiating a reverse stock split. If we do not regain compliance within the allotted compliance period(s), including any extensions that may be granted, The Nasdaq Stock Market LLC will provide notice that our Ordinary Shares will be subject to delisting from Nasdaq. At that time, we may appeal The Nasdaq Stock Market LLC’s determination to a hearings panel.

Selling Shareholders

Not applicable.

D. Dilution

Not applicable.

E. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our current articles of association is attached as Exhibit 1.1 to this annual report. The information called for by this Item is set forth in Exhibit 1.1 to this annual report and is incorporated by reference into this annual report.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

●	Senior Credit Facility Agreement, dated July 4, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd., filed as Exhibit 10.6 to a registration statement on Form F-1 (File No. 333-262838) filed on September 8, 2022. See Item “5.B Liquidity and Capital Resources – Net Cash Provided by Financing Activities”.

●	First Addendum to Senior Credit Facility Agreement, dated July 19, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd., filed as Exhibit 10.8 to a registration statement on Form F-1 (File No. 333-262838) filed on September 8, 2022. See Item “5.B Liquidity and Capital Resources – Net Cash Provided by Financing Activities.”

●	Compensation Policy, filed as Exhibit 10.5 to a registration statement on Form F-1 (File No. 333-262838) filed on September 8, 2022, and incorporated herein by reference. See “Item 6. C. Board Practices — Committees of the Board of Directors — Compensation Committee” for more information about this document.

●	Form of Indemnification Agreement, filed as Exhibit 10.1 to a registration statement on Form F-1 (File No. 333-262838) filed on September 8, 2022, and incorporated herein by reference. See “Item 6. C. Board Practices — Indemnification.”

●	Share Purchase Agreement, dated April 22, 2021, by and between Wearable Devices Ltd. and Alpha Capital Anstalt, filed as Exhibit 10.3 to a registration statement on Form F-1 (File No. 333-262838) filed on September 8, 2022. See “Item 7.B. Related Party Transactions — Share Purchase Agreement with Alpha.”

●	Consent of Alpha Capital Anstalt, dated June 27, 2022, filed as Exhibit 10.7 to a registration statement on Form F-1 (File No. 333-262838) filed on September 8, 2022. See “Item 7.B. Related Party Transactions — Share Purchase Agreement with Alpha.”

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are subject to tax at the regular corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following criteria: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, which has 90% or more of its income in any tax year, other than income from defense loans, derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost to purchase a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority, but it quite common to maintain preapproval from the Israeli Tax Authority, or the ITA.

Tax Benefits and Grants for Research and Development

General. The IIA, an independent publicly funded agency, was created to provide a variety of practical tools and funding platforms aimed at effectively addressing the dynamic and changing needs of the local and international innovation ecosystem. The IIA acts under the Research Law. Companies that receive funding from the IIA are subject to certain liabilities of the Research Law, mainly pertaining to the know-how that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives, or the IIA-supported know-how, and/or to the products derived from the technology that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives, or IIA-supported products.

Ownership Structure. Any change of ownership must be reported to the IIA prior to the execution of the acquisition. A change in the company’s ownership, in which a foreign entity becomes a shareholder in the company, requires the IIA approval and the new shareholder signature on an undertaking letter acknowledging the company’s liabilities to the Research Law.

Royalty payment. Companies supported by the IIA are required to pay royalties on income yielded from the IIA-supported products, until full refund of the grant, which is linked to the US dollar and carries interest (the annual LIBOR interest for annual dollar deposits, as published on the first day of trading of each year, or in an alternate publication according to the Bank of Israel’s announcement). Until July 2017, the rate of the royalties refund was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties refund for companies with total revenues of under $70 million at the year preceding the application date, has changed to 3%.

Manufacturing location. Until 2003, manufacturing was considered to be done completely in Israel, and after this date, the manufacturing location (including assembly) is determined based on the manufacturing declaration located in the grant application submitted for supporting R&D, or the Manufacturing Declaration. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA and may result in an increased royalty payment rate and an increased total royalty payment, which will be calculated based on the deviation from the company’s Manufacturing Declaration. Cumulative deviation of under 10% requires notification of the IIA, while 10% or more requires pre-approval.

The rate of royalty payment due to overseas manufacturing is increased as follows: If the foreign company will be given the rights to only manufacture the IIA-supported products, an additional 1% will be incurred (e.g., instead of paying 3%, the company will pay 4%). However, if the foreign company will be given the rights to both manufacture and distribute the IIA-supported products, the royalties rate may be higher. The increased royalty rate will apply for revenues associated with manufacturing outside of Israel only. In general, royalties will be paid from the final sale price to the client and not from the inter-company transfer price. The company will have to keep paying royalties until it reaches the new royalty liability ceiling.

The increased repayment is calculated according to the percentage of the manufacturing activities that are carried out outside of Israel out of the total cumulative manufacturing activities both in Israel and abroad, as described in the following table:

Percentage of manufacturing activities performed outside of Israel, cumulatively	The increased payment to the IIA

Up to 50%	120% of the received grants + interest
Between 50% and 90%	150% of the received grants + interest
90% and more	300% of the received grants + interest

Know-how location. To the extent a company wishes to transfer its IIA-supported know-how outside of Israel, the transfer must be preapproved by the IIA and the company may be required to pay an additional payment to the IIA, or the Fee, as described below. This Fee (which also relates to programs that are absolved of royalty payment) is calculated according to the ratio between the total grants received from the IIA and the total financial R&D expenses invested in the related know-how (including the received grants), multiplied by the transaction price of the IIA-supported know-how, or the IIA Know-how Basic Amount.

The IIA Know-how Basic Amount minus the received grants is depreciated at a rate of 1/7 per annum, as of the fourth year from the end of the last supported file in each program. As a result, when transferring IIA-supported know-how after 10 years or more, the maximum payment to the IIA will be only the total sum of the received grants plus interest, minus paid royalties.

However, the aforementioned formula has a minimum and maximum limits. The minimum amount of the payment is the total sum of grants received plus interest. The maximum amount shall be no higher than 6 times the total sum of grants received plus interest. In the case that the IIA-supported company retains its R&D center in Israel for at least 3 consecutive years, following the year of transferring the IIA-supported know-how outside of Israel, while maintaining at least 75% of its R&D employment in Israel – the payment will be limited to 3 times the total sum of grants received plus interest.

Transferring IIA-supported know-how outside of Israel according to the Research Law (including paying the Fee where necessary) releases the IIA-supported company from all liabilities to the IIA.

Transfer of know-how to another Israeli entity is subject to signature of the recipient Israeli entity on a formal IIA issued undertaking document, to comply with the provisions of the Research Law, including the restrictions on the transfer of know-how and the obligation to pay royalties.

According to the above, these liabilities should be taken into account when we consider to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the pre-approval of the IIA for certain actions and transactions and pay additional payments to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside of Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” should generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals - 20% and (iii) non-Israeli residents (individuals and corporations) - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty.

We currently do not intend to implement the 2011 Amendment.

Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provided new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a Preferred Technological Enterprise, or PTE, and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale received prior approval from the National Authority for Technological Innovation previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) should qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise should enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed out of Preferred Technological Income to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technological Income, should generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, a lower rate may be provided in an applicable tax treaty) but in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. However, if such dividends are paid to an Israeli company, no tax is generally required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, should apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate should be 4% (or such lower rate as may be provided in an applicable tax treaty, in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate).

We are examining the potential impact of the 2017 Amendment and the degree to which we may qualify as a PTE, the amount of Preferred Technological Income that we may have and other benefits that we may receive from the 2017 Amendment in the future.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.- Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation at the time of receiving the dividend or at any time during the preceding twelve months. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or PTE, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise or PTE are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise or PTE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, the Warrants, and the Ordinary Shares issued or issuable upon exercise of the Warrants, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares, the Warrants, and the Ordinary Shares issued or issuable upon exercise of the Warrants, collectively, the “securities”. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our securities. This summary generally considers only U.S. Holders that will own our securities as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our securities by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, securities representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our securities, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the common share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Warrant plus the exercise price paid for the common share. The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired Warrant. The holding period of the common share acquired thru the exercise of a Warrant includes the holding period of the Warrant.

Taxation of Dividends Paid on Securities

We do not intend to pay dividends in the foreseeable future and U.S. Holders of Warrants are not entitled to dividends. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on securities (including distributions paid on Warrants if such warrants were to become entitled to dividends and the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the securities to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our securities are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our securities for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our securities are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our securities will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Securities

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our securities, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the securities in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of securities will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

Based on the projected composition of our income and valuation of our assets, we cannot determine if we will become a PFIC for 2022 or in the future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our securities at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the securities, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the securities while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our securities.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our securities which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the securities to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the securities and the U.S. Holder’s adjusted tax basis in the securities. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our securities during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our securities), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of securities. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our securities, unless such securities are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

We maintain a corporate website www.mudra-band.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report. We have included these website addresses in this annual report solely as inactive textual references.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of foreign currency exchange rates.

Foreign Currency Exchange Risk

Currency Fluctuations

Our reporting currency and the functional currency is the U.S. dollar. Our funding was in U.S. dollars and our sales are currently denominated in U.S. dollars. Our operating expenses are denominated mainly in NIS, and therefore, our NIS denominated operating expenses are currently subject to foreign currency risk. To date, we have been affected by changes in the rate of inflation and NIS currency compared to the U.S. dollar, as shown below.

The NIS devaluated against the U.S. dollar by approximately 13.2% in 2022 and was revaluated by 3.3% in 2021.

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately $366 thousand and $127 thousand, for the years ended December 31, 2022 and 2021, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the years ended December 31, 2021 and 2022, we did not hedge our foreign currency exchange risk. If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

We cannot assure you that we will not be adversely affected by currency fluctuations in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

 Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO (including a partial exercise of over-allotment option), the Company issued and sold 3,750,000 Ordinary Shares and 8,625,000 Warrants and received aggregate gross proceeds of approximately $16 million, before deducting underwriting discounts, commissions and offering expenses.

The net proceeds from IPO have been used, and are expected to continue to be used, as described in the final prospectus for the IPO filed with the SEC on September 15, 2022.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date ,our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and due to an exemption for emerging growth companies under the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, we remediated the material weaknesses we had in 2021 in our internal control over financial reporting due to an insufficient knowledge of U.S. GAAP. In January 2022, we engaged an experienced and capable Chief Financial Officer with sufficient U.S. GAAP knowledge and U.S. public company reporting experience and will begin the process of documenting our internal control procedures to satisfy the requirements of Section 404 (a) of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. The estimated incremental cost of the new Chief Financial Officer is not material as it will be balanced out by our decreased dependency on the services of the outsourced accounting firm.

We are in the process of addressing our internal control over financial reporting and we will establish formal policies, processes and practices related to financial reporting and identify key financial reporting risks, including an assessment of the potential impact and linkage of those risks to specific areas and activities within our organization.

ITEM 16. [RESERVED]

ITEM 16. A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Goldman is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

ITEM 16. B. CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a written Code of Business Ethics that applies to our officers and employees, including the Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and persons performing similar functions, as well as our directors. Our Code of Business Ethics is posted on our website at www.wearabledevices.co.il. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. Any waiver of this Code for any Covered Person may be made only by the Board or the Audit Committee and will be promptly disclosed to stockholders and others, as required by applicable law. The Company must disclose changes to and waivers of the Code in accordance with applicable law.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2022.

The following table provides information regarding fees paid by us to Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, including audit services, for the years ended December 31, 2021 and 2022.

	Year Ended December 31,
	2022	2021
Audit fees (1)	$100,000	$20,000
Audit-related fees (2)	12,000	175,000
Tax fees	-	-
All other fees	$-	$-
Total	$112,000	$195,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.
(2)	Includes professional services rendered in connection with the fees which were required for the purpose of the IPO process and upon completion of the 2020 audited financial statements (including comparison information), as well as reviewed interim financial statements for 2021 and 2020 and other applicable procedures with respect to the underlying registration statement (the fees for these services aggregated to $175,000).

Pre-Approval of Auditors’ Compensation

Our audit committee charter provides that one of the audit committee’s duties is to pre-approve audit and non-audit services provided to us by the independent registered public accounting firm. The audit committee shall also review and approve disclosures relating to fees and non-audit services required to be included in our SEC reports. Subject to our board of directors and shareholders approval (if and to the extent required by applicable law), the audit committee shall have the authority to approve all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent registered public accounting firm.

All services provided by our auditors are approved in advance by our audit committee.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16 F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16 G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the Ordinary Shares on Nasdaq, we will be required to comply with the Nasdaq Stock Market Listing Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for a three-year term. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C.Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors, if applicable, who meet the requirements of the Companies Law, as described above under “Management—Board Practices—External Directors.” We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. We have established an Audit Committee and appointed independent directors compliant with applicable rules. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market Listing Rules (see “Management — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16 H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16 I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Wearable Devices Ltd. (filed as Exhibit 3.2 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.4 to F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

2.4	Form of Underwriter’s Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

2.5*	Description of Securities.

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.3 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference ).

4.3	Wearable Devices Ltd. 2015 Share Option Plan (filed as Exhibit 10.2 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference ).

4.4	Share Purchase Agreement dated April 22, 2021, by and between Wearable Devices Ltd. and Alpha Capital Anstalt (filed as Exhibit 10.3 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.5#	Agreement, dated July 16, 2020, by and between Wearable Devices Ltd. and the Israeli Innovation Authority (filed as Exhibit 10.4 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.6	Compensation Policy (filed as Exhibit 10.5 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.7	Senior Credit Facility Agreement, dated July 4, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd (filed as Exhibit 10.6 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.8	First Addendum to Senior Agreement, dated July 19, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd (filed as Exhibit 10.8 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

8.1	List of Subsidiaries (filed as Exhibit 21.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.

15.1*	Consent of Ziv Haft, Certified Public Accountants, Isr. BDO member firm, an independent registered public accounting firm.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith

#	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that Wearable Devices Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Wearable Devices Ltd.

Date: March 22, 2023	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

Wearable Devices Ltd.

Financial Statements

as of December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
of WEARABLE DEVICES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Wearable Devices Ltd. and its subsidiary (“the Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”), and we are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 1d, the Company is still at its development stage and an early stage of generating revenue. Therefore, it has suffered recurring losses and negative cash flows from operations since inception. Our opinion is not modified with respect to this matter.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

We have served as the Company’s auditor since July, 2021.

March 21, 2023

Tel Aviv, Israel

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2022	2021
Assets	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	10,373	1,274
Trade receivables	-	8
Governmental grant receivable	54	62
Other receivables and prepaid expenses	543	47
Inventories	6	11
TOTAL CURRENT ASSETS	10,976	1,402
Right-of-use assets	180	-
Property and equipment, net (Note 3)	68	43
TOTAL NON-CURRENT ASSETS	248	43
TOTAL ASSETS	11,224	1,445

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	156	72
Advance payments	353	273
Deferred revenues	12	24
Accrued payroll and other employment related accruals	416	222
Accrued expenses	145	47
Lease liabilities	68	-
TOTAL CURRENT LIABILITIES	1,150	638
Lease liabilities	94	-
TOTAL LIABILITIES	1,244	638

COMMITMENTS AND CONTINGENCIES (Note 4)
SHAREHOLDERS’ EQUITY (Note 7):
Ordinary shares, NIS 0.01 par value: Authorized 50,000,000 as of December 31, 2022 and 20,000,000 as of December 31, 2021; Issued and outstanding 15,049,720 shares as of December 31, 2022 and 11,136,850 shares as of December 31, 2021.	43	31
Additional paid-in capital	23,346	7,689
Accumulated losses	(13,409)	(6,913)
TOTAL SHAREHOLDERS’ EQUITY	9,980	807
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,224	1,445

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands (except per share amounts)

Revenues	45	142	57
Expenses:
Cost of materials	(10)	(10)	(9)
Research and development, net (Note 4a)	(2,271)	(1,411)	(743)
Sales and marketing expenses, net (Note 4b)	(1,370)	(665)	(287)
General and administrative expenses	(1,948)	(628)	(174)
Initial public offering expenses	(904)	(97)	-
OPERATING LOSS	(6,458)	(2,669)	(1,156)
FINANCING INCOME (EXPENSES), net	(38)	55	(102)
COMPREHENSIVE AND NET LOSS	(6,496)	(2,614)	(1,258)

Net loss per ordinary shares, basic and diluted	(0.53)	(0.27)	(0.19)
Weighted average number of ordinary shares outstanding basic and diluted *	12,277,224	9,709,590	6,459,910

*	In April 2021, the Company completed a 1:1 conversion of all of its issued and outstanding ordinary A shares into ordinary shares, NIS 0.01 par value, which was applied retroactively for the calculation of the basic and diluted loss per share.

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Ordinary A shares		Subscription receivables	Additional
	Number of shares	Amount	Number of shares	Amount	(ordinary shares)	paid-in capital	Accumulated losses	Total
		U.S. dollars in thousands		U.S. dollars in thousands
BALANCE AS OF DECEMBER 31, 2019	4,611,142	12	1,844,268	5	(12)	1,339	(3,041)	(1,697)

CHANGES DURING THE YEAR 2020:
Share-based compensation	-	-	-	-	-	67	-	67
Exercise of options	15,430	*	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	(1,258)	(1,258)
BALANCE AS OF DECEMBER 31, 2020	4,626,572	12	1,844,268	5	(12)	1,406	(4,299)	(2,888)
CHANGES DURING THE YEAR 2021:
Issuance of ordinary shares and warrants, net of issuance cost	1,343,375	4	-	-	-	2,921	-	2,925
Conversion of convertible securities (including accrued interest) to ordinary shares	3,081,102	9	-	-	-	3,063	-	3,072
Conversion of ordinary A shares to ordinary shares	1,844,268	5	(1,844,268)	(5)	-	-	-	-
Share-based compensation	-	-	-	-	-	299	-	299
Exercise of options	241,533	1	-	-	-	-	-	1
Payment on behalf of issued shares	-	-	-	-	12	-	-	12
Comprehensive loss	-	-	-	-	-	-	(2,614)	(2,614)
BALANCE AS OF DECEMBER 31, 2021	11,136,850	31	-	-	-	7,689	(6,913)	807

*	Represent an amount less than $500

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares			Additional
	Number of shares	Amount		paid-in capital	Accumulated losses	Total
		U.S. dollars in thousands
BALANCE AS OF DECEMBER 31, 2021	11,136,850	31		7,689	(6,913)	807

CHANGES DURING THE YEAR 2022:
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses of 1.6 million	3,750,000	11		14,308	-	14,319
Conversion of SAFEs into ordinary shares upon completion of initial public offering	118,204	1	*	399	-	400
Issuance of ordinary shares as a result of exercise of warrants	40,000	-	*	160	-	160
Exercise of options	4,666	-	*	-	-	-
Share-based compensation	-	-		790	-	790
Comprehensive loss	-	-		-	(6,496)	(6,496)
BALANCE AS OF DECEMBER 31, 2022	15,049,720	43		23,346	(13,409)	9,980

*	Represent an amount less than $500

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(6,496)	(2,614)	(1,258)
Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation	23	11	7
Accrued interest on convertible securities	-	20	56
Share based compensation expenses	790	299	67

Changes in operating assets and liabilities items:
Decrease (increase) in accounts receivable	8	(8)	-
Decrease (increase) in inventories	5	9	(12)
Decrease (increase) in governmental grants receivables	8	(11)	(51)
Increase in other receivables and prepaid expenses	(496)	(30)	(11)
Increase in advance payments	79	63	210
Increase (decrease) in deferred revenues	(12)	9	4
Increase (decrease) in accounts payables	84	40	(41)
Increase (decrease) in accrued payroll and other employment related accruals	194	119	(72)
Increase (decrease) in advance payments on governmental grant	-	(42)	42
Increase (decrease) in accrued expenses	99	32	(30)

Net cash used in operating activities	(5,714)	(2,103)	(1,089)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(48)	(36)	(16)
Prepayments of leasing	(18)	-	-
Net cash used in investing activities	(66)	(36)	(16)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses	14,319	-	-
Proceeds from issuance of ordinary shares and warrants, net of issuance cost	-	2,925	-
Proceeds from issuance of SAFEs	500	-	-
Refund to SAFE investors	(100)	-	-
Proceeds from credit line	800	-	-
Repayment of credit line	(800)	-	-
Proceeds from issuance of ordinary shares as a result of exercise of warrants	160	-	-
Exercise of options	-	1	-
Payment on behalf of issued shares	-	12	-
Net cash provided by financing activities	14,879	2,938	-

Net increase (decrease) in cash and cash equivalents	9,099	799	(1,105)
Cash at beginning of year	1,274	475	1,580
Cash and cash equivalents at the end of year	10,373	1,274	475
Supplemental Disclosure:
Interest on credit line	40	-	-
Conversion of SAFE to equity	400	-	-
Right-of use asset recognized against lease liability	229	-	-

The accompanying notes are an integral part of these financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Wearable Devices Ltd. (the “Company”) was incorporated in Israel in March 2014. The Company develops and sells human-machine interface solutions for the smart wearables industry. The Company is still in its development stage and at an early stage of generating revenues. The Company’s products are designated directly to end users and also designated to businesses in integration of its technology in their smart wearable devices. The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on September 13, 2022, under the symbols “WLDS” and “WLDSW,” respectively (see Note 1e below).

The Company’s revenues were derived from:

1)	The sales of Mudra Inspire development kits composed of multiple performance obligations including tangible parts (“Hardware”) and a limited period (generally one year) application programming interface (“API”) with no commercial rights, to enable the customer to evaluate the Company’s solution with its own products.

2)	The sales of pilot transactions to evaluate the integration of the Company’s solution with the customer’s products composed of multiple performance obligations including Hardware, tailor-made software applications and technical support during the pilot period.

In 2022, all of the Company’s revenues were derived from the sales of Mudra Inspire development kits. In 2021, most of the Company’s revenues were derived from a pilot transaction in the amount of $84 thousand, which was fully completed in 2021 and from the sales of Mudra Inspire development kits to multinational technology companies. In 2020, most of the Company’s revenues were derived from the sales of Mudra Inspire development kits to multinational technology companies.

b.	In 2018, the Company established a wholly owned subsidiary in the United States of America for the purpose of marketing and distribution of its solutions – Mudra Wearable, Inc. (the “Subsidiary”) – which commenced its operations in 2020.

c.	The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements as of December 31, 2022.

d.	Liquidity and Capital Resources:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. To date, the Company is still at its development stage and at an early stage of generating revenues. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. As detailed in Note 1e below, in September 2022, the Company completed an IPO on Nasdaq and raised net proceeds of $13.3 million.

As of December 31, 2022, the Company had incurred accumulated losses of $13.4 million and expects to continue to fund its operations through fundings such as issuance of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. The Company’s management believes that its cash will be sufficient for at least one year from the date of the approval of these financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 - GENERAL (cont.):

e.	In September 2022, the Company completed an initial public offering of its securities (“IPO”) on the Nasdaq Capital Market (“Nasdaq”) whereby the Company issued and sold in connection with the closing of the IPO 3,750,000 units, each consisting of one Ordinary Share and two warrants to purchase one Ordinary Share each. In addition, the underwriter exercised its over-allotment option with respect to 1,125,000 warrants to purchase 1,125,000 Ordinary Shares.

The warrants have been exercisable immediately upon issuance, at an exercise price of $4.00 per Ordinary Share and are valid until September 12, 2027. On September 16, 2022, 40,000 warrants were exercised into 40,000 Ordinary Shares. On December 14, 2022, the exercise price of the warrants was adjusted to $2.00 per Ordinary Share.

In connection with the IPO, the Company received gross proceeds of approximately $16.0 million, before deducting underwriting discounts and commissions and before offering expenses ($14.9 million net proceeds after deducting approximately $1.1 million of underwriting discounts and commissions and approximately $13.3 million after other IPO expenses). The Ordinary Shares and warrants were approved for listing on the Nasdaq and commenced trading under the symbol “WLDS” and “WLDSW,” respectively, on September 13, 2022. The Company’s Ordinary Share and warrant prices on Nasdaq were $0.54 and $0.09, respectively, as of March 20, 2023.

f.	On November 25, 2022, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until May 22, 2023, to regain compliance with the minimum bid price requirement. In the event the Company does not regain compliance with the minimum bid price requirement by May 22, 2023, it may be eligible for an additional 180-calendar day grace period.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies followed in the preparation of the financial statements are as follows:

a.	Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All intercompany transactions have been eliminated in consolidation.

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as to disclose contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, management evaluates its estimates, judgments and assumptions. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

c.	Foreign currency

The currency of the primary economic environment in which the operations of the Company are conducted is the USD. The Company’s funding and revenues are mostly in USD. Thus, the functional currency of the Company is the USD.

Transactions and balances originally denominated in USD are presented at their original amounts. Balances in non-USD currencies are translated into USD using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-USD transactions and other items (stated below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation etc.) – historical exchange rates. Currency transaction gains or losses are recorded to financing income or expenses, as appropriate.

d.	Inventories:

Inventories are composed of parts of the Company’s products as well as completed products and are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

e.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the straight-line method, over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%
Office furniture and electronic equipment	7-15
Computers and software	33

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

f.	Leases

On January 1, 2022, the Company began to implement ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements as of such date. The Company leases office space and vehicles under operating leases.

Arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The weighted-average rate applied was 8%. Right-of-use assets were measured at an amount equal to the lease liability.

For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

g.	Revenue recognition

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration the Company is contractually due in exchange for those services or goods. The Company follows five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies its performance obligations.

A pilot transaction has multiple performance obligations and it generally takes a few months but less than one year. Each Mudra Inspire development kit sale has also multiple performance obligations.

The payment terms of the Mudra Inspire development kit sales are upon delivery of the Hardware, while the payment terms of the pilot transactions are within the pilot period.

In those transactions, each obligation: Hardware and API (for Mudra Inspire development kit) and tailor-made software application and technical support (for a pilot transaction) is distinct and separately identifiable.

The amount allocated to the delivered items is recognized upon delivery, the amount allocated to API is recognized over the API period and the amount allocated to the technical support is recognized over the service period (a pilot period).

h.	Cost of materials

Cost of materials consists primarily of expenses related to the purchase of parts of products sold.

i.	Research and development

Research and development expenses consist primarily of payroll, payroll related expenses, subcontractors, and materials. Costs are expensed as incurred.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

j.	Governmental grants

The Company receives royalty-bearing grants from the Israeli government for approved research and development projects and marketing efforts. These grants are recognized at the time the Company is entitled to such grants based on the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development or sales and marketing expenses, respectively.

k.	Finance income and expenses

Finance income is composed of interest on deposits, while finance expenses are composed of interest on senior secured credit facility, bank charges and net currency exchange rates differences.

l.	Income taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, “Income Taxes” (“ASC 740”). Deferred taxes are determined utilizing the assets and liabilities method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company applies ASC 740, which clarifies the accounting and reporting for uncertainties with respect to income taxes. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

m.	Share based compensation

Share-based compensation expenses related to employees and consultants options are recognized based on their fair value, which is based on the fair value of the underlying ordinary shares as to the de-minimis exercise price, on a straight-line basis over the requisite service period of the awards.

m.	Warrants

The warrants’ mechanism does not create any obligation to transfer cash to the investors. Warrants are exercised for a fixed amount of Ordinary Shares upon exercise. Therefore, the Company accounts for the warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of the applicable U.S. GAAP authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability or whether the warrants meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own shares, among other conditions for equity classification.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

o.	Severance

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s pension and severance pay liabilities are covered mainly by insurance policies. Pursuant to section 14 of the Israeli Severance Compensation Act, 1963 (“section 14”), the Company’s employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with section 14 relieve the Company from any future severance payments in respect of those employees and, as such, the Company may only utilize the insurance policies for the purpose of paying severance pay.

p.	Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for ordinary shares issued during the year, if applicable.

q.	Fair Value Measurements

The Company measures and discloses fair value in accordance with the Financial Accounting Standards Board (“FASB”), ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2 – pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities except for the convertible securities are estimated to be equal to their fair value due to the short-term nature of these instruments.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

r.	Concentration of Credit Risk

The Company maintains certain cash balances in a well-known Israeli bank.

s.	Cash and cash equivalents:

Cash equivalents are highly-liquid investments that are readily convertible into cash, typically with an original maturity of three months or less.

t.	Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker (“CODM”), who is the Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying consolidated financial statements for the purposes of making operating decisions, assessing financial performance, and allocating resources.

u.	Subsequent Events

In connection with the preparation of these consolidated financial statements, the Company and management evaluated subsequent events through March 21, 2023, the date these consolidated financial statements were available to be issued.

NOTE 3 - PROPERTY AND EQUIPMENT, net

	December 31
	2022	2021
	U.S. dollars in thousands
Cost:
Computers and software	124	76	*
Office furniture and equipment	7	7
Electronic equipment	9	9	*
	140	92
Less - accumulated depreciation	72	49
	68	43

*	Reclassified.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4 - COMMITMENTS AND CONTINGENCIES

a.	Royalties to the Israel Innovation Authority (“IIA”):

The Company receives royalty-bearing grants from the IIA, for approved research and development projects. The programs include grants for: wages, materials, subcontractors and miscellaneous. The Company was required to pay royalties at the rate of 3%-3.5% on sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest at the LIBOR rate.

As of December 31, 2018, two IIA programs were completed, while the amounts received for them aggregated to $1.224 million. In addition, another IIA approved plan commenced on May 1, 2020, and was completed on July 31, 2021, for a total of $598 thousand of which $544 thousand was received as of December 31, 2021.

The terms of the grants under the Encouragement of Research, Development and Technological Innovation in the Industry 1984 require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the IIA is sufficient). During December 2022, the Company has received an approval from the IIA to transfer some of its manufacture activities abroad.

As a condition for obtaining approval to manufacture outside Israel (or following a declaration that up to 10% of the production is transferred abroad), the Company would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of its liability to the IIA may be increased to between 120% and 300% of the grants received from the IIA, depending on the manufacturing volume that is performed outside Israel (less royalties already paid to IIA).

During January 2023, the IIA has approved a program to finance further development of the Company’s manufacturing process of its wearable neural interface in Israel (see also note 10c).

Research and development grants deducted from research and development expenses amounted to nil, $289 thousand and $373 thousand for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $1.8 million plus LIBOR interest which may be increased, depending on the manufacturing volume that is performed outside Israel. The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development, in whole or part, of its Mudra Inspire product and its Mudra Band product, without the IIA Research Committee approval.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4 - COMMITMENTS AND CONTINGENCIES (cont.):

b.	Royalties to the Israeli Ministry of Economy and Industry (“IMEI”):

During 2020, the Company received a grant from the IMEI, for approved marketing expenses amounting to $95 thousand. The program includes participation in expenses for: consulting for marketing, advertising and online marketing, flights to exhibitions and miscellaneous.

Sales and marketing grants deducted from sales and marketing expenses amounted to nil, $42 thousand and $53 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

Under the agreement with the IMEI, if the export revenues in the defined target market increase by $311 thousand compared to the base year, the Company would be required to pay royalties at the rate of 3% of the increase, with the funds provided by the IMEI up to an amount equal to 100% of the IMEI marketing grant received, linked to the consumer price index (“CPI”).

As of December 31, 2022, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, is $102 thousand.

c.	Lease Commitments – Operating Leases:

On July 1, 2018, the Company entered into a lease agreement for a period which expired on September 30, 2022. The monthly lease payment totaled to approximately $5 thousand.

After September 30, 2022, the Company stayed on the lease on a month-to-month basis. At the end of January 2023, the Company terminated this lease with 60 days’ termination notice that will be ended on March 31, 2023.

In January 2023, the Company entered into a new lease agreement for a period which started on February 1, 2023 and expire on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. The Company’s monthly rent payment for this facility is approximately $17 thousand during the first lease year and will be increased to approximately $21 thousand during the second lease year. During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year.

Additionally, during 2022, the Company entered into lease agreements to lease 5 vehicles for a period of 3 years.

Total expenses under all operating leases were $74 thousand for the year ended December 31, 2022.

The future minimum lease payments, as of December 31, 2022, are $80 thousand, $62 thousand and $36 thousand for the years ended on December 31, 2023, 2024 and 2025, respectively.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 5 - CONVERTIBLE SECURITIES

A. During 2017, 2018, January 2019, April 2019 and November 2019 the Company entered into convertible security agreements with certain investors, according to which the Company received an aggregate amount of $400 thousand, $600 thousand, $100 thousand, $200 thousand and $100 thousand, respectively, bearing interest at the rate of 4% per annum. Such amounts including the accrued interest were converted into the Company’s ordinary shares, NIS 0.01 par value (the “Ordinary Shares”), based on a share price agreed upon in the respective agreement of $0.79, $0.79 $0.92, $0.92 and $1.69, respectively, in April 2021.

In December 2019, the Company entered into additional convertible security agreements with an aggregate principal amount of $1.5 million, which was converted into the Company’s Ordinary Shares based on a share price agreed upon in the agreement of $1.22 in April 2021.

Those convertible security agreements, including accrued interest, were not mandatorily redeemable, nor redeemable at the option of the holder after a specified date, but a change of control event as described in the agreements would constitute a redemption event outside of the Company’s control. Therefore, all the convertible securities were presented as current liabilities. The beneficial conversion feature of each one of convertible security was valued at zero.

B. April 2021 investors - In June 2022, the Company received from Alpha Capital Anstalt’s (“Alpha”) the contractually required written consent to proceed with the IPO (the “June 2022 Consent”) in exchange for a cash payment of $300,000 from the proceeds of the IPO, which was paid on September 28, 2022, following the completion of the IPO. Pursuant to the share purchase agreements the Company entered into with certain investors in April 2021 (the “April 2021 SPAs”), in the event of an initial public offering event or in a Dilutive Issuance event (as defined below), reflecting a pre-money valuation of $26,400,000, or a lower one, then such investors shall receive additional Ordinary Shares and additional shares underlying each warrant, based on 80% of the price per share at the IPO (the “Discounted PPS”), less the number of Ordinary Shares issued to them in the April 2021 financing, and the number of shares underlying each warrant shall be increased assuming the exercise amount is divided by the Discounted PPS. Additionally, beginning on April 22, 2021 and until the earlier of (i) the 90th calendar day after the expiration of the applicable lock-ups, following the IPO date or (ii) three years from April 22, 2021, if the Company or its subsidiary shall issue any Ordinary Shares or equivalents of Ordinary Shares, in an equity transaction other than an exempt issuance, entitling any person or entity to acquire Ordinary Shares at an effective price per share less than the per share purchase price of $2.25 (subject to prior adjustment for reverse and forward stock splits and the like) (a “Dilutive Issuance”), then, for no additional consideration, the Company shall immediately issue to the investors in the April 2021 financing that number of additional Ordinary Shares equal to (a) the per share purchase price of $2.25 divided by amount actually paid in new cash consideration by third parties for each Ordinary Share in the Dilutive Issuance less (b) the number of Ordinary Shares issued to Alpha and other investors at the closing of the April 2021 financing pursuant to April 2021 SPAs. Pursuant to the June 2022 Consent, the investor in the April 2021 financing waived their rights for such adjustments as of the date of the IPO, and deferred such adjustments (if any) to be effected on the 90th calendar day following the closing of the IPO.

On September 20, 2022, the Company’s volume weighted average stock price was less than the exercise price of $2.00 for the warrants. Accordingly, effective after the closing of trading on December 14, 2022 (the 90th calendar day immediately following the issuance date of the warrants), the warrants’ exercise price was adjusted pursuant to their terms to $2.00 (the “Exercise Price Adjustment”). Following the Exercise Price Adjustment, on February 16, 2023, the Company issued an aggregate of 169,125 Ordinary Shares to the April 2021 investors as a result of the IPO. The April 2021 investors may be entitled to receive additional Ordinary Shares and additional shares underlying the warrants they hold to the extent the Company engages in future dilutive issuances for three years starting from April 2021.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6 - CREDIT FACILITY

On July 4, 2022, the Company entered into a senior secured credit facility agreement with L.I.A. Pure Capital Ltd. (“Pure Capital”) to borrow from time to time amounts until the closing of the IPO in an amount of up to $800 thousand (the “Initial Credit”), which Initial Credit could be increased, upon the request of the Company, to an amount not exceeding $1 million (together with the Initial Credit, the “Credit Facility”) in aggregate. The underlying outstanding amounts had priority in relation and senior to any other debts owed by the Company to any third party, and were subject to a registered floating charge, for the benefit of Pure Capital, against all of the Company’s assets. During July, August and September 2022, the Company received an aggregate of $800 thousand under the Credit Facility. The Credit Facility bore interest at the rate of 4% per annum. The outstanding amounts, together with interest accrued and unpaid were due and payable on the earlier of (i) June 30, 2024, or (ii) upon receipt of a certain financing transaction or in the event of certain customary events of default or a change of control. The Credit Facility was fully repaid on September 19, 2022. The agreement indicates that the Company shall not assume any debt senior to the Credit Facility during the term of the Credit Facility, unless Pure Capital has provided its advance written consent; and subject to applicable law, any debt assumed by the Company during such term shall be deemed subordinated to any debt accrued under the agreement, if Pure Capital had not provided its prior written consent; and without Pure Capital’s prior written consent, the Company shall not pledge in favor of a third-party creditor or lender any of its assets or rights, including by a floating charge, until such time that the Credit Facility, and any interest accrued thereon, has been repaid in full to Pure Capital.

Additionally, the Credit Facility agreement requires the Company to retain Pure Capital for investor relations services and other related strategic services in exchange for a monthly base fee of $35 thousand, upon the closing of the IPO, under 3 years consulting agreement. If 70% or more of the warrants (or other convertible securities) issued in connection with the IPO are exercised during the term of such instrument, then the Base Monthly Fee will immediately increase to $70 thousand, which increase shall apply retroactively to the closing of the IPO date. In addition, Pure Capital shall serve as the Company’s strategic consultant in connection with any offering or financing transaction of the Company, each, in excess of $5 million (which does not include the IPO) in exchange for a per offering and/or transaction fee of $100 thousand for the closing.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 - SHAREHOLDERS’ EQUITY (DEFICIT):

a.	Share capital

The share capital as of December 31, 2022 and 2021, is composed of as follows:

	Number of shares
	Authorized		Issued and outstanding
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Ordinary shares, NIS 0.01 par value	50,000,000	20,000,000	15,049,720	11,136,850

The Ordinary Shares entitle their holders: to receive notices of, and to attend, general meetings where each Ordinary Share shall have one vote for all purposes; to share distributions as may be declared by the Board of Directors of the Company and approved by the shareholders, if required; and, upon liquidation or dissolution - to participate in the distribution of the assets of the Company after payment of all debts and other liabilities of the Company, in accordance with the terms of the Company’s Articles of Association.

On inception, the Company issued 4,500,000 Ordinary Shares to its three co-founders for a total consideration equal to their par value (approximately $12 thousand). In October 2021, the total consideration was paid off by the co-founders.

On March 10, 2016, the Company issued to certain investors 1,844,268 ordinary A shares, NIS 0.01 par value of the Company (“Ordinary A Shares”) for a total consideration of $500 thousand.

The Ordinary A Shares conferred on the holders all rights to holders of Ordinary Shares in the Company and, in addition, bore preferred rights primarily advanced in return of their investments plus 2% per year, in a liquidation event as described in the Company’s Articles of Association.

In 2021, those Ordinary A Shares were converted into Ordinary Shares, and the Company reclassified the Company’s authorized share capital of 2,000,000 Ordinary A Shares into 2,000,000 Ordinary Shares and increased the Company’s authorized share capital by 10,000,000 Ordinary Shares.

During 2018, 2020, 2021 and 2022 the Company issued 111,142, 15,430, 241,533 and 4,666 Ordinary Shares, upon exercise of employees’ options, respectively.

In April 2021, the Company issued to new investors 1,343,374 Ordinary Shares, and 671,687 warrants exercisable into Ordinary Shares in consideration of 125% of the per share purchase price in an initial public offering of the Company, if and when it shall occur, for total consideration of $3.025 million, before $100 thousand of issuance expenses.

During September 2022, the Company completed the IPO, in which were issued 3,750,000 Ordinary Shares and warrants to purchase 8,625,000 Ordinary Shares.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 - SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

During 2022, the Company entered into SAFEs for $500 thousand with 5 investors, $100 thousand each, of which $400 thousand were converted to 118,204 Ordinary Shares and $100 thousand of one investor were paid back in cash upon the closing of the IPO. Those SAFEs were not mandatorily redeemable, nor redeemable at the option of the holder after a specified date, but in an Equity Financing (as defined in the SAFEs) which under current liquidity circumstances constitutes a redemption event outside of the Company’s control. The Company issued to each SAFE investor a warrant to purchase Ordinary Shares of the Company with an exercise price of $6.345 per share in such offering for an aggregate amount of up to $25 thousand (exercisable for a total of 15,760 Ordinary Shares, until the earlier of: (i) eighteen (18) months from January 2022; or (ii) in a change of control event, which generally covers (a) a transaction in which any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s outstanding voting securities with the right to vote for the election of members of the Company’s Board of Directors, or (b) any reorganization, merger or consolidation of the Company, or (c) a sale, lease or other disposition of all or substantially all of the Company’s assets).

During September 2022, investors exercised 40,000 warrants into Ordinary Shares. During October 2022, a former employee of the Company exercised 4,666 options into Ordinary Shares.

b.	Share-based compensation

In 2015, the Company’s Board of Directors adopted the 2015 Share Option Plan (the “2015 Plan”), with 1,032,805 options available for grant, and through December 31, 2021, the Company’s Board of Directors approved, in the aggregate, an increase of 800,000 options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that, there are 1,832,805 Ordinary Shares reserved under the 2015 Plan (including those that were exercised into Ordinary Shares).

On December 15, 2022, the Company’s Board of Directors approved an increase of a total of 424,653 Ordinary Shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its wholly-owned subsidiary, such that there are currently 2,257,458 Ordinary Shares underlying options granted (including options that were exercised into Ordinary Shares), or reserved for future issuance under the Company’s 2015 Share Option Plan. As of March 21, 2023, the Company had 636,998 Ordinary Shares reserved for future issuance under the 2015 Share Option Plan.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 - SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

Options to employees

Below is a summary of the Company’s options activity and related information with respect to options granted to employees during the years ended December 31, 2022 and 2021.

	Year ended		Year ended
	December 31, 2022		December 31, 2021
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding - beginning of the year	863,264	$0.614	765,576	$0.55
Granted	145,000	$0.184	351,000	$0.323
Exercised	(4,666)	$0.003	(241,533)	$0.003
Expired or forfeited	(15,334)	$0.003	(11,779)	$0.003

Outstanding - end of the year	988,264	$0.563	863,264	$0.614

Exercisable at end of year	753,236	$0.703	564,846	$0.92

Considering the de-minimis exercise price, the fair values of the 2020 and 2019 grants were determined based on the Company’s share price of $1.22. Such grants vest over 3 years. The share price was determined based on implied share price of the December 2019 convertible security agreement. The share price was determined based on the highest possible conversion share price of the December 2019 convertible security agreement which is in line with the Company’s valuation stated within it and best approximates the Company’s share price at the said grants period.

On November 1, 2021 the Company’s Board of Directors approved the issuance of 397,885 options with an exercise price range between $0.003 and $2.25 to the Company’s employees, directors and consultants on terms and conditions specified in and subject to the provisions of the 2015 Plan and an additional 22,205 options to the Company’s legal counsel at an exercise price of $2.25, which are all fully vested upon grant. The options will expire at the earlier of (i) 10 years from the date of grant or (ii) 90 days following a termination of employment or services. The expenses from valuation of 420,090 options valued at $932 thousand are to be expensed over their vesting periods of up to 3 years. The fair values of the options were determined, as of the grant date, using the Black-Scholes option pricing model, taking into consideration the following assumptions: Company’s share price of $2.53 (considering the implied share price of $2.25 of the April 2021 SPAs (see Note 7.a) and the likelihood of a successful initial public offering at the expected target price back then), expected volatility of 39%, dividend yield 0%, risk free interest rate of 1.6% and expected life of 10 years.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 - SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

In January 2022, the Company granted 105,000 options to the Company’s new Chief Financial Officer and another employee, with an exercise price of $0.003 per share, which were approved by the Company’s Board of Directors on January 23, 2022. The options will expire at the earlier of (i) 10 years from the date of grant or (ii) 90 days following a termination of employment. Considering the de-minimis exercise price, the fair values as of the grant date were determined, based on the Company’s share price of $2.80 (considering the implied share price of $2.25 of the April 2021 SPAs (see Note 7.a) and the likelihood of a successful initial public offering at the expected target price back then) at $294 thousand to be expensed over their vesting periods of 3 years. The new Chief Financial Officer joined the Company in January 2022.

On December 15, 2022, the Company’s Board of Directors approved the grant of additional options to purchase up to 70,000 Ordinary Shares to certain new employees, with an exercise price of $0.66 per share, of which options to purchase up to 40,000 Ordinary Shares were issued on that date and options to purchase up to 30,000 were issued on January 1, 2023. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of employment. The fair value of each option as of the grant date, was $0.29, determined using the Black-Scholes option pricing model and the total expenses of $20 thousand will be expensed over the option vesting periods of three years.

On December 15, 2022, the Company’s Board of Directors approved an increase of a total of 424,653 Ordinary Shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its wholly-owned subsidiary, such that there are currently 2,257,458 Ordinary Shares underlying options granted (including options that were exercised into Ordinary Shares), or reserved for future issuance under the Company’s 2015 Share Option Plan. As of March 21, 2023, the Company had 636,998 Ordinary Shares reserved for future issuance under the 2015 Share Option Plan.

The options expire after 10 years from date of grant.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 - SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

Options to consultants

The Company’s outstanding options to consultants as of December 31, 2022 were as follows:

Issuance date	In connection with	No. of options issued	Exercise price	No. of options exercisable
2015	Rendered services	110,655	$0.003	110,655
2017	Rendered services	36,885	$0.003	36,885
2021	Rendered services	69,090	$0.003 - $2.25	69,090

The share-based compensation expenses are recognized in the following line items in the consolidated statements of comprehensive loss in the years ended:

	December 31
	2022	2021	2020
	U.S. dollars in thousands
Research and development expenses	180	105	56
Sales and marketing expenses	401	111	11
General and administrative expenses	209	83	-
	790	299	67

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 - SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

Issuance of equity Warrants to investors and associated with the IPO:

Number of warrants/options	Issuance date	Exercise price	Exercise ratio	Expiration date	Notes
8,585,000	September 13, 2022	$2.00	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Registered for trading (*)
15,760	January 18, 2022	$6.35	Each warrant is exercisable into 1 Ordinary Share	See note 7	Owned by former SAFEs holders
671,687	September 15, 2022	$5.29	Each warrant is exercisable into 1 Ordinary Share, See note 5(B) above	18 months following the issuance date	Owned by April 2021 investors
187,500	September 15, 2022	$5.31	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Owned by underwriter
23,640	September 15, 2022	$4.23	Each warrant is exercisable into 1 Ordinary Share	10 years following the issuance date	Owned by the legal advisor

(*)	The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the Ordinary Shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Ordinary Shares purchased upon such exercise.

The exercise price per whole Ordinary Share purchasable upon exercise of the Warrants $4.00 per share (the “Initial Exercise Price”). The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. Subject to certain exemptions outlined in the Warrant, for a period until two years from the date of issuance of the Warrant, if the Company shall sell, enter into an agreement to sell and subsequently sells, or grant any option to purchase, or sell, enter into an agreement to sell and subsequently sells, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition the subsequently closes) any Ordinary Shares or convertible security, at an effective price per share less than the exercise price of the Warrant then in effect, the exercise price of the Warrant shall be reduced to equal the effective price per share in such Dilutive Issuance; provided, however, that in no event shall the exercise price of the Warrant be reduced to an exercise price lower than 50% of the Initial Exercise Price. On the date that is 90 calendar days immediately following the initial issuance date of the Warrants, the exercise price of the Warrants will adjust (the “Reset Price”), provided that such value is less than the exercise price in effect on that date. The Reset Price is equal to the greater of (a) 50% of the Initial Exercise Price of the Warrants on the issuance date or (b) 100% of the lowest volume weighted average price per Ordinary Share occurring on any day between the initial exercise date of the Warrants and 90 calendar days following the issuance date of the Warrants. The lowest Reset Price is $2.00, which is 50% of the Initial Exercise Price.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8 - TAXES ON INCOME:

a.	The Company is taxed under the Israeli law.

b.	Income of an Israeli company is subject to corporate tax. The corporate tax rate in Israel is 23%.

c.	Tax assessments - In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2016 are considered final.

d.	Carryforward tax losses of the Company as of December 31, 2022, amounted to approximately $8.8 million; however, a full valuation allowance of $2.0 million was recorded against the potential future tax benefits.

e.	The Subsidiary is taxed under the U.S. tax law. The federal tax rate applicable thereto starting from 2020, 2021, 2022 and thereafter is 21%.

NOTE 9 - RELATED PARTIES

a.	The employment expenses of Asher Dahan, a co-founder, Chairman of the Board of Directors and the Chief Executive Officer of the Company and owner of more than 5% of the Company’s Ordinary Shares, for the years ended December 31, 2022, 2021 and 2020 amounted to $333 thousand, $145 thousand and $109 thousand, respectively, and are included within general and administrative expenses. Starting from September 2022, his monthly salary was NIS 70 thousand (approximately $21 thousand), plus social benefits and leased car.

b.	The employment expenses for Guy Wanger, President and Director of the Company, and owner of more than 5% of the Company’s Ordinary Shares, for the years ended December 31, 2022, 2021 and 2020 amounted to $331 thousand and $145 thousand and $109 thousand, respectively, and are included within research and development expenses. Starting from September 2022, his monthly salary was NIS 70 thousand (approximately $21 thousand), plus social benefits and leased car.

c.	The employment expenses for Leeor Langer, a co-founder, the Chief Technology Officer and owner of more than 5% of the Company’s Ordinary Shares, for the years ended December 31, 2022, 2021 and 2020 amounted to $329 thousand and $143 thousand and $109 thousand, respectively, and are included within research and development expenses. Starting from September 2022, his monthly salary was NIS 70 thousand (approximately $21 thousand), plus social benefits and leased car.

d.	On March 14, 2022, the Company’s shareholders meeting approved the increase of the monthly salary of each of the Company’s co-founders to NIS 70 thousand (approximately $21 thousand), plus social benefits and leased car, and approved a one-time bonus equal to 6 monthly salaries, upon the closing of the IPO which was accomplished in September 2022 (see note 1e).

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10 - SUBSEQUENT EVENTS:

a.	Regarding a new facility lease agreement of the company commenced from 1, 2023, see note 4c.

b.	Further to note 1d, effective after the closing of trading on December 14, 2022 (the 90th calendar day immediately following the issuance date of the warrants), the IPO warrants’ exercise price was adjusted pursuant to their terms to $2.00. Following the Exercise Price Adjustment, on February 16, 2023, the Company issued an aggregate of 169,125 Ordinary Shares to the April 2021 investors as a result of the IPO. The April 2021 investors may be entitled to receive additional Ordinary Shares and additional shares underlying the warrants they hold to the extent the Company engages in future dilutive issuances.

c.	During |January 2023 the IIA has approved a program to finance further development of the Company’s manufacturing process of its wearable neural interface in Israel (see also note 4a). The approved program is in amount of approximately $900 thousand (NIS 3.1 million), of which the IIA will finance 60%.

d.	On March 21, 2023, the Company’s Board of Directors approved the grant of additional options to purchase up to 35,000 Ordinary Shares to certain new employees, with an exercise price of $0.68 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of employment. The fair value of each option as of the grant date, was $0.26, determined using the Black-Scholes option pricing model and the total expenses of $8 thousand will be expensed over the option vesting periods of three years.