Form 20-F
period 2023-12-31
Wearable Devices Ltd.
filed 2024-03-15
CIK 1887673

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,387,428 ordinary shares as of December 31, 2023.

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

Wearable Devices Ltd.

INTRODUCTION

In this annual report, “we,” “us,” “our,” the “Company” and “WLDS” refer to Wearable Devices Ltd.

Wearable Devices Ltd. was incorporated in Israel in 2014 under the name “Wearable Devices Ltd.”

We are a growth company developing a non-invasive neural input interface in the form of a wrist wearable band for controlling digital devices using subtle touchless finger movements. Since our technology was introduced to the market in 2014, we have been working with both Business-to-Business, or B2B, and Business to Consumer, or B2C, customers as part of our push-pull strategy. We have completed the transition phase from research and development to commercialization of our technology into B2B and B2C products. At the same time, we are manufacturing our first B2C consumer product, the “Mudra Band”, an aftermarket accessory band for the Apple Watch which allows touchless operation and control of Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia.

On September 15, 2022, we completed our initial public offering, or IPO, having listed our ordinary shares and warrants on the Nasdaq Capital Market on September 13, 2022 under the symbols “WLDS” and “WLDSW,” respectively.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our financial statements for the year ended December 31, 2023, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	Surface Nerve Conductance, or SNC, becoming the industry standard input method for wearable computing and consumer electronics;

●	our ability to maintain and expand our existing customer base;

●	our ability to maintain and expand compatibility of our devices with a broad range of mobile devices and operating systems;

●	our ability to maintain our business models;

●	our ability to correctly predict the market growth;

●	our ability to remediate material weaknesses in our internal control over financial reporting;

●	our ability to retain our founders;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to raise capital through the issuance of additional securities;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	our ability to comply with the Nasdaq listing requirements;

●	the overall global political and economic environment in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them;

●	litigation; and

●	other risks and uncertainties, including those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary Risk Factors

Risks Related to Our Business

●	There is no assurance that wrist SNC will be the dominant input method in the wearable computing and consumer electronics industry;

●	If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be affected;

●	If we are unable to develop and introduce new gesture input functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected;

●	Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand;

●	The period of time from a license agreement to implementation of our technology is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation;

●	We rely on a limited number of suppliers, contract manufacturers, and logistics providers, and each of our products is manufactured by a single contract manufacturer;

●	We are a growth company with limited operating history. We may never be able to effectuate our business plan or achieve sufficient revenue or reach profitability;

●	We invest effort and money into seeking validation of our technology and products with B2B companies. There can be no assurance that we will enter into license agreements, which could adversely affect our future business, results of operations and financial condition.

●	Our actual or perceived failure to comply with legal obligations with respect to personal information and customer data could harm our business.

Risks Related to the Industry in Which We Operate

●	The forecasts of market growth included in this annual report on Form 20-F may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all;

●	The market for wearable computing devices is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results would be harmed;

●	If we do not compete effectively, our prospects, operating results, and financial condition could be adversely affected.

Risks Related to Our Financial Condition and Operations

●	We may need to raise additional capital required to grow our business. We may not be able to raise capital on terms acceptable to us or at all, and the sale of additional shares, equity or debt securities could result in additional dilution to our shareholders;

●	We have a going concern opinion which could prevent us from obtaining new financing on reasonable terms or at all;

●	Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

Risks Related to Ownership of our Ordinary Shares and Warrants

●	Our current officers and directors and holders of more than 5% of our Ordinary Shares currently beneficially own an aggregate of approximately 32.2% of our Ordinary Shares and are able to exert significant control over matters submitted to our shareholders for approval;

●	Our Warrants, which are speculative in nature, are listed on Nasdaq separately and may provide investors with an arbitrage opportunity that could adversely affect the trading price of our Ordinary Shares;

●	Certain warrant holders may be entitled to receive additional Ordinary Shares, to the extent we engage in future dilutive issuances;

●	We do not know whether a market for the Ordinary Shares or Warrants will be sustained or what the trading price of the Ordinary Shares or Warrants will be. As a result, it may be difficult for you to sell your securities;

●	If we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Ordinary Shares could be delisted from Nasdaq.

Risks Related to Our Intellectual Property

●	We may not be able to adequately protect or enforce our intellectual property rights. Our efforts to do so may be costly;

●	If we are unable to protect our domain names, our brand, business, and operating results could be adversely affected;

●	We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights;

●	Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

Risks Related to Operations in Israel

●	Conditions in Israel, including implications of political, economic and military instability arising from the Israel-Hamas war, affect our operations and may limit our ability to produce or sell our products and our ability to raise additional funds;

●	We may be subject to the limitations resulting from our receipt of Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions;

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

General Risk Factors

●	We incur significant costs as a result of our being a public company. Our management is required to devote substantial time to compliance with ongoing SEC and Nasdaq requirements;

●	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq, which could result in a de-listing of our Ordinary Shares or Warrants.

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

We make efforts to release new consumer products or enhanced product features successfully. The release of new consumer products could adversely impact the sales of our existing products to consumers. For instance, consumers may decide to purchase new products instead of existing products. Moreover, future consumer electronics customers may decide to integrate enhanced features which do not yet exist in our own consumer products. This could lead to excess inventory and discounting of our existing products. In addition, we anticipate incurring higher levels of sales and marketing expenses accompanying each product introduction. Accordingly, if we fail to effectively manage introductions of new consumer products or enhanced product features, our operating results would be harmed.

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

We invest effort and money from the time of our initial contact with a B2B company, be it a consumer electronics company or a consumer electronics brand, to the date on which the B2B company chooses to integrate our technology into one or more of its products. The B2B company integrates our products and our proprietary software and hardware into a complete consumer electronics product that it manufactures. Successful validation of our technology will result in a signed commercial license agreement with the B2B company. However, we estimate there will be a three-to-five-year period from the time we are first introduced to such a customer to signing a licensing agreement and as of March 13, 2024, we have not entered into any licensing agreements. This is a significant amount of time and negotiations may break down during the course of such negotiations. Accordingly, there is a possibility that we could expend our resources without success.

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

We spend significant amounts on advertising and other marketing campaigns to acquire new users, and we expect to increase these advertising and marketing efforts, which may not be successful or cost effective.

We spend significant amounts on advertising and other marketing campaigns, such as online advertising and social media, to acquire new users and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to acquire new users and increase awareness of our products and services. We expect to increase advertising and marketing efforts. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to use our products and services, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing, accurately predict user acquisition, or fully understand or estimate the conditions and behaviors that drive user behavior. If for any reason any of our advertising campaigns prove less successful and/or cost effective than anticipated in attracting new users, we may not be able to recover our advertising spend, and our rate of user acquisition may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products and services.

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

We depend on our IT systems, as well as those of third parties, to develop new products and services, operate our websites, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Our servers and equipment may be subject to cyber-security crimes, ransom hijacking, computer viruses, break-ins and similar disruptions from unauthorized tampering with computer systems. We can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business until we recover using our back-up information. To the extent that such disruptions or uncertainties result in delays or cancellations of customer programs or misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

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

Our products may also be subject to fraudulent usage and schemes, including third parties accessing customer accounts or viewing data from our platform without our authorization. While we undertake significant efforts to protect the security and integrity of the information we collect, process, store, and transmit, we cannot entirely mitigate these risks, and there is no guarantee that inadvertent or unauthorized use or disclosure of such information will not occur or that third parties will not gain unauthorized access to such information despite our efforts. In addition, we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on their information systems. We may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access or to compromise our systems because such techniques change frequently and are generally not detected until after an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our software that we may become aware of in the future. We expect similar issues to arise in the future as we continue to expand the features and functionality of our products and platform and introduce new products, and we expect to expend significant resources in an effort to protect against security incidents. In addition, any actual or suspected cybersecurity incident or other compromise of our security measures, or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, or otherwise, could result in governmental investigations or enforcement actions, litigation, harm to our business, damage to our brand and reputation, significant costs for remediating the effects of such an incident and preventing future incidents, lost revenue due to network downtime, and a decrease in customer and user trust. Concerns regarding privacy, data protection, and information security may also cause some of our customers to stop using our products and platform and make it harder to acquire new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

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

There can be no assurance that any limitations of liability provisions with customers would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against us could materially adversely affect our business, financial condition, results of operations, and prospects.

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

The market of input methods and peripheral devices for digital computers is highly competitive, with companies offering a variety of competitive products and services. We plan to develop and offer additional consumer electronics products for controlling and interacting with computers and digital devices. Additional consumer offerings will include applications for a variety of devices which will add value to the consumer beyond hardware functions. However, if we are unable to successfully develop additional consumer products, our results of operation may suffer. We expect competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that are potentially more competitive than our products and services. The digital devices input methods market has a multitude of participants, including specialized consumer electronics companies, such as Apple Inc., or Apple, Facebook, Inc., or Facebook, and Google LLC, and traditional peripheral and input solutions companies, such as Microsoft Corporation, Logitech International S.A. and Razer. In addition, many large, broad-based consumer electronics companies either compete in our market or adjacent markets or have announced plans to do so, including Apple and Facebook. For example, in October 2023, Apple released the Apple Watch Ultra2 Double Tap capability, which allows users to tap the index finger and thumb together twice to answer a call, reply to a message, see and scroll through the Smart Stack and more based on the watch’s Inertial Measurement Unit (IMU) and Photoplethysmography (PPG) sensors. We also compete with a wide range of after-market periphery-related input devices that can be purchased in retail and online stores from a multitude of manufacturers. We believe that many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services, larger and broader customer bases, more established relationships with a larger number of suppliers, contract manufacturers, and channel partners, greater brand recognition, ability to leverage app stores which they may operate, and greater financial, research and development, marketing, distribution, and other resources than we do. Our competitors and potential competitors may also be able to develop products or services that are equal or superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. Some of our competitors may aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us. If we are not able to compete effectively against our current or potential competitors, our prospects, operating results, and financial condition could be adversely affected.

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

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, pandemics, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. The third-party systems and operations and contract manufacturers we rely on, such as the data centers we lease, are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, operating results, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur.

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

Risks Related to Our Financial Condition and Operations

Our financial statements for the year ended December 31, 2023, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

In part because we have incurred losses in each year since our inception, our audited consolidated financial statements for the period ended December 31, 2023 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2023, that could cast significant doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2023 have been prepared assuming that we will continue as a going concern. To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2023, we incurred accumulated losses of approximately $21.2 million. A going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We have completed our IPO and follow on fund raising, but we require additional financing in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

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

Our operating results and other operating metrics have fluctuated in the past and may continue to fluctuate in each reported period. We expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

●	the level of demand for our neural input devices and our ability to maintain or increase the size and engagement of our users;

●	the demand and volume of our licensing agreements with third-party companies such as computer electronics manufacturers;

●	the continued market acceptance of, and the growth of the market for, neural input technology for wearable computing devices;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our market;

●	pricing pressure as a result of competition or otherwise;

●	delays or disruptions in our supply, manufacturing, or distribution chain;

●	errors in our forecasting of the demand for our products, which could lead to lower revenue or increased costs, or both;

●	the mix of products sold in a reported period;

●	seasonal buying patterns of consumers;

●	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

●	insolvency, credit, or other difficulties confronting our suppliers, contract manufacturers, or logistics providers leading to disruptions in our supply or distribution chain;

●	levels of product returns, stock rotation, and price protection rights;

●	adverse litigation judgments, settlements, or other litigation-related costs;

●	changes in the legislative or regulatory environment, such as with respect to privacy, information security, consumer product safety, and advertising;

●	product recalls, regulatory proceedings, or other adverse publicity about our products;

●	fluctuations in foreign exchange rates;

●	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

●	the overall global political and economic environment in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them; and

●	general economic conditions in either domestic or international markets.

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

Our primary exposure to movements in foreign currency exchange rates relates to non-U.S. dollar denominated sales and operating expenses worldwide. Weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of our foreign currency-denominated sales and earnings, and generally leads us to raise international pricing, potentially reducing demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the dollar’s strengthening, or at all, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings. Conversely, a strengthening of the Israeli shekel or foreign currencies relative to the U.S. dollar will increase our Israeli operations costs and could cause us to increase our international pricing and become less competitive.

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

Risks Related to the Ownership of the Ordinary Shares and Warrants

Our current officers and directors and holders of more than 5% of our Ordinary Shares currently beneficially own an aggregate of approximately 32.2% of our Ordinary Shares and they will be able to exert significant control over matters submitted to our shareholders for approval.

As of March 13, 2024, our current officers and directors and holders of more than 5% of our Ordinary Shares beneficially own an aggregate of approximately 32.2% of our Ordinary Shares. Consequently, they are able to exert significant control over matters submitted to our shareholders for approval. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Management will have broad discretion as to the use of the proceeds from the potential exercise of the Warrants and from our recently completed public offering.

Our management will have broad discretion in the allocation of the net proceeds, if any, from the exercise of the Warrants and from our recently completed public offering, which closed on November 13, 2023. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

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

On October 24, 2023, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying us that we were not in compliance with the Minimum Bid Price Requirement because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until April 22, 2024, to regain compliance with the Minimum Bid Price Requirement. In the event we do not regain compliance with the Minimum Bid Price Requirement by April 22, 2024, we may be eligible for an additional 180-calendar day grace period. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice to The Nasdaq Stock Market LLC of our intent to regain compliance with such requirement during such second compliance period.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

Risks Related to Operations in Israel

We conduct our operations in Israel. Conditions in Israel, including conditions affected by the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

Our offices are located in Yokne’am Illit, Israel, thus, political, economic, and military conditions in Israel may directly affect our business. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. At the same time, and because of the declaration of war against Hamas, the clash between Israel and Hezbollah in Lebanon has escalated and there is a possibility that it will turn into a greater regional conflict in the future.

As of today, these events have had no material impact on the Company’s operations. According to the recent guidelines of the Israeli government, the Company’s offices are open and functioning as usual. However, if the war escalates and expands to the Northern border with Lebanon, the Israeli government potentially will impose additional restrictions on movement and travel, and our management and employees’ ability to effectively perform their daily tasks might be temporarily disrupted, which may result in delays in some of our projects.

The Company currently has the supply of materials needed for its regular operations. While there may be some possible delays in supply, those are currently not anticipated to be material to the Company’s operations. However, if the war continues for a significant amount of time, this situation may change.

Any hostilities involving Israel, terrorist activities, political instability or violence in the region, or the interruption or curtailment of trade or transport among Israel and its trading partners could make it more difficult for us to raise capital, if needed in the future, and adversely affect our operations and results of operations and the market price of our Ordinary Shares. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”).

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition, and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to the series of attacks on civilian and military targets in October 2023, there have been significant call-ups of military reservists. Currently, none of the Company’s employees are in military reserve service. However, if the number of reservists in our Company increases and becomes significant, our operations could be disrupted by such call-ups.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our Ordinary Shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face.

The intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. However, if the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial condition. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, and adversely affect our ability to raise additional funds or sell our securities, among other impacts.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate principal amount of approximately $2.2 million that we accrued or received from the IIA as of December 31, 2023. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0%-3.5% on sales proceeds from our products that were developed under the Israeli Innovation Authority, or the IIA, programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of SOFR applicable to U.S. dollar deposits. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. As of December 31, 2023, our contingent liabilities regarding IIA grants accrued or received by us were in an aggregate principal amount of approximately $2.2 million plus SOFR interest. The terms of the grants under the of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, and the related IIA rules and regulations, require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad.

As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 100% and 150% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA).

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

We were incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

General Risk Factors

We incur significant costs as a result of our being a public company. Our management is required to devote substantial time to compliance with ongoing SEC and Nasdaq requirements.

As a public company in the United States, we incur significant accounting, legal and other expenses. We also incur costs associated with corporate governance requirements of the SEC, and incur costs in connection with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. The maintenance and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

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

Sales of a substantial number of shares of our Ordinary Shares or other equity-related securities in the public markets, could depress the market price of our Ordinary Shares. For example, in November 2023, we issued 4,444,444 Ordinary Shares in a public offering. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the Ordinary Shares to sell their shares, thereby contributing to sales of Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

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

The market price of our Ordinary Shares and Warrants is likely to be volatile. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. The market price of our Ordinary Shares and Warrants may fluctuate significantly in response to numerous factors, some of which are beyond our control, which include:

●	whether we achieve our anticipated corporate objectives;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in our financial or operational estimates or projections;

●	our ability to implement our operational plans;

●	termination of the lock-up agreement or other restrictions on the ability of our shareholders to sell shares;

●	changes in the economic performance or market valuations of companies similar to ours; and

●	general economic or political conditions in the United States or elsewhere, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

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

Our internal control over financial reporting currently meets all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, but failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We have established formal policies, processes and practices related to our internal control over financial reporting and to identify key financial reporting risks, including an assessment of the potential impact and linkage of those risks to specific areas and activities within our organization, in order to satisfy the requirements of Section 404 (a) of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting.

We are required to comply with the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act, which require our management to certify financial and other information in our annual reports and require that we provide an annual management report on the effectiveness of control over financial reporting. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we engaged in a process to document and evaluate our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We believe we are in compliance with Section 404 of the Sarbanes-Oxley Act as of the date of this annual report.

If we are not able to continue to implement and document the necessary policies, processes and controls to mitigate financial reporting risks, we may not be able to comply with the requirements of Sections 404(a) in a timely manner or with adequate compliance. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we were to report a material weakness in our internal control over financial reporting. This could materially adversely affect us and lead to a decline in the price of our securities.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

B. Business Overview

We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband for controlling digital devices using subtle touchless finger movements. Since our technology was introduced to the market in 2014, we have been working with both B2B and B2C customers as part of our push-pull strategy. We are now in the transition phase from research and development to commercialization of our technology into B2B products. At the same time, we have commenced shipment of the “Mudra Band”, our first B2C consumer product, and aftermarket accessory band for Apple Watch that enables gesture control across Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia.

Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology. We believe that our technology is setting the standard input interface for the Metaverse. At CES 2024, the Mudra Band won global recognition and was featured by the tech magazines Mashable and VentureBeat. The Mudra Band received recognition as one of the coolest tech CES 2024 products by a leading global technology and lifestyle influencer, and was included in the “Best of CES 2024” products list by SlashGear. On February 12, 2024, we signed an agreement with Qualcomm to collaborate in elevating XR experiences with Mudra Neural Technology. This collaboration will help Qualcomm’s customers looking to use the innovative Mudra technology when developing products using the Qualcomm Snapdragon Spaces™ XR Developer Platform, redefining interaction in augmented reality, or AR, and virtual reality, or VR, environments.

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

Mudra Development Kit, originally named Mudra Inspire, our B2B development kit product, started selling to B2B customers in 2018 as the first point of business engagement and contributed to our early-stage revenues. At CES 2024, the Mudra Band for Apple Watch, our flagship B2C product was included in the “Best of CES 2024” products list by SlashGear.

Our early-stage revenues are composed of sales of our Mudra Inspire and from pilot transactions with several B2B customers. Towards the end of 2023, we commenced the shipments of the “Mudra Band”, our first B2C consumer product. In 2023 and 2022, we had revenues of $82 thousand and $45 thousand, respectively, and comprehensive and net loss of $7.8 million and $6.5 million, respectively.

Over 100 companies have purchased our Mudra Inspire development kit, 30 of which are multinational technology companies. These companies are exploring various input and control use-cases for their products, ranging over multiple countries and industry sectors, including consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers. Our objective with these companies is to commercialize the Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services. We estimate that there will be a three-to-five-year period from the time we are first introduced to a customer to signing a licensing agreement. As of March 13, 2024, we have not signed a license agreement with any of these companies.

In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain-computer interface sensors, with additional verticals that include Industry 4.0 – a new phase in the Industrial Revolution that focuses on interconnectivity, automation, machine learning, and real-time data, digital health, sport analytics, and more.

The core of our platform is Mudra, which means “gesture” in Sanskrit. Mudra– our SNC technology and wristband tracks neural signals on the user’s wrist skin surface, which our algorithms decipher to predict as gestures made by finger and hand movements. The interface binds each gesture with a specific digital function, allowing users to input commands without physical touch or contact. Mudra gestures are natural to perform, and gestures can be tailored per a user’s intent, desired function, and the controlled digital device. Mudra can detect multiple gesture types, including hand movements, finger movements, and fingertip pressure gradations. In addition to the control use-case, our Mudra technology and SNC sensor can be utilized in multiple monitoring use-cases where we can monitor neural and hand movements for digital health purposes, sport analytics performance, and Industry 4.0 solutions.

Figure 1: Our Mudra Platform

Figure 1 above displays the appearance and major features of our current products—the Mudra Band for Apple Watch and the Mudra Development Kit . Our gestures are discrete or continuous hand and finger movements, deciphered from neural signals at the wrist. Our interface can control multiple digital devices using a single interface. In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain/computer interface monitoring, with additional verticals including Industry 4.0, digital health, sport analytics, and more.

Our Strengths

We believe that our strengths include:

●	Direct relationships with the world’s leading multinational technology consumer electronics companies. Our B2B customers are seeking new, intuitive and natural methods for input and control of wearable computers, including smartwatches, AR glasses, VR headsets, smartphones, and other consumer entertainment devices (such as smart televisions, large displays, voice assistants, etc.).

●	Vertically integrated platform that is difficult to replicate. We believe that we are setting the standard of using gestures to interact with wearable computers. Our technology is based on six layers which form three pillars – hardware, software and humanware, which is the method of adding a human facet into the development of hardware and software with the main goal of making it as functional as possible. Our hardware and software emphasize natural, intuitive, easy to use user-experience and user interface humanware. Our technologies are interdependent and are optimized to sense wrist area bio-potentials, which are electrical potentials generated in the tissues of the wrist. There is a very high interdependency between each layer, and we believe that we possess the expertise for all technology layers.

●	Expanding our products to multiple market verticals. In addition to working with businesses and individual customers in the consumer electronics market, we have developed several use-cases for digital health, Industry 4.0, and sport analytics markets. These use-cases involve utilizing the Mudra SNC sensor as a platform to be used in additional verticals, such as frontline workers, patients, and athletes and sport enthusiasts.

●	A Push-Pull strategy to win both B2B and B2C sales. Using a “Push-Pull” strategy and working directly with manufacturers of digital devices and with consumers using wearable computing devices, we have successfully created customer demand for consumer products and proved to manufacturers the validity of our solution to consumers. Working with both manufacturers and consumers allows us to develop products that are based on needs, inputs, demands, requests and behaviors of all stakeholders along the value chain.

●	World-class research, engineering and product teams. Our employees have a diverse set of skills and industry experience, including expertise in highly scalable distributed software systems, machine learning algorithms, artificial intelligence architecture, and user-centric product design. Our engineering, product, and design teams work together to bring our products to life, from conception to implementation. We are committed to leveraging data to continuously improve our customer experience by studying and understanding points of interaction and how our customers use our platform features.

●	Strong, advantageous platform that contains:

-	A proprietary sensor to capture neural signals. Our proprietary Mudra SNC sensor can be utilized to decipher signal patterns for gesture control as input for digital devices, and it can also be utilized to monitor and track the neural activity of the hand motor neurons for short and long-term diagnosis.

-	Natural, intuitive operation using subtle finger movements. By making communication with computers much easier, we intend to empower users to interact with computers and work, enjoy entertainment, and live better. Our stylish, elegant devices have a small size and shape, and support natural, intuitive, and subtle finger movements and gestures. Our gestures are familiar to users and are comfortable to perform in relaxed spatial body postures.

-	Human-centered design that optimizes user experience. Our products are designed around our customers’ user experience. Our large global network of consumers and business customers provides highly useful feedback and insights, which we use to constantly improve our products and the value we offer to our users.

-	A large hand and finger gesture database. Through anonymized data from cloud-based calibrations and mobile apps, we are building a large database of finger and hand gestures. This will allow us to gain unparalleled insights on trends, behaviors, and usage.

-	Flexible gestures and user-interaction choices. Our platform supports the development and implementation of a large variety of new gestures. We can tailor gestures for each use-case per user requests or our own internal insights. Defining the right gesture and binding it with the correct function is important for high adoption of our input solution for wearable computing, and for our platform solution to become ubiquitous in multiple digital devices.

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

According to an article “Worldwide Wearables Market Is Forecast to Rebound in 2023 ,” by International Data Corporation, or IDC, published in June 2023 by IDC, in 2023, a total of 504.1 million units of wearable devices will be shipped to consumers, of which approximately 157.3 million are smartwatches and approximately 32.1 million smart wristbands. IDC forecasts the market for wearable devices will reach 629.4 million units shipped to consumers in 2027, of which 206.2 million will be smartwatches. This industry is expected to show a healthy 6.8% five-year compound annual growth rate.

According to an article “Another Slow Year Expected for AR/VR Headsets Before 2024 Rebound ,” published in September 2023 by IDC, 2023 shipments of face computers will reach a total of 8.5 million units shipped. IDC forecasts that the face computers market will reach 30.3 million shipped units in 2027,. The category is expected to show a 37.3% year-over-year growth. Face computers are considered devices that have a potential to replace smartphones by the end of the decade. This product category includes AR glasses, such as the Apple Vision Pro, and VR head-mounted devices, such as the Meta Quest3.

Smart computing consumer devices include smartphones, tablets, desktop computers, and gaming consoles. According to the IDC articles published in June 2023, 2023 shipments of category products will reach approximately a total of 1.84 billion units shipped in 2023. IDC forecasts this market will reach 2.08 billion units shipped in 2027.

Taking the aforementioned figures into consideration, the TAM that we are targeting is approximately 12.7 billion devices shipped between 2023 to 2027. The smart-computing and smart-home device categories present several challenges that need to be addressed before we will be able to take advantage of this opportunity. One of our major challenges is to determine whether consumers will be reluctant to adopt our products and services as an alternative to established, traditional devices, such as remote controls, touchscreens, camera gesture control solutions, keyboards and mice.

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

●

Spatial computing is reshaping business processes and consumer entertainment patterns: The use of wearable technology makes it easier for frontline and assembly line workers to operate more efficiently and provide better service. It boosts labor efficiency, reduces quality defects and revisions, and improves safety. Wearable consumer products are already an integral part of consumers’ lives. The Apple Vision Pro and the Meta Quest 3 are two examples of spatial computing products.

●

The “Metaverse” is widely considered to become the future of the internet. Instead of just viewing content - users will be in it, experiencing it all around. Users will remotely create and explore with other users as if they are present with them - socialize, work, play, learn, shop, and more. Accessible across multiple computing platforms such as VR, AR, mobile devices and computers, the Metaverse will offer rich immersive experiences and reach content. Already termed as “the next computing platform,” it is becoming the major catalyst to adopting wearable computing. We believe that our technology is setting the standard input interface for the Metaverse, by providing a wearable-based gesture control input which goes beyond the boundaries of vision-based solutions.

●	The human wrist is a highly valuable tool for sensing the human body: Nerve bundles and arteries pass directly beneath the skin making it possible to sense the electrical conductance of nerves and other bodily functions and to collect valuable data. Today, physical tools are being replaced with digital accessories such as wristbands and smartwatches. These devices measure wrist movement, heartbeat, electroencephalography, rhythm, skin temperature, hydration, and blood oxygen. Recent advancements in sensors and signal processing combined with artificial intelligence algorithms have enabled the emergence of wrist-based wearable neural input technology, thus opening a wide range of applications in HCI and bio-potential signals monitoring.

●	Neurotech market and brain-computer interfaces are gaining traction: The neurotech industry is based on connecting human brains to computers, so that brain-computer interfaces open up a new area of economic enterprise. Brain-computer interfaces and neural inputs are starting to move beyond the confines of academia and toward industry and the consumer market. In January 2024, Neuralink announced the first human patient has received a Neuralink brain implant. In February 2024, Synchron announced it is one step closer to brain chip commercialization. We believe a wearable interface which can supply pointing functionality of tap, pinch, pinch and drag and slide and glide, using gestures is the key to mass consumer market adoption, whereas brain implants may be common only years ahead.

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

Our Core Products and Solutions

The Mudra Platform

Mudra, our neural interface platform, is designed to enable our customers and users to improve interaction and control of digital devices by:

●

Creating a natural and intuitive collaboration with computers. We empower users to interact, entertain, work, and live more natural, relaxed, and productive lifestyles by lowering the burden of communicating with computers and enabling an intuitive mode of interacting with computers. Our technology includes both a non-invasive neural input interface for the wrist that allows building innovative user experiences and applications for digital devices and a smart watch band that lets the user control the Apple ecosystem using gestures, subtle hand and finger movements. These devices span over multiple styles, form factors, capabilities, and functions, addressing the needs of everyone – from consumers using their favorite wearable for infotainment and relaxation to business and enterprise customers serving their customers and helping their employees to maximize their performance.

●

Designing products with a human-centered design, focusing on optimizing the customer experience. Our products are designed bottom up from the user experience, through the gestures used and the device design and form factor. We have a global network of businesses customers and consumers who share their thoughts, insights, and activities with us, which allows us to aggregate the best solutions to interact with any wearable device. We are conducting extensive user-tests and observations to custom-tailor each gesture with the right control function. We use familiar gestures such as tap and pinch and glide, which can be performed in relaxed and comfortable body postures.

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

B2B products. We offer two ways for our business customers to access our technology: (i) paid pilot projects which include the purchase of a Mudra Development Kit to evaluate the experience and to validate the technology, and (ii) an SNC sensor module to integrate into a customer device (including AR/VR headsets, smartphones, smartwatches, televisions, and laptops) under a license agreement. Typically, we work with the B2B customer on validating our technology with the goal of integrating our technology into the customer’s device. We also offer licensing of a SNC sensor module, with the option to license our operating system, or OS, software package and algorithm software package.

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

●	Mudra Development Kit. We provide access to our platform via the Mudra Development Kit (formerly named Mudra Inspire), which contains the Mudra wristband, to allow the customer to evaluate the device form factor and user experience, and through the API, which grants access to development of new applications and user experiences, based on the Mudra gesture set, with no commercial rights. This was used as the first point of engagement with B2B clients to validate our technology. It was launched in June 2018 under the name Mudra Inspire, and over 200 kits have been sold since. This product is now sold only to B2B customers as part of a pilot transaction.

We believe that offering our own consumer products presents vast monetization opportunities because we can utilize meta-data mining for the purpose of building a large hand and finger gestures database.

Our B2C product offerings include:

●	Mudra Band. A neural input wristband which allows users to control Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad using subtle touchless finger movements and gestures. The product was launched in June 2020 and was delivered to consumers for the first time in September 2023. The retail price of the Mudra Band is $349.

●	Mudra XR wristband. A wearable controller for smart glasses and spatial computing which supports hands-free interaction. We initially introduced the concept in November 2019, and recently at SPIE, a leading global conference, in early 2024. We are now defining the product specification as we receive feedback from AR and VR experts. The product is planned to launch in the fourth quarter of 2024.

 What our platform devices track

Our products track the following signals which our algorithms decipher to classify the user intent hand and finger gestures:

●

Fingertip Pressure. Our SNC sensors are placed in proximity to the ulnar, median and radial nerves close to the inner wrist skin surface area. These signals are directly correlated with the hand and finger movements and with fingertip pressure between fingers or on external objects.

●	Acceleration and Movement. We use an inertia measurement unit to measure the wrist acceleration in three-axes and to measure the wrist rotation on four quaternions. These measurements are used to estimate the direction the hand is moving and the palm orientation in relationship to the forearm and body.

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

At the beginning of 2024, we launched the B2B Mudra Development Kit, in order to replace the Mudra Inspire which was at the “end of life” during 2023. The new Mudra Development Kit provides our customers with enhanced capabilities and additional features.

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

In the seventh and final phase, the commercial contract with the customer is signed. All necessary integration design information to start serial manufacturing and integration into the consumer electronics customer device are delivered.

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

Based on customer feedback and pilot transactions, the business model for this customer segment may be SaaS. In such model, we will supply the wrist devices, specific software, and the cloud and integration solution. The customer will pay per site where the solution is implemented and on the number of users, on monthly or annual automatic renewable subscription.

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

B2C Market

We have started offering our products directly to consumers, in the form of pre-orders, or early bookings. The Mudra Band for Apple Watch is our first consumer product, launched in June 2020. The band connects to the Apple Watch and allows a user touchless operation and control Apple ecosystem products. So far we have delivered over one thousand units of the Mudra Bands for Apple Watches since the first batch was delivered to customers in September 2023.

Establishing a direct connection with customers and users enables us to learn, improve and enhance our product offerings. This also enables us to mine meta-data to build hand and finger movements and gestures database, which we believe has huge monetization opportunities. The Mudra Band for Apple Watch is aimed at four major consumer markets: (i) users who are Apple afficionados and like buying Apple related products; (ii) users who are technology early adopters and like purchasing innovative consumer gadgets; (iii) users who are active sport and fitness users, and (iv) crowd-funding backers who ordered the device in our Indiegogo crowdfunding campaign.

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

Recent Developments (2023-2024)

In February 2023, we released new Mudra Air-Touch functionality that allows users to toggle and switch between connected devices. This functionality provides a seamless transition of control across devices such as an iPhone, iPad, Mac computer, and Apple TV devices, as well as other connected devices including smart glasses, using handsfree and touchless subtle finger and wrist movements. As spatial computing is becoming more and more prevalent, and with multiple connected devices, a smooth hand-off and transition from controlling one device to another is crucial for a seamless immersive user experience. We believe that our new Mudra Air-Touch switch and toggle feature is an important step forward in the functionality of our products and further fulfills our mission of setting the input standard for the Metaverse. In June 2023, we released Mudra Air-Touch functionality for Android devices.

In May 2023, we announced that our Mudra technology is compatible with two leading augmented reality glasses manufacturers- RealWear and Nreal. In the same month, the Mudra Band was made available for preorder. In August 2023, we completed the first commercial manufacturing batch of the Mudra Band for Apple Watch. In September 2023, the first batch of Mudra Bands for Apple Watches was delivered to customers. In November 2023, we completed shipment of the second manufacturing batch of Mudra Bands for Apple Watches.

In October 2023, we signed a non-binding memorandum of understanding with a leading Chinese original equipment manufacturer of extended reality smart glasses with the original equipment manufacturer exploring the potential deployment of our touchless technology into its own product suite.

In November 2023, we received a purchase order for our evaluation kit samples and dedicated evaluation software from a prominent Japanese industrial automation company and we successfully completed the first phase of a deployment project with a leading extended reality smart glasses original equipment manufacturer, having satisfied certain criteria outlined in a memorandum of understanding.

In December 2023, we signed an agreement with a leading defense company, with a view to designing a prototype that employs our neural gesture technology for defense scenarios where silent activation is necessary.

In January 2024, we announced the launch of the Mudra Developer Kit, which comes with surface nerve conductance sensors optimized for capturing nerve signals from major wrist nerve bundles.

In January 2024, we announced a new revolutionary “Spatial Depth” control functionality which allows users to use the Mudra Band for depth navigation, adding an extra dimension to user interactions. Adding depth to navigation enhances user interactions by allowing more intuitive control. This is particularly useful in spatial computing applications, where perception is important in rich 3-dimensional environments. It provides a more immersive experience, enabling users to interact with 3-dimensional elements in digital space, making tasks more natural and efficient.

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

There are also many large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so. For example, in October 2023, Apple released the Apple Watch Ultra2 Double Tap capability, which allows users to tap the index finger and thumb together twice to answer a call, reply to a message, see and scroll through the Smart Stack, and more, based on the watch’s IMU and PPG sensors. In December 2023, Doublepoint Technologies unveiled a wristband controller with continuous touch-based gesture tracking. In February 2023, Pison launched Ready, a new sports performance wearable tool designed to measure, track and enhance athletes’ readiness, mental agility, and focus. Meta (Facebook) acquired our former direct competitor CTRL-Labs in September 2019. In February 2024, Mark Zuckerberg declared on his Apple Vision Pro review that “for typing or complex tasks you are going to want things like hands, or a keyboard, or controllers, or eventually a neural interface for those kind of inputs”.

There are also multiple participants which utilize emerging wearable, sensor, and bio-potential signals to offer neural and wearable interfaces such as Coolso and Wispr.ai, whereas Electroencephalogram-based companies include Neuralink Corporation and NextMind (acquired by Snap in March 2022).

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

In November 2023 and December 2023, we filed patent applications with the U.S. Patent and Trademark Office for our continued parameter adjustment that uses hand and wrist gestures of augmented reality wearables and virtual reality headsets and for our touchless pinch-to-zoom technology for augmented and virtual reality wearables, respectively.

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

Research and Development

We are passionate about developing innovative products and services that allow interaction and control of computers to become natural and intuitive as real-life experiences. We believe our future success depends on our ability to develop new products and features that expand the versatility and performance of our existing platform, and we plan to continue to invest significant resources to enhance performance, functionality, and convenience and style for our users. Our research and development team supports the design and development of our wrist-worn devices, proprietary sensors, firmware, algorithms, and mobile apps. The team is composed of dedicated research employees, electrical engineers, mechanical engineers, firmware engineers, site operations engineers, and mobile app developers. Our research and development team is primarily based at our headquarters in Yokne’am Illit, Israel. Our subsidiary, Mudra Wearable, Inc., or Mudra Wearable, established an office in Redwood City, California to enhance the Company’s market presence and partner relations.

Our research and development expenses, net were approximately $3.3 million and approximately $2.3 million for the years ended December 31, 2023 and 2022, respectively.

The increase in research and development expenses, net is primarily attributable to an increase of approximately $497 thousand in labor costs, mainly due to the increase in the number of employees in research and development, as well as an increase in material expenses of approximately $427 thousand, an increase in subcontractor expenses of approximately $263 thousand and an increase in travel expenses of approximately $129 thousand, due to the beginning of Mudra Band’s transition phase from development into production. This increase in research and development expenses, net was partially offset by an increase in IIA participation of approximately $432 thousand.

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

C. Organizational Structure

We have one wholly-owned subsidiary, Mudra Wearable, which was incorporated in Delaware. Mudra Wearable has two full-time employees. One employee acts as general manager and chief marketing officer and the other is an Executive Vice President of U.S. operations. Mudra Wearable is responsible for the marketing and distribution of our products in the United States.

D. Property, Plant and Equipment

We have headquarters which are located at 5 Ha-Tnufa St., Yokne’am Illit, Israel. This facility comprises approximately 732 square meters, or 7,880 square feet of space. This lease will expire on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. Our monthly rent payment for this facility is NIS 57,794 (approximately $16,000) during the first lease year and will be increased to NIS 72,722 (approximately $20,000) during the second lease year During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year.

Our subsidiary, Mudra Wearable, established an office located at 303 Twin Dolphin Drive, Redwood City, California. The lease is on month-to-month basis and this facility comprises approximately 80 square feet of space. Our monthly rent payment for this facility is $1,289.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 and December 31, 2022 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 22, 2023.

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

We are continuing to ship out our first B2C consumer product, the Mudra Band, and expect to launch the Mudra XR wristband, which supports hands-free interaction, in the fourth quarter of 2024.

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

In 2023, we started production of our B2C consumer product, the “Mudra Band”, and started to generate revenues, all of which were pre-paid. The Mudra Band allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation. Revenue derived from the sale of Mudra Band is recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has transferred to the customer.

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

Operating Expenses

Our current operating expenses consist of four components—cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses. Labor costs are the most significant component of operating expenses and consist of salaries (including benefits) and share-based compensation.

Cost of revenues

Cost of revenues consists primarily of cost of component parts of our products sold and outbound freight charges.

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

Public Offering Expenses

Public offering expenses consist of professional service fees relating to a firm commitment underwritten initial public offering we closed on September 15, 2022.

Financial Income and Expense

Financial income mainly consists of interest on deposits while financial expenses consist of interest on senior secured credit facility, bank charges and net currency exchange rates differences.

Comparison of the Years Ended December 31, 2023 and 2022

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Revenues	$82	$45
Cost of revenues	$(62)	$(10)
Research and development expenses, net	$(3,316)	$(2,271)
Sales and marketing expenses, net	$(2,008)	$(1,370)
General and administrative expenses	$(2,882)	$(1,948)
Public offering expenses	$-	$(904)
Operating loss	$(8,186)	$(6,458)
Finance (expense) income, net	$372	$(38)
Net loss and the total comprehensive loss	$(7,814)	$(6,496)

Revenues

Revenues increased by approximately $37 thousand, or 82%, to approximately $82 thousand for the year ended December 31, 2023 from approximately $45 thousand for the year ended December 31, 2022. The increase was mainly due to revenues from the sale of our B2C Mudra Bands.

Cost of revenues

The cost of revenues increased by approximately $52 thousand, or 520%, to approximately $62 thousand for the year ended December 31, 2023 from approximately $10 thousand for the year ended December 31, 2022. The increase was mainly due to manufacturing costs associated with the sales of our B2C Mudra Bands.

Research and development expenses, net

Research and development expenses, net increased by approximately $1.0 million, or 46%, to approximately $3,316 thousand for the year ended December 31, 2023 from approximately $2,271 thousand for the year ended December 31, 2022. The increase was primarily due to an increase of approximately $497 thousand in labor costs, mainly due to the increase in the number of employees in the research and development, an increase in materials expenses of approximately $427 thousand, an increase in subcontractors expenses of approximately $263 thousand and an increase in travel expenses of approximately $129 thousand, due to the beginning of Mudra Band’s production abroad, offset by an increase in IIA participation of approximately $432 thousand.

Sales and marketing expenses, net

Sales and marketing expenses, net increased by approximately $638 thousand, or 47%, to approximately $2,008 thousand for the year ended December 31, 2023 from approximately $1,370 thousand for the year ended December 31, 2022. The increase was primarily due to an increase of approximately $285 thousand in labor costs, mainly due to the increase in the number of employees, an increase of approximately $192 thousand in exhibitions, conventions, and travel expenses. an increase of approximately $219 thousand in consultant expenses and an increase of approximately $170 thousand in advertising expenses, offset by a decrease of approximately $339 thousand in share-based compensation.

General and administrative expenses

General and administrative expenses increased by approximately $934 thousand, or 48%, to approximately $2,882 thousand for the year ended December 31, 2023, from approximately $1,948 thousand for the year ended December 31, 2022. The increase was primarily due to an increase of approximately $306 thousand in labor costs, mainly due to the increase in the number of employees, an increase of approximately $420 thousand in insurance and public company expenses and an increase of approximately $314 thousand in professional services. This increase was partially offset by a decrease of approximately $113 thousand in share-based compensation expenses.

Finance income (expense), net

Finance income, net was approximately $372 thousand for the year ended December 31, 2023, compared to finance expense, net of approximately $38 thousand for the year ended December 31, 2022. Finance income, net in 2023 was primarily due to interest on bank deposits, partially offset by bank charges. Finance expenses, net in 2022 was primarily due to interest on senior secured credit facility, bank charges and net currency exchange rates differences, offset by interest on deposits.

Net loss and the total comprehensive loss

As a result of the foregoing, our total comprehensive and net loss for the year ended December 31, 2023 was approximately $7.8 million, compared to approximately $6.5 million for the same period ended December 31, 2022, an increase of approximately $1.3 million, or 20%.

B. Liquidity and Capital Resources

Overview

We are still in a transition phase from development stage to an early stage of generating revenues. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuance of convertible securities to certain investors which were converted to equity, issuance of shares and warrants, through Israeli governmental grants, and an underwritten public offering in November 2023 and our IPO. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

As of December 31, 2023, our principal source of liquidity was cash and proceeds from our IPO from September 2022 and the public offering from November 2023, totaling approximately $15 million net.

As of December 31, 2023, the Company had incurred accumulated losses of $21.2 million and expects to continue to fund its operations through issuances of Ordinary Shares and warrants, convertible securities, and through Israeli governmental grants. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from the underwritten public offering in November 2023, will be sufficient to support working capital and capital expenditure requirements through June 2024.

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

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2023	2022
Net cash used in operating activities	$(8,434)	$(5,714)
Net cash used in investing activities	(4,248)	(66)
Net cash provided by financing activities	3,119	14,879
Net increase (decrease) in cash and cash equivalents	$(9,563)	$9,099

Operating Activities

We have generated negative cash flow. Our primary uses of cash from operating activities are for labor costs, research and development expenses for materials and subcontractors and professional services.

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, depreciation expenses and changes in operating assets and liabilities during each period.

During the years ended December 31, 2023 and 2022, net cash used in operating activities was approximately $8.4 million and approximately $5.7 million, respectively. The primary factors affecting operating cash flows were a net loss of approximately $7.8 million and an increase of inventory of approximately $1.0 million during the year ended December 31, 2023, as compared to net loss of approximately $6.5 million during the years ended December 31, 2022. These factors were partially offset by non-cash adjustments of approximately $196 thousand and approximately $813 thousand during the years ended December 31, 2023 and 2022, respectively.

Net cash used in investing activities

Cash used in investing activities for the years ended December 31, 2023 and 2022 was approximately $4.2 million and $66 thousand, respectively. The primary factors affecting investing cash flows during 2023 was an increase of $4.1 million in short term deposits.

Net cash provided by financing activities

Cash provided by financing activities during the year ended December 31, 2023 totaled approximately $3.1 million, mainly as a result of approximately $1.7 million from issuance of shares issued in the public offering, net of issuance cost, and of approximately $1.4 million of proceeds from the issuance of ordinary shares as a result of the exercise of warrants.

Cash provided by financing activities during the year ended December 31, 2022 totaled approximately $14.9 million, mainly as a result of consideration of our IPO in which we issued 3,750,000 Ordinary Shares and warrants to purchase 8,625,000 Ordinary Shares, the conversion of SAFEs into 118,204 Ordinary shares and the exercise of 40,000 warrants into shares.

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

On September 15, 2022, we closed the IPO with gross proceeds to the Company of approximately $16.0 million, before deducting underwriting discounts and other expenses paid by the Company. The offering consisted of 3,750,000 units each consisting of one ordinary share and two warrants to purchase one ordinary share each priced to the public at $4.25 per unit. Upon the consummation of our IPO, we repaid the outstanding credit, in a total amount of $800,000 to Pure Capital from the proceeds of the IPO.

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

In June 2022, we received from one of our shareholders, Alpha Capital Anstalt, or Alpha,, the contractually required written consent, or the June 2022 Consent, to proceed with an initial public offering of our Ordinary Shares in the United States in exchange for a cash payment of $300,000 from the proceeds of that offering and certain price protection terms, which amount was paid on September 28, 2022, following the completion of the IPO.

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

In June 2023, we issued an additional 724,139 Ordinary Shares upon the exercise of Warrants at an exercise price of $2.00 per share for aggregate proceeds of $1.4 million.

On November 13, 2023, we closed a public offering with gross proceeds to the Company of $2.0 million, before deducting underwriting discounts and other expenses paid by the Company, and net proceeds of approximately $1.7 million after such discounts and expenses. The offering consisted of 4,444,444 ordinary shares priced to the public at $0.45 per share.

Off-Balance Sheet Arrangements

Our headquarters are located at 5 Ha-Tnufa St., Yokne’am Illit, Israel. This facility comprises approximately 732 square meters, or 7,880 square feet of space. We have leased this office since February 1, 2023 and this lease will expire on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. Our monthly rent payment for this facility is NIS 57,794 (approximately $16,000) during the first lease year and will be increased to NIS 72,722 (approximately $20,000) during the second lease year During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year.

We have off-balance sheet arrangements in connection with our research and development agreements with the IIA. Under the applicable laws, we are required to pay royalties at the rate of 3%-3.5% of sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We obligated to repay the Israeli government for the grants received only to the extent that there are revenues of the funded products (currently all the Company’s products). The royalty payments to the IIA are on a semi-annual basis. As December 31, 2023, we had a contingent obligation to pay royalties to the IIA in the principal amounted of $2.2 million.

In addition, the terms of the grants under the Research Law require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad. As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 100% and 150% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA). For more information, see also “Item 10.E – Taxation - Israeli Tax Considerations and Government Programs - Tax Benefits and Grants for Research and Development.”

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

As of December 31, 2023, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, was $95 thousand linked to the consumer price index.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5.A. Results of Operations— Comparison of the years ended December 31, 2023 and December 31, 2022— Research and Development Expenses, net.”

D. Trend information

As of the date of this annual report, we employ 29 full-time employees (including one employee located in Lithuania and two employees located in the United States), and ten part-time employees. In addition, we have one consultant located in Japan. We have two sub-contractors located in India, performing front end software application development. We intend to maintain this number of employees and expenses during 2024, mainly to support our business development activities, the continuous research and development activity of our Mudra technology, and to manufacture the Mudra Band, which includes the purchase of components, manufacturing of components, and assembly of the product.

Following the delivery of our first B2C consumer product, the “Mudra Band”, we are developing the Mudra XR wristband with the aim of it being shipped to customers by the fourth quarter of 2024.

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

In 2023, we started production of our B2C consumer product, the “Mudra Band” and started to generate revenues, all of which were pre-paid. The Mudra Band allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation. Revenue derived from the sale of Mudra Band is recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has transferred to the customer.

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

Share based compensation

Share-based compensation expenses related to employees’ and consultants’ options are measured at the grant date based on the fair value of the award and are generally expensed over the requisite service period (generally the vesting period). We recognize compensation expense on a straight-line basis from the beginning of the service period. For awards with graded-vesting features, each vesting tranche is separately expensed over the related vesting period. We estimate the fair value of each stock option grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data include the expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 13, 2024:

Name	Age	Position	Class
Asher Dahan	46	Chief Executive Officer, Chairman of the Board of Directors	Class III(6)

Alon Mualem	56	Chief Financial Officer	N/A

Tamar Fleisher	43	Chief Operating Officer	N/A

Guy Wagner	46	Chief Scientific Officer, President and Director	Class III(6)

Leeor Langer	42	Chief Technology Officer	N/A

Shmuel Barel	48	Chief Marketing Officer	N/A

Offir Remez	53	Executive Vice President of Business Development	N/A

Eli Bachar(1)(2)(3)	41	Director	Class II(5)

Barry Kaplan	53	Executive Vice President of the U.S. Operations	N/A

Yaacov Goldman(1)(2)(3)	68	Independent Director	Class II(5)

Ilana Lurie(1)(2)(3)	49	Independent Director	Class I(4)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Stock Market rules)

(4)	Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

(5)	Class II directors shall hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified.

(6)	Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified.

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

Shmuel Barel, Chief Marketing Officer

Mr. Shmuel Barel has served as our Chief Marketing Officer since March 2018 and has served as General Manager of Mudra Wearable since January 2024. Mr. Barel previously served as owner at SamsProjects, a consultancy business, from January 2014 to March 2018. Mr. Barel served as a Senior Marketing Analyst at Media World Ltd., a global investment and sales company, from February 2010 to December 2013. Prior thereto, between 2006 and 2010, Mr. Barel served as Application and Training Engineer at Applied Materials, Inc. (Nasdaq: AMAT), an international semiconductor equipment and software supplier. Previously, Mr. Barel served as Computer Aided Design Engineer at the Israeli Aircraft Industries, a major aerospace and aviation manufacturer in Israel, from February 2006 to January 2010. Mr. Barel holds an MBA degree from the Bar Ilan University, a Master of Systems Engineering degree from the Technion – Israel Institute of Technology, and a BSc in Mechanical Engineering from the Tel-Aviv University.

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

Barry Kaplan, Executive Vice President of the U.S. Operations

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2023. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.69 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 11 persons as of December 31, 2023	$1,687,179	$409,577	$123,303

(1)	Includes: (i) options granted to Alon Mualem to purchase 120,000 Ordinary Shares under the Wearable Devices Ltd. 2015 Share Option Plan, as amended, or the 2015 Plan. The options have expiration dates ranging from January 2032 to August 2033, with an exercise price ranging from $0.003 to $1.32; (ii) options granted to Barry Kaplan (a former director) to purchase 254,426 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from April 2028 to August 2033, and an exercise price ranging from $1.32 to $2.25 per share; (iii) options granted to Offir Remez to purchase 157,000 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from January 2032 to August 2033, with an exercise price ranging from $0.003 to $1.32, (v) options granted to Shmuel Barel to purchase 167,213 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from December 2027 to August 2033; (vi) options granted to Asher Dahan to purchase 30,000 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $1.32; (vii) options granted to Guy Wagner to purchase 30,000 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $1.32; (vii) options granted to Leeor Langer to purchase 30,000 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $1.32; (vii) options granted to Yaacov Goldman to purchase 20,000 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $1.32; (vii) options granted to Ilana Lurie to purchase 20,000 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $1.32; and (vii) options granted to Eli Bachar to purchase 20,000 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $1.32.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2023.

Executive Officer	Salary, Bonuses and Related Benefits(1)(3)	Social Benefits and Perquisites(3)	Share-Based Compensation (2)	Total(3)

Asher Dahan	$228,886	$62,482	$915	$292,283

Guy Wagner	$228,886	$61,381	$915	$291,182

Leeor Langer	$229,428	$61,851	$5,322	$296,601

Alon Mualem	$197,314	$55,690	$74,153	$327,157

Barry Kaplan	$250,000	$51,520	$2,661	$304,181

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on the Black-Scholes option pricing model.

(3)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.69 per $1.00 (the average exchange rate in 2023).

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

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director at a general meeting of the shareholders. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors, in accordance with the provisions of our articles of association and the Companies Law. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

However, under a new exemption applicable as of March 12, 2024, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

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

Independent Directors Under the Companies Law

An “independent director” under the Companies Law is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	administering the Company’s clawback policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

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

Joint Committee

In accordance with the provisions of the Companies Law and the regulations promulgated pursuant to it and under certain conditions, an Israeli company may unite its audit committee, the compensation committee and the financial statement examination committee into one committee, or the Joint Committee. As of March 13, 2024, the Company meets such conditions and therefore formed a Joint Committee. The members of our Joint Committee consist of Mr. Eli Bachar, Mr. Yaacov Goldman and Ms. Ilana Lurie, with Mr. Yaacov Goldman serving as chairman.

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

On December 15, 2022, our board of directors re-appointed Doron Cohen, of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., as our internal auditor. Our internal auditor is a partner of a firm which specializes in internal auditing.

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

The board of directors has approved indemnification agreements with all of our directors and with all members of our senior management, which were also approved by our shareholders at a general meeting. Such indemnification agreements provide the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

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

Share Option Plan

In September 2015, our board of directors adopted the 2015 Plan, pursuant to the provisions of the Israeli Income Tax Ordinance, or the Tax Ordinance. Following several amendments, our board of directors currently has the discretion to grant options, or Options, to purchase Ordinary Shares of our company from a pool of up to 3,188,597 Ordinary Shares. The number of Ordinary Shares in the Pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of March 13, 2024, 372,771 Ordinary Shares had been issued upon the exercise of Options, 1,749,189 Options had been allocated and/or granted but had not been exercised, and 1,066,637 Ordinary Shares remained available for future grants.

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

D. Employees

As of the date of this annual report, we employ 29 full-time employees (including one employee located in Lithuania and two employees located in the United States), and 10 part-time employees. In addition, we have one consultant located in Japan. We have two sub-contractors located in India, performing front end software application development. The majority of our employees are located in Israel.

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

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 13, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 13, 2024, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 20,387,428 Ordinary Shares outstanding on March 13, 2024.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Asher Dahan * (1)	1,350,000	6.6%
Guy Wagner * (2)	1,800,000	8.8%
Leeor Langer (3)	1,350,000	6.6%
Alumot (4)	1,198,774	5.9%

Directors and senior management who are not 5% holders:

Eli Bachar * (5)	276,640	1.3%
Barry Kaplan (6)	234,426	1.1%
Alon Mualem (7)	77,778	0.4%
Offir Remez (8)	137,000	0.7%
Shmuel Barel (9)	135,546	0.7%
Tamar Fleisher (10)	14,167	0.1%
Yaacov Goldman * (11)	0	-
Ilana Lurie * (11)	0	-

All directors and senior management as a group (11 persons)	5,375,557	25.4%

*	Indicates director of the Company.

(1)	The beneficial ownership is based on a Schedule 13G filed by Mr. Dahan with the SEC on February 13, 2023. In addition, Mr. Dahan hold options to purchase 30,000 Ordinary Shares that are not exercisable within 60 days, with expiration dates of November 2033, with an exercise price of $1.32.

(2)

The beneficial ownership is based on a Schedule 13G filed by Mr. Wagner with the SEC on February 13, 2023.

In addition, Mr. Wagner hold options to purchase 30,000 Ordinary Shares that are not exercisable within 60 days, with expiration dates of November 2033, with an exercise price of $1.32.

(3)

The beneficial ownership is based on a Schedule 13G filed by Mr. Langer with the SEC on February 13, 2023.

In addition, Mr. Langer hold options to purchase 30,000 Ordinary Shares that are not exercisable within 60 days, with expiration dates of August 2033, with an exercise price of $1.32.

(4)	The beneficial ownership is based on transfer agent report dated March 13, 2024. Alumot is a private Cayman Islands company. Alexandr Khamidullin has the sole voting and investment control over the shares.

(5)	The beneficial ownership consists of 92,213 Ordinary Shares based on transfer agent report dated March 13, 2024 and 184,427 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Bachar’s options have an expiration date of November 2027, and a weighted average exercise price of $0.003. In addition, Mr. Bahar holds options to purchase 20,000 Ordinary Shares that are not exercisable within 60 days, at an exercise price of $1.32 and with an expiration date of November 2033.

(6)	Consists of 234,426 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Kaplan’s options have expiration dates ranging from April 26, 2028 to July 1, 2031, and a weighted average exercise price of $2.251. In addition, Mr. Kaplan holds options to purchase 15,000 Ordinary Shares that are not exercisable within 60 days, at an exercise price of $1.32 and with an expiration date of August 2033.

(7)	Consists of 77,778 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Mualem holds options to purchase 42,222 Ordinary Shares that are not exercisable within 60 days. Mr. Mualem’s options have expiration dates ranging from January 2032 to August 2033, with an exercise price ranging from $0.003 to $1.32.

(8)	Consists of 137,000 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Remez’s options have an expiration date of November 1, 2031, and a weighted average exercise price of $0.003. In addition, Mr. Remez holds options to purchase 20,000 Ordinary Shares that are not exercisable within 60 days, at an exercise price of $1.32 and with an expiration date of August 2033.

(9)	Consists of 135,546 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Barel holds options to purchase 31,667 Ordinary Shares that are not exercisable within 60 days. Mr. Barel options have expiration dates ranging from December 2027 to August 2033, and an exercise price ranging from $0.003 to $1.32.

(10)	Consists of 14,167 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Fleisher holds options to purchase 35,833 Ordinary Shares that are not exercisable within 60 days. Ms. Fleisher options have expiration dates ranging from January 2033 to August 2033, with an exercise price ranging from $0.66 to $1.32.

(11)	Ms. Lurie and Mr. Goldman have no Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Lurie and Mr. Goldman each hold options to purchase 20,000 Ordinary Shares that are not exercisable within 60 days, with expiration dates ranging of November 2033, with an exercise price of $1.32.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2023, there was a decrease in the percentage ownership of OurCrowd General Partner, L.P. (from 8.1% to 0%) and a decrease in the percentage ownership of Mudra CEO LLC (from 6.0% to 0%). In addition, there were decreases in the percentage ownership of: (i) Alumot (from 7.9% to 5.9%), (ii) Asher Dahan (from 9.0% to 6.6%), (iii) Leeor Langer (from 9.0% to 6.6%), (iv) Guy Wagner (from 12.0% to 8.8%), which were due to the dilution as a result of warrant exercises in June 2023 and a public offering in November 2023.

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

Record Holders

As of March 13, 2024, there were 25 shareholders of record of our Ordinary Shares. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Employment Agreement with Barry Kaplan

In July 2021, effective as of July 1, 2021, our subsidiary, Mudra Wearable, entered into an employment agreement with Barry Kaplan. Pursuant to the terms of his employment agreement, Mudra Wearable pays Mr. Kaplan a gross annual salary of $200,000 for his services as the Executive Vice President of the U.S. Operations. In addition to options received for service as one of our directors, on July 1, 2021, we also issued Mr. Kaplan options to purchase 50,000 Ordinary Shares under our 2015 Plan, at an exercise price of $2.25 per share. Pursuant to the employment agreement, we or Mr. Kaplan may terminate the employment agreement by providing 30 days’ prior written notice.

On March 6, 2022, our board of directors approved and ratified the employment agreement by and between the Company and Mr. Kaplan. This amendment was subsequently approved by our shareholders on March 14, 2022. As of the effective date of the agreement, our board and shareholders approved a grant payment to Mr. Kaplan for the completion of the IPO, in a total amount equal to three months’ salary. In September 2022, our board of directors approved the increase of Mr. Kaplan’s gross annual salary to $250,000 per year and the amount of the grant payment was increased to an amount equal to five months’ salary pursuant to the approval of our compensation committee and our board of directors.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we were not subject to any material legal proceedings that have had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

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

C. Markets

See “Item 9A. Offer and Listing Details.”

On October 24, 2023, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying us that we were not in compliance with the Minimum Bid Price Requirement because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until April 22, 2024, to regain compliance with the Minimum Bid Price Requirement. In the event we do not regain compliance with the Minimum Bid Price Requirement by April 22, 2024, we may be eligible for an additional 180-calendar day grace period. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice to The Nasdaq Stock Market LLC of our intent to regain compliance with such requirement during such second compliance period.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

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

Tax Benefits and Grants for Research and Development

Under the Research Law, programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 85% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 3.5% of revenues until the entire IIA grant is repaid, together with an annual interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the IIA to manufacture our IIA funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the IIA as a Percentage of Grant
Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application. For applications to manufacture abroad, submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA and maintain at least 75% of the research and development employees the Company had for the six months before the know-how was transferred, subject to additional conditions specified in the regulations.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges or to mandatory repayment of grants received by us (together with interest and penalties).

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

Based on the projected composition of our income and valuation of our assets, we cannot determine if we will become a PFIC for 2023 or in the future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities.

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

The NIS devaluated against the U.S. dollar by approximately 3.1% in 2023 and devaluated against the U.S. dollar by approximately 13.2% in 2022.

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenues and operating expenses by approximately $580 thousand and $366 thousand, for the years ended December 31, 2023 and 2022, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the year ended December 31, 2022 we did not hedge our foreign currency exchange risk. During the year ended December 31, 2023, we partially hedged our foreign currency exchange risk. If we were to determine that it is in our best interests to continue hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2023, our internal control over financial reporting is effective.

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

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, we completed the process of documenting our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We have established formal policies, processes and practices related to our internal control over financial reporting and to identify key financial reporting risks, including an assessment of the potential impact and linkage of those risks to specific areas and activities within our organization.

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

ITEM 16 B. CODE OF ETHICS

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

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2022.

The following table provides information regarding fees paid by us to Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, including audit services, for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023		2022
Audit fees (1)	$136,000	(3)	$100,000
Audit-related fees	-		12,000	(2)
Tax fees	2,500	(4)	-
All other fees	$-		$-
Total	$138,500		$112,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.

(2)	Includes professional services rendered in connection with the fees which were required for the purpose of the IPO process.

(3)	Includes $36,000 for professional services rendered in connection with the fees which were required for the purpose of registration statements related to the follow-on public offering completed by the Company in November 2023.

(4)	Includes professional services rendered in connection with a VAT audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least any shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for a three-year term. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C.Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors, if applicable, who meet the requirements of the Companies Law, as described above under “Management—Board Practices—External Directors.” We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. We have established an Audit Committee and appointed independent directors compliant with applicable rules. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market Listing Rules (see “Management — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16 H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16 I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16 J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16 K. CYBERSECURITY.

Our Board recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The audit committee is involved in oversight of our IT general controls and cybersecurity. Our IT general controls cybersecurity policies, standards, processes and practices are fully integrated into our risk management program. In general, we seek to address IT general controls cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” the audit committee oversees our cybersecurity risk management and interacts with the Company’s Sarbanes-Oxley Act, or SOX, advisor and the Company’s Information Security advisor and other relevant members of management.

●	Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Recovery Planning: The Company has established and maintains comprehensive recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

●	Education and Awareness: The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We are engaged with a subcontractor that monitors the IT system and cybersecurity, as part of their routine job functions. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews. .

Governance

The audit committee interacts with the Company’s SOX advisor and the Company’s Information Security advisor and other relevant members of management. The Company’s Information Security advisor is responsible for assessing and managing cyber risk management, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. The Company’s Information Security advisor has experience selecting, deploying, and operating cybersecurity technologies, initiatives, and processes, and relies on threat intelligence as well as other information obtained from governmental, public or private sources. The audit committee receives updates on IT general controls, and a set of policies and procedures that govern how the Company’s IT systems operate and ensure the confidentiality, integrity, and availability of data as well as on cybersecurity risks, including prevention of data theft, unauthorized access, operational disruption, and data breaches. The audit committee also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the audit committee discusses our approach to IT general controls and cybersecurity risk management with the Company’s SOX advisor.

As of the date of this annual report, we do not believe that we have experienced any cybersecurity attack. Cybersecurity threats and cybersecurity incidents, if they occur, can materially affect or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Wearable Devices Ltd. (filed as Exhibit 3.2 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.4 to F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

2.2	Form of Underwriter’s Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

2.3*	Description of Securities.

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.3 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference ).

4.3	Wearable Devices Ltd. 2015 Share Option Plan (filed as Exhibit 10.2 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference ).

4.4	First Amendment to Wearable Devices Ltd. 2015 Share Option Plan (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) filed on August 31, 2023 and incorporated herein by reference).

4.5#	Agreement, dated July 16, 2020, by and between Wearable Devices Ltd. and the Israeli Innovation Authority (filed as Exhibit 10.4 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.6	Compensation Policy (filed as Exhibit 10.5 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.7	Senior Credit Facility Agreement, dated July 4, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd (filed as Exhibit 10.6 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.8	First Addendum to Senior Agreement, dated July 19, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd (filed as Exhibit 10.8 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

8.1	List of Subsidiaries (filed as Exhibit 21.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.

15.1*	Consent of Ziv Haft, Certified Public Accountants, Isr. BDO member firm, an independent registered public accounting firm.

97.1*	Clawback Policy

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith

#	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that Wearable Devices Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Wearable Devices Ltd.

Date: March 15, 2024	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
of WEARABLE DEVICES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Wearable Devices Ltd. and its subsidiary (“the Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the consolidated financial statements, the Company is still in a transition phase from its development stage to an early stage of generating revenues, and therefore, it has suffered recurring losses and negative cash flows from operations since inception. As of December 31, 2023, the Company had incurred accumulated losses of $21.2 million. The Company’s operations have been funded substantially through issuance of shares and warrants and Israeli governmental grants. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1d. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

We have served as the Company’s auditor since 2021.

March 13, 2024
Tel Aviv, Israel

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2023	2022
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	810	10,373
Short term bank deposits	4,045	-
Governmental grant receivable	108	54
Other receivables and prepaid expenses	757	543
Inventories (Note 3)	1,032	6
TOTAL CURRENT ASSETS	6,752	10,976

NON-CURRENT ASSETS:
Long-term bank deposits	54	-
Right-of-use assets (Note 5)	592	180
Property and equipment, net (Note 4)	194	68
TOTAL NON-CURRENT ASSETS	840	248
TOTAL ASSETS	7,592	11,224

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	410	156
Advance payments	312	353
Deferred revenues	-	12
Accrued payroll and other employment related accruals	579	416
Accrued expenses	190	145
Lease liabilities	297	68
TOTAL CURRENT LIABILITIES	1,788	1,150
Lease liabilities	278	94
TOTAL LIABILITIES	2,066	1,244

COMMITMENTS AND CONTINGENCIES (Note 6)
SHAREHOLDERS’ EQUITY (Note 9):
Ordinary shares, NIS 0.01 par value: Authorized 50,000,000 as of December 31, 2023 and December 31, 2022; Issued and outstanding 20,387,428 shares as of December 31, 2023 and 15,049,720 shares as of December 31, 2022	57	43
Additional paid-in capital	26,692	23,346
Accumulated losses	(21,223)	(13,409)
TOTAL SHAREHOLDERS’ EQUITY	5,526	9,980
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,592	11,224

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands (except per share amounts)

Revenues	82	45	142
Expenses:
Cost of revenues	(62)	(10)	(10)
Research and development, net (Note 6a)	(3,316)	(2,271)	(1,411)
Sales and marketing expenses, net (Note 6b)	(2,008)	(1,370)	(665)
General and administrative expenses	(2,882)	(1,948)	(628)
Initial public offering expenses	-	(904)	(97)
OPERATING LOSS	(8,186)	(6,458)	(2,669)
FINANCING INCOME (EXPENSES), net	372	(38)	55
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(7,814)	(6,496)	(2,614)

Net loss per ordinary shares, basic and diluted	(0.48)	(0.53)	(0.27)
Weighted average number of ordinary shares outstanding basic and diluted *	16,201,238	12,277,224	9,709,590

*	In April 2021, the Company completed a 1:1 conversion of all of its issued and outstanding ordinary A shares into ordinary shares, NIS 0.01 par value, which was applied retroactively for the calculation of the basic and diluted loss per share.

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Ordinary A shares		Subscription receivables	Additional
	Number of shares	Amount	Number of shares	Amount	(ordinary shares)	paid-in capital	Accumulated losses	Total
		U.S. dollars in thousands		U.S. dollars in thousands
BALANCE AS OF DECEMBER 31, 2020	4,626,572	12	1,844,268	5	(12)	1,406	(4,299)	(2,888)

CHANGES DURING THE YEAR 2021:
Issuance of ordinary shares and warrants, net of issuance cost	1,343,375	4	-	-	-	2,921	-	2,925
Conversion of convertible securities (including accrued interest) to ordinary shares	3,081,102	9	-	-	-	3,063	-	3,072
Conversion of ordinary A shares to ordinary shares	1,844,268	5	(1,844,268)	(5)	-	-	-	-
Share-based compensation	-	-	-	-	-	299	-	299
Exercise of options	241,533	1	-	-	-	-	-	1
Payment on behalf of issued shares	-	-	-	-	12	-	-	12
Comprehensive loss	-	-	-	-	-	-	(2,614)	(2,614)
BALANCE AS OF DECEMBER 31, 2021	11,136,850	31	-	-	-	7,689	(6,913)	807

*	Represent an amount less than $500

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares
	Number of shares	Amount		Additional paid-in capital	Accumulated losses	Total
		U.S. dollars in thousands
BALANCE AS OF DECEMBER 31, 2021	11,136,850	31		7,689	(6,913)	807

CHANGES DURING THE YEAR 2022:
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses of $1.6 million	3,750,000	11		14,308	-	14,319
Conversion of SAFEs into ordinary shares upon completion of initial public offering	118,204	1		399	-	400
Issuance of ordinary shares as a result of exercise of warrants	40,000	-	*	160	-	160
Exercise of options	4,666	-	*	-	-	-
Share-based compensation	-	-		790	-	790
Comprehensive loss	-	-		-	(6,496)	(6,496)
BALANCE AS OF DECEMBER 31, 2022	15,049,720	43		23,346	(13,409)	9,980
CHANGES DURING THE YEAR 2023:
Shares issued in the public offering, net of issuance cost	4,444,444	11		1,659	-	1,670
Issuance of shares to April 2021 investors (Note 7)	169,125	1		(1)	-	-
Exercise of warrants	724,139	2		1,447	-	1,449
Share-based compensation	-	-		241	-	241
Comprehensive loss	-	-		-	(7,814)	(7,814)
BALANCE AS OF DECEMBER 31, 2023	20,387,428	57		26,692	(21,223)	5,526

*	Represent an amount less than $500

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,814)	(6,496)	(2,614)
Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation	68	23	11
Accrued interest on convertible securities	-	-	20
Accrued interest on deposits	(45)	-	-
Share based compensation expenses	241	790	299
Unrealized gain from foreign currency derivative activities	(68)	-	-

Changes in operating assets and liabilities items:
Decrease (increase) in accounts receivable	-	8	(8)
Decrease (increase) in inventories	(1,026)	5	9
Decrease (increase) in governmental grants receivables	(54)	8	(11)
Increase in other receivables and prepaid expenses	(136)	(496)	(30)
Increase (decrease) in advance payments	(41)	79	63
Increase (decrease) in deferred revenues	(12)	(12)	9
Increase in accounts payable	254	84	40
Increase in accrued payroll and other employment related accruals	163	194	119
Decrease in advance payments on governmental grant	-	-	(42)
Increase in accrued expenses	36	99	32

Net cash used in operating activities	(8,434)	(5,714)	(2,103)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(194)	(48)	(36)
Investment in deposits, net	(4,054)	-	-
Prepayments of leasing	-	(18)	-
Net cash used in investing activities	(4,248)	(66)	(36)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares issued in the public offering, net of issuance cost	1,670	-	-
Proceeds from issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses	-	14,319	-
Proceeds from issuance of ordinary shares and warrants, net of issuance cost	-	-	2,925
Proceeds from issuance of SAFEs	-	500	-
Refund to SAFE investors	-	(100)	-
Proceeds from credit line	-	800	-
Repayment of credit line	-	(800)	-
Proceeds from issuance of ordinary shares as a result of exercise of warrants	1,449	160	-
Exercise of options	-	-	1
Payment on behalf of issued shares	-	-	12
Net cash provided by financing activities	3,119	14,879	2,938

Net increase (decrease) in cash and cash equivalents	(9,563)	9,099	799
Cash and Cash Equivalents at the beginning of year	10,373	1,274	475
Cash and cash equivalents at the end of year	810	10,373	1,274
Supplemental Disclosure:
Interest on credit line	-	40	-
Interest received from deposits	(305)	-	-
Conversion of SAFEs to equity	-	400	-
Right-of-use asset recognized against lease liability	644	229	-

The accompanying notes are an integral part of these financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Wearable Devices Ltd. (the “Company”) was incorporated in Israel in March 2014. The Company develops and sells human-machine interface solutions for the smart wearables industry. In 2023, the Company started production of its B2C consumer product, the “Mudra Band” and started to generate revenues. The Company’s products are designated directly to end users and also designated to businesses in integration of its technology in their smart wearable devices. The Company’s Ordinary Shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on September 13, 2022, under the symbols “WLDS” and “WLDSW,” respectively (see Note 1e below).

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the U.S. Jumpstart Our Business Startups Act of 2012 and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2027); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

The Company’s revenues were derived from:

1)	The sales of B2C consumer product, the “Mudra Band”.
2)	The sales of B2B Mudra development kits composed of multiple performance obligations including tangible parts (“Hardware”) and a limited period (generally one year) application programming interface (“API”) with no commercial rights, to enable the customer to evaluate the Company’s solution with its own products.

3)	The sales of pilot transactions to evaluate the integration of the Company’s solution with the customer’s products composed of multiple performance obligations including Hardware, tailor-made software applications and technical support during the pilot period.

In 2023, most of the Company’s revenues were derived from the sales of Mudra Band to B2C customers. In 2022, all of the Company’s revenues were derived from the sales of Mudra development kits. In 2021, most of the Company’s revenues were derived from a pilot transaction in the amount of $84 thousand, which was fully completed in 2021 and from the sales of Mudra development kits to multinational technology companies.

b.	In 2018, the Company established a wholly owned subsidiary in the United States of America for the purpose of marketing and distribution of its solutions – Mudra Wearable, Inc. (the “Subsidiary”) – which commenced its operations in 2020.

c.	The Company’s headquarters is located in Israel. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for active duty. At the same time, and because of the declaration of war against Hamas, the clash between Israel and Hezbollah in Lebanon has escalated and there is a possibility that it will turn into a greater regional conflict in the future. Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. As of today, these events have had no material impact on the Company’s operations.

d.	Going Concern:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. To date, the Company is still in a transition phase from its development stage to an early stage of generating revenues. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. As detailed in Note 1e below, in September 2022, the Company completed an initial public offering (“IPO”) and listed its ordinary shares, NIS 0.01 par value, (the “Ordinary Shares”) and warrants for trading on Nasdaq and raised net proceeds of $13.3 million. In November 2023, the Company completed a secondary offering and raised net proceeds of $1.7 million.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 - GENERAL (cont.):

As of December 31, 2023, the Company had incurred accumulated losses of $21.2 million and expects to continue to fund its operations through fundings such as issuance of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

e.	In September 2022, the Company completed its IPO whereby the Company issued and sold in connection with the closing of the IPO 3,750,000 units, each consisting of one Ordinary Share and two warrants to purchase one Ordinary Share each. In addition, the underwriter exercised its over-allotment option with respect to 1,125,000 warrants to purchase 1,125,000 Ordinary Shares.

The warrants were exercisable immediately upon issuance, at an exercise price of $4.00 per Ordinary Share and are exercisable until September 12, 2027. On September 16, 2022, 40,000 warrants were exercised into 40,000 Ordinary Shares. On December 14, 2022, the exercise price of the warrants was adjusted to $2.00 per Ordinary Share.

In connection with the IPO, the Company received gross proceeds of approximately $16.0 million, before deducting underwriting discounts and commissions and before offering expenses ($14.9 million net proceeds after deducting approximately $1.1 million of underwriting discounts and commissions and approximately $13.3 million after other IPO expenses). The Ordinary Shares and warrants were approved for listing on the Nasdaq and commenced trading under the symbol “WLDS” and “WLDSW,” respectively, on September 13, 2022. The Company’s Ordinary Share and warrant prices on Nasdaq were $0.4450 and $0.0682, respectively, as of March 12, 2024.

f.	On November 25, 2022, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. On May 23, 2023, the Company received a notification letter from Nasdaq that the Company had been granted an additional 180-day compliance period, or until November 20, 2023, to regain compliance with Nasdaq’s minimum bid price rule. On June 9, 2023, the Company received a written notice from Nasdaq Stock Market LLC, indicating that it has regained compliance with the minimum bid price requirement. On October 24, 2023, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until April 22, 2024, to regain compliance with the minimum bid price requirement. In the event the Company does not regain compliance with the minimum bid price requirement by April 22, 2024, it may be eligible for an additional 180-calendar day grace period.

g.	On November 13, 2023, the Company completed a public offering of its securities whereby the Company issued and sold 4,444,444 Ordinary Shares. The Company received gross proceeds of approximately $2 million, before deducting underwriting discounts and commissions and before offering expenses ($1.7 million net proceeds after deducting underwriting discounts and commissions and other expenses).

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

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“USD”). The Company’s funding and revenues are mostly in USD. Thus, the functional currency of the Company is the USD.

Transactions and balances originally denominated in USD are presented at their original amounts. Balances in non-USD currencies are translated into USD using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-USD transactions and other items (stated below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation etc.) – historical exchange rates. Currency transaction gains or losses are recorded to finance income or expenses, as appropriate.

d.	Inventories:

Inventories are composed of parts of the Company’s products as well as completed products and are stated at the lower of cost or net realizable value. Inventory cost is determined on FIFO basis. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The cost of inventories comprises all costs of purchase, and other costs incurred in bringing the inventories to their present location and condition.

e.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the straight-line method, over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%
Office furniture, machines, leasehold improvements, and electronic equipment	7-15
Computers and software	33
Mold	50

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

Arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term.

The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The weighted-average rate applied was 8%. Right-of-use assets were measured at an amount equal to the lease liability.

For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

Leases with a lease term of 12 months or less at inception are not recorded within the Consolidated Balance Sheets and are expensed on a straight-line basis over the lease term in the Consolidated Statements of Operations and Comprehensive Loss.

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

The Company generate revenues from the sales of B2C “Mudra Band”, sales of B2B “Mudra development kits” and sales of pilot transactions.

The “Mudra Band” is an aftermarket accessory band for the Apple Watch which allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation. Revenue derived from the sale of “Mudra Band” is recognized at a point of time when control transfers to the customer. The Company believes that the delivery date is the most appropriate point in time indicating control has transferred to the customer.

The Company allows return and refund of Mudra Band within 30 days of having the Mudra Band delivered. The Company records an appropriate provision for such refunds.

Revenue derived from freight charges is considered as a separate performance obligation recognized when the related product revenue is recognized.

A pilot transaction has multiple performance obligations, and it generally takes a few months but less than one year. Each Mudra development kit sale also has multiple performance obligations.

The payment terms of the Mudra development kit sales are upon delivery of the Hardware, while the payment terms of the pilot transactions are within the pilot period.

In those transactions, each obligation- Hardware and API (for Mudra development kit) and tailor-made software application and technical support (for a pilot transaction) - is distinct and separately identifiable.

The amount allocated to the delivered items is recognized upon delivery, the amount allocated to API is recognized over the API period and the amount allocated to the technical support is recognized over the service period (a pilot period).

h.	Cost of revenues

Costs are expensed as incurred. The primary components of cost of revenues include the cost of the product and outbound freight charges.

i.	Research and development

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

Finance income is composed of interest on deposits and unrealized gain from foreign currency derivative activities, while finance expenses are composed of interest on senior secured credit facility, bank charges and net currency exchange rates differences.

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

Share-based compensation expenses related to employees’ and consultants’ options are measured at the grant date based on the fair value of the award and are generally expensed over the requisite service period (generally the vesting period). The Company recognizes compensation expense on a straight-line basis from the beginning of the service period. For awards with graded-vesting features, each vesting tranche is separately expensed over the related vesting period. The Company estimates the fair value of each stock option grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data include the expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate.

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

Level 1 – unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

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

The fair value of cash is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

r.	Concentration of Credit Risk

The Company maintains certain cash balances in a well-known Israeli banks and a U.S.-based bank.

The Company’s labor expenses are denominated mainly in NIS, and therefore, subject to foreign currency risk. During the year ended December 31, 2023, the Company partially hedged its foreign currency exchange risk.

The Company’s derivative instruments primarily include foreign currency forward agreements related to the NIS and associated with certain payroll payments. The Company’s foreign currency forward agreements related to foreign currency balance sheet exposure provide economic hedges but are not designated as hedges for accounting purposes. Changes in the value of the derivative, along with the transaction gain or loss on the hedged item, are recorded within the Company’s consolidated statements of loss.

s.	Cash and cash equivalents:

Cash equivalents are highly liquid investments that are readily convertible into cash, typically with an original maturity of three months or less.

t.

Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker, who is the Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying consolidated financial statements for the purposes of making operating decisions, assessing financial performance, and allocating resources.

u.	Subsequent Events

In connection with the preparation of these consolidated financial statements, the Company and management evaluated subsequent events through March 13, 2024, the date these consolidated financial statements were available to be issued.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3 - INVENTORIES

	December 31
	2023	2022
	U.S. dollars in thousands
Cost:
Raw materials	514	6
Work-in-progress	206	-
Finished goods	312	-
	1,032	6

NOTE  4 - PROPERTY AND EQUIPMENT, net

	December 31
	2023	2022
	U.S. dollars in thousands
Cost:
Computers and software	204	124
Furniture and leasehold improvements	38	7
Electronic equipment	20	9
Machines and molds	72	-
	334	140
Less - accumulated depreciation	140	72
	194	68

NOTE 5- LEASES

The Company has operating leases for its offices and vehicles. The Company’s leases have remaining terms of less than one year to approximately 2 years, some of which may include options to extend the leases for up to 2 years.

The following table summarizes the classification of operating lease right-of-use assets and liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2023 and 2022:

	December 31
	2023	2022
	U.S. dollars in thousands
Assets
Right of use assets	592	180
Liabilities
Short term	297	68
Long term	278	94
Total lease liabilities	575	162

At December 31, 2023, the future minimum lease payments under the Company’s operating lease liabilities are as follows:

Year ended December 31,	U.S. dollars in thousands
2024	308
2025	289
2026	22
Total future minimum lease payments	619
Less imputed interest	(44)
Total operating lease liabilities	575
Less operating lease liabilities, current	(297)
Operating lease liabilities, non-current	278

Total expenses under all operating leases were $232 thousand, $74 thousand, and $42 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6 - COMMITMENTS AND CONTINGENCIES

a.	Royalties to the Israel Innovation Authority (“IIA”):

The Company receives royalty-bearing grants from the IIA, for approved research and development projects. The programs include grants for: wages, materials, subcontractors and miscellaneous. The Company was required to pay royalties at the rate of 3%-3.5% on sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

As of December 31, 2018, two IIA programs were completed, while the amounts received for them aggregated to $1.224 million. In addition, another IIA approved plan commenced on May 1, 2020, and was completed on July 31, 2021, pursuant to which a total of $627 thousand was received. During January 2023, the IIA approved an additional program to finance further development of the Company’s manufacturing process of its wearable neural interface in Israel. The approved program is in amount of approximately $900 thousand (NIS 3.1 million), of which the IIA will finance 60%; as of December 31, 2023, $288 thousand was received.

The terms of the grants under the Encouragement of Research, Development and Technological Innovation in the Industry 1984 require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the IIA is sufficient). During December 2022, the Company received an approval from the IIA to transfer some of its manufacturing activities abroad.

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

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6 - COMMITMENTS AND CONTINGENCIES (cont.):

Research and development grants deducted from research and development expenses amounted to $415, nil and $289 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $2.2 million plus interest which may be increased, depending on the manufacturing volume that is performed outside Israel. The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development, in whole or part, of its Mudra product and its Mudra Band product, without the IIA Research Committee approval.

b.	Royalties to the Israeli Ministry of Economy and Industry (“IMEI”):

During 2020, the Company received a grant from the IMEI, for approved marketing expenses amounting to $95 thousand. The program includes participation in expenses for: consulting for marketing, advertising and online marketing, flights to exhibitions and miscellaneous.

Sales and marketing grants deducted from sales and marketing expenses amounted to $42 thousand for the year ended December 31, 2021.

Under the agreement with the IMEI, if the export revenues in the defined target market increase by $311 thousand compared to the base year, the Company would be required to pay royalties at the rate of 3% of the increase, with the funds provided by the IMEI up to an amount equal to 100% of the IMEI marketing grant received, linked to the consumer price index (“CPI”).

As of December 31, 2023, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, is $95 thousand linked to the CPI.

c.	Lease Commitments – Operating Leases:

On July 1, 2018, the Company entered into a lease agreement for a period which expired on September 30, 2022. The monthly lease payment totaled approximately $5 thousand.

After September 30, 2022, the Company stayed on the lease on a month-to-month basis. At the end of January 2023, the Company terminated this lease with 60 days’ termination notice that ended on March 31, 2023.

In January 2023, the Company entered into a new lease agreement in Yokne’am Illit, Israel for a period which started on February 1, 2023, and expires on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. The Company’s monthly rent payment for this facility is approximately $16 thousand during the first lease year and will be increased to approximately $20 thousand during the second lease year. During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year. The Company expects to exercise the option and extend the lease for another year.

The Company’s subsidiary, Mudra Wearable, established an office located in California. The lease is on a month-to-month basis with de-minimis consideration. Additionally, during 2022, the Company entered into lease agreements to lease 5 vehicles for a period of 3 years.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 - CONVERTIBLE SECURITIES

A. During 2017, 2018, January 2019, April 2019 and November 2019, the Company entered into convertible security agreements with certain investors, according to which the Company received an aggregate amount of $400 thousand, $600 thousand, $100 thousand, $200 thousand and $100 thousand, respectively, bearing interest at the rate of 4% per annum. Such amounts including the accrued interest were converted into Ordinary Shares, based on a share price agreed upon in the respective agreement of $0.79, $0.79 $0.92, $0.92 and $1.69, respectively, in April 2021.

In December 2019, the Company entered into additional convertible security agreements with an aggregate principal amount of $1.5 million, which was converted into Ordinary Shares based on a share price agreed upon in the agreement of $1.22 in April 2021.

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

B. April 2021 investors - In June 2022, the Company received from Alpha Capital Anstalt (“Alpha”) the contractually required written consent to proceed with the IPO (the “June 2022 Consent”) in exchange for a cash payment of $300,000 from the proceeds of the IPO, which was paid on September 28, 2022, following the completion of the IPO. Pursuant to the share purchase agreements the Company entered into with certain investors in April 2021 (the “April 2021 SPAs”), in the event of an initial public offering event or in a Dilutive Issuance event (as defined below), reflecting a pre-money valuation of $26,400,000, or a lower one, then such investors shall receive additional Ordinary Shares and additional shares underlying each warrant, based on 80% of the price per share at the IPO (the “Discounted PPS”), less the number of Ordinary Shares issued to them in the April 2021 financing, and the number of shares underlying each warrant shall be increased assuming the exercise amount is divided by the Discounted PPS. Additionally, beginning on April 22, 2021 and until the earlier of (i) the 90th calendar day after the expiration of the applicable lock-ups, following the IPO date (i.e. June 2023) or (ii) three years from April 22, 2021, if the Company or its subsidiary shall issue any Ordinary Shares or equivalents of Ordinary Shares, in an equity transaction other than an exempt issuance, entitling any person or entity to acquire Ordinary Shares at an effective price per share less than the per share purchase price of $2.25 (subject to prior adjustment for reverse and forward stock splits and the like) (a “Dilutive Issuance”), then, for no additional consideration, the Company shall immediately issue to the investors in the April 2021 financing that number of additional Ordinary Shares equal to (a) the per share purchase price of $2.25 divided by amount actually paid in new cash consideration by third parties for each Ordinary Share in the Dilutive Issuance less (b) the number of Ordinary Shares issued to Alpha and other investors at the closing of the April 2021 financing pursuant to April 2021 SPAs. Pursuant to the June 2022 Consent, the investor in the April 2021 financing waived their rights for such adjustments as of the date of the IPO and deferred such adjustments (if any) to be effected on the 90th calendar day following the closing of the IPO.

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

NOTE 8 – CREDIT FACILITY

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

Additionally, the Credit Facility agreement requires the Company to retain Pure Capital for investor relations services and other related strategic services in exchange for a monthly base fee of $35 thousand, upon the closing of the IPO, under a 3 year consulting agreement. If 70% or more of the warrants (or other convertible securities) issued in connection with the IPO are exercised during the term of such instrument, then the base monthly fee will immediately increase to $70 thousand, which increase shall apply retroactively to the closing of the IPO date. In addition, Pure Capital shall serve as the Company’s strategic consultant in connection with any offering or financing transaction of the Company, each, in excess of $5 million (which does not include the IPO) in exchange for a per offering and/or transaction fee of $100 thousand for the closing. Total expenses for services rendered under the Pure Capital agreement were $420 thousand and $122 thousand for the years ended December 31, 2023 and 2022, respectively.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9 – SHAREHOLDERS’ EQUITY (DEFICIT):

a.	Share capital

The share capital as of December 31, 2023 and 2022, is composed of as follows:

	Number of shares
	Authorized		Issued and outstanding
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Ordinary shares, NIS 0.01 par value	50,000,000	50,000,000	20,387,428	15,049,720

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

During 2018, 2020, 2021 and 2022, the Company issued 111,142, 15,430, 241,533 and 4,666 Ordinary Shares, respectively, upon exercise of employees’ options.

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

NOTE 9 – SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

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

In June 2023, 724,139 warrants were exercised into 724,139 Ordinary Shares at an exercise price of $2.00 per Ordinary Share.

During November 2023, the Company completed a follow-on public offering for gross proceeds of $2 million, in which the Company issued 4,444,444 Ordinary Shares priced to the public at $0.45 per share.

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

On December 15, 2022, the Company’s Board of Directors approved an increase of a total of 424,653 Ordinary Shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that there are 2,257,458 Ordinary Shares underlying options granted (including options that were exercised into Ordinary Shares) or reserved for future issuance under the 2015 Plan.

On August 23, 2023, the Company’s Board of Directors approved an increase of a total of 931,139 Ordinary Shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that there are 3,188,597 Ordinary Shares underlying options granted (including options that were exercised into Ordinary Shares) or reserved for future issuance under the 2015 Plan.

As of March 13, 2024, the Company had 1,066,637 Ordinary Shares reserved for future issuance under the 2015 Plan.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9 – SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

Options to employees

Below is a summary of the Company’s options activity and related information with respect to options granted to employees during the years ended December 31, 2023 and 2022.

	Year ended December 31,		Year ended December 31,
	2023		2022
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding - beginning of the year	988,264	$0.563	863,264	$0.614
Granted	*471,500	$1.224	145,000	$0.184
Exercised	-	$-	(4,666)	$0.003
Expired or forfeited	(5,000)	$0.664	(15,334)	$0.003

Outstanding - end of the year	1,454,764	$0.777	988,264	$0.563

Exercisable at end of year	889,125	$0.612	753,236	$0.703

The weighted-average grant date fair value of stock-based awards granted was $1.224, $0.184 and $0.323 per share during the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of employment.

The following weighted-average assumptions were used in determining the most recent fair values of stock options using the Black-Scholes valuation model:

2023

Expected dividend yield	0%
Expected stock price volatility	55.0%
Risk free interest rate	4.10%
Expected life of options	6.25

*	Including the grant of 120,000 options to purchase up to 120,000 Ordinary Shares to directors, as approved by the Company’s shareholders on November 30, 2023, with an exercise price of $1.32 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of employment or service. The fair value of each option as of the grant date was $0.12, determined using the Black-Scholes option pricing model and the total expenses of $15 thousand will be expensed over the option vesting periods of three years.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9 – SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

Options to consultants

The Company’s outstanding options to consultants as of December 31, 2023 were as follows:

Issuance date	In connection with	No. of options issued	Exercise price	No. of options exercisable
2015	Rendered services	110,655	$0.003	110,655
2017	Rendered services	36,885	$0.003	36,885
2021	Rendered services	69,090	$0.003-$2.25	69,090
2023*	Rendered services	100,000	$0.546	37,778

*	On April 27, 2023, the Company’s Board of Directors approved the additional grant of options to purchase up to 100,000 Ordinary Shares to a consultant, with an exercise price of $0.55 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of services. The fair value of each option as of the grant date was $0.26, determined using the Black-Scholes option pricing model and the total expenses of $26 thousand will be expensed over the option vesting periods of three years.

The share-based compensation expenses are recognized in the following line items in the consolidated statements of comprehensive loss in the years ended:

	December 31
	2023	2022	2021
	U.S. dollars in thousands
Research and development expenses	83	180	105
Sales and marketing expenses	61	401	111
General and administrative expenses	97	209	83
	241	790	299

Equity Warrants to investors and associated with the IPO, as of December 31, 2023:

Number of warrants/ options	Issuance date	Exercise price	Exercise ratio	Expiration date	Notes
7,860,861	September 13, 2022	$2.00	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Registered for trading (*)
671,687	September 15, 2022	$5.29	Each warrant is exercisable into 1 Ordinary Share, See note 7(B) above	18 months following the issuance date	Owned by April 2021 investors
187,500	September 15, 2022	$5.31	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Owned by underwriter
23,640	September 15, 2022	$4.23	Each warrant is exercisable into 1 Ordinary Share	10 years following the issuance date	Owned by the legal advisor

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9 – SHAREHOLDERS’ EQUITY (DEFICIT) (cont.):

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

The exercise price per whole Ordinary Share purchasable upon exercise of the warrants $4.00 per share (the “Initial Exercise Price”). The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to the Company’s shareholders. Subject to certain exemptions outlined in the warrant, for a period until two years from the date of issuance of the warrant, if the Company shall sell, enter into an agreement to sell and subsequently sells, or grant any option to purchase, or sell, enter into an agreement to sell and subsequently sells, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition the subsequently closes) any Ordinary Shares or convertible security, at an effective price per share less than the exercise price of the warrant then in effect, the exercise price of the warrant shall be reduced to equal the effective price per share in such Dilutive Issuance; provided, however, that in no event shall the exercise price of the warrant be reduced to an exercise price lower than 50% of the Initial Exercise Price. On the date that is 90 calendar days immediately following the initial issuance date of the warrants, the exercise price of the warrants will adjust (the “Reset Price”), provided that such value is less than the exercise price in effect on that date. The Reset Price is equal to the greater of (a) 50% of the Initial Exercise Price of the warrants on the issuance date or (b) 100% of the lowest volume weighted average price per Ordinary Share occurring on any day between the initial exercise date of the warrants and 90 calendar days following the issuance date of the warrants. The lowest Reset Price is $2.00, which is 50% of the Initial Exercise Price.

NOTE 10 - TAXES ON INCOME:

a.	The Company is taxed under the Israeli law.

b.	Income of an Israeli company is subject to corporate tax. The corporate tax rate in Israel is 23%.

c.	Tax assessments - In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2016 are considered final.

d.	Carryforward tax losses of the Company as of December 31, 2023, amounted to approximately $13.8 million; however, a full valuation allowance of $3.2 million was recorded against the potential future tax benefits.

e.	The Subsidiary is taxed under the U.S. tax law. The federal tax rate is 21%.

NOTE 11 – RELATED PARTIES

The employment expenses of the co-founders who each owns more than 5% of the Company’s Ordinary Shares: Asher Dahan (the Chairman of the Board of Directors and the Chief Executive Officer), Guy Wanger (President and Director) and Leeor Langer (the Chief Technology Officer), for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $293 thousand, $331 thousand, and $145 thousand, respectively. On March 14, 2022, the Company’s shareholders meeting approved the increase of the monthly salary of each of the Company’s co-founders to NIS 70 thousand (approximately $19 thousand), plus social benefits and leased car, and approved a one-time bonus equal to 6 monthly salaries, upon the closing of the IPO which was accomplished in September 2022 (see note 1e).