Form 20-F
period 2024-12-31
Wearable Devices Ltd.
filed 2025-03-20
CIK 1887673

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Asher Dahan

Chief Executive Officer

Tel: +972.4.6185670

asher.dahan@wearabledevices.co.il

5 Ha-Tnufa Street

Yokne’am Illit, 2066736

Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value per share	WLDS	Nasdaq Capital Market
Warrants to Purchase Ordinary Shares	WLDSW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 707,463 ordinary shares as of December 31, 2024.

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

Wearable Devices Ltd.

INTRODUCTION

In this annual report, “we,” “us,” “our,” the “Company” and “WLDS” refer to Wearable Devices Ltd.

Wearable Devices Ltd. was incorporated in Israel in 2014 under the name “Wearable Devices Ltd.”

We are a growth company developing a non-invasive neural input interface in the form of a wrist wearable band for controlling digital devices using subtle touchless finger movements. Since our technology was introduced to the market in 2014, we have been working with both Business-to-Business, or B2B, and Business to Consumer, or B2C, customers as part of our push-pull strategy. We have completed the transition phase from research and development to commercialization of our technology into B2B and B2C products. At the same time, we are manufacturing our first B2C consumer product, the Mudra Band, an aftermarket accessory band for the Apple Watch which allows touchless operation and control of Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.647 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2024.

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

On October 7, 2024, we effectuated a 1-for-20 reverse share split of our issued and outstanding Ordinary Shares, no par value per share, or the Ordinary Shares in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), and on March 17, 2025, we effectuated an additional 1-for-4 reverse share split of our issued and outstanding Ordinary Shares. All historical quantities of the Ordinary Shares and per share data herein are presented on a post-split basis to give effect to our 1-for-20 reverse share split and our 1-for-4 reverse share split effected prior to the start of trading on Nasdaq on October 10, 2024 and on March 17, 2025, respectively.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	Surface Nerve Conductance, or SNC, becoming the industry standard input method for wearable computing and consumer electronics;

●	our ability to maintain and expand our existing customer base;

●	our ability to maintain and expand compatibility of our devices with a broad range of mobile devices and operating systems;

●	our ability to maintain our business models;

●	our ability to correctly predict the market growth;

●	our ability to remediate material weaknesses in our internal control over financial reporting;

●	our ability to retain our founders;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to raise capital through the issuance of additional securities;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	other risks and uncertainties, including those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary Risk Factors

Risks Related to Our Business

●	We are a growth company with limited operating history. We may never be able to effectuate our business plan or achieve sufficient revenue or reach profitability;

●	We invest effort and money into seeking validation of our technology and products with B2B companies. There can be no assurance that we will enter into license agreements, which could adversely affect our future business, results of operations and financial condition;

●	There is no assurance that wrist SNC will be the dominant input method in the wearable computing and consumer electronics industry;

●	If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be affected;

●	If we are unable to develop and introduce new gesture input functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected;

●	Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand;

●	The period of time from a license agreement to implementation of our technology is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation;

●	We rely on a limited number of suppliers, contract manufacturers, and logistics providers, and each of our products is manufactured by a single contract manufacturer;

●	Our actual or perceived failure to comply with legal obligations with respect to personal information and customer data could harm our business.

Risks Related to the Industry in Which We Operate

●	The forecasts of market growth included in this annual report on Form 20-F may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all;

●	The market for wearable computing devices is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results would be harmed;

●	If we do not compete effectively, our prospects, operating results, and financial condition could be adversely affected.

Risks Related to Our Financial Condition and Operations

●	We may need to raise additional capital required to grow our business. We may not be able to raise capital on terms acceptable to us or at all, and the sale of additional shares, equity or debt securities could result in additional dilution to our shareholders;

●	We have a going concern opinion which could prevent us from obtaining new financing on reasonable terms or at all;

●	Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

Risks Related to Ownership of our Ordinary Shares and Warrants

●	Our current officers and directors and holders of more than 5% of our Ordinary Shares currently beneficially own an aggregate of approximately 18.7% of our Ordinary Shares and are able to exert significant control over matters submitted to our shareholders for approval;

●	Our Warrants, which are speculative in nature, are listed on Nasdaq separately and may provide investors with an arbitrage opportunity that could adversely affect the trading price of our Ordinary Shares;

●	We do not know whether a market for the Ordinary Shares or Warrants will be sustained or what the trading price of the Ordinary Shares or Warrants will be. As a result, it may be difficult for you to sell your securities;

●	If we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Ordinary Shares could be delisted from Nasdaq.

Risks Related to Our Intellectual Property

●	We may not be able to adequately protect or enforce our intellectual property rights. Our efforts to do so may be costly;

●	If we are unable to protect our domain names, our brand, business, and operating results could be adversely affected;

●	We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights;

●	Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

Risks Related to Operations in Israel

●	Conditions in Israel, including implications of political, economic and military instability arising from the multi-front war, affect our operations and may limit our ability to produce or sell our products and our ability to raise additional funds;

●	We may be subject to the limitations resulting from our receipt of Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions;

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

General Risk Factors

●	We incur significant costs as a result of our being a public company. Our management is required to devote substantial time to compliance with ongoing SEC and Nasdaq requirements;

Risks Related to Our Business

We are a growth company with limited operating history. We may never be able to effectuate our business plan or achieve sufficient revenue or reach profitability.

For some aspects of our technology, we are still a growth company, and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. Although we have produced a working development kit – the Mudra Development Kit (formerly named Mudra Inspire) – we have not mass produced any product planned for global consumers. Even if we are able to do so, we may not be able to manufacture the product at the low costs needed to support our business models. We have not yet entered into any commercial arrangement for the licensing of our technology under a licensing model.

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

We invest effort and money from the time of our initial contact with a B2B company, be it a consumer electronics company or a consumer electronics brand, to the date on which the B2B company chooses to integrate our technology into one or more of its products. The B2B company integrates our products and our proprietary software and hardware into a complete consumer electronics product that it manufactures. Successful validation of our technology will result in a signed commercial license agreement with the B2B company. However, we estimate there will be a three-to-five-year period from the time we are first introduced to such a customer to signing a licensing agreement and as of March 19, 2025, we have not entered into any licensing agreements. This is a significant amount of time and negotiations may break down during the course of such negotiations. Accordingly, there is a possibility that we could expend our resources without success.

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

Although we believe that SNC, the technology behind our Mudra gesture recognition system that tracks neural signals in the user’s wrist, will become the industry standard input method for wearable computing and consumer electronics, it is possible that other input methods, such as electroencephalography, electromyography voice or camera gestures-or a new, disruptive sensor based on new or existing technology-will achieve acceptance or dominance in the market. If wearable computing and consumer electronics based on other input methods gain acceptance by the market, consumer electronics companies, consumer electronics brands and consumers in place of or as a substitute to SNC, and we do not sign license and integration agreements to the same extent as we expect, our business, results of operations and financial condition would be adversely affected.

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

If we are unable to successfully comply with Apple Inc.’s, or Apple, “Accessory Design Guidelines for Apple Devices”, our business, results of operation and financial condition may be adversely affected.

Our consumer product, the Mudra Band, is an aftermarket accessory band for the Apple Watch which allows touchless operation and control of the watch and iPhone. Apple enforces strict guidelines which address the physical design of cases, covers, screen overlays, and camera attachments for Apple devices and specifications for hardware accessories that use Bluetooth to communicate with Apple products including Mac, iPhone, iPad and iPod touch models. All accessories must meet requirements which include, and may not be limited to, compliance testing, integrated USB receptacles, user supplied cables and AC power adapters, attachments, magnetic interference, radio frequency performance, thermal management and tripod connections. In particular, watch bands, such as the Mudra Band, have to meet certain requirements with respect to lugs, magnetic chargers, band sizes and dimensions, band material, and environmental regulations. Accessories have to also comply with Bluetooth accessory identification, accessory power (lighting), app discovery, device power, power and communications protocols, Bluetooth, Bluetooth low energy and connectors.

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

We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including the following:

●	inability to satisfy demand for our products;

●	reduced control over delivery timing and product reliability;

●	reduced ability to oversee the manufacturing process and components used in our products;

●	reduced ability to monitor compliance with our product manufacturing specifications;

●	reduced ability to develop comprehensive manufacturing specifications that take into account materials shortages, materials substitutions, and variance in the manufacturing capabilities of our third-party contract manufacturers;

●	price increases;

●	the failure of a key supplier, contract manufacturer, or logistics provider to perform its obligations to us for technical, market, or other reasons;

●	difficulties in establishing additional contract manufacturing relationships if we experience difficulties with our existing contract manufacturers;

●	shortages of materials or components;

●	misappropriation of our intellectual property;

●	exposure to natural catastrophes, political unrest, war, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

●	changes in local economic conditions in countries where our suppliers, contract manufacturers, or logistics providers are located;

●	the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

●	insufficient warranties and indemnities on components supplied to our contract manufacturers.

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

We collect, store, process, and use personal information and other customer data, which subjects us to governmental regulation and other legal obligations related to privacy, cybersecurity, and data protection, and our actual or perceived failure to comply with such obligations could harm our business.

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

In the United States, the U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. We continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more stringent subject matter specific state laws in the United States. For example, in 2018, California enacted the California Consumer Privacy Act, or the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. In addition, various U.S. state privacy laws in that became effective in 2024, and upcoming laws in various other states taking effect in 2025, impose additional obligations that vary by jurisdiction. Compliance requirements continue to evolve, creating additional operational challenges and potential liabilities. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Our users may also accidentally disclose or lose control of their passwords, creating the perception that our systems are not secure against third-party access. Additionally, if third parties we work with, such as vendors, developers, or consumer electronics customers who licensed our technology, violate applicable laws, agreements, or our policies, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business.

Similarly, many other countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in certain circumstances, IP addresses and other online identifiers. For example, under the General Data Protection Regulation in Europe, or the GDPR, and its UK equivalent, or the U.K. GDPR, and the CCPA, non-compliance could result in fines, penalties, or sanctions, including penalties of up to 4% of annual worldwide turnover or EUR 20 million (approximately $21 million), whichever is greater. Given the breadth and depth of its obligations, working to meet the requirements of the GDPR has required significant time and resources, including a review of our technology and systems currently in use against the requirements of the GDPR. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. We have taken measures to address certain obligations under the GDPR and to make us GDPR compliant, but we may be required to take additional steps in order to comply with the GDPR. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and operating results, and our ability to conduct business in the EU could be significantly impaired.

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

Moreover, as global legislation, enforcement, and policy activity expand, we are subject to increasingly complex and varying international, federal, and state data privacy and cybersecurity laws, including those requiring specific protections for the transfer, storage, and use of personal data. Ensuring compliance with these laws, such as the GDPR, U.K. GDPR, CCPA, and similar legislation in other jurisdictions, is costly and resource-intensive, and failure to comply could result in significant financial and reputational harm.

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

We distribute the mobile Mudra Inspire, Mudra Band application, and other future applications, through smartphone and tablet application stores managed by Apple and Google LLC, or Google, among others. We cannot assure you that the third-party application stores through which we distribute our mobile applications will maintain their current structures or that such application stores will not charge us fees to list our application for download. We are also depending on these third-party application stores to enable us and our users to timely update our mobile applications and to incorporate new features, integrations, capabilities and enhancements. In addition, certain of these companies are now, and others may in the future become, competitors of ours and could stop allowing or supporting access to our platform through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our platform less desirable or harder to access, in each case for competitive reasons.

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

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial statements.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business and financial statements. For example, President Donald Trump has signed executive orders imposing tariffs on certain imports from Mexico, Canada and China, although some have been delayed. The extent and duration of the tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products in affected markets. Further, actions we take to adapt to new tariffs or trade restrictions may cause us to modify our operations or forgo business opportunities

Artificial intelligence presents risks and challenges that can impact our business by posing security risks to our confidential information, proprietary information and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We utilize AI tools and features in our products and the provision of our services, and work with vendors that incorporate artificial intelligence tools into their offerings and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information and adversely impact our business.

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

The market of input methods and peripheral devices for digital computers is highly competitive, with companies offering a variety of competitive products and services. We plan to develop and offer additional consumer electronics products for controlling and interacting with computers and digital devices. Additional consumer offerings will include applications for a variety of devices which will add value to the consumer beyond hardware functions. However, if we are unable to successfully develop additional consumer products, our results of operation may suffer. We expect competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that are potentially more competitive than our products and services. The digital devices input methods market has a multitude of participants, including specialized consumer electronics companies, such as Apple, Meta Platforms Inc. (formerly Facebook, Inc.), or Meta, and Google, and traditional peripheral and input solutions companies, such as Microsoft Corporation, or Microsoft, Logitech International S.A. and Razer Inc. In addition, many large, broad-based consumer electronics companies either compete in our market or adjacent markets or have announced plans to do so, including Apple and Facebook. For example, in September 2024, Meta announced that it is developing a “neural interface” that can be used to control its prototypical Orion AR glasses. In October 2023, Apple released the Apple Watch Ultra2 Double Tap capability, which allows users to tap the index finger and thumb together twice to answer a call, reply to a message, see and scroll through the Smart Stack and more based on the watch’s inertial measurement unit, or IMU, and photoplethysmography, or PPG, sensors. We also compete with a wide range of after-market periphery-related input devices that can be purchased in retail and online stores from a multitude of manufacturers. We believe that many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services, larger and broader customer bases, more established relationships with a larger number of suppliers, contract manufacturers, and channel partners, greater brand recognition, ability to leverage app stores which they may operate, and greater financial, research and development, marketing, distribution, and other resources than we do. Our competitors and potential competitors may also be able to develop products or services that are equal or superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. Some of our competitors may aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us. If we are not able to compete effectively against our current or potential competitors, our prospects, operating results, and financial condition could be adversely affected.

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

Risks Related to Our Financial Condition and Operations

Our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

In part because we have incurred losses in each year since our inception, our audited consolidated financial statements for the period ended December 31, 2024 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2024, that could cast significant doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2024 have been prepared assuming that we will continue as a going concern. To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2024, we incurred accumulated losses of approximately $29.1 million. A going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We have completed our IPO and follow on fund raising, but we require additional financing in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

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

Our operating results and other operating metrics have fluctuated in the past and may continue to fluctuate in each reported period. We expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

●	the level of demand for our neural input devices and our ability to maintain or increase the size and engagement of our users;

●	the demand and volume of our licensing agreements with third-party companies such as computer electronics manufacturers;

●	the continued market acceptance of, and the growth of the market for, neural input technology for wearable computing devices;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our market;

●	pricing pressure as a result of competition or otherwise;

●	delays or disruptions in our supply, manufacturing, or distribution chain;

●	errors in our forecasting of the demand for our products, which could lead to lower revenue or increased costs, or both;

●	the mix of products sold in a reported period;

●	seasonal buying patterns of consumers;

●	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

●	insolvency, credit, or other difficulties confronting our suppliers, contract manufacturers, or logistics providers leading to disruptions in our supply or distribution chain;

●	levels of product returns, stock rotation, and price protection rights;

●	adverse litigation judgments, settlements, or other litigation-related costs;

●	changes in the legislative or regulatory environment, such as with respect to privacy, information security, consumer product safety, and advertising;

●	product recalls, regulatory proceedings, or other adverse publicity about our products;

●	fluctuations in foreign exchange rates;

●	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

●	the overall global political and economic environment in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent multi-front war that Israel is facing; and

●	general economic conditions in either domestic or international markets.

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

Risks Related to the Ownership of the Ordinary Shares and Warrants

Our current officers and directors and holders of more than 5% of our Ordinary Shares currently beneficially own an aggregate of approximately 18.7% of our Ordinary Shares and they will be able to exert significant control over matters submitted to our shareholders for approval.

As of March 19, 2025, our current officers and directors and holders of more than 5% of our Ordinary Shares beneficially own an aggregate of approximately 18.7% of our Ordinary Shares. Consequently, they are able to exert significant control over matters submitted to our shareholders for approval. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. For more information, see “Item 8.A. - Consolidated Statements and Other Financial Information - Dividends.”

Management will have broad discretion as to the use of the proceeds from the potential exercise of the Warrants and from our recently completed public offering.

Our management will have broad discretion in the allocation of the net proceeds, if any, from the exercise of the Warrants and from our recently completed public offering, which closed on January 30, 2025. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

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

On October 24, 2023, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying us that we were not in compliance with the Minimum Bid Price Requirement because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until April 22, 2024, to regain compliance with the Minimum Bid Price Requirement. In the event we do not regain compliance with the Minimum Bid Price Requirement by April 22, 2024, we may be eligible for an additional 180-calendar day grace period. On April 24, 2024, we announced that we received a letter from the Nasdaq Stock Market LLC pursuant to which Nasdaq granted us an extension until October 21, 2024, to regain compliance with the minimum bid price requirement. On October 7, 2024, we effectuated a 1-for-20 reverse share split in order to regain compliance with Nasdaq Listing Rule 5550(a)(2). As a result, we were informed by Nasdaq on October 28, 2024 that we had regained compliance.

On January 16, 2025, we received a written notification from Nasdaq, which stated that we were no longer in compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq, listing Nasdaq Rule 5550(b)(1), due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity. In our Report of Foreign Private Issuer on Form 6-K, dated September 23, 2024, we reported stockholders’ equity of approximately $1,695,000 as of June 30, 2024. In accordance with Nasdaq rules, we submitted a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on our listing on Nasdaq, and during the grace period, as may be extended, our ordinary shares and warrants will continue to trade on Nasdaq under the symbol “WLDS” and “WLDSW,” respectively. Although we believe that our stockholders’ equity exceeds $2,500,000, there is no guarantee that we will regain compliance with Nasdaq rules.

A future decline in the closing price of our Ordinary Shares on Nasdaq or other factors that cause us not to meet any Nasdaq continued listing requirements could result in suspension or delisting procedures in respect of our Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Ordinary Shares to investors and cause the trading volume of our Ordinary Shares to decline, which could result in a further decline in the market price of our Ordinary Shares.

The Warrants are speculative in nature.

Except as otherwise set forth therein, our Warrants do not confer any rights of Ordinary Share ownership on their holders, such as voting rights, but rather merely represent the right to acquire Ordinary Shares at a fixed price for a limited period of time. Specifically, holders of the Warrants may exercise their right to acquire Ordinary Shares and pay an exercise price of $160.00 per Ordinary Share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. There can be no assurance that the market price of our Ordinary Shares will ever equal or exceed the exercise price of the Warrants. In the event that our Ordinary Shares price does not exceed the exercise price of such Warrants during the period when such Warrants are exercisable, the Warrants may not have any value.

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

For so long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing not to delay such adoption of new or revised accounting standards. Our election not to use this extended transition period for complying with new or revised accounting standards is irrevocable;

●	exemption from compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board with respect to mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., critical audit matters); and

●	our ability to present only two years of audited financial statements and only two years of related disclosure in certain SEC filings.

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

We will follow Israeli laws and regulations that are applicable to Israeli companies. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

We may be considered a PFIC or become a PFIC in the future. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. A U.S. taxpayer that holds our warrants is taxed in a manner similar to a U.S. taxpayer owning Ordinary Shares if such taxpayer realizes gain on the sale of the warrants. If the U.S. taxpayer holding the warrants exercises the warrants to purchase common shares, the holding period over which any income realized is allocated includes the holding period of the warrants. The U.S. warrant holder is treated as a holder of PFIC stock taxable under the ordinary income allocation and interest charge regime described above. If the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares and Warrants by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares and Warrants; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares and Warrants during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares and Warrants if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares and Warrants are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares and Warrants in the event that we are a PFIC. See “Item 10.E. Taxation - U.S. Federal Income Tax Considerations - Passive Foreign Investment Companies” for additional information.

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

Our offices are located in Yokne’am Illit, Israel, thus, political, economic, and military conditions in Israel may directly affect our business. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. As of March 18, 2025, the ceasefire that had been in place since January 2025 has ended, and hostilities have resumed. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, and economic instability. There remains significant uncertainty regarding the duration and escalation of the conflict, and further military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon, has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon, and in October 2024, the Israeli military initiated a ground operation in Lebanon, primarily near the Israel-Lebanon border. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

In April and October 2024, Iran launched missile and unmanned aerial vehicle, or UAV, attacks on Israel. Most of the missiles and UAVs were intercepted by Israel’s defense systems, with support from the United States and other countries, including regional allies, preventing significant damage and resulting in no casualties. Despite the successful interceptions, the attacks posed an elevated threat to Israel’s security. In response to the Iranian attack in April 2024, Israel conducted targeted military strikes against Iranian military assets in Syria, aiming to degrade Iran’s operational capabilities in the region and deliver a strong deterrent message. On April 19, 2024, the air force base in Esfahan, Iran, and the A-T’ala airport in the A-Sweida area of southern Syria were attacked, with these strikes attributed to Israel.

In December 2024, Ba’athist Syria, led by President Bashar al-Assad, collapsed during a major offensive by opposition forces made up of several competing rebel groups. In response, the Israeli Defense Forces took control over a United Nations-designated buffer zone over Mount Hermon that separated Israel and Syria. Simultaneously, Israel conducted targeted military strikes against military assets in Syria, aiming to eliminate any chemical weapons storage sites that could be used by rebel groups and further weaken Iran’s operational capabilities in the region. While the transitional government of Syria has indicated that it is interested in reconstruction and stability rather than a continuation of conflicts with Israel, there are no guarantees that there is no future escalation of hostilities or that Syria will permit other neighboring countries to launch attacks at Israel from its territory.

It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, will join the hostilities. Additionally, Iran may continue its direct aggression against Israel. Such hostilities may include terror and missile attacks. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

Any hostilities involving Israel, terrorist activities, political instability or violence in the region, or the interruption or curtailment of trade or transport among Israel and its trading partners could make it more difficult for us to raise capital, if needed in the future, and adversely affect our operations and results of operations and the market price of our Ordinary Shares. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the second downgrade by Moody’s of its credit rating of Israel from A2 to Baa1 in September 2024).

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate principal amount of approximately $2.4 million that we accrued or received from the Israeli Innovation Authority, or the IIA as of December 31, 2024. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0%-3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of SOFR applicable to U.S. dollar deposits. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. As of December 31, 2024, our contingent liabilities regarding IIA grants accrued or received by us were in an aggregate principal amount of approximately $2.4 million plus SOFR interest. The terms of the grants under the of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, and the related IIA rules and regulations, require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad.

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

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies (see “Description of Share Capital - Provisions Restricting Change in Control of Our Company” for additional information).

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

Sales of a substantial number of shares of our Ordinary Shares or other equity-related securities in the public markets, could depress the market price of our Ordinary Shares. For example, in January 2025, we issued 345,000 Ordinary Shares in a public offering. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the Ordinary Shares to sell their shares, thereby contributing to sales of Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

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

The market price of our Ordinary Shares and Warrants is likely to be volatile. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. The market price of our Ordinary Shares and Warrants may fluctuate significantly in response to numerous factors, some of which are beyond our control, which include:

●	whether we achieve our anticipated corporate objectives;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in our financial or operational estimates or projections;

●	our ability to implement our operational plans;

●	termination of the lock-up agreement or other restrictions on the ability of our shareholders to sell shares;

●	changes in the economic performance or market valuations of companies similar to ours; and

●	general economic or political conditions in the United States or elsewhere, including those related to the multi-front war in Israel and unrest in other parts of the Middle East.

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

We are required to comply with the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act, which require our management to certify financial and other information in our annual reports and require that we provide an annual management report on the effectiveness of control over financial reporting. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we engaged in a process to document and evaluate our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We believe we are in compliance with Section 404 of the Sarbanes-Oxley Act as of the date of March 19, 2025.

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

Although we believe the exclusive forum provision benefits us by providing increased consistency in the application of U.S. federal securities laws, the Israeli Companies Law 5759-1999, or together with applicable regulations promulgated thereunder the Companies Law, or New York law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

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

The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet address is www.mudra-band.com. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

B. Business Overview

We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband for controlling digital devices using subtle finger gestures and hand movements. Since our technology was introduced to the market in 2014, we have been working with both B2B and B2C customers as part of our push-pull strategy. We are now in the transition phase from research and development to commercialization of our technology into B2B products. At the same time, starting in December 2023, we have commenced shipment of the Mudra Band, our first B2C consumer product, and aftermarket accessory band for Apple Watch that enables gesture control across Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia. In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband. The Mudra Link is open for orders and we have started shipping the Mudra Link to customers in the first quarter of 2025.

Our vision is to create a world in which the user’s hand becomes a universal input device to touchlessly interacting with technology. We believe that our technology is setting the standard input interface for the Metaverse. We intend to transform interaction and control of digital devices to be as natural and intuitive as real-life experiences. We imagine a future in which humans can share skills, thoughts, emotions, and movements with each other and with a bi-directional connection with computers, using wearable interfaces and devices. We believe that neural-based interfaces will become as ubiquitous to interact with wearable computing and digital devices in the near future as the touchscreen is a universal input method for smartphones.

Combining our own proprietary sensors and AI algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. These digital devices include consumer electronics, smart watches, smartphones, augmented reality, or AR, glasses, virtual reality, or VR, headsets, televisions, personal computers and laptop computers, drones, robots, etc.

The Mudra Inspire, our B2B development kit product, started selling to B2B customers in 2018 as the first point of business engagement and contributed to our early-stage revenues. At CES 2024, the Mudra Band for Apple Watch, our flagship B2C product was included in the “Best of CES 2024” products list by SlashGear. At CES 2025, the Mudra Link, our gesture control stand-alone wristband for all Bluetooth compatible devices won the CES 2025 Honoree Award in XR Technologies & Accessories.

In 2024 and 2023, we had revenues of $522 thousand and $82 thousand, respectively, and comprehensive and net loss of $7.9 million and $7.8 million, respectively.

Over 100 companies have purchased our Mudra Inspire, 30 of which are multinational technology companies. These companies are exploring various input and control use-cases for their products, ranging over multiple countries and industry sectors, including consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers. Our objective with these companies is to commercialize the Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services. We estimate that there will be a three-to-five-year period from the time we are first introduced to a customer to signing a licensing agreement. As of March 19, 2025, we have not signed a license agreement with any of these companies.

In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain-computer interface sensors, with additional verticals that include Industry 4.0 – a new phase in the Industrial Revolution that focuses on interconnectivity, automation, machine learning, and real-time data, digital health, sport analytics, and more.

The core of our platform is Mudra, which means “gesture” in Sanskrit. The Mudra technology, our SNC sensors, and the wristband tracks neural signals on the user’s wrist skin surface, which our algorithms decipher to predict as gestures made by finger and hand movements. The interface binds each gesture with a specific digital function, allowing users to input commands without physical touch or contact. Mudra gestures are natural to perform, and gestures can be tailored per a user’s intent, desired function, and the controlled digital device. Mudra can detect multiple gesture types, including hand movements, finger movements, and fingertip pressure gradations. In addition to the control use-case, the Mudra technology can be utilized in multiple monitoring use-cases where we can monitor neural and hand movements for digital health purposes, sport analytics performance, and Industry 4.0 solutions.

Figure 1: Our Mudra Platform

Figure 1 above displays the appearance and major features of our current products: the Mudra Band for Apple Watch and the Mudra Link. Our gestures are discrete or continuous hand and finger movements, deciphered from neural signals at the wrist. Our interface can control multiple digital devices using a single interface. In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain/computer interface monitoring, with additional verticals including Industry 4.0, digital health, sport analytics, and more.

Our Strengths

We believe that our strengths include:

●	Direct relationships with the world’s leading multinational technology consumer electronics companies. Our B2B customers are seeking new, intuitive and natural methods for input and control of wearable computers, including smartwatches, AR glasses, VR headsets, smartphones, and other consumer entertainment devices (such as smart televisions, large displays, voice assistants, etc.).

●	Vertically integrated platform that is difficult to replicate. We believe that we are setting the standard of using gestures to interact with wearable computers. Our technology is based on six layers which form three pillars - hardware, software and humanware, which is the method of adding a human facet into the development of hardware and software with the main goal of making it as functional as possible. Our hardware and software emphasize natural, intuitive, easy to use user-experience and user interface humanware. Our technologies are interdependent and are optimized to sense wrist area bio-potentials, which are electrical potentials generated in the tissues of the wrist. There is a very high interdependency between each layer, and we believe that we possess the expertise for all technological layers.

●	Expanding our products to multiple market verticals. In addition to working with businesses and individual customers in the consumer electronics market, we have developed several use-cases for digital health, Industry 4.0, and sport analytics markets. These use-cases involve utilizing the Mudra SNC sensor as a platform to be used in additional verticals, such as frontline workers, patients, and athletes and sport enthusiasts.

●	A Push-Pull strategy to win both B2B and B2C sales. Using a “Push-Pull” strategy and working directly with manufacturers of digital devices and with consumers using wearable computing devices, we have successfully created customer demand for consumer products and proved to manufacturers the validity of our solution to consumers. Working with both manufacturers and consumers allows us to develop products that are based on needs, inputs, demands, requests and behaviors of all stakeholders along the value chain.

●	World-class research, engineering and product teams. Our employees have a diverse set of skills and industry experience, including expertise in highly scalable distributed software systems, machine learning algorithms, artificial intelligence architecture, and user-centric product design. Our engineering, product, and design teams work together to bring our products to life, from conception to implementation. We are committed to leveraging data to continuously improve our customer experience by studying and understanding points of interaction and how our customers use our platform features.

●	Strong, advantageous platform that contains:

-	A proprietary sensor to capture neural signals. Our proprietary Mudra SNC sensor can be utilized to decipher signal patterns for gesture control as input for digital devices, and it can also be utilized to monitor and track the neural activity of the hand motor neurons for short and long-term diagnosis.

-	Natural, intuitive operation using subtle finger movements. By making communication with computers much easier, we intend to empower users to interact with computers and work, enjoy entertainment, and live better. Our stylish, elegant devices are of small size and shape, and support familiar gestures in comfortable body postures.

-	Human-centered design that optimizes user experience. Our products are designed around our customers’ user experience. Our large global network of consumers and business customers provides highly useful feedback and insights, which we use to constantly improve our products and the value we offer to our users.

-	A large hand and finger gesture database. Through anonymized data from cloud-based calibrations and mobile apps, we are building a large database of finger and hand gestures. This will allow us to gain unparalleled insights on trends, behaviors, and usage.

-	Flexible gestures and user-interaction choices. Our platform supports the development and implementation of a large variety of new gestures. We can tailor gestures for each use-case per user requests or our own internal insights. Defining the right gesture and binding it with the correct function is important for high adoption of our input solution for wearable computing, and for our platform solution to become ubiquitous in multiple digital devices.

Industry Overview and Market Opportunity

Total Addressable Market

Every digital device - whether worn on the body, placed on a desk, held in the hands, or hung on a wall - requires an interface. The Total Addressable Market, or TAM, of digital devices that we are targeting can be categorized into three segments: wearable computers, face computers (for example, AR glasses, MR products, VR headsets) and home digital devices. We view Mudra as an all-encompassing input, operation, and control interface for all digital devices, connecting the physical world with digital devices using subtle finger movements and gestures.

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

According to an International Data Corporation, or the IDC, publication from September 2024, or the IDC Publication, in 2024, a total of 533.9 million units of wearable devices will be shipped to consumers, of which approximately 156.5 million are smartwatches, and approximately 35.2 million smart wristbands. The IDC forecasts the market for wearable devices will reach 606.2 million units shipped to consumers in 2028, of which 175.2 million will be smartwatches. This represents a 2.9% five-year compound annual growth rate, or CAGR, for smartwatches.

Further, the IDC opines that in 2024, a total of 1.8 million units of smart glasses without a display, such as Meta-Ray Ban glasses, were shipped. The IDC forecasts that this market will reach 2.4 million in shipped units in 2028, with a 7.5% five-year CAGR.

Additionally, according to the IDC Publication, by 2024 shipments of face computers will reach a total of 6.6 million units. The IDC forecasts that the face computers market will reach 23.1 million shipped units in 2028. This category is expected to show a 36.6% year-over-year growth. Face computers are considered devices that have a potential to replace smartphones by the end of the decade. This product category includes devices by Meta, Apple, HTC Corporation, Samsung Electronics Co., Ltd., or Samsung, Google, Microsoft, Sony Group Corporation, Xreal Technology Co., Ltd., and others.

According to the IDC Publication, shipments of smart-computing consumer devices that include personal computers, tablets, smartphones, and video entertainment (set-top box/streaming stick, TV, and others) were expected to reach approximately 1.88 billion units shipped in 2024. IDC forecasts this market will reach 2.03 billion units shipped in 2028.

Taking the aforementioned figures into consideration, the TAM that we are targeting is approximately 12.7 billion devices shipped between 2024 to 2028. The smart-computing and smart-home device categories present several challenges that need to be addressed before we will be able to take advantage of this opportunity. One of our major challenges is to determine whether consumers will be reluctant to adopt our products and services as an alternative to established, traditional devices, such as remote controls, touchscreens, camera gesture control solutions, keyboards and mice.

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

Neural control interface market

The global neural control interface market is expanding due to several significant trends, including:

●	The pace of technology advancements is always dictated by user interfaces: Input methods have evolved in the past 70 years from paper printed punch-cards to touchscreens and gesture sensing technologies. The purpose of input is to lower the cognitive load of the user and provide a natural and intuitive method to communicate intentions and commands into a computer. The computer mouse helped place a personal computer in every home, and the touchscreen revolution put a smartphone in every pocket. Input technology is the enabler and herald of the next computing platform. We believe that the input method for wearable computing will have to be re-invented as well, with interactions beyond the touchscreen.

●	Spatial computing is reshaping business processes and consumer entertainment patterns: The use of wearable technology makes it easier for frontline and assembly line workers to operate more efficiently and provide better service. It boosts labor efficiency, reduces quality defects and revisions, and improves safety. Wearable consumer products are already an integral part of consumers’ lives. The Apple Vision Pro and the Meta Quest 3 are two examples of spatial computing products.

●	The “Metaverse” is widely considered to become the future of the internet. Instead of just viewing content - users will be in it, experiencing it all around. Users will remotely create and explore with other users as if they are present with them - socialize, work, play, learn, shop, and more. Accessible across multiple computing platforms such as VR, AR, mobile devices and computers, the Metaverse will offer rich immersive experiences and reach content. Already termed as “the next computing platform,” it is becoming the major catalyst to adopting wearable computing. We believe that our technology is setting the standard input interface for the Metaverse, by providing a wearable-based gesture control input which goes beyond the boundaries of vision-based solutions.

●	The human wrist is a highly valuable tool for sensing the human body: Nerve bundles and arteries pass directly beneath the skin making it possible to sense the electrical conductance of nerves and other bodily functions and to collect valuable data. Today, physical tools are being replaced with digital accessories such as wristbands and smartwatches. These devices measure wrist movement, heartbeat, electroencephalography, rhythm, skin temperature, hydration, and blood oxygen. Recent advancements in sensors and signal processing combined with artificial intelligence algorithms have enabled the emergence of wrist-based wearable neural input technology, thus opening a wide range of applications in HCI and bio-potential signals monitoring.

●	Neurotech market and brain-computer interfaces are gaining traction: The neurotech industry is based on connecting human brains to computers, so that brain-computer interfaces open up a new area of economic enterprise. Brain-computer interfaces and neural inputs are starting to move beyond the confines of academia and toward industry and the consumer market. In January 2024, Neuralink announced the first human patient has received a Neuralink brain implant. As of February 2025, two additional human patients have received a Neuralink brain implant. In February 2024, Synchron announced it is one step closer to brain chip commercialization. In July 2024, Synchron also announced the first human patient has received a brain-computer interface implant. We believe a wearable interface which can supply pointing functionality of tap, pinch, pinch and drag and slide and glide, using gestures is the key to mass consumer market adoption, whereas brain implants may be common only years ahead.

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

Figure 3: The Mudra Platform Gestures Types

Figure 3 above displays the three types of Mudra gestures - discrete gestures, continuous gestures, and air-touch gestures.

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

Our Core Products and Solutions

The Mudra Platform

Mudra, our neural interface platform, is designed to enable our customers and users to improve interaction and control of digital devices by:

●	Creating a natural and intuitive collaboration with computers. We empower users to interact, entertain, work, and live more natural, relaxed, and productive lifestyles by lowering the burden of communicating with computers and enabling an intuitive mode of interacting with computers. Our technology includes both a non-invasive neural input interface for the wrist that allows building innovative user experiences and applications for digital devices and a smart watch band that lets the user control the Apple ecosystem using gestures, subtle hand and finger movements. These devices span over multiple styles, form factors, capabilities, and functions, addressing the needs of everyone - from consumers using their favorite wearable for infotainment and relaxation to business and enterprise customers serving their customers and helping their employees to maximize their performance.

●	Designing products with a human-centered design, focusing on optimizing the customer experience. Our products are designed bottom up from the user experience, through the gestures used and the device design and form factor. We have a global network of businesses customers and consumers who share their thoughts, insights, and activities with us, which allows us to aggregate the best solutions to interact with any wearable device. We are conducting extensive user-tests and observations to custom-tailor each gesture with the right control function. We use familiar gestures such as tap and pinch and glide, which can be performed in relaxed and comfortable body postures.

●	Learning through cloud-based calibrations and mobile apps. We are building a large hand and fingers gesture database. The information is stored anonymized on cloud-based servers, which allows us to gain meaningful insights on user trends, behaviors, and usage of our products. We then use transfer learning, a machine learning method for storing knowledge gained while solving one problem and applying it to a different but related problem, to implement new insights and wisdom into our next generation algorithms, devices, and user experiences.

Our Products

We are offering both B2B and B2C products.

B2B products. We offer two ways for our business customers to access our technology: (i) paid pilot projects which include the purchase of Mudra Inspire to evaluate the experience and to validate the technology, and (ii) an SNC sensor module to integrate into a customer device (including AR/VR headsets, smartphones, smartwatches, televisions, and laptops) under a license agreement. Typically, we work with the B2B customer on validating our technology with the goal of integrating our technology into the customer’s device. We also offer licensing of a SNC sensor module, with the option to license our operating system, or OS, software package and algorithm software package.

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

Our B2C product offerings include:

●	Mudra Band. A neural input wristband which allows users to control Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad using subtle touchless finger movements and gestures. The product was launched in June 2020 and was delivered to consumers for the first time in September 2023. The retail price of the Mudra Band is $349 and is currently offered for a special discount price of $299.

●	Mudra Link. A universal gesture control neural wristband wearable which allows users to control any Bluetooth compatible device regardless of the operating system. We launched the product for pre-orders during September 2024 and commenced initial shipments of the product in January 2025. The retail price of the Mudra Link is $299 and is currently offered at a special pre-order price of $199.

What our platform devices track

Our products track the following signals which our algorithms decipher to classify the user intent hand and finger gestures:

●	Fingertip Pressure. Our SNC sensors are placed in proximity to the ulnar, median and radial nerves close to the inner wrist skin surface area. These signals are directly correlated with the hand and finger movements and with fingertip pressure between fingers or on external objects.

●	Acceleration and Movement. We use an inertia measurement unit to measure the wrist acceleration in three-axes and to measure the wrist rotation on four quaternions. These measurements are used to estimate the direction the hand is moving and the palm orientation in relationship to the forearm and body.

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

In January 2024, we launched the B2B Mudra Development Kit, in order to replace the Mudra Inspire which was at the “end of life” during 2023. The new Mudra Development Kit provides our customers with enhanced capabilities and additional features, including surface nerve conductance sensors optimized for capturing nerve signals from major wrist nerve bundles.

Also in January 2024, we announced a new revolutionary “Spatial Depth” control functionality which allows users to use the Mudra Band for depth navigation, adding an extra dimension to user interactions. Adding depth to navigation enhances user interactions by allowing more intuitive control. This is particularly useful in spatial computing applications, where perception is important in rich 3-dimensional environments. It provides a more immersive experience, enabling users to interact with 3-dimensional elements in digital space, making tasks more natural and efficient.

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

B2C Market

We have started offering our products directly to consumers, in the form of pre-orders, or early bookings. The Mudra Band for Apple Watch is our first consumer product, launched in June 2020. The band connects to the Apple Watch and allows a user touchless operation and control Apple ecosystem products. So far we have delivered over 3,000 units of the Mudra Band for Apple Watch since the first batch was delivered to customers in September 2023.

The Mudra Link, a personalized gesture control wristband for any operating system, is our second consumer product, launched in September 2024. The wristband connects to Bluetooth enabled devices and allows a user touchless operation and control of computers, robots, smart glasses, applications and other smart devices. As of March 19, 2025, we have delivered a couple hundred pre-orders of the Mudra Link in several batches.

Establishing a direct connection with customers and users enables us to learn, improve and enhance our product offerings. This also enables us to mine meta-data to build hand and finger movements and gestures database, which we believe has huge monetization opportunities. The Mudra Band for Apple Watch is designed for users who are Apple afficionados and like buying Apple related products and active sport and fitness users. The Mudra Link is designed for users who are technology early adopters and like purchasing innovative consumer gadgets, and crowd-funding and innovation seekers audiences.

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

The market of input methods and peripheral for digital devices is both evolving and competitive, with companies offering a variety of competitive products in multiple price points. The established industry-standard technologies include physical or digital keyboards, PC-mice, handheld controllers, touch surfaces, voice assistants, and gesture cameras. These categories have a multitude of participants including specialized consumer electronics companies such as Logitech International S.A., Razer Inc., and Microsoft. There is also a wide range of after-market products that can be purchased on retail and online stores from a multitude of manufacturers. Voice assistants are now available through multiple technology consumer companies such as Apple, Google, Amazon.com, Inc., Microsoft, and Samsung.

There are also many large, broad-based consumer electronics companies that either compete in our market or adjacent markets or have announced plans to do so. For example, in September 2024, Meta unveiled Orion AR glasses, a pair of smart glasses that can be controlled using a neural wristband. In September 2019, Meta acquired our former direct competitor, CTRL-Labs (now Facebook Reality Labs). In February 2025, TapWithUS unveiled the TapClip, a camera-based wrist input device that can translate finger movements as keyboard input or mouse.

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

There are also multiple participants which utilize emerging wearable, sensor, and bio-potential signals to offer neural and wearable interfaces such as Coolso Technology Inc. and CenWatch, whereas electroencephalogram-based companies include Neuralink Corporation and NextMind SAS (acquired by Snap Inc. in March 2022). In February 2025, Humane Inc., the company behind the AI Pin wearable which can be controlled using gestures, announced it has been acquired by HP Inc..

We believe that our competitive advantages include:

○	Push-Pull strategy all along the value chain and creating a blue ocean business environment. We have strong relationships with consumer electronics companies, and we also communicate directly with consumers. Thus, we gain meaningful insights on the market and consumer needs, and constantly improve our products along the value chain. We aim towards a “blue ocean” strategy, where we do not compete with established market solutions, but rather we create a whole new arena where multiple input methods can co-exist together to provide the best user experience for the consumer.

○	We seek to work with multiple consumer electronics companies and consumer electronics brands. We seek to integrate elements of our Mudra technology - sensors, electronics, software, and user experience - with multiple consumer electronics manufacturers and companies. We believe in our Push-Pull strategy approach of working directly with consumers to validate demand and we are working with companies to customize our technology integrated into their specific needs. Because we provide the hardware specification and the actual software and user-experience, each company can tailor our technology to fit its own wrist-worn device or watch band, form factor, appearance and style, material, user experience and gesture set. We have a very strong track record of connecting with global leading companies and our positioning leverages us to familiarize ourselves with their needs, requirements, limitations, and use-cases; thus, we can tailor the right product specification and user-experience.

○	Advanced, purpose-built hardware and software technologies. Our devices leverage industry-standard technologies, such as Bluetooth low energy, as well as proprietary technologies, such as our SNC sensors, and our algorithms that more accurately track and decipher user intent and action. Our technology layers are interdependent and are optimized to the wrist area from the start, focusing first on device style, form factor, gestures, and user experience. Thus, we’ve created a significant moat - a key advantage that sets us apart from our competitors. There is a very high interdependency between each layer to adjacent layers, and developing similar solutions requires expertise in each individual layer. New entrants that move from the forearm or the wrist back to the inner wrist area will need to develop all these layers, reduce the number of sensors to fit the wrist area size, re-design device form factor and electronics, collect and train algorithms using new biopotential signals patterns, re-design their data communication protocol, and define the gestures and user interaction, as if they are developing a new device altogether.

○	Broad mobile, API, and algorithms compatibility. Our broad mobile compatibility means our users will be able to sync their Mudra devices with multiple mobile phone models, including iOS, Android, and Windows products. Our API allows access and exploration of our Mudra technology to various industry sectors in consumer electronics, industry, IT and software solutions, academia, and software development. Our cross-platform software engine supports real-time signal processing and supports cross-platform algorithms mitigation on multiple operating systems. This allows us to activate our software on low compute power wearables and digital devices, and to mitigate algorithms across platforms without the need to re-write the algorithms for each operating system.

○	Agile go-to-market strategy for consumer products. We are launching our products after communicating product benefits, receiving meaningful and valuable feedback from our users and then implementing the feedback into the design phase, while generating demand to the product before it has been manufactured. This strategy ensures that we only produce and market products that are suitable to the market and to customers’ demand.

○	First mover advantage. We are in the final phases of serial production of the world’s first consumer wrist neural controller. This enables us to gain a competitive advantage by being the first to market with a neural input device. This supports us to establish strong brand recognition and customer loyalty before other competitors enter the market. This advantage also allows us additional time to perfect the product, define our interactions and gestures as industry standard, and set pricing points. We plan to establish sufficient market share and a solid customer base to maintain a majority of market share.

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

Intellectual Property

Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology in hardware, software, sensors, and user experience. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. We currently hold two U.S. patents: the first patent concerns a wrist wearable gesture control system that uses bio-potential signals to control digital devices and provides user feedback, and the second patent is a continuation in part of the first patent and adds the ability to detect user applied fingertip pressure for analog control of digital devices. In addition, we have one China patent for interface for wearable devices. In addition, we have one patent application in South Korea, an additional two patent applications in the United States and five patent applications in China, all of which are still pending.

In addition to patent laws, we rely upon a combination of designs, copyrights, trade secrets, domain names and trademark rights, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We attempt to protect our trade secrets and other proprietary information through agreements with all our B2B customer segments, other customers and suppliers, distributors, proprietary information agreements with our employees and consultants, and other similar measures. Our primary U.S. registered trademark is for our product line name “Mudra”. We cannot be certain that we will be successful in protecting our proprietary rights. While we believe our patents, patent applications, hardware, software and other proprietary know-how have value, changing technology makes our future success dependent principally upon our ability to successfully achieve continuing innovation.

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

Our research and development expenses, net were approximately $2.96 million and approximately $3.3 million for the years ended December 31, 2024 and 2023, respectively.

Research and development expenses, net decreased by approximately $352 thousand, or 11%, to approximately $2,964 thousand for the year ended December 31, 2024, from approximately $3,316 thousand for the year ended December 31, 2023. The decrease was primarily due to a decrease of approximately $171 thousand in labor costs, a decrease in materials expenses of approximately $302 thousand, a decrease in subcontractors expenses of approximately $182 thousand and a decrease in travel expenses of approximately $89 thousand due to a decrease in transition costs from development to production. This decrease was partially offset by a decrease in IIA participation of approximately $322 thousand.

We believe that the receipt of these IIA grants in the years 2015 to 2024 is a positive signal that our technology is innovative and feasible. We received these grants for the purpose of developing the Mudra SNC core technology, for developing the Mudra Band for Apple Watch hardware architecture, and for developing a manufacturing process for the Mudra Band.

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

C. Organizational Structure

We have one wholly-owned subsidiary, Mudra Wearable, which was incorporated in Delaware. Mudra Wearable has one full-time employee who acts as a general manager and chief marketing officer. Mudra Wearable is responsible for the marketing and distribution of our products in the United States.

D. Property, Plant and Equipment

We have headquarters which are located at 5 Ha-Tnufa St., Yokne’am Illit, Israel. This facility comprises approximately 732 square meters, or 7,880 square feet of space. This lease will expire on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. Our monthly rent payment for this facility was NIS 57,794 (approximately $16,000) during the first lease year and increased to NIS 72,722 (approximately $20,000) during the second lease year. During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year. We exercised the option for an additional 12 month lease period and are currently in the process of negotiating the rental fee for such an additional lease period.

In September 2024, our subsidiary, Mudra Wearable, established an office located at 3 East Third Avenue, San Mateo, California. The lease is on month-to-month basis and this facility comprises approximately 40 square feet of space. Our monthly rent payment for this facility is $495.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4. A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2022 and December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 15, 2024.

Overview

We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband for controlling digital devices using subtle finger gestures and hand movements. Since our technology was introduced to the market in 2014, we have been working with both B2B and B2C customers as part of our push-pull strategy. We are now in the transition phase from research and development to commercialization of our technology into B2B products. At the same time, starting in December 2023, we have commenced shipment of the Mudra Band, our first B2C consumer product, and aftermarket accessory band for Apple Watch that enables gesture control across Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia. In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband. The Mudra Link is open for orders and we have started shipping the Mudra Link to customers in the first quarter of 2025.

Mudra Development Kit, originally named Mudra Inspire, our B2B development kit product, started selling to B2B customers in 2018 as the first point of business engagement and contributed to our early-stage revenues. At CES 2024, the Mudra Band for Apple Watch, our flagship B2C product was included in the “Best of CES 2024” products list by SlashGear. At CES 2025, the Mudra Link, our gesture control stand-alone wristband for all Bluetooth compatible devices won the CES 2025 Honoree Award in XR Technologies & Accessories.

Over 100 companies have purchased our Mudra Development Kit, 30 of which are multinational technology companies. These companies are exploring various input and control use-cases for their products, ranging over multiple countries and industry sectors, including consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers. Our objective with these companies is to commercialize the Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services. We estimate that there will be a three-to-five-year period from the time we are first introduced to a customer to signing a licensing agreement.

In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain-computer interface sensors, with additional verticals that include Industry 4.0 – a new phase in the Industrial Revolution that focuses on interconnectivity, automation, machine learning, and real-time data, digital health, sport analytics, and more.

Components of Results of Operations

Revenues

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are contractually due in exchange for those services or goods. We follow five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy our performance obligations. We generate revenues from the sales of our Mudra Band, our Mudra Inspiredevelopment kits and sales of pilot transactions.

In 2023, we started production of our B2C consumer product, the Mudra Band, and started to generate revenues, all of which were pre-paid. The Mudra Band allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation. Revenue derived from the sale of Mudra Band is recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has transferred to the customer.

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

Operating Expenses

Our current operating expenses consist of four components-cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses. Labor costs are the most significant component of operating expenses and consist of salaries (including benefits) and share-based compensation.

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

Financial Income and Expense

Financial income mainly consists of interest on deposits while financial expenses consist of interest on convertible promissory note, bank charges and net currency exchange rates differences.

Comparison of the Years Ended December 31, 2024 and 2023

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Revenues	$522	$82
Cost of revenues	$(437)	$(62)
Gross Profit	85	20
Research and development expenses, net	$(2,964)	$(3,316)
Sales and marketing expenses, net	$(2,096)	$(2,008)
General and administrative expenses	$(2,845)	$(2,882)
Operating loss	$(7,820)	$(8,186)
Finance (expense) income, net	$(52)	$372
Loss before tax expenses	$(7,872)	$(7,814)
Tax expenses	$(7)	-
Net loss and the total comprehensive loss	$(7,879)	$(7,814)

Revenues

Revenues increased by approximately $440 thousand, or 537%, to approximately $522 thousand for the year ended December 31, 2024, from approximately $82 thousand for the year ended December 31, 2023. The increase was mainly due to revenue growth from the sale of our B2C Mudra Bands.

Cost of revenues

The cost of revenues increased by approximately $375 thousand, or 600%, to approximately $437 thousand for the year ended December 31, 2024, from approximately $62 thousand for the year ended December 31, 2023. The increase was mainly due to an increase in costs of goods and manufacturing costs as a result of an increase in sales of our B2C Mudra Bands.

Research and development expenses, net

Research and development expenses, net decreased by approximately $352 thousand, or 11%, to approximately $2,964 thousand for the year ended December 31, 2024, from approximately $3,316 thousand for the year ended December 31, 2023. The decrease was primarily due to a decrease of approximately $171 thousand in labor costs, a decrease in materials expenses of approximately $302 thousand, a decrease in subcontractors expenses of approximately $182 thousand and a decrease in travel expenses of approximately $89 thousand, due to a decrease in transition costs from development to production. This decrease was partially offset by a decrease in IIA participation of approximately $322 thousand.

Sales and marketing expenses, net

Sales and marketing expenses, net increased by approximately $88 thousand, or 4%, to approximately $2,096 thousand for the year ended December 31, 2024, from approximately $2,008 thousand for the year ended December 31, 2023. The increase was primarily due to an increase in advertising expenses in 2024.

General and administrative expenses

General and administrative expenses decreased by approximately $37 thousand, or 1.3%, to approximately $2,845 thousand for the year ended December 31, 2024, from approximately $2,882 thousand for the year ended December 31, 2023. The decrease was primarily due to a decrease in directors and officers’ insurance costs.

Finance income (expense), net

Finance expense, net was approximately $52 thousand for the year ended December 31, 2024, compared to finance income, net of approximately $372 thousand for the year ended December 31, 2023. Finance expense, net in 2024 was primarily due to interest on convertible promissory note, partially offset by interest income on short-term deposits. Finance income, net in 2023 was primarily due to interest on bank deposits.

Net loss and the total comprehensive loss

As a result of the foregoing, our total comprehensive and net loss for the year ended December 31, 2024 was approximately $7.9 million, compared to approximately $7.8 million for the same period ended December 31, 2023, an increase of approximately $65 thousand, or 0.8%.

B. Liquidity and Capital Resources

Overview

We are still in a transition phase from development stage to an early stage of generating revenues. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuance of convertible securities to certain investors which were converted to equity, issuance of shares and warrants, through Israeli governmental grants, an underwritten public offering in November 2023, registered direct offering and concurrent private placement of warrants in November 2024, best efforts offering in January 2025 and our IPO. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

As of December 31, 2024, the Company had incurred accumulated losses of $29.1 million and expects to continue to fund its operations through issuances of Ordinary Shares and warrants, convertible securities, and through Israeli governmental grants. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from our recent offerings of Ordinary Shares, will be sufficient to support working capital and capital expenditure requirements through September 2025.

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

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2024	2023
Net cash used in operating activities	$(7,613)	$(8,434)
Net cash provided by (used in) investing activities	3,197	(4,248)
Net cash provided by financing activities	6,695	3,119
Net increase (decrease) in cash and cash equivalents	$2,279	$(9,563)

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

During the years ended December 31, 2024 and 2023, net cash used in operating activities was approximately $7.6 million and approximately $8.4 million, respectively. The primary factors affecting operating cash flows were a net loss of approximately $7.9 million and an increase of inventory of approximately $194 thousand during the year ended December 31, 2024, as compared to net loss of approximately $7.8 million and increase of inventory of approximately $1 million during the year ended December 31, 2023. Cash used in operating activities was partially offset by non-cash adjustments of approximately $458 thousand and approximately $196 thousand during the years ended December 31, 2024 and 2023, respectively.

Net cash provided by (used in) investing activities

Cash provided by investing activities for the year ended December 31, 2024, was approximately $3.2 million, primary due to a decrease in short-term deposits. Cash used in investing activities for the year ended December 31, 2023, was approximately $4.2 million, mainly due to an increase in short-term deposits.

Net cash provided by financing activities

Cash provided by financing activities during the year ended December 31, 2024 totaled approximately $6.7 million, mainly due to proceeds of approximately $4.4 million, net from issuance of shares pursuant to the SEPA (as defined below), $0.8 million, net from issuance of a convertible promissory note and approximately $1.6 million proceeds from a public offering, net of issuance cost.

On July 4, 2022, we entered into a three-year consulting agreement, or the Credit Facility Agreement, with Pure Capital Ltd., or Pure Capital, which did not include a provision of termination by us for convenience after the consulting commencement date. Pursuant to the Credit Facility Agreement, Pure Capital renders press release related services and other related strategic services to us in exchange for a current monthly base fee of $35,000 plus VAT. If 70% or more of the warrants (or other convertible securities) issued in connection with our IPO are exercised during the term of such instrument, then the base monthly fee will immediately increase to $70,000, which increase shall apply retroactively; and, for the avoidance of any doubt, the base increase shall remain effective and in full force notwithstanding the lapse of three years. Pure Capital started providing consulting services to us on September 15, 2022.

The Credit Facility Agreement also provided that from July 4, 2022 to, June 30, 2024, Pure Capital would serve as our strategic consultant in connection with any offering or financing transaction of our company, each in excess of $5,000,000, in exchange for a per offering and/or transaction fee of $100,000 for the closing(s) of any such offering.

On February 16, 2023, we issued an aggregate of 2,114 Ordinary Shares to certain investors in our April 2021 financing pursuant to certain provisions in our agreements with such investors as a result of issuing Ordinary Shares at a price lower than the price they had paid for their Ordinary Shares. We do not have any remaining obligation to issue additional securities to such investors.

In June 2023, we issued an additional 9,052 Ordinary Shares upon the exercise of Warrants at an exercise price of $160.00 per share for aggregate proceeds of $1.4 million.

On November 13, 2023, we closed a public offering with gross proceeds to the Company of $2.0 million, before deducting underwriting discounts and other expenses paid by the Company, and net proceeds of approximately $1.7 million after such discounts and expenses. The offering consisted of 55,555 ordinary shares priced to the public at $36.00 per share.

On June 6, 2024, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA II PN, Ltd., or YA, a fund managed by Yorkville Advisors Global, L.P. Pursuant to the terms of the SEPA, YA committed to purchase up to $10 million, or the Commitment Amount, of Ordinary Shares at any time during the three-year period following the execution date of the SEPA. In connection with the SEPA, we could request pre-paid advances of the Commitment Amount, in an amount up to $3.0 million, each a Pre-Paid Advance. Each Pre-Paid Advance was evidenced by a promissory note, each, a Promissory Note. Each Promissory Note was to fully mature 12-months following its issuance and accrued interest on the outstanding principal balance thereon at a rate of 6% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 60 days after the issuance of a Promissory Note, we were required to pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an Advance Notice, where YA would offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at our option. If we elected to pay in cash, the installment amount also included a payment premium in the amount of 5% of the principal amount of the installment payment. We started to raise funds under the SEPA at the end of June 2024 and sold 307,175 Ordinary Shares for aggregate gross proceeds of approximately $4.6 million. We requested and received a Pre-Paid Advance in the amount of $2.0 million. On February 6, 2025, we repaid our outstanding balance pursuant to the SEPA.

Following approval by our shareholders in September 2024, after market close on October 7, 2024, we effected a reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-20. As a result of the reverse share split, every 20 Ordinary Shares were consolidated into one Ordinary Share, and every 20 tradable warrants were consolidated into one warrant. In addition, the exercise price underlying each warrant was proportionately adjusted. Our Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on October 10, 2024. The implementation of the reverse share split did not amend our registered share capital under our amended and restated articles of association, as currently in effect, which consists of 50,000,000 Ordinary Shares. This reverse share split adjusted the number of issued and outstanding Ordinary Shares of the Company from approximately 24,438,030 Ordinary Shares to approximately 1,254,622 Ordinary Shares and the number of warrants from 7,860,861 warrants to 393,043 warrants. Following approval by our shareholders in February 2025, after market close on March 13, 2025, we effected an additional reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-4. As a result of the reverse share split, every 4 Ordinary Shares were consolidated into one Ordinary Share, and every 4 tradable warrants were consolidated into one warrant. In addition, the exercise price underlying each warrant was proportionately adjusted. Our Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on March 17, 2025. The implementation of the reverse share split did not amend our registered share capital under our amended and restated articles of association, as currently in effect, which consists of 50,000,000 Ordinary Shares. This reverse share split adjusted the number of issued and outstanding Ordinary Shares of the Company from approximately 3,939,911 Ordinary Shares to approximately 1,028,980 Ordinary Shares and the number of warrants from 393,043 warrants to 98,261 warrants.

The number of Ordinary Shares available for issuance under our equity incentive plans has been adjusted by the same 1-for-20 ratio and additional 1-for-4 ratio. In addition, a proportionate, upwards adjustment to the per share exercise price, and a corresponding decrease to the number of Ordinary Shares issuable upon exercise, was made to all outstanding options entitling the holders to purchase Ordinary Shares. Similarly, a proportionate downwards adjustment was made to the number of Ordinary Shares issuable upon settlement of our outstanding Restricted Share Units, or RSUs.

On November 27, 2024, we closed a registered direct offering for the issuance and sale of 63,000 Ordinary Shares and pre-funded warrants to purchase up to 142,500 Ordinary Shares and a concurrent private placement for the sale of warrants to purchase up to 205,500 Ordinary Shares, at a combined purchase price of $9.00 per Ordinary Share and accompanying warrant and a combined purchase price of $8.9996 per pre-funded warrant and accompanying warrant. We received aggregate gross proceeds of approximately $1.85 million, before deducting placement agent fees and other offering expenses The warrants issued pursuant to the concurrent private placement have an exercise price of $10.00 per Ordinary Share, were immediately exercisable and will expire five years following the date of issuance. Following the reasonable best efforts” public offering from January 30, 2025, the exercise price of these warrants was reduced to $4.00. The pre-funded warrants have an exercise price of $0.0004 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations).

On January 30, 2025, we closed a “reasonable best efforts” public offering with a single institutional investor for the purchase and sale of 86,250 Ordinary Shares, pre-funded warrants to purchase up to 538,750 Ordinary Shares and warrants to purchase up to 625,000 Ordinary Shares, at a combined offering price of $4.00 per share and accompanying warrant and a combined offering price of $3.9996 per pre-funded warrant and warrant. We received aggregate gross proceeds of approximately $2.5 million, before deducting placement agent fees and other offering expenses. The warrants have an exercise price of $4.00 per Ordinary Share, are exercisable immediately and expire five years from the issuance date. The pre-funded warrants have an exercise price of $0.0004 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded Warrants are exercised in full (subject to certain beneficial ownership limitations).

Off-Balance Sheet Arrangements

Our headquarters are located at 5 Ha-Tnufa St., Yokne’am Illit, Israel. This facility comprises approximately 732 square meters, or 7,880 square feet of space. We have leased this office since February 1, 2023 and on January 31, 2025 we exercised an option to extend the lease for an additional 12 months period. Our monthly rent payment for this facility was NIS 57,794 (approximately $16,000) during the first lease year and increased to NIS 72,722 (approximately $20,000) during the second lease year. We are currently negotiating the monthly rent payment for the extended lease period, which according to the terms of the lease agreement, may be increased up to 10% as compared to the second lease year.

We have off-balance sheet arrangements in connection with our research and development agreements with the IIA. Under the applicable laws, we are required to pay royalties at the rate of 3%-3.5% of sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024, the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest is the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We obligated to repay the Israeli government for the grants received only to the extent that there are revenues of the funded products (currently all the Company’s products). The royalty payments to the IIA are on a semi-annual basis. As December 31, 2024, we had a contingent obligation to pay royalties to the IIA in the principal amounted of $2.4 million.

In addition, the terms of the grants under the Research Law require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad. As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 100% and 150% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA). For more information, see also “Item 10.E - Taxation - Israeli Tax Considerations and Government Programs - Tax Benefits and Grants for Research and Development.”

In January 2023, the IIA approved a program to finance further development of our manufacturing process of our wearable neural interface in Israel, for a period of 12 months starting February 1, 2023. The IIA approved extension of the program until April 30, 2024. The approved program is in the amount of approximately $900 thousand, of which the IIA will finance 60%.

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

As of December 31, 2024, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, was $95 thousand linked to the consumer price index.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5.A. Results of Operations- Comparison of the years ended December 31, 2024 and December 31, 2023- Research and Development Expenses, net.”

D. Trend information

As of March 19, 2025, we employed 25 full-time employees (including one employee located in Lithuania and one employee located in the United States), and nine part-time employees. We have two sub-contractors located in India, performing front-end software application development. We intend to maintain this number of employees and expenses during 2025, mainly to support our business development activities, the continuous research and development activity of our Mudra technology, and to manufacture the Mudra Band, which includes the purchase of components, manufacturing of components, and assembly of the product.

In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband. The Mudra Link is open for orders and we have started shipping the Mudra Link to customers in the first quarter of 2025.

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of the possible recession and its effects on our customers and their spending habits. See also Item 3.D. “Risk Factors” - General economic factors may adversely affect our business, financial performance and results of operations.

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

We generate revenues from the sales of B2C Mudra Band, sales of B2B Mudra Development Kits and sales of pilot transactions.

The Mudra Band is an aftermarket accessory band for the Apple Watch which allows touchless operation and control of the watch and iPhone by using an app, which is considered combined with the band as one performance obligation. Revenue derived from the sale of Mudra Band is recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has been transferred to the customer.

We allow return and refund of Mudra Band within 30 days from the delivery of Mudra Band. We record an appropriate provision for such refunds.

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

The amount allocated to the delivered items is recognized upon delivery, the amount allocated to API is recognized over the API period and the amount allocated to technical support is recognized over the service period (a pilot period).

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

Share based compensation

Share-based compensation expenses related to employees’ and consultants’ awards (including without limitations, options, restricted shares and restricted share units) are measured at the grant date based on the fair value of the award and are generally expensed over the requisite service period (generally the vesting period). We recognize compensation expense on a straight-line basis from the beginning of the service period. For awards with graded-vesting features, each vesting tranche is separately expensed over the related vesting period. We estimate the fair value of each stock option grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data include the expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 19, 2025:

Name	Age	Position	Class
Asher Dahan	47	Chief Executive Officer, Chairman of the Board of Directors	Class III(6)
Alon Mualem	57	Chief Financial Officer	N/A
Tamar Fleisher	44	Chief Operating Officer	N/A
Guy Wagner	47	Chief Scientific Officer, President and Director	Class III(6)
Leeor Langer	43	Chief Technology Officer	N/A
Shmuel Barel	49	Chief Marketing Officer	N/A
Offir Remez	54	Executive Vice President of Business Development	N/A
Eli Bachar(1)(2)(3)	42	Director	Class II(5)
Yaacov Goldman(1)(2)(3)	69	Director	Class II(5)
Ilana Lurie(1)(2)(3)	52	Director	Class I(4)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Stock Market rules)

(4)	Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

(5)	Class II directors shall hold office until the annual general meeting to be held in 2027 and until their successors shall have been elected and qualified.

(6)	Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified.

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

Shmuel Barel, Chief Marketing Officer

Mr. Shmuel Barel has served as our Chief Marketing Officer since March 2018 and has served as General Manager of Mudra Wearable since January 2024. Mr. Barel previously served as owner at SamsProjects, a consultancy business, from January 2014 to March 2018. Mr. Barel served as a Senior Marketing Analyst at Media World Ltd., a global investment and sales company, from February 2010 to December 2013. Prior thereto, between 2006 and 2010, Mr. Barel served as Application and Training Engineer at Applied Materials, Inc. (Nasdaq: AMAT), an international semiconductor equipment and software supplier. Previously, Mr. Barel served as Computer Aided Design Engineer at the Israeli Aircraft Industries, a major aerospace and aviation manufacturer in Israel, from February 2006 to January 2010. Mr. Barel holds an MBA degree from the Bar Ilan University, a Master of Systems Engineering degree from the Technion - Israel Institute of Technology, and a BSc in Mechanical Engineering from the Tel-Aviv University.

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

Yaacov Goldman, Director

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

Ilana Lurie, Director

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.699 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation (1)
All directors and senior management as a group, consisting of 11(2) persons as of December 31, 2024	$1,642,962	$365,014	$90,484

(1)	Includes: (i) options granted to Alon Mualem to purchase 1,500 Ordinary Shares under the Wearable Devices Ltd. 2015 Share Option Plan, as amended, or the 2015 Plan. The options have expiration dates ranging from January 2032 to August 2033, with exercise prices ranging from $0.24 to $105.60; (ii) options granted to Barry Kaplan (a former director) to purchase 3,180 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from April 2028 to August 2033, and exercise prices ranging from $105.60 to $180 per share; (iii) options granted to Offir Remez to purchase 1,962 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from January 2032 to August 2033, with exercise prices ranging from $0.24 to $105.60, (v) options granted to Shmuel Barel to purchase 2,090 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from December 2027 to August 2033; (vi) options granted to Asher Dahan to purchase 1,000 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from August 2033 to September 2034 with exercise prices ranging from $105.60 to $34.32; (vii) options granted to Guy Wagner to purchase 1,000 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from August 2033 to September 2034 with exercise prices ranging from $105.60 to $34.32; (vii) options granted to Leeor Langer to purchase 375 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $105.60; (vii) options granted to Yaacov Goldman to purchase 250 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $105.60; (vii) options granted to Ilana Lurie to purchase 250 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $105.60; and (vii) options granted to Eli Bachar to purchase 2,555 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from November 2027 to August 2033, with exercise prices ranging from $0.24 to $105.60.

(2)	Barry Kaplan’s employment agreement was terminated, effective December 31, 2024.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2024.

Executive Officer	Salary, Bonuses and Related Benefits(1)(3)	Social Benefits and Perquisite (3)	Share-Based Compensation (2)	Total(3)

Asher Dahan	$205,395	$56,881	$4,594	$266,870

Guy Wagner	$205,395	$55,899	$4,594	$265,888

Leeor Langer	$205,395	$56,357	$12,538	$274,290

Alon Mualem	$186,271	$53,445	$27,724	$267,440

Barry Kaplan(4)	$254,167	$47,358	$6,032	$307,557

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on the Black-Scholes option pricing model.

(3)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.699 per $1.00 (the average exchange rate in 2024).

(4)	Mr. Barry Kaplan’s employment agreement was terminated, effective December 31, 2024.

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

On August 21, 2023 and August 23, 2023, the compensation committee and the board of directors, respectively, approved and recommended that the Company’s shareholders approve an increase of the per-meeting fee and annual fee of our non-executive directors. On November 30, 2023, at the annual and special general meeting, our shareholders approved the increase of fees.

On August 15, 2024, the compensation committee and the board of directors, respectively, approved and recommended that the shareholders approve, the adoption of an amended and restated compensation policy pursuant to which the board of directors will be authorized to exchange part of the monthly salary for the Company’s office holders with equity-based compensation, at the discretion of, and at such date to be determined by the board directors, subject to certain limitations and to the instructions of the Company’s compensation policy, and with the consent of the subject office holders, and to amend the Company’s compensation policy to reflect the same. On September 26, 2024, at the annual and special general meeting, our shareholders approved the proposed exchanges and the Company’s amended and restated compensation policy. Subsequently, on December 25, 2024, the board of directors authorized the Company’s management to exercise an exchange, in accordance with the shareholders’ resolution, and for a period not exceeding five months.

For a description of the terms of our options and option plans, see “Item 6.C. Board Practices - Share Option Plan” below.

Directors’ Service Contracts

Other than with respect to our directors who are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C. Board Practices

Our board of directors presently consists of five members. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors, if applicable) shall be set by our board of directors provided that it will consist of not less than three and not more than twelve. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the terms of our amended and restated compensation policy and any applicable law, and are subject to the approval of the board of directors’ compensation committee, the board of directors, and in some cases of our general meeting of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them. Our board of directors has established an audit committee, compensation committee, and a financial statement examination committee.

Our amended and restated articles of association provide for a split of the board of directors into three classes with staggered three-year terms (excluding external directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

Each director, except external directors (if applicable), will hold office until the third annual general meeting of our shareholders following his or her appointment (other than in certain cases as described below), or until he or she resigns or unless he or she is removed by a majority of 70% of our shareholders’ votes at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, due to a director no longer serving, or due to the number of directors serving being less than the maximum amount, for the remaining period of time during which the director whose service has ended was filled would have held office (in case the appointment is due to a director no longer serving), or for a period in accordance with the class to which he was appointed (in case the appointment is in addition to the acting directors, subject to the limitation on the number of directors). External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term under certain circumstances, and may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director at a general meeting of the shareholders. However, any such shareholder may make such a nomination only if a written notice and timely of such shareholder’s intent to make such nomination has been given to our board of directors, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

However, under exemptions applicable for Israeli companies whose shares are listed on stock exchanges outside of Israel, or the Exemptions Regulations, one or more shareholders of such a company, may request the company’s board of directors to include the appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

Our board of directors may call special meetings whenever it sees fit and upon the request of: (a) any two of our directors or such number of directors equal to one quarter of the directors then at office; and/or (b) one or more shareholders holding, in the aggregate, (i) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (ii) 5% or more of our outstanding voting power, or the Non Exempted Holding. However, under the Exemptions Regulations, the board of directors of an Israeli company whose shares are listed outside of Israel, shall convene a special general meeting of shareholders at the request of: (i) one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five (5%) in the past, and at least one percent (1%) of the voting rights in the company, or (ii) one or more shareholders holding at least ten percent (10%) of the voting rights in the company, unless the applicable law incorporated in the country in which the company is listed for trade, establishes a right to demand convening of such a meeting for those holding less than ten percent (10%) of the voting rights in the company (in which case, the Non Exempted Holding shall apply).

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

Under regulations promulgated under to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We do not currently have a controlling shareholder and we use this exemption from the requirement described herein.

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

Committees of the Board of Directors

Our board of directors has three standing statutory committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

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

However, under the Exemptions Regulations, a company with no controlling shareholder might be exempted from certain obligations mentioned above.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6.C. Board Practices-Approval of Related Party Transactions under Israeli law”);

●	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management-Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director, if applicable.

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

However, under the Exemptions Regulations, a company with no controlling shareholder might be exempted from certain obligations mentioned above.

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

Our compensation committee reviews and recommends to our board of directors (and in accordance with the provisions of our amended and restated compensation policy): with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee will include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy was adopted by our board of directors and was approved by the shareholders (see “Management-Board Practices-Approval of Related Party Transactions under Israeli law”). Under the Companies Law and certain conditions, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

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

Our amended and restated compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our amended and restated compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our amended and restated compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, amended and restated our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

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

The equity-based compensation under our amended and restated compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our amended and restated compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares, options, in accordance with our stock option plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our amended and restated compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our amended and restated compensation policy) and allows us to exempt, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our amended and restated compensation policy also provides for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our amended and restated compensation policy.

Nasdaq Requirements for Compensation Committee

Under the Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, each of whom are independent.

As noted above, the members of our compensation committee include Mr. Eli Bachar, Mr. Yaacov Goldman, and Ms. Ilana Lurie, each of whom is “independent,” as such term is defined in under Nasdaq rules.

Joint Committee

In accordance with the provisions of the Companies Law and the regulations promulgated pursuant to it and under certain conditions, an Israeli company may unite its audit committee, the compensation committee and the financial statement examination committee into one committee, or the Joint Committee. As of March 19, 2025, the Company met such conditions and therefore formed a Joint Committee. The members of our Joint Committee consist of Mr. Eli Bachar, Mr. Yaacov Goldman and Ms. Ilana Lurie. As of March 17, 2025, Ms. Lurie serves as the chairwoman of the Joint Committee.

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

On December 15, 2022, our board of directors appointed Mr. Doron Cohen, of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., as our internal auditor. Our internal auditor is a partner of a firm which specializes in internal auditing.

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

We maintain directors’ and officers’ liability insurance currently providing for a total coverage of $7.5 million for the benefit of all of our directors and officers, with an annual premium of $190,000, which expires on September 11, 2025. The terms for the directors’ and officers’ liability insurance were approved by our shareholders.

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

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we will exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee (and, in case a controlling shareholder is an office holder, the board of directors as well), if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

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

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exempt, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exempt is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, by a special majority requirement.

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

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

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

Share Option Plan

In September 2015, our board of directors adopted the 2015 Plan, pursuant to the provisions of the Israeli Income Tax Ordinance, or the Tax Ordinance. Following several amendments, our board of directors currently has the discretion to grant options to purchase Ordinary Shares from a pool of up to 39,857 Ordinary Shares. The number of Ordinary Shares in the Pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of March 19, 2025, 4,660 Ordinary Shares had been issued upon the exercise of options, 25,990 options had been allocated and/or granted but had not been exercised, and 9,208 Ordinary Shares remained available for future grants.

Pursuant to the 2015 Plan, options may be granted to employees, consultants and service providers, directors and non-employees of our company and/or our affiliates, or the Optionees; provided however, that the Optionees who are Israeli employees or directors (who are not controlling shareholders of our company) may only receive options pursuant to Section 102 of the Tax Ordinance, or Section 102, and non-employees (and/or employees who are also controlling shareholders), may receive options pursuant to Section 3(i) of the Tax Ordinance. Section 102 options may be either approved options or unapproved options. Approved Section 102 options are: (1) required to be held by a trustee appointed by our board of directors pursuant to the 2015 Plan; (2) require a holding period as set forth in Section 102; and (3) are subject to an irrevocable proxy provided to the trustee. Section 102 options may either be subject to a capital gains track or ordinary income track, as elected and designated by us.

Our board of directors has the discretion to determine the terms of the options for each option grant, including the exercise price and vesting dates of the options. If not earlier exercised, the options expire upon the earlier of (i) ten years from the date of grant; (ii) depending on the circumstances, following a pre-determined time period after the termination of the Optionees employment or engagement with us, as applicable; or (iii) as provided in the Optionee’s option agreement. Any Ordinary Shares underlying options which are forfeited, expired or canceled before expiration of the 2015 Plan, become available for future grants thereunder. Our board of directors has discretion to change the terms of existing options, including the acceleration of vesting periods in connection with a change of control transaction.

In December 2022, our board of directors approved the amendment to our 2015 Plan to include restricted stock units under the 2015 Plan.

On August 15, 2024, the board of directors approved the Company’s 2024 Global Equity Incentive Plan, or the GEIP, which provides for the reservation from time-to-time, out of the Company’s authorized unissued share capital as the board of directors deems appropriate. The board of directors has initially authorized the issuance of up to 57,132 Ordinary Shares under the GEIP, which reflects 20% of our issued and outstanding share capital as of August 14, 2024. On December 20, 2024, the board of directors approved that the updated number of Ordinary Shares reserved for the GEIP will be 141,492, which reflects 20% of our issued and outstanding share capital as of December 18, 2024. The GEIP includes an Annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States. The GEIP provides for the grant of options, shares, restricted shares or RSUs to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company. The GEIP will continue for a term of ten years from the date of adoption by the board of directors, or until August 14, 2034, unless terminated earlier.  As of March 19, 2025, we have granted certain employees, directors and consultants 131,375 RSUs under the GEIP. Additional 10,117 Ordinary Shares are reserved for future issuance under the GEIP.

Also on August 15, 2024, the board of directors approved the Company’s 2024 Employee Stock Purchase Plan, or the ESPP, which provides for the issuance of up to 62,500 Ordinary Shares and includes an Annex that governs the grants of awards to employees who are Israeli residents. Generally, all of the Company’s employees will be eligible to participate in the ESPP if they are employed by the Company, or employees of any participating subsidiary, provided that they have been employed by the Company or subsidiary for more than five months in a calendar year. The ESPP includes a component that allows the Company to make offerings intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986, as amended, and a component that allows the Company to make offerings not intended to qualify under Section 423. The ESPP currently provides that there will be at least one offering in any consecutive 12-month period. There have been no issuances under the ESPP as of March 19, 2025. The ESPP permits participants to purchase Ordinary Shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. The purchase price of the Ordinary Shares will be determined by the share award compensation committee, in accordance with the terms of the ESPP, but the option price shall not be less than the lesser of 85% of the fair market value of the Ordinary Shares on the offering date, or 85% of the fair market value of the Ordinary Shares on the exercise date.

D. Employees

As of March 19, 2025, we employed 25 full-time employees (including one employee located in Lithuania and one employee located in the United States), and nine part-time employees. In addition, we have two sub-contractors located in India, performing front end software application development. The majority of our employees are located in Israel.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 19, 2025 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 19, 2025, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 1,028,980 Ordinary Shares outstanding on March 19, 2025.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Armistice Capital, LLC (1)	102,795	9.99%
Directors and senior management who are not 5% holders:
Asher Dahan * (2)	21,667	2.1%
Guy Wagner * (3)	27,292	2.6%
Leeor Langer (4)	21,875	2.1%
Eli Bachar * (5)	3,597	0.3%
Alon Mualem (6)	3,472	0.4%
Offir Remez (7)	4,768	0.5%
Shmuel Barel (8)	3,618	0.4%
Tamar Fleisher (9)	2,062	0.2%
Yaacov Goldman * (10)	139	0.0%
Ilana Lurie * (10)	139	0.0%
All directors and senior management as a group (10 persons)	88,628	8.4%

*	Indicates director of the Company.

(1)	The beneficial ownership is based on information provided by Armistice Capital, LLC to us on March 19, 2025, and consists of (i) 67,163 Ordinary Shares; and (ii) 35,632 Ordinary Shares issuable upon exercise of outstanding pre-funded warrants that are exercisable within 60 days of March 19, 2025 at an exercise price of $0.0004. Pursuant to the terms of the warrants, Armistice Capital, LLC may not hold more than 9.99% of the total issued and outstanding Ordinary Shares of the Company at any given time. Therefore, such number does not include (i) 384,188 Ordinary Shares issuable upon exercise of outstanding pre-funded warrants that are exercisable within 60 days of March 19, 2025 at an exercise price of $0.0004; and (ii) 830,500 Ordinary Shares issuable upon exercise of outstanding warrants exercisable within 60 days of March 19, 2025, with expiration dates in January 2030, with an exercise price of $4.00. Armistice Capital, LLC, or Armistice Capital, is the investment manager of Armistice Capital Master Fund Ltd., or the Master Fund, the direct holder of the Ordinary Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the Ordinary Shares held by the Master Fund and thus may be deemed to beneficially own the Ordinary Shares held by the Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the Ordinary Shares held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the Ordinary Shares directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(2)	The beneficial ownership is based on a Schedule 13G/A filed by Mr. Dahan with the SEC on February 13, 2025 and other information available to us, and consists of (i) 19,167 Ordinary Shares; (ii) 208 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 19, 2025, with expiration dates in August 2033 and an exercise price of $105.60; and (iii) 2,291 Ordinary Shares issuable upon the vesting of RSUs that vest within 60 days of March 19, 2025, with expiration dates in December 2034. In addition, Mr. Dahan holds options to purchase 167 Ordinary Shares that are not exercisable within 60 days, with expiration dates in November 2033 and an exercise price of $105.60; options to purchase 625 Ordinary Shares that are not exercisable within 60 days, with expiration dates of September 2034, with an exercise price of $34.32; and 9,167 RSUs that are not exercisable within 60 days, with expiration dates of December 2034.

(3)	The beneficial ownership is based on a Schedule 13G/A filed by Mr. Wagner with the SEC on February 13, 2025 and other information available to us, and consists of (i) 24,792 Ordinary Shares; (ii) 208 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 19, 2025, with expiration dates in August 2033 and an exercise price of $105.60; and (iii) 2,291 Ordinary Shares issuable upon the vesting of RSUs that vest within 60 days of March 19, 2025, with expiration dates in December 2034. In addition, Mr. Wagner holds options to purchase 167 Ordinary Shares that are not exercisable within 60 days, with expiration dates in November 2033 and an exercise price of $105.60; options to purchase 625 Ordinary Shares that are not exercisable within 60 days, with expiration dates in September 2034, with an exercise price of $34.32; and 9,167 RSUs that are not exercisable within 60 days, with expiration dates in December 2034.

(4)	The beneficial ownership is based on a Schedule 13G/A filed by Mr. Langer with the SEC on February 13, 2025, and consists of (i) 19,271 Ordinary Shares; (ii) 208 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 19, 2025, with expiration dates in August 2033 and an exercise price of $105.60; and (iii) 2,396 Ordinary Shares issuable upon the vesting of RSUs that vest within 60 days of March 19, 2025, with expiration dates in December 2034. In addition, Mr. Langer holds options to purchase 167 Ordinary Shares that are not exercisable within 60 days, with expiration dates in August 2033 and an exercise price of $105.60 and 9,583 RSUs that are not exercisable within 60 days, with expiration dates of December 2034.

(5)	The beneficial ownership consists of (i) 1,153 Ordinary Shares based on transfer agent report dated March 19, 2025; and (ii) 2,444 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 19, 2025, with expiration dates ranging from November 2027 to August 2033 with exercise prices ranging from $0.24 to $105.60.

(6)	The beneficial ownership consists of (i) 1,389 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 19, 2025, expiration dates ranging from January 2032 to August 2033, with exercise prices ranging from $0.24 to $105.60 and (ii) 2,083 Ordinary Shares issuable upon the vesting of RSUs that vest within 60 days of March 19, 2025, with expiration dates in December 2034. In addition, Mr. Mualem holds options to purchase 111 Ordinary Shares that are not exercisable within 60 days, with expiration dates in August 2033 and an exercise price of $105.60 and 4,167 RSUs that are not exercisable within 60 days, with expiration dates of December 2034.

(7)	The beneficial ownership consists of 1,712 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 19, 2025, with an expiration date of November 1, 2031 and a weighted average exercise price of $0.24. In addition, Mr. Remez holds options to purchase 139 Ordinary Shares that are exercisable within 60 days, with an expiration date in August 2033 and an exercise price of $105.60 and 2,917 Ordinary Shares issuable upon the vesting of RSUs that vest within 60 days of March 19, 2025, with expiration dates in December 2034. In addition, Mr. Remez holds options to purchase 111 Ordinary Shares that are not exercisable within 60 days, with expiration dates in August 2033 and an exercise price of $105.60 and 5,833 RSUs that are not exercisable within 60 days, with expiration dates of December 2034.

(8)	The beneficial ownership consists of (i) 1,951 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 19, 2025, expiration dates ranging from November 2027 to August 2033, with exercise prices ranging from $0.24 to $105.60 and (ii) 1,667 Ordinary Shares issuable upon the vesting of RSUs that vest within 60 days of March 19, 2025, with expiration dates in December 2034. In addition, Mr. Barel holds options to purchase 139 Ordinary Shares that are not exercisable within 60 days, with expiration dates in August 2033 and an exercise price of $105.60 and 3,333 RSUs that are not exercisable within 60 days, with expiration dates of December 2034.

(9)	The beneficial ownership consists of (i) 396 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 19, 2025, expiration dates ranging from December 2032 to August 2033, with exercise prices ranging from $52.80 to $105.60 and (ii) 1,667 Ordinary Shares issuable upon the vesting of RSUs that vest within 60 days of March 19, 2025, with expiration dates in December 2034. In addition, Ms. Fleisher holds options to purchase 167 Ordinary Shares that are not exercisable within 60 days, with expiration dates in August 2033 and an exercise price of $105.60 and 3,333 RSUs that are not exercisable within 60 days, with expiration dates of December 2034.

(10)	Ms. Lurie and Mr. Goldman each hold options to purchase 139 Ordinary Shares that are exercisable within 60 days, with expiration dates in November 2033, with an exercise price of $105.60. In addition, Ms. Lurie and Mr. Goldman each holds options to purchase 111 Ordinary Shares that are not exercisable within 60 days, with expiration dates in November 2033 and an exercise price of $105.60.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2024, there was an increase in the percentage ownership of Armistice Capital, LLC. (from 0% to 9.99%). In addition, there were decreases in the percentage ownership of: (i) Alumot (from 5.9% to 2.1%), (ii) Asher Dahan (from 6.6% to 2.2%), (iii) Leeor Langer (from 6.6% to 2.2%), (iv) Guy Wagner (from 8.8% to 2.9%), which were due to the dilution as a result of warrant exercises in June 2023 and a public offering in November 2023.

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

Record Holders

As of March 19, 2025, there were 23 shareholders of record of our Ordinary Shares. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

On March 6, 2022, our board of directors approved new terms of compensation for each of our officers, subject to the approval of our shareholders. The new terms of compensation were approved by our shareholders in a meeting that took place on March 14, 2022. On August 15, 2024, our board of directors approved and recommended to the shareholders of the Company to approve, the adoption of an amended and restated compensation policy, which was approved by our shareholders in a meeting that took place on September 26, 2024.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.C Board Practices - Share Option Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for three months after such termination.

Restricted Share Units

In December 2024, we began granting RSUs to our officers and certain of our directors under the GEIP. See “Item 6.C Board Practices - Share Option Plan” for additional information.

In December 2024, we granted certain employees, directors and consultants 131,375 RSUs that started vesting on January 1, 2025 and will settle in Ordinary Shares, under the GEIP. An additional 10,117 Ordinary Shares are reserved for future issuance under the GEIP.

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

Under the Exemptions Regulations, however, an Israeli company whose shares are listed outside Israel is permitted to execute distributions through repurchasing its own shares, even if earnings criteria are not met, without the need for a court’s approval. This exemption is subject to certain conditions, including, among others: (i) the distribution meets the solvency criteria; and (ii) there had not been any objection filed by any of the Company’s creditors to the relevant court. If any creditor objects to such distribution, the Company will be required to obtain the court’s approval for such distribution.

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

C. Markets

See “Item 9A. Offer and Listing Details.”

On October 24, 2023, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying us that we were not in compliance with the Minimum Bid Price Requirement because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until April 22, 2024, to regain compliance with the Minimum Bid Price Requirement. In the event we do not regain compliance with the Minimum Bid Price Requirement by April 22, 2024, we may be eligible for an additional 180-calendar day grace period. On April 24, 2024, we announced that we received a letter from the Nasdaq Stock Market LLC pursuant to which Nasdaq granted us an extension until October 21, 2024, to regain compliance with the minimum bid price requirement. On October 7, 2024, we effectuated a 1-for-20 reverse share split in order to regain compliance with Nasdaq Listing Rule 5550(a)(2). As a result, we were informed by Nasdaq on October 28, 2024 that we had regained compliance.

On January 16, 2025, we received a written notification from Nasdaq, which stated that we were no longer in compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq pursuant to Nasdaq listing Rule 5550(b)(1), due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity. In our Report of Foreign Private Issuer on Form 6-K, dated September 23, 2024, we reported stockholders’ equity of approximately $1,695,000 as of June 30, 2024. In accordance with Nasdaq rules, we submitted a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on our listing on Nasdaq, and during the grace period, as may be extended, our Ordinary Shares and warrants will continue to trade on Nasdaq under the symbol “WLDS” and “WLDSW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report. The information called for by this Item is set forth in Exhibit 1.1 to this annual report and is incorporated by reference into this annual report.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

●	Amended and Restated Compensation Policy for the Company’s Executive Officers and Directors (filed as Exhibit 99.1 to Form 6-K (File No. 001-41502) filed on September 26, 2024 and incorporated herein by reference). See “Item 6. C. Board Practices - Committees of the Board of Directors - Compensation Committee” for more information about this document.

●	Form of Indemnification Agreement, filed as Exhibit 10.1 to a registration statement on Form F-1 (File No. 333-262838) filed on September 8, 2022, and incorporated herein by reference. See “Item 6. C. Board Practices - Indemnification.”

●	Standby Equity Purchase Agreement dated as of June 6, 2024 between the Company and YA II PN, Ltd. filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) filed on June 7, 2024 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Securities Purchase Agreement, dated as of November 26, 2024, by and between the Company and the purchaser party thereto, filed as Exhibit 10.2 to Form 6-K (File No. 001-41502) filed on November 27, 2024 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Placement Agency Agreement, dated as of November 26, 2024, by and between the Company and A.G.P./Alliance Global Partners, filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) filed on November 27, 2024 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Ordinary Warrant, filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) filed on November 27, 2024 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Pre-Funded Warrant, filed as Exhibit 4.2 to Form 6-K (File No. 001-41502) filed on November 27, 2024 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Securities Purchase Agreement, dated as of January 28, 2025, between the Company and the purchaser named in the signature page thereto, filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) filed on January 30, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Placement Agency Agreement, dated as of January 28, 2025, between the Company and A.G.P./Alliance Global Partners, filed as Exhibit 10.2 to Form 6-K (File No. 001-41502) filed on January 30, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Warrant, filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) filed on January 30, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Pre-Funded Warrant, filed as Exhibit 4.2 to Form 6-K (File No. 001-41502) filed on January 30, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”.

●	Form of Warrant Amendment Agreement, filed as Exhibit 4.3 to Form 6-K (File No. 001-41502) filed on January 30, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% (before surtax at a rate of up to 5% on income above certain threshold), which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30% (before surtax at a rate of up to 5% on income above certain threshold). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation at the time of receiving the dividend or at any time during the preceding twelve months. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or PTE, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise or PTE are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise or PTE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Based on the projected composition of our income and valuation of our assets, we cannot determine if we will become a PFIC for 2024 or in the future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities.

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

The NIS devaluated against the U.S. dollar by approximately 0.6% in 2024 and devaluated against the U.S. dollar by approximately 3.1% in 2023.

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenues and operating expenses by approximately $455 thousand and $580 thousand, for the years ended December 31, 2024 and 2023, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the year ended December 31, 2023 we partially hedged our foreign currency exchange risk. During the year ended December 31, 2024, we partially hedged our foreign currency exchange risk. If we were to determine that it is in our best interests to continue hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO (including a partial exercise of over-allotment option), the Company issued and sold 46,875 Ordinary Shares and 107,812 Warrants and received aggregate gross proceeds of approximately $16 million, before deducting underwriting discounts, commissions and offering expenses.

The net proceeds from IPO have been used, and are expected to continue to be used, as described in the final prospectus for the IPO filed with the SEC on September 15, 2022.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2024, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting, due to a transition period established by rules of the SEC for newly public companies and due to an exemption for emerging growth companies under the JOBS Act.

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, we completed the process of documenting our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We have established formal policies, processes and practices related to our internal control over financial reporting and to identify key financial reporting risks, including an assessment of the potential impact and linkage of those risks to specific areas and activities within our organization.

ITEM 16. [RESERVED]

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2023.

The following table provides information regarding fees paid by us to Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, including audit services, for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024		2023
Audit fees (1)	$135,500		$136,000
Audit-related fees	-		-
Tax fees	6,500	(2)	2,500	(3)
All other fees	-		-
Total	$142,000		$138,500

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns and professional services provided in connection with comfort letters, consents and review of documents filed with the SEC.

(2)	Includes professional services rendered in connection with the fees which were required for a transfer pricing study.

(3)	Includes professional services rendered in connection with a VAT audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least any shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors (if applicable), our directors are generally elected by an annual meeting of our shareholders for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our amended and restated compensation policy for our office holders, or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C.Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors, if applicable, who meet the requirements of the Companies Law, as described above under “Management-Board Practices-External Directors.” We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. We have established an Audit Committee and appointed independent directors compliant with applicable rules. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16 H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16 I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16 J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that directors and senior management must observe prior to effecting any transaction in our securities.

We believe that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the Policy is filed as Exhibit 11.1 to this Form 20-F.

ITEM 16 K. CYBERSECURITY.

Our Board recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The audit committee is involved in oversight of our IT general controls and cybersecurity. Our IT general controls cybersecurity policies, standards, processes and practices are fully integrated into our risk management approach. In general, we seek to address IT general controls cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

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

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability evaluation, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We are engaged with a subcontractor that monitors the IT system and cybersecurity, including centralized patch management as part of their routine job functions. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

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

As of March 19, 2025, we do not believe that we have experienced any cybersecurity attack. Cybersecurity threats and cybersecurity incidents, if they occur, can materially affect or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Wearable Devices Ltd. (filed as Exhibit 99.2 to Form 6-K (File No. 001-41502) filed on September 26, 2024 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.4 to F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

2.2	Form of Underwriter’s Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

2.3	Form of Ordinary Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) filed on November 27, 2024 and incorporated herein by reference).

2.4	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-41502) filed on November 27, 2024 and incorporated herein by reference).

2.5	Form of Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) filed on January 30, 2025 and incorporated herein by reference).

2.6	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-41502) filed on January 30, 2025 and incorporated herein by reference).

2.7*	Description of Securities.

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.3 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference ).

4.3	Form of Warrant Amendment Agreement (filed as Exhibit 4.3 to Form 6-K (File No. 001-41502) filed on January 30, 2025 and incorporated herein by reference).

4.4	Wearable Devices Ltd. 2015 Share Option Plan (filed as Exhibit 10.2 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference ).

4.5	First Amendment to Wearable Devices Ltd. 2015 Share Option Plan (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) filed on August 31, 2023 and incorporated herein by reference).

4.6	Wearable Devices Ltd. 2024 Global Equity Incentive Plan (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) filed on August 22, 2024 and incorporated herein by reference).

4.7	Wearable Devices Ltd. 2024 Employee Stock Purchase Plan (filed as Exhibit 10.2 to Form 6-K (File No. 001-41502) filed on August 22, 2024 and incorporated herein by reference).

4.8#	Agreement, dated July 16, 2020, by and between Wearable Devices Ltd. and the Israeli Innovation Authority (filed as Exhibit 10.4 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.9	Amended and Restated Compensation Policy for the Company’s Executive Officers and Directors (filed as Exhibit 99.1 to Form 6-K (File No. 001-41502) filed on September 26, 2024 and incorporated herein by reference).

4.10	Senior Credit Facility Agreement, dated July 4, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd (filed as Exhibit 10.6 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.11	First Addendum to Senior Agreement, dated July 19, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd. (filed as Exhibit 10.8 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

4.12	Standby Equity Purchase Agreement dated as of June 6, 2024 between the Company and YA II PN, Ltd. (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) filed on June 7, 2024 and incorporated herein by reference).

8.1	List of Subsidiaries (filed as Exhibit 21.1 to Form F-1 (File No. 333-262838) filed on September 8, 2022 and incorporated herein by reference).

11.1*	Insider Trading Policy.

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.

15.1*	Consent of Ziv Haft, Certified Public Accountants, Isr. BDO member firm, an independent registered public accounting firm.

97.1	Clawback Policy (filed as Exhibit 97.1 to Form 20-F (File No. 001-41502) filed on March 15, 2024 and incorporated herein by reference).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith

#	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that Wearable Devices Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Wearable Devices Ltd.

Date: March 20, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
of WEARABLE DEVICES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Wearable Devices Ltd. and its subsidiary (“the Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.e to the consolidated financial statements, the Company is still at its development stage, transitioning to production and at an early stage of generating revenues, therefore, it has suffered recurring losses and negative cash flows from operations since inception as of December 31, 2024, the Company incurred accumulated losses of $29.1 million. Further, as discussed in note 1.f, as of June 30, 2024, the Company was noncompliant with Nasdaq’s requirements with respect to minimum stockholders’ equity. The Company’s operations have been funded substantially through issuance of shares and warrants, Israeli governmental grants and convertible promissory note. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1.e. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 19, 2025,
Tel Aviv, Israel

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2024	2023
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	3,089	810
Short-term bank deposits	862	4,045
Governmental grant receivable	17	108
Other receivables and prepaid expenses	322	757
Inventories (Note 3)	1,226	1,032
TOTAL CURRENT ASSETS	5,516	6,752

NON-CURRENT ASSETS:
Long-term bank deposits	-	54
Right-of-use assets (Note 5)	330	592
Property and equipment, net (Note 4)	130	194
TOTAL NON-CURRENT ASSETS	460	840
TOTAL ASSETS	5,976	7,592

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	157	410
Advance payments	83	312
Convertible promissory note (Note 6)	770	-
Accrued payroll and other employment related accruals	402	579
Accrued expenses	392	190
Lease liabilities	291	297
TOTAL CURRENT LIABILITIES	2,095	1,788
Lease liabilities	21	278
TOTAL LIABILITIES	2,116	2,066

COMMITMENTS AND CONTINGENCIES (Note 7)
SHAREHOLDERS’ EQUITY (Note 10):
Ordinary shares no par value: Authorized 50,000,000 as of December 31, 2024 and December 31, 2023; Issued and outstanding 707,463 shares as of December 31, 2024 and 254,843 shares as of December 31, 2023.	67	57
Additional paid-in capital	32,895	26,692
Accumulated losses	(29,102)	(21,223)
TOTAL SHAREHOLDERS’ EQUITY	3,860	5,526
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,976	7,592

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands (except per share amounts)

Revenues	522	82	45
Cost of revenues	(437)	(62)	(10)
GROSS PROFIT	85	20	35
Research and development, net (Note 7. a)	(2,964)	(3,316)	(2,271)
Sales and marketing expenses, net	(2,096)	(2,008)	(1,370)
General and administrative expenses	(2,845)	(2,882)	(1,948)
Initial public offering expenses	-	-	(904)
OPERATING LOSS	(7,820)	(8,186)	(6,458)
Financing income (expenses), net	(52)	372	(38)
LOSS BEFORE TAX EXPENSES	(7,872)	(7,814)	(6,496)
Tax expenses	(7)	-	-
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(7,879)	(7,814)	(6,496)

Net loss per ordinary shares, basic and diluted *	(24.2)	(38.4)	(42.4)
Weighted average number of ordinary shares and pre-funded warrants outstanding basic and diluted *	325,690	202,515	153,465

*

The share and per share information in these financial statements reflects the 1-for-20 reverse share split that became effective on October 10, 2024 and an additional 1-for-4 reverse share split of the Company’s issued and outstanding ordinary shares that became effective on March 17, 2025 (the “Reverse Share Splits”). See also Note 1c.

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares			Additional
	Number of shares**	Amount		paid-in capital	Accumulated losses	Total
		U.S. dollars in thousands
BALANCE AS OF DECEMBER 31, 2021	139,211	31		7,689	(6,913)	807

CHANGES DURING THE YEAR 2022:
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses of $1.6 million	46,875	11		14,308	-	14,319
Conversion of SAFEs (as defined in Note 10) into ordinary shares upon completion of initial public offering (Note 10)	1,477	1		399	-	400
Issuance of ordinary shares as a result of exercise of warrants	500	-	*	160	-	160
Exercise of options	58	-	*	-	-	-
Share-based compensation	-	-		790	-	790
Comprehensive loss	-	-		-	(6,496)	(6,496)
BALANCE AS OF DECEMBER 31, 2022	188,121	43		23,346	(13,409)	9,980
CHANGES DURING THE YEAR 2023:
Shares issued in the public offering, net of issuance cost	55,556	11		1,659	-	1,670
Issuance of shares to April 2021 investors (Note 10)	2,114	1		(1)	-	0
Exercise of warrants	9,052	2		1,447	-	1,449
Share-based compensation	-	-		241	-	241
Comprehensive loss	-	-		-	(7,814)	(7,814)
BALANCE AS OF DECEMBER 31, 2023	254,843	57		26,692	(21,223)	5,526

CHANGES DURING THE YEAR 2024:
Issuance of shares associated with the SEPA (Note 1.d)	307,175	10		4,343	-	4,353
Issuance of units of ordinary shares pre-funded warrants and warrants under registered direct offering	127,500	-		1,578	-	1,578
Issuance of ordinary shares to service provider	9,765	-		100	-	100
Issuance of ordinary shares for the reverse split process	8,180	-		-	-	-
Share-based compensation				182		182
Comprehensive loss					(7,879)	(7,879)
BALANCE AS OF DECEMBER 31, 2024	707,463	67		32,895	(29,102)	3,860

*	Represent an amount less than $500

**	The share and per share information in these financial statements reflects the Reverse Share Splits.

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,879)	(7,814)	(6,496)
Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation	107	68	23
Interest expenses on convertible promissory note	4	-	-
Accrued interest on deposits	(3)	(45)	-
Share-based compensation expenses	182	241	790
Unrealized gain from foreign currency derivative activities	68	(68)	-
Marketing expenses paid in ordinary shares	100	-	-
Provision for inventory write-off	75	-	-

Changes in operating assets and liabilities items:
Decrease in accounts receivable	-	-	8
Decrease (increase) in inventories	(269)	(1,026)	5
Decrease (increase) in governmental grants receivables	91	(54)	8
Decrease (increase) in other receivables and prepaid expenses	357	(136)	(496)
Increase (decrease) in advance payments	(228)	(41)	79
Increase (decrease) in deferred revenues	-	(12)	(12)
Increase (decrease) in accounts payable	(253)	254	84
Increase (decrease) in accrued payroll and other employment related accruals	(177)	163	194
Increase in accrued expenses	212	36	99
Net cash used in operating activities	(7,613)	(8,434)	(5,714)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(43)	(194)	(48)
Decrease (increase) in deposits, net	3,240	(4,054)	-
Prepayments of leasing	-	-	(18)
Net cash provided by (used in) investing activities	3,197	(4,248)	(66)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares issued in the public offering, net of issuance cost	1,578	1,670	-
Proceeds from issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses		-	14,319
Proceeds from issuance of SAFEs	-	-	500
Refund to SAFE investors	-	-	(100)
Proceeds from credit line	-	-	800
Repayment of credit line	-	-	(800)
Proceeds from issuance of ordinary shares as a result of exercise of warrants	-	1,449	160
Proceeds from issuance of ordinary shares associated with the SEPA	4,353	-	-
Proceeds from issuance of convertible promissory note	1,920	-	-
Repayment of convertible promissory note	(1,156)
Net cash provided by financing activities	6,695	3,119	14,879

Net increase (decrease) in cash and cash equivalents	2,279	(9,563)	9,099
Cash and cash equivalents at the beginning of year	810	10,373	1,274
Cash and cash equivalents at the end of year	3,089	810	10,373
Supplemental Disclosure:
Interest paid	49	-	40
Interest received	(144)	(305)	-
Conversion of SAFEs to equity	-	-	400
Right-of-use asset recognized against lease liability	-	644	229

The accompanying notes are an integral part of these financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Wearable Devices Ltd. (the “Company”) was incorporated in Israel in March 2014. The Company develops and sells human-machine interface solutions for the smart wearables industry. In 2023, the Company started production of its B2C consumer product, the “Mudra Band” and started to generate revenues. The Company’s products are designated directly to end users and also designated to businesses in integration of its technology in their smart wearable devices. The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on September 13, 2022, under the symbols “WLDS” and “WLDSW,” respectively.

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the U.S. Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

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

In 2024 and 2023, most of the Company’s revenues were derived from the sales of Mudra Band to B2C customers. In 2022, all of the Company’s revenues were derived from the sales of Mudra development kits. See also note 2.g.

b.

In 2018, the Company established a wholly owned subsidiary in the United States of America for the purpose of marketing and distribution of its solutions – Mudra Wearable, Inc. (the “Subsidiary”) – which commenced its operations in 2020.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL: (Cont.)

c.

In October 2024, the Company effected a one-for-twenty (1-for-20) reverse stock split of its ordinary share (the “October Reverse Split”). As a result of the October Reverse Split, every twenty (20) shares either issued and outstanding were combined into one new ordinary share. All outstanding securities entitling their holders to purchase ordinary shares, including options and warrants were adjusted as a result of the October Reverse Split, as required by the terms of those securities. The October Reverse Split changed the par value per ordinary share from NIS 0.01 to zero par value. On March 17, 2025, the Company effectuated an additional 1-for-4 reverse share split of its issued and outstanding ordinary shares (the “March Reverse Split” and, together with the October Reverse Split, the “Reverse Splits”). The March Reverse Split did not change the number of shares authorized for issuance. See also note 10.a below.

All share amounts, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the Reverse Splits.

d.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. As of March 18, 2025, the ceasefire that had been in place since January 2025 has ended, and hostilities have resumed.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon, has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon, and in October 2024, the Israeli military initiated a ground operation in Lebanon, primarily near the Israel-Lebanon border. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. As of March 19,2025, these events have had no material impact on the Company’s operations.

e.	Going Concern:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. To date, the Company is still at its development stage and at an early stage of generating revenues. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. In September 2022, the Company completed an initial public offering (“IPO”) and listed its ordinary shares and warrants for trading on Nasdaq and raised net proceeds of $13.3 million. In November 2023, the Company completed a secondary offering and raised net proceeds of $1.7 million. In June 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”). During 2024, the Company issued 307,175 ordinary shares pursuant to SEPA for net proceeds of $4.4 million. In November 2024, the Company completed a registered direct offering and raised net proceeds of $1.58 million.

As of December 31, 2024, the Company had incurred accumulated losses of $29 million and expects to continue to fund its operations through fundings such as issuance of convertible securities, ordinary shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, the Company’s dependency on external funding for our operations raises a substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL: (Cont.)

f.

On November 25, 2022, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the ordinary shares was below $1.00 per ordinary share for the previous 30 consecutive business days. On May 23, 2023, the Company received a notification letter from Nasdaq that the Company had been granted an additional 180-day compliance period, or until November 20, 2023, to regain compliance with Nasdaq’s minimum bid price rule. On June 9, 2023, the Company received a written notice from Nasdaq Stock Market LLC, indicating that it has regained compliance with the minimum bid price requirement. On October 24, 2023, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the ordinary shares was below $1.00 per ordinary share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until April 22, 2024, to regain compliance with the minimum bid requirement. Since the Company did not regain compliance with the minimum bid price requirement by April 22, 2024, it applied for an additional 180-calendar day grace period. On April 23, 2024, Nasdaq granted the Company an additional 180-day compliance period, or until October 21, 2024, to regain compliance with Nasdaq’s minimum bid price rule. On October 10, 2024, the Reverse Share Split at the ratio of 1:20 became effective. As a result, the Company was informed by Nasdaq on October 28, 2024 that the Company had regained compliance.

On January 16, 2025, the Company received a written notification from Nasdaq, which stated that the Company was no longer in compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq, due to the Company’s failure to maintain a minimum of $2.5 million in stockholders’ equity.

The Company’s stockholders’ equity was approximately $1.7 million as of June 30, 2024. In accordance with Nasdaq rules, on February 5, 2025, the Company submitted a plan to regain compliance to Nasdaq to explain the way the Company believes it has regained compliance with the minimum stockholders’ equity requirement through the SEPA it entered into with YA II PN, Ltd. (“YA”) on June 6, 2024, and the registered direct offering, completed on November 27, 2024. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company’s listing on Nasdaq, and during the grace period, as may be extended, the Company’s ordinary shares and warrants will continue to trade on Nasdaq under the symbol “WLDS” and “WLDSW,” respectively.

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

e.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the straight-line method, over the estimated useful life of the assets.

%
Annual rates of depreciation are as follows:
Furniture and leasehold improvements	7-15
Computers and software	33
Electronic equipment	15
Machines and molds	7-50

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

f.	Leases

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

The Company has the option to extend some of its lease agreements. In measuring the lease liability and the right-of-use asset, the Company took some of those options into account since management believes that those options are reasonably certain to be exercised.

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

The Company generates revenues from the sales of B2C “Mudra Band”, sales of B2B “Mudra development kits” and sales of pilot transactions.

The “Mudra Band”, is an aftermarket accessory band for the Apple Watch which allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation. Revenue derived from the sale of “Mudra Band” is recognized at a point of time when control transfers to the customer. The Company believes that the delivery date is the most appropriate point in time indicating control has been transferred to the customer.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

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

The amount allocated to the delivered items is recognized upon delivery, the amount allocated to API is recognized over the API period and the amount allocated to technical support is recognized over the service period (a pilot period).

h.	Cost of revenues

Costs are expensed as incurred. The primary components of the cost of revenues include the cost of the product and outbound freight charges.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

The Company applies ASC 740, which clarifies the accounting and reporting for uncertainties with respect to income taxes. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

m.	Share-based compensation

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

m.	Warrants and pre-funded warrants

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

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares and pre-funded warrants outstanding during the financial year, adjusted for ordinary shares and pre-funded warrants issued during the year, if applicable.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

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

The Company maintains certain cash balances in a well-known Israeli banks and U.S.-based bank.

The Company’s labor expenses are denominated mainly in NIS, and therefore, subject to foreign currency risk. During the years ended December 31, 2024 and 2023, the Company partially hedged its foreign currency exchange risk.

Our derivative instruments primarily include foreign currency forward agreements related to the NIS and associated with certain payroll payments. Our foreign currency forward agreements related to foreign currency balance sheet exposure provide economic hedges but are not designated as hedges for accounting purposes. Changes in the value of the derivative, along with the transaction gain or loss on the hedged item, are recorded within our consolidated statements of loss.

s.	Cash and cash equivalents:

Cash equivalents are highly liquid investments that are readily convertible into cash, with an original maturity of three months or less.

t.	Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker, who is the Company’s Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying consolidated financial statements for the purposes of making operating decisions, assessing financial performance, and allocating resources.

u.	Accounting Standards Adopted in 2024

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). This ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (the “CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU’s amendments are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. After evaluating the impact of this pronouncement on the Company’s financial statements, the Company found that there is no impact on its financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

v.	ACCOUNTING STANDARDS ISSUED AND NOT YET ADOPTED IN 2024

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires the disaggregation of certain expense captions into specified categories in disclosures within the notes to the consolidated financial statements to provide enhanced transparency into the expense captions presented on the face of the statement of income and comprehensive income. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and may be applied either prospectively or retrospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its related disclosures.

In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments (“ASU 2024-04”). This new guidance is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. ASU 2024-04 is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The Company does not plan to early adopt this standard. The Company is currently evaluating the effect of adoption of this standard to its consolidated financial statements and disclosures.

NOTE 3 - INVENTORIES

	December 31
	2024	2023
	U.S. dollars in thousands
Cost:
Raw materials	212	514
Work-in-progress	103	206
Finished goods	986	312
Provision for inventory write-off	(75)	-
	1,226	1,032

NOTE  4 - PROPERTY AND EQUIPMENT, net

	December 31
	2024	2023
	U.S. dollars in thousands
Cost:
Computers and software	230	204
Furniture and leasehold improvements	38	38
Electronic equipment	20	20
Machines and molds	86	72
	374	334
Less - accumulated depreciation	244	140
	130	194

NOTE 5 - LEASES

The Company has operating leases for our office and vehicles. The Company’s leases have remaining terms of less than one year to approximately 2 years, some of which may include options to extend the leases for up to 2 years. The Company exercised the option to extend the lease for an additional one year.

The cash flows related to leases are classified as part of the cash used to operating activities in the cash flow statement.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LEASES (Cont.)

The following table summarizes the classification of operating lease right-of-use assets and liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2024 and 2023:

	December 31
	2024	2023
	U.S. dollars in thousands
Assets
Right of use assets	330	592
Liabilities
Short term	291	297
Long term	21	278
Total lease liabilities	312	575

At December 31, 2024, the future minimum lease payments under the Company’s operating lease liabilities are as follows:

Year ended December 31,	U.S. dollars in thousands
2025	302
2026	22
Total future minimum lease payments	324
Less imputed interest	(12)
Total operating lease liabilities	312
Less operating lease liabilities, current	(291)
Operating lease liabilities, non-current	21

Total expenses under all operating leases were $288 thousand, $232 thousand, and $74 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 6 - STAND BY EQUITY PURCHASE AGREEMENT AND CONVERTIBLE PROMISSORY NOTE

On June 6, 2024, the Company entered into the SEPA with YA, a fund managed by Yorkville Advisors Global, LP. Pursuant to the terms of the SEPA, YA is committed to purchase up to the commitment amount, of the Company’s ordinary shares at any time during the three-year period following the execution date of the SEPA. The purchase price of the ordinary shares sold to YA is equal to 97% of the lowest volume weighted average price (“VWAP”) of the ordinary shares during a pricing period of 3 consecutive trading days commencing on the trading day of the delivery of advance notice by the Company. During the year ended December 31, 2024, the Company issued 307,175 ordinary shares for gross proceeds of approximately $4.6 million.

According to SEPA, the Company will have the sole right in its discretion to sell shares to YA from time to time by issuing advance notices to YA. In addition, the Company also agreed to pay YA the commitment fee by issuance of the ordinary shares, equal to $100,000, or 1.0% of the aggregate amount available to be sold under the SEPA, as consideration for its irrevocable commitment to purchase ordinary shares under SEPA. The Company and YA agreed to postpone the issuance of the Commitment Fee to YA. The Commitment Fee will be paid either by cash or by the issuance to YA of such number of ordinary shares that is equal to the balance of the Commitment Fee divided by the average of the daily VWAP of the ordinary shares during the three trading days immediately prior to the payment date. The Company has also paid YA a structuring fee in the amount of $10,000.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - STAND BY EQUITY PURCHASE AGREEMENT AND CONVERTIBLE PROMISSORY NOTE (Cont.)

Subject to certain conditions, according to the SEPA agreement, the Company may request pre-paid advances of the commitment amount, in an amount up to $3 million, which will be evidenced by one or more convertible promissory notes. In June 2024, the Company requested, and received, an initial pre-paid advance of $2 million in connection with the execution of SEPA. Each convertible promissory note will be discounted to 96% of the purchase price and be fully mature 12 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 6% per annum, increasing to 18% per annum upon an Event of Default (as defined in the convertible promissory note). Beginning 60 days after the issuance of a convertible promissory note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the convertible promissory note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. Each convertible promissory note will be convertible at a conversion price equal to $4.00 per ordinary share and contains customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s ordinary shares and the conversion price. Each convertible promissory note will also contain anti-dilution provisions that provide that if the Company issues ordinary shares, or securities convertible into or exercisable or exchange for, shares of ordinary shares at a price per share that is less than the conversion price then in effect, then the conversion price of the convertible promissory note upon each such issuance will be adjusted to the price equal to the consideration per share paid for such ordinary share or other securities.

The embedded conversion option has not bifurcated due to the fixed nature of the conversion price, which is closely indexed to the Company’s own shares. Additionally, there is no significant premium associated with the convertible promissory note.

Moreover, the Company retains the option to settle the debt in shares pursuant to the SEPA conditions. Given that the Company will incur an additional cost, either in cash settlement or in shares settlement (in the form of discounted share price), the convertible promissory note will bear a 5% premium.

The convertible promissory note was recognized based on the amortized cost method and as of December 31, 2024, the convertible promissory note, including accrued interest, amounted to approximately $807 thousand. As of December 31, 2024, the convertible promissory note balance net is $770 thousand. In February 2025, the Company repaid the entire balance of the convertible promissory note and the commitment fee.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2018, two IIA programs were completed, while the amounts received for them aggregated to $1.224 million. In addition, another IIA approved plan commenced on May 1, 2020, and was completed on July 31, 2021, pursuant to which a total of $627 thousand was received. During January 2023, the IIA approved an additional program to finance further development of the Company’s manufacturing process of its wearable neural interface in Israel. The approved program is in amount of approximately $900 thousand (NIS 3.1 million), of which the IIA will finance 60%; for the years ended December 31, 2024 and 2023, the Company received $180 thousand and $288 thousand, respectively.

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

Research and development grants deducted from research and development expenses amounted to $92 thousand, $415 thousand and nil for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $2.4 million plus interest which may be increased, depending on the manufacturing volume that is performed outside Israel. The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development, in whole or part, of its Mudra product and its Mudra Band product, without the IIA Research Committee approval.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS AND CONTINGENCIES: (Cont.)

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

As of December 31, 2024, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, is $95 thousand linked to the CPI.

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

In January 2023, the Company entered into a new lease agreement in Yokne’am Illit, Israel for a period which started on February 1, 2023, and expires on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. The Company exercised the option to extend the lease for an additional one year. The Company’s monthly rent payment for this facility is approximately $16 thousand during the first lease year and increased to approximately $20 thousand during the second lease year. During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year. The Company exercised the option and extended the lease for another year.

The Subsidiary, Mudra Wearable, leases an office located in California. The lease is on a month-to-month basis for $495 per month. Additionally, during 2022, the Company entered into lease agreements to lease 5 vehicles for a period of 3 years.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - CONVERTIBLE SECURITIES – April 2021 investors

In June 2022, the Company received from Alpha Capital Anstalt (“Alpha”) the contractually required written consent to proceed with the IPO (the “June 2022 Consent”) in exchange for a cash payment of $300,000 from the proceeds of the IPO, which was paid on September 28, 2022, following the completion of the IPO. Pursuant to the share purchase agreements the Company entered into with certain investors in April 2021 (the “April 2021 SPAs”), in the event of an initial public offering event or in a Dilutive Issuance event (as defined below), reflecting a pre-money valuation of $26,400,000, or a lower one, then such investors shall receive additional ordinary shares and additional shares underlying each warrant, based on 80% of the price per share at the IPO (the “Discounted PPS”), less the number of ordinary shares issued to them in the April 2021 financing, and the number of shares underlying each warrant shall be increased assuming the exercise amount is divided by the Discounted PPS. Additionally, beginning on April 22, 2021 and until the earlier of (i) the 90th calendar day after the expiration of the applicable lock-ups, following the IPO date (i.e. June 2023) or (ii) three years from April 22, 2021, if the Company or its subsidiary shall issue any ordinary shares or equivalents of ordinary shares, in an equity transaction other than an exempt issuance, entitling any person or entity to acquire ordinary shares at an effective price per share less than the per share purchase price of $180.00 (subject to prior adjustment for reverse and forward stock splits and the like) (a “Dilutive Issuance”), then, for no additional consideration, the Company shall immediately issue to the investors in the April 2021 financing that number of additional ordinary shares equal to (a) the per share purchase price of $180.00 divided by amount actually paid in new cash consideration by third parties for each ordinary share in the Dilutive Issuance less (b) the number of ordinary shares issued to Alpha and other investors at the closing of the April 2021 financing pursuant to April 2021 SPAs. Pursuant to the June 2022 Consent, the investor in the April 2021 financing waived their rights for such adjustments as of the date of the IPO and deferred such adjustments (if any) to be effected on the 90th calendar day following the closing of the IPO.

On September 20, 2022, the Company’s volume weighted average stock price was less than the exercise price of $160.00 for the warrants. Accordingly, effective after the closing of trading on December 14, 2022 (the 90th calendar day immediately following the issuance date of the warrants), the warrants’ exercise price was adjusted pursuant to their terms to $160.00 (the “Exercise Price Adjustment”). Following the Exercise Price Adjustment, on February 16, 2023, the Company issued an aggregate of 2,114 ordinary shares to the April 2021 investors as a result of the IPO.

NOTE 9 - CREDIT FACILITY

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

Additionally, the Credit Facility agreement requires the Company to retain Pure Capital for investor relations services and other related strategic services in exchange for a monthly base fee of $35 thousand, upon the closing of the IPO, under a 3 year consulting agreement. If 70% or more of the warrants (or other convertible securities) issued in connection with the IPO are exercised during the term of such instrument, then the base monthly fee will immediately increase to $70 thousand, which increase shall apply retroactively to the closing of the IPO date. Total expenses for services rendered under Pure Capital agreement were $420 thousand, $420 thousand and $122 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY:

a.	Share capital

The share capital as of December 31, 2024 and 2023, is composed of as follows:

	Number of shares
	Authorized		Issued and outstanding
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ordinary shares, NIS 0.01 par value	50,000,000	50,000,000	707,463	254,843

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

(1)	In 2022, the Company issued 58 ordinary shares, upon exercise of employees’ options.

(2)	In September 2022, the Company completed its IPO whereby the Company issued and sold in connection with the closing of the IPO 46,875 units, each consisting of one ordinary share and two warrants to purchase one ordinary share each. In addition, the underwriter exercised its over-allotment option with respect to 14,062 warrants to purchase 14,062 ordinary shares.

The warrants were exercisable immediately upon issuance, at an exercise price of $320.00 per ordinary share and are exercisable until September 12, 2027. On September 16, 2022, 500 warrants were exercised into 500 ordinary shares. On December 14, 2022, the exercise price of the warrants was adjusted to $160.00 per ordinary share.

In connection with the IPO, the Company received gross proceeds of approximately $16.0 million, before deducting underwriting discounts and commissions and before offering expenses ($14.9 million net proceeds after deducting approximately $1.1 million of underwriting discounts and commissions and approximately $13.3 million after other IPO expenses).

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY: (Cont.)

(3)	During 2022, the Company entered into a simple agreement for future equity (the “SAFEs”) for $500 thousand with 5 investors, $100 thousand each, of which $400 thousand were converted to 1,477 ordinary shares and $100 thousand of one investor were paid back in cash upon the closing of the IPO. Those SAFEs were not mandatorily redeemable, nor redeemable at the option of the holder after a specified date, but in an Equity Financing (as defined in the SAFEs) which under current liquidity circumstances constitutes a redemption event outside of the Company’s control. The Company issued to each SAFE investor a warrant to purchase ordinary shares of the Company with an exercise price of $507.60 per share in such offering for an aggregate amount of up to $25 thousand (exercisable for a total of 197 ordinary shares, until the earlier of: (i) eighteen (18) months from January 2022; or (ii) in a change of control event, which generally covers (a) a transaction in which any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s outstanding voting securities with the right to vote for the election of members of the Company’s Board of Directors, or (b) any reorganization, merger or consolidation of the Company, or (c) a sale, lease or other disposition of all or substantially all of the Company’s assets).

(4)	During September 2022, investors exercised 500 warrants into ordinary shares.

(5)	In June 2023, 9,052 warrants were exercised into 9,052 ordinary shares at an exercise price of $160.00 per ordinary share.

(6)	On November 13, 2023, the Company completed a public offering of its securities, whereby the Company issued and sold 55,556 ordinary shares. The Company received gross proceeds of approximately $2 million, before deducting underwriting discounts and commissions and before offering expenses ($1.7 million net proceeds after deducting underwriting discounts and commissions and other expenses).

(7)	During 2024, the Company issued 307,175 ordinary shares pursuant to the SEPA for net proceeds of $4.4 million (See also Note 6).

(8)

On November 27, 2024, the Company completed a registered direct offering and concurrent private placement, for the issuance and sale of 63,000 ordinary shares, 142,500 pre-funded warrants to purchase up to 142,500 ordinary shares in the registered direct offering, and warrants to purchase up to 205,500 ordinary shares in the concurrent private placement at a combined purchase price of $9.00 per ordinary share. During December 2024, 64,500 pre-funded warrants were exercised into 64,500 ordinary shares.

The warrants issued pursuant to the concurrent private placement have an exercise price of $10.00 per ordinary share, are immediately exercisable and expire five years following the date of issuance. The Company received gross proceeds of approximately $1.85 million, before deducting underwriting discounts and commissions and before offering expenses ($1.58 million net proceeds after deducting underwriting discounts and commissions and other expenses). See also note 13.b.

(9)	In December 2024, the Company issued 9,765 ordinary shares to a service provider in return for marketing services.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY: (Cont.)

b.	Share-based compensation

In 2015, the Company’s Board of Directors adopted the 2015 Share Option Plan (the “2015 Plan”), with 12,910 options available for grant, and through December 31, 2021, the Company’s Board of Directors approved, in the aggregate, an increase of 10,000 options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that, there are 22,910 ordinary shares reserved under the 2015 Plan (including those that were exercised into ordinary shares).

On December 15, 2022, the Company’s Board of Directors approved an increase of a total of 5,308 ordinary shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that there are 28,218 ordinary shares underlying options granted (including options that were exercised into ordinary shares) or reserved for future issuance under the 2015 Plan.

On August 23, 2023, the Company’s Board of Directors approved an increase of a total of 11,639 ordinary shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that there are 39,857 ordinary shares underlying options granted (including options that were exercised into ordinary shares) or reserved for future issuance under the 2015.

On August 15, 2024, the Company’s Board of Directors approved the Company’s 2024 Global Equity Incentive Plan (the “Incentive Plan”), which provides for the issuance of up to 57,132 ordinary shares. The Incentive Plan is subject to the approval of the Israeli Tax Authorities. In addition, the Incentive Plan includes an annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States, subject to the approval of the Company’s shareholders. The Plan was approved at the shareholders meeting held on September 26, 2024. On December 20, 2024, the Company’s Board of Directors approved an increase in the number of ordinary shares reserved for the Incentive Plan to 141,492.

The Incentive Plan provides for the grant of options, shares, restricted shares or restricted share units (“RSUs”) to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

On August 15, 2024, the Company’s Board of Directors approved the Company’s 2024 Employee Stock Purchase Plan (the “ESPP”), which provides for the issuance of up to 62,500 ordinary shares and includes an annex that governs the grants of awards to employees who are residents of the State of Israel. The ESPP is subject to the approval of the Company’s shareholders. The ESPP was approved at the shareholders meeting held on September 26, 2024. Generally, all the Company’s employees will be eligible to participate in the ESPP if they are employed by the Company, or employees of any participating subsidiary, provided that they have been employed by the Company or subsidiary for more than five months in a calendar year. The ESPP permits participants to purchase ordinary shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. The purchase price of the shares will be determined by the Compensation Committee of the Board of Directors in accordance with the terms of the ESPP, but the option price shall not be less than the lesser of 85 percent of the fair market value of the shares on the offering date, or 85 percent of the fair market value of the shares on the exercise date., there have been no issuances under the ESPP as of December 31, 2024

As of March 19, 2025, the Company had 9,208 ordinary shares reserved for future issuance under the 2015 Plan.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY: (Cont.)

Options to employees

Below is a summary of the Company’s options activity and related information with respect to options granted to employees during the years ended December 31, 2024 and 2023:

	Year ended December 31,		Year ended December 31,
	2024		2023
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding - beginning of the year	18,184	$62.16	12,353	$45.04
Granted	**4,187	$21.76	*5,894	$97.92
Exercised	-	$-	-	$-
Expired or forfeited	(62)	$105.60	(62)	$53.12

Outstanding - end of the year	22,309	$54.48	18,184	$62.16

Exercisable at end of year	18,082	$46.56	11,114	$48.96

The weighted-average grant date fair value of stock-based awards granted was $21.76, $97.92 and $14.72 per share during the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of employment.

On August 15, 2024, the Company’s Board of Directors approved the allocation and / or grant of additional options to purchase up to 2,187 ordinary shares to certain directors, officers and employees, with an exercise price of $34.40 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of respective employment or services. The fair value of each option as of the grant date was $15.60, determined using the Black-Scholes option pricing model and the total expenses of approximately $34 thousand will be expensed over the option vesting periods of three years. The options allocated to the Company’s Chief Executive Officer and Chief Scientific Officer were also approved in the shareholders meeting held on September 26, 2024.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY: (Cont.)

On December 25, 2024, the Company’s Board of Directors approved the grant of additional options to purchase up to 2,000 ordinary shares to certain employees, with an exercise price of $7.63 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of respective employment or services. The fair value of each option as of the grant date was $4.32, determined using the Black-Scholes option pricing model and the total expenses of approximately $9 thousand will be expensed over the option vesting periods of three years

The following weighted-average assumptions were used in determining the most recent fair values of stock options using the Black-Scholes valuation model:

2024

Expected dividend yield	0%
Expected stock price volatility	55.0%
Risk free interest rate	4.10%
Expected life of options	6.25

*	Including the grant of 1,500 options to purchase up to 1,500 ordinary shares to directors, as approved by the Company’s shareholders on November 30, 2023, with an exercise price of $105.60 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of employment or service. The fair value of each option as of the grant date was $9.60, determined using the Black-Scholes option pricing model and the total expenses of $15 thousand will be expensed over the option vesting periods of three years.
**	Including the grant of 1,250 options to purchase up to 1,250 ordinary shares to the Company’s Chief Executive Officer and Chief Scientific Officer, as approved by the Company’s shareholders on September 26, 2024, with an exercise price of $34.40 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of employment or service. The fair value of each option as of the grant date was $15.60, determined using the Black-Scholes option pricing model and the total expenses of $19 thousand will be expensed over the option vesting periods of three years.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (DEFICIT): (Cont.)

Options to consultants

The Company’s outstanding options to consultants as of December 31, 2024 were as follows:

Issuance date	In connection with	No. of options issued	Exercise price	No. of options exercisable
2015	Rendered services	1,383	$0.24	1,383
2017	Rendered services	461	$0.24	461
2021	Rendered services	863	$0.24-$180.00	863
2023*	Rendered services	1,250	$43.68	555

*	On April 27, 2023, the Company’s Board of Directors approved the additional grant of options to purchase up to 1,250 ordinary shares to a consultant, with an exercise price of $43.68 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of services. The fair value of each option as of the grant date was $20.80, determined using the Black-Scholes option pricing model and the total expenses of $26 thousand will be expensed over the option vesting periods of three years.

RSUs to employees and consultants:

In August 2024, the Company’s Board of Directors approved the Company’s Incentive Plan, which provides for the issuance of up to 57,132 ordinary shares of the Company. On December 20, 2024, the Board approved the increase of number of ordinary shares reserved under the Incentive Plan to 141,492.

The Incentive Plan provides for the grant of options, shares, restricted shares or RSUs to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

On December 25, 2024, the Board of Directors approved the grant of 131,375 RSUs to employees and consultants, which will be automatically exercised into ordinary shares over a vesting period of between 12 months to 24 months, with the vesting starting on January 1, 2025. The unvested RSUs will expire the termination of employment or service. The fair value of each RSU as of the grant date was $7.12, determined using the 30 days’ market price prior to the grant date, and the total expenses of $934 thousand will be expensed over the option vesting periods.

The share-based compensation expenses are recognized in the following line items in the consolidated statements of comprehensive loss in the years ended:

	December 31
	2024	2023	2022
	U.S. dollars in thousands
Research and development expenses	80	83	180
Sales and marketing expenses	49	61	401
General and administrative expenses	53	97	209
	182	241	790

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (DEFICIT): (Cont.)

Equity Warrants to investors and associated with the IPO and follow on fund raising, as of December 31, 2024:

Number of warrants/ options	Issuance date	Exercise price		Exercise ratio	Expiration date	Notes
98,261	September 13, 2022	$160.00		Each warrant is exercisable into 1 ordinary share	5 years following the issuance date	Registered for trading (*)

2,344	September 15, 2022	$424.80		Each warrant is exercisable into 1 ordinary share	5 years following the issuance date	Owned by underwriter
295	September 15, 2022	$338.40		Each warrant is exercisable into 1 ordinary share	10 years following the issuance date	Owned by the legal advisor
205,500	November 27, 2024	$10.00	(**)	Each warrant is exercisable into 1 ordinary share	5 years following the issuance date	Owned by an investor
78,000	November 27, 2024	$0.0004		Each pre funded warrant is exercisable into 1 ordinary share	Until exercised in full	Owned by an investor

(*)	The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act of 1933, as amended, is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise.

The exercise price per whole ordinary share purchasable upon exercise of the warrants $320.00 per share (the “Initial Exercise Price”). The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting ordinary shares and also upon any distributions of assets, including cash, stock or other property to the Company’s shareholders. Subject to certain exemptions outlined in the warrant, for a period until two years from the date of issuance of the warrant, if the Company shall sell, enter into an agreement to sell and subsequently sells, or grant any option to purchase, or sell, enter into an agreement to sell and subsequently sells, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition the subsequently closes) any ordinary shares or convertible security, at an effective price per share less than the exercise price of the warrant then in effect, the exercise price of the warrant shall be reduced to equal the effective price per share in such Dilutive Issuance; provided, however, that in no event shall the exercise price of the warrant be reduced to an exercise price lower than 50% of the Initial Exercise Price. On the date that is 90 calendar days immediately following the initial issuance date of the warrants, the exercise price of the warrants will adjust (the “Reset Price”), provided that such value is less than the exercise price in effect on that date. The Reset Price is equal to the greater of (a) 50% of the Initial Exercise Price of the warrants on the issuance date or (b) 100% of the lowest volume weighted average price per ordinary share occurring on any day between the initial exercise date of the warrants and 90 calendar days following the issuance date of the warrants. The lowest Reset Price is $160.00, which is 50% of the Initial Exercise Price.

(**)	On January 30, 2025, the exercise price of the warrants pursuant to a November 2024 private placement was adjusted to $4.00 per share following the closing of an additional offering.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (DEFICIT): (Cont.)

c.	Loss per share

Loss per share has been calculated using the weighted average number of ordinary shares and pre-funded warrants in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Loss for the period	(7,879)	(7,814)	(6,496)
Total number of ordinary shares and pre-funded warrants	785,464	254,843	188,121
Weighted average number of ordinary shares and pre-funded warrants	325,690	202,515	153,465
Basic and diluted loss per share	(24.2)	(38.4)	(42.4)

NOTE 11 - TAXES ON INCOME:

a.	The Company is taxed under the Israeli law.

b.	Income of an Israeli company is subject to corporate tax. The corporate tax rate in Israel is 23%.

c.	Tax assessments - In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2019 are considered final.

d.	Carryforward tax losses of the Company as of December 31, 2024, amounted to approximately $21.1 million; however, a full valuation allowance of $4.85 million was recorded against the potential future tax benefits.

e.	The Subsidiary is taxed under the U.S. tax law. The federal tax rate is 21%.

NOTE 12 - RELATED PARTIES

The employment expenses of the co-founders: Asher Dahan (the Chairman of the Board of Directors and the Chief Executive Officer), Guy Wanger (President and Director) and Leeor Langer (the Chief Technology Officer), for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $287 thousand, $293 thousand, and $331 thousand, respectively. On March 14, 2022, the Company’s shareholders meeting approved the increase of the monthly salary of each of the Company’s co-founders to NIS 70 thousand (approximately $19 thousand), plus social benefits and leased car, and approved a one-time bonus equal to 6 monthly salaries, upon the closing of the IPO which was accomplished in September 2022. In November 2024, the Company’s founders agreed to temporarily reduce their salaries.

NOTE 13 - SUBSEQUENT EVENTS:

a.	On January 30, 2025, the Company announced the closing of “best efforts” public offering with a single institutional investor for the purchase and sale of 86,250 ordinary shares, 538,750 pre-funded warrants to purchase up to 538,750 ordinary shares, and warrants to purchase up to 625,000 ordinary shares, at a combined offering price of $4.00 per share and accompanying warrant (the “Offering”). The Company received aggregate gross proceeds of approximately $2.5 million, before deducting placement agent fees and other offering expenses and assuming no exercise of the warrants. The warrants have an exercise price of $4.00 per share, are exercisable immediately and expire five years from the issuance date.

b.	In connection with the Offering detailed in Note 12.a. the Company also agreed to amend existing warrants that were previously issued on November 27, 2024 (see also Note 1.g.) to the investor participating in the Offering to purchase up to 205,500 ordinary shares of the Company, with an exercise price of $10.00 per share. Such existing warrants have been amended to reduce the exercise price to $4.00 per share and now expire five years following the closing of the Offering.

c.	On February 26, 2025, the Company’s shareholders meeting approved a reverse share split of the Company’s issued and outstanding ordinary shares at a ratio of up to 6:1, to be effected, if effected, at the discretion of and on such date to be determined by the Board of Directors. On March 17, 2025, the Company effectuated the March Reverse Split.