Form 20-F
period 2025-12-31
Wearable Devices Ltd.
filed 2026-03-12
CIK 1887673

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,882,802 ordinary shares as of December 31, 2025.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.19 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2025.

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

On October 10, 2024, we effectuated a 1-for-20 reverse share split of our issued and outstanding Ordinary Shares, no par value per share, or the Ordinary Shares in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), and on March 17, 2025, we effectuated an additional 1-for-4 reverse share split of our issued and outstanding Ordinary Shares. On March 11, 2026, we effected an additional 1-for-3 reverse share split of our issued and outstanding Ordinary Shares. All historical quantities of the Ordinary Shares and per share data herein are presented on a post-split basis to give effect to our 1-for-20 reverse share split, our 1-for-4 reverse share split, and our 1-for-3 reverse share split effected prior to the start of trading on Nasdaq on October 10, 2024, March 17, 2025, and March 11, 2026, respectively.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Surface Nerve Conductance, or SNC, becoming the industry standard input method for wearable computing and consumer electronics;

●	our ability to maintain and expand our existing customer base;

●	our ability to maintain and expand compatibility of our devices with a broad range of mobile devices and operating systems;

●	our ability to maintain our business models;

●	our ability to correctly predict the market growth;

●	our ability to remediate material weaknesses in our internal control over financial reporting;

●	our ability to retain our founders;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to raise capital through the issuance of additional securities;

●	the impact of competition and new technologies;

●	the impact of tariffs, trade restrictions, and geopolitical shifts on our operations, supply chain, and market opportunities;

●	our ability to comply with Nasdaq listing requirements;

●	the global political and economic environment in countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Gaza Strip war, wars with Iran and conflicts with Hezbollah in Lebanon;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	other risks and uncertainties, including those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary Risk Factors

Risks Related to Our Business

●	We are a growth company with limited operating history. We may never be able to effectuate our business plan or achieve sufficient revenue or reach profitability;

●	We invest effort and money into seeking validation of our technology and products with B2B companies. There can be no assurance that we will enter into license agreements, which could adversely affect our future business, results of operations and financial condition;

●	There is no assurance that wrist SNC will be the dominant input method in the wearable computing and consumer electronics industry;

●	If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be affected;

●	If we are unable to develop and introduce new gesture input functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected;

●	Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand;

●	The period of time from a license agreement to implementation of our technology is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation;

●	We rely on a limited number of suppliers, contract manufacturers, and logistics providers, and each of our products is manufactured by a single contract manufacturer;

●	Our actual or perceived failure to comply with legal obligations with respect to personal information and customer data could harm our business.

Risks Related to the Industry in Which We Operate

●	The forecasts of market growth included in this annual report on Form 20-F may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all;

●	The market for wearable computing devices is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results would be harmed;

●	If we do not compete effectively, our prospects, operating results, and financial condition could be adversely affected.

Risks Related to Our Financial Condition and Operations

●	We may need to raise additional capital required to grow our business. We may not be able to raise capital on terms acceptable to us or at all, and the sale of additional shares, equity or debt securities could result in additional dilution to our shareholders;

●	If we will have a going concern opinion in the future, as we did in 2023 and 2024, this could materially limit our ability to raise additional funds, which could prevent us from obtaining new financing on reasonable terms or at all;

●	Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

Risks Related to the Ownership of our Ordinary Shares and Warrants

●	Our current officers and directors and holders of more than 5% of our Ordinary Shares currently beneficially own an aggregate of approximately 11.4% of our Ordinary Shares and are able to exert significant control over matters submitted to our shareholders for approval;

●	Our corporate actions are substantially influenced by a significant shareholder whose interests may differ from those of other shareholders.

●	Our Warrants, which are speculative in nature, are listed on Nasdaq separately and may provide investors with an arbitrage opportunity that could adversely affect the trading price of our Ordinary Shares;

●	We do not know whether a market for the Ordinary Shares or Warrants will be sustained or what the trading price of the Ordinary Shares or Warrants will be. As a result, it may be difficult for you to sell your securities;

●	If we will be non-compliant with any applicable continued listing requirements and standards of Nasdaq, and will not be unable to regain compliance, our Ordinary Shares could be delisted from Nasdaq.

●	Future issuances of our Ordinary Shares may result in significant dilution to shareholders and adversely affect the market price of our Ordinary Shares.

Risks Related to Our Intellectual Property

●	We may not be able to adequately protect or enforce our intellectual property rights. Our efforts to do so may be costly;

●	If we are unable to protect our domain names, our brand, business, and operating results could be adversely affected;

●	We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights;

●	Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

Risks Related to Operations in Israel

●	Conditions in Israel, including implications of political, economic and military instability arising from the multi-front war, affect our operations and may limit our ability to produce or sell our products and our ability to raise additional funds;

●	We may be subject to the limitations resulting from our receipt of Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions;

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

General Risk Factors

●	We incur significant costs as a result of our being a public company. Our management is required to devote substantial time to compliance with ongoing SEC and Nasdaq requirements;

Risks Related to Our Business

We are a growth company with limited operating history. We may never be able to effectuate our business plan or achieve sufficient revenue or reach profitability.

For some aspects of our technology, we are still a growth company, and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. Although we have been selling two consumer products – the Mudra Band and the Mudra Link – we may not be able to manufacture the product at the low costs needed to support our business models. We have not yet entered into any commercial arrangement for the licensing of our technology under a licensing model.

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

We invest effort and money from the time of our initial contact with a B2B company, be it a consumer electronics company or a consumer electronics brand, to the date on which the B2B company chooses to integrate our technology into one or more of its products. The B2B company integrates our products and our proprietary software and hardware into a complete consumer electronics product that it manufactures. Successful validation of our technology will result in a signed commercial license agreement with the B2B company. However, we estimate there will be a three-to-five-year period from the time we are first introduced to such a customer to signing a licensing agreement and as of March 11, 2026, we have not entered into any licensing agreements. This is a significant amount of time and negotiations may break down during the course of such negotiations. Accordingly, there is a possibility that we could expend our resources without success.

In addition, a B2B company’s current solution, internally developed or integrated with a third-party solution, may have an advantage with the company going forward because of the established trust and relationship between the parties, which could make it more difficult for competitors, like us, to integrate new solutions for other products or product lines. If we fail to sign a B2B license agreement in the future, our business, results of operations and financial condition would be adversely affected.

There is no assurance that wrist EMG will be the dominant input method in the wearable computing and consumer electronics industry.

Although we believe that electromyography, or EMG, the technology behind our Mudra SNC gesture recognition solution that tracks neural signals in the user’s wrist, will become the industry standard input method for wearable computing and consumer electronics, it is possible that other input methods, such as electroencephalography, voice or camera gestures-or a new, disruptive sensor based on new or existing technology-will achieve acceptance or dominance in the market. If wearable computing and consumer electronics based on other input methods gain acceptance by the market, consumer electronics companies, consumer electronics brands and consumers in place of or as a substitute to EMG, and we do not sign license and integration agreements to the same extent as we expect, our business, results of operations and financial condition would be adversely affected.

If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be adversely affected.

We may need to continually develop and introduce new products and services and improve and enhance our existing products and services to maintain or increase our sales. The success of new or enhanced products and services may depend on a number of factors, including anticipating and effectively addressing consumer preferences and demand, the success of our sales and marketing efforts, timely and successful research and development, effective forecasting and management of product demand, purchase commitments and inventory levels, effective management of manufacturing and supply costs, and the quality of or defects in our products.

The development of our products and services is a complex and costly process, and we typically have several products and services in development at the same time. Given the complexity, we occasionally have experienced, and could experience in the future, delays in completing the development and introduction of new and enhanced products, product features, and services. Problems with the design or quality of our products or services may also have an adverse effect on our business, financial condition, brand, and operating results. Unanticipated problems with developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected.

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

Our business and future operating results will depend on our ability to complete development of existing finger and hand gestures and to develop and introduce new and enhanced gesture functions that incorporate the latest technological advancements in user experience and user interaction, software, algorithms and electrode technologies and to satisfy our customers and consumers. This will require us to invest resources in research and development and also require that we:

●	design new innovative, intuitive natural and accurate gestures to suit a large variety of computing devices, operating system platforms and form factors, that differentiate our products from those of our competitors;

●	integrate successfully the hardware and the software into consumer electronics companies’ products;

●	respond effectively to technological changes or product announcements by our competitors; and

●	adjust to changing market conditions and consumer preferences quickly and cost-effectively.

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

We make efforts to release new consumer products or enhanced product features successfully. The release of new consumer products could adversely impact the sales of our existing products to consumers. For instance, consumers may decide to purchase new products instead of existing products. Moreover, future consumer electronics customers may decide to integrate enhanced gestures or features which do not yet exist in our own consumer products. This could lead to excess inventory and discounting of our existing products. In addition, we anticipate incurring higher levels of sales and marketing expenses accompanying each product introduction. Accordingly, if we fail to effectively manage introductions of new consumer products or enhanced product features, our operating results would be harmed.

Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand.

We sell complex products and services that could contain design and manufacturing defects in their materials, hardware, software, and firmware. These defects could include defective materials or components, or “bugs” that can unexpectedly interfere with the products’ intended operations or cause injuries to users. Although we significantly and thoroughly test new and enhanced products and services before their release, there can be no guarantee we will be able to detect, prevent, or fix all defects.

Failure to detect, prevent, or fix defects could result in a variety of consequences, including a greater number of returns of products than expected from our customers and consumers, or future retail customers, regulatory proceedings, product recalls, and litigation, which could harm our revenue and operating results. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims. If we experience relatively large returns from our retail customers or our other customers and consumers, our business and operating results could be harmed. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also affect our brand and decrease demand for our products and services and adversely affect our operating results and financial condition.

Furthermore, our products are used to monitor our users’ hand bio-potentials activity and to operate control functions on a large variety of digital devices which operate on various users’ wrist physiology and device operating system and hardware models. It may happen that our products do not provide accurate measurements or correctly classify gestures to users, which may result in negative publicity, and, in some cases, may require us to expend time and resources to defend litigation. If our products fail to provide accurate measurements and control functions to users, or if there are reports or claims of inaccurate measurements or claims regarding the overall benefits of our products and services in the future, we may become the subject of negative publicity, litigation, including class action litigation, regulatory proceedings, and warranty claims, and our brand, operating results, and business could be harmed.

The period of time from a license agreement to implementation of our technology is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

Our products are technologically complex, incorporate many technological innovations and are typically intended for use in interface input applications. Prospective consumer electronics customers generally must make significant commitments of resources to test and validate our technology before including it in any product device. The development cycles of our products with new consumer electronics customers may take approximately one to three years after an initial agreement is reached, depending on the customer and the complexity of the input solution. These development cycles result in our investment of our resources prior to realization of any revenues. Further, we are subject to the risk that a consumer electronics company cancels or postpones implementation of our technology, as well as that we may not be able to implement our technology successfully. Further, our sales could be less than forecast if the product device is unsuccessful, due to reasons related to or unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

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

Our consumer product, the Mudra Band, is an aftermarket accessory Apple Watch band which allows touchless operation and control of the Apple eco-system, including devices such as the iPad and Mac computer. Apple enforces strict guidelines which address the physical design of cases, covers, screen overlays, and camera attachments for Apple devices and specifications for hardware accessories that use Bluetooth to communicate with Apple products including Mac, iPhone, iPad and Apple TV 4K models. All accessories must meet requirements which include, and may not be limited to, compliance testing, integrated USB receptacles, user supplied cables and AC power adapters, attachments, magnetic interference, radio frequency performance, thermal management and tripod connections. In particular, watch bands, such as the Mudra Band, have to meet certain requirements with respect to lugs, magnetic chargers, band sizes and dimensions, band material, and environmental regulations. Accessories have to also comply with Bluetooth accessory identification, accessory power (lighting), app discovery, device power, power and communications protocols, Bluetooth, Bluetooth low energy and connectors.

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

We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subject us to significant risks, including the following:

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

In the United States, the U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. We continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more stringent subject matter specific state laws in the United States. For example, in 2018, California enacted the California Consumer Privacy Act, or the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. In addition, various U.S. state privacy laws that became effective in recent years, and upcoming laws in various other states taking effect in 2026, impose additional obligations that vary by jurisdiction. Compliance requirements continue to evolve, creating additional operational challenges and potential liabilities. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Our users may also accidentally disclose or lose control of their passwords, creating the perception that our systems are not secure against third-party access. Additionally, if third parties we work with, such as vendors, developers, or consumer electronics customers who licensed our technology, violate applicable laws, agreements, or our policies, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business.

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

Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our practices. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our products and solutions in certain jurisdictions, or subject us to claims and litigation from private actors and investigations, proceedings, and sanctions by data protection regulators, all of which could harm our business, financial condition and operating results.

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

We rely on third-party application and software stores to distribute our products’ application and software.

We are dependent on third-party application stores that may prevent us from timely updating our applications, building new features, integrations, capabilities and enhancements or charging for access.

We distribute the Mudra Band mobile application, the Mudra Link software program, and other future applications, through smartphone and tablet application stores managed by Apple and Google LLC, or Google, and Microsoft, among others. We cannot assure you that the third-party application stores through which we distribute our mobile applications will maintain their current structures or that such application stores will not charge us fees to list our application for download. We are also depending on these third-party application stores to enable us and our users to update our software applications and to incorporate new features, integrations, capabilities and enhancements. In addition, certain of these companies are now, and others may in the future become, competitors of ours and could stop allowing or supporting access to our platform through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our platform less desirable or harder to access, in each case for competitive reasons.

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

As we continue to grow our business, we will face challenges in integrating, developing, training and motivating a growing employee base and maintaining our company culture. Moreover, our potential continued growth will require significant capital expenditure and the allocation of valuable management resources. Our growth could place a significant strain on our management, customer experience, research and development, sales and marketing, and other resources. In addition, as we expand our business and our customer base continues to grow, it is important that we continue to maintain a high level of customer service and satisfaction. As such, we will need to expand our account management, our customer service representatives, and other personnel so we can continue providing personalized account management and customer service as well as personalized features, integrations, capabilities and enhancements. If we fail to manage our growth in a manner that preserves high levels of customer service and the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our reputation and harm our ability to attract employees, users and organizations.

We spend significant amounts on advertising and other marketing campaigns to acquire new orders, and we expect to increase these advertising and marketing efforts, which may not be successful or cost effective.

We spend significant amounts on advertising and other marketing campaigns, such as online advertising, social media and conference sponsorships and exhibitions to acquire new leads and new orders. We expect our marketing expenses to increase in the future as we continue to spend significant amounts to increase our brand awareness and to establish the category of our products and services. We expect to increase advertising and marketing efforts. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to use our products and services, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing, accurately predict user acquisition, or fully understand or estimate the conditions and behaviors that drive user behavior. If for any reason any of our advertising campaigns proves less successful and/or cost effective than anticipated in attracting new opportunities, we may not be able to recover our advertising spend, and our rate of user acquisition may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products and services.

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

Disruptions to our Information Technology, or IT, systems may disrupt our operations and materially adversely affect our business and results of operations.

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

Our products may also be subject to fraudulent usage and schemes, including third parties accessing customer accounts or viewing data from our platform without our authorization. While we undertake efforts to protect the security and integrity of the information we collect, process, store, and transmit, we cannot entirely mitigate these risks, and there is no guarantee that inadvertent or unauthorized use or disclosure of such information will not occur or that third parties will not gain unauthorized access to such information despite our efforts. In addition, we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on their information systems. We may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access or to compromise our systems because such techniques change frequently and are generally not detected until after an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our software that we may become aware of in the future. We expect similar issues to arise in the future as we continue to expand the features and functionality of our products and platform and introduce new products, and we expect to expend significant resources in an effort to protect against security incidents. In addition, any actual or suspected cybersecurity incident or other compromise of our security measures, or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, or otherwise, could result in governmental investigations or enforcement actions, litigation, harm to our business, damage to our brand and reputation, significant costs for remediating the effects of such an incident and preventing future incidents, lost revenue due to network downtime, and a decrease in customer and user trust. Concerns regarding privacy, data protection, and information security may also cause some of our customers to stop using our products and platform and make it harder to acquire new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

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

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business and financial statements. For example, President Donald Trump has signed executive orders imposing tariffs on certain imports from Mexico, Canada and China, although some have been delayed. In early 2026, the U.S. publicly threatened to impose additional tariffs on imports from certain EU countries, including proposals for tariffs beginning at approximately 10% and potentially increasing to 25%, if related negotiations were unsuccessful, increasing the risk of retaliatory measures by the EU and broader disruption to global trade and supply chains.

The extent and duration of the tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products in affected markets. Further, actions we take to adapt to new tariffs or trade restrictions may cause us to modify our operations or forgo business opportunities.

Artificial intelligence presents significant operational, security, compliance, regulatory, and reputational risks that could materially harm our business.

We incorporate artificial intelligence and machine learning technologies into certain of our products, services, and business operations and rely on third-party vendors and partners that utilize AI in their offerings. AI is a rapidly evolving, complex technology, and its development and use present inherent risks and challenges that could adversely affect our business, financial condition, and results of operations. In particular, AI systems, including generative AI, may create heightened risks to the confidentiality, integrity, and availability of our proprietary information, intellectual property, personal data, and other sensitive information.

The AI models we use or rely upon are trained on large and diverse data sets, and their performance depends on the quality, accuracy, completeness, and security of the underlying data, as well as the design and implementation of the models themselves. If our AI models, training methodologies, or data inputs are flawed, improperly designed, inadequately secured, or incorrectly implemented, they may produce inaccurate, unreliable, or unexpected results, expose confidential or personal information, or otherwise fail to operate as intended. Any such failure or vulnerability could disrupt our operations, impair the performance or reliability of our products and services, result in loss of revenue, damage our reputation, erode customer trust, or lead to loss of business or negative publicity.

In addition, the use of AI may increase our exposure to privacy and cybersecurity risks. AI tools may process, generate, or infer sensitive or personal data, and we depend on our own safeguards and those of our vendors and third-party partners to protect such data. If we, our vendors, or our partners experience an actual or perceived security breach, privacy incident, data misuse, or unauthorized disclosure arising from the use of AI technologies, we could lose valuable intellectual property or confidential information, face regulatory scrutiny or legal liability, and suffer reputational harm. Moreover, bad actors increasingly use sophisticated techniques, including AI-enabled methods, to engage in cyberattacks, data theft, and other illegal activities involving the misuse of personal information, confidential information, or intellectual property, which could further exacerbate these risks.

The development and deployment of AI may also result in unintended ethical, legal, compliance, or reputational issues that we may not be able to identify or mitigate before they arise. The regulatory landscape governing AI remains uncertain and continues to evolve, with laws and regulations differing across jurisdictions. Compliance with existing or proposed regulations relating to AI, including data protection, privacy, intellectual property, and emerging AI-specific legislation, such as in the EU, could require significant expenditures, increase operational complexity, or limit our ability to develop or deploy certain AI-enabled products or features. Any AI-related failure, deficiency, misuse, or perceived misuse could result in regulatory investigations, enforcement actions, litigation, or other legal proceedings, as well as reputational damage, any of which could materially harm our business, financial condition, or results of operations.

Risks Related to the Industry in Which We Operate

The forecasts of market growth included in this annual report on Form 20-F may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this annual report on Form 20-F relating to the expected growth in the market for wearable computing devices, wearable devices, smart-glasses, and consumer electronics industry may prove to be inaccurate. Even if these markets experience the forecasted growth described herein, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts for market growth included in this annual report on Form 20-F should not be taken as indicative of our future growth.

The market for wearable computing devices is still in the early stages of growth and if they do not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results would be harmed.

The market for wearable computing devices – and for AI-glasses and smart glasses – is relatively new and unproven, and it is uncertain whether wearable devices and wearable computers will sustain high levels of demand and wide market acceptance. Our success will depend to a substantial extent on the willingness of people to widely adopt these products and services. In part, adoption of our products and services will depend on the increasing prevalence of connected wearable computing devices as well as new entrants to the wearable computing device market to raise the profile of both the market as a whole and our own platform. Our input technology devices have largely been used to control Apple products and Bluetooth enabled digital devices and consumer electronics. However, they have not been mass-adopted for consumer electronics devices such as large displays, smart-home, and additional existing or upcoming digital devices, for which other products are more often used. Furthermore, some individuals may be reluctant or unwilling to use wearable input devices because they have concerns regarding the risks associated with data privacy, security, accuracy and comfortability. If the wider public does not perceive the benefits of our neural input devices or chooses not to adopt them as a result of concerns regarding privacy, data security, accuracy, comfortability, or for other reasons, then the market for these products and services may not further develop, it may develop more slowly than we expect, or it may not achieve the growth potential we expect it to, any of which would adversely affect our operating results. The development and growth of this relatively new market may also prove to be a short-term trend.

We operate in a highly competitive market. If we do not compete effectively, our prospects, operating results, and financial condition could be adversely affected.

The market for input methods and peripheral devices for digital computers is highly competitive, with companies offering a variety of competitive products and services. We plan to develop and offer additional consumer electronics products for controlling and interacting with computers and digital devices. Additional consumer offerings will include applications for a variety of devices which will add value to the consumer beyond hardware functions. However, if we are unable to successfully develop additional consumer products, our results of operation may suffer. We expect competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that are potentially more competitive than our products and services. The digital devices input methods market has a multitude of participants, including specialized consumer electronics companies, such as Apple, Meta Platforms Inc. (formerly Facebook, Inc.), or Meta, and Google, and traditional peripheral and input solutions companies, such as Microsoft Corporation, or Microsoft, Logitech International S.A. and Razer Inc. In addition, many large, broad-based consumer electronics companies either compete in our market or adjacent markets or have announced plans to do so, including Apple and Meta. For example, in September 2025, Meta launched its Meta Ray-Band Display AR glasses with its Neural Band to control the glasses – which is in direct competition with the Mudra Link neural wristband. In October 2023, Apple released the Apple Watch Ultra2 Double Tap capability, which allows users to tap the index finger and thumb together twice to answer a call, reply to a message, see and scroll through the Smart Stack and more based on the watch’s inertial measurement unit, or IMU, and photoplethysmography, or PPG, sensors. We also compete with a wide range of after-market periphery-related input devices that can be purchased in retail and online stores from a multitude of manufacturers. We believe that many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services, larger and broader customer bases, more established relationships with a larger number of suppliers, contract manufacturers, and channel partners, greater brand recognition, ability to leverage app stores which they may operate, and greater financial, research and development, marketing, distribution, and other resources than we do. Our competitors and potential competitors may also be able to develop products or services that are equal or superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. Some of our competitors may aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us. If we are not able to compete effectively against our current or potential competitors, our prospects, operating results, and financial condition could be adversely affected.

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

Our corporate offices are located in Israel, a state that frequently experiences terrorist attacks and acts of war. In addition, the facilities at which our contract manufacturers manufacture our products and store our products inventory are located in parts of Asia that frequently endure typhoons and earthquakes. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’, contract manufacturers’, and logistics providers’ businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins, denial-of-service attacks, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, and loss of critical data. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting Israel or other locations where we have data centers or store significant inventory of our products. As we rely heavily on our data center facilities, computer and communications systems, and the Internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ businesses, which could have an adverse effect on our business, operating results, and financial condition.

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

We have historically relied on equity financings to fund our operations, including multiple capital raises in 2025 in which Armistice Capital, LLC participated as a significant investor. There can be no assurance that Armistice Capital, LLC, or any other investor, will continue to participate in future financings, or that future financings will be available on terms similar to prior transactions, or at all. Our dependence on a limited number of investors for capital raises may limit our financing alternatives and could increase the likelihood that future financings are completed on terms that are unfavorable to us or our shareholders.

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

Our financial statements for the years ended December 31, 2023 and December 31, 2024 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. If we have a going concern opinion in the future this could materially limit our ability to raise additional funds, which could prevent us from obtaining new financing on reasonable terms or at all.

In part because we have incurred losses in each year since our inception, our audited consolidated financial statements for the period ended December 31, 2023 and December 31, 2024 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2023 and 2024, that could cast significant doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2025 have been prepared assuming that we will continue as a going concern. To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2025, we had an accumulated deficit of approximately $37.2 million. If we receive a going concern opinion in the future, it could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We may require additional financing in the future, but we cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. If we receive a going concern opinion in the future, this could limit our ability to raise additional funds and continue operating as a going concern.

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

Our primary exposure to movements in foreign currency exchange rates relates to a strengthening of the Israeli shekel or foreign currencies relative to the U.S. dollar, which increases our Israeli operations costs and could cause us to increase our international pricing and become less competitive. In addition, weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of our foreign currency-denominated sales and earnings, and generally leads us to raise international pricing, potentially reducing demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the dollar’s strengthening, or at all, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings.

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

Risks Related to the Ownership of our Ordinary Shares and Warrants

Our current officers and directors and holders of more than 5% of our Ordinary Shares currently beneficially own an aggregate of approximately 11.4% of our Ordinary Shares and they will be able to exert significant control over matters submitted to our shareholders for approval.

As of March 11, 2026, our current officers and directors and holders of more than 5% of our Ordinary Shares beneficially own an aggregate of approximately 11.4% of our Ordinary Shares, excluding 66,667 Ordinary Shares held in abeyance. Consequently, they are able to exert significant control over matters submitted to our shareholders for approval. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Our corporate actions may be substantially influenced by Armistice Capital, LLC, whose interests may differ from those of other shareholders.

Our corporate actions may substantially influenced by Armistice Capital, LLC, which has been the principal investor in all of our capital raises during 2025 and, as a result, holds significant influence over our company. Although Armistice Capital, LLC is subject to a 9.99% beneficial ownership limitation pursuant to the warrants issued to it, this limitation does not restrict its ability to attempt to exert significant influence over matters requiring shareholder approval or other important corporate actions, particularly given its continued participation in our financings.

The interests of Armistice Capital, LLC may differ from the interests of our other shareholders. As a result of its significant influence, Armistice Capital, LLC may be able to influence decisions regarding matters such as future equity issuances, strategic transactions, and other corporate actions. These actions may be taken even if they are opposed by other shareholders and could discourage, delay or prevent a change in control of our company. Accordingly, our shareholders may be deprived of an opportunity to receive a premium for their Ordinary Shares in connection with a sale or other change-of-control transaction.

The concentration of influence resulting from Armistice Capital, LLC’s ownership position and ongoing involvement in our capital structure could also adversely affect the market price of our Ordinary Shares and materially reduce the value of an investment in our securities.

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

Our management will have broad discretion in the allocation of the net proceeds, if any, from the exercise of the Warrants and from our recently completed fund-raising transactions. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

The Warrants are listed on Nasdaq separately from our Ordinary Shares and this may provide investors with an arbitrage opportunity that could adversely affect the trading price of our Ordinary Shares.

Because the Warrants are traded on Nasdaq, investors may be provided with an arbitrage opportunity that could depress the price of our Ordinary Shares.

If we will be non-compliant with all applicable Nasdaq continued listing requirements and standards of Nasdaq, and will not be unable to regain compliance, our Ordinary Shares could be delisted from Nasdaq.

In the past we have fallen out of compliance with certain Nasdaq listing requirements. For example, in January 2025, we received a written notification from Nasdaq, which stated that we were no longer in compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq, listing Nasdaq Rule 5550(b)(1), due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity. On April 7, 2025, we received a written notification from Nasdaq informing us that we regained compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq. Similarly, in October 2023, we received a written notification from the Nasdaq notifying us that we were not in compliance with Nasdaq’s minimum bid price requirement because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. On October 7, 2024, we effectuated a 1-for-20 reverse share split in order to regain compliance with Nasdaq Listing Rule 5550(a)(2). As a result, we were informed by Nasdaq on October 28, 2024 that we had regained compliance.

A future decline in the closing price of our Ordinary Shares on Nasdaq or other factors that cause us not to meet any Nasdaq continued listing requirements could result in suspension or delisting procedures in respect of our Ordinary Shares. In order to proactively maintain compliance with Nasdaq's minimum bid price requirement, on March 6, 2026, we announced a 1-for-3 reverse share split of our Ordinary Shares and our tradable warrants, which became effective at market open on March 11, 2026, and pursuant to which the exercise price underlying each warrant was proportionately adjusted. Notwithstanding such measures, there can be no assurance that we will maintain compliance with Nasdaq listing requirements going forward.

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

The Warrants are speculative in nature.

Except as otherwise set forth therein, the warrants issued in the IPO, or the Warrants, do not confer any rights of Ordinary Share ownership on their holders, such as voting rights, but rather merely represent the right to acquire Ordinary Shares at a fixed price for a limited period of time. Specifically, holders of the Warrants may exercise their right to acquire Ordinary Shares and pay an exercise price of $480.00 per Ordinary Share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. There can be no assurance that the market price of our Ordinary Shares will ever equal or exceed the exercise price of the Warrants. In the event that our Ordinary Shares price does not exceed the exercise price of such Warrants during the period when such Warrants are exercisable, the Warrants may not have any value.

Shareholders may experience significant dilution as a result of potential future financings that we may effect.

We currently have an effective shelf registration statement on Form F-3 for the sale of up to $30,000,000 of our Ordinary Shares, warrants, rights and/or units, of which approximately $16.5 million has been sold. Future purchasers of our Ordinary Shares, as well as our existing shareholders, will experience significant dilution if we sell additional shares at prices significantly below the price at which they invested. In addition, we may issue additional Ordinary Shares or other equity securities exercisable for Ordinary Shares in connection with, among other things, future acquisitions of additional companies or assets, or under our equity incentive plans, in certain cases without shareholder approval. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

Our issuance of additional Ordinary Shares or other ordinary share equivalents would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us will decrease;

●	the relative voting strength of each previously outstanding ordinary share may be diminished; and

●	the market price of our Ordinary Shares may decline.

Our shareholders may experience significant dilution as a result of the exercise of outstanding warrants and future issuances of ordinary shares.

The exercise of outstanding warrants to purchase an aggregate of 2,904,500 Ordinary Shares, consisting of 333,333 September 12 Warrants, 223,333 September 15 Warrants, 410,000 October 2025 Warrants, and 1,937,834 November 2025 Warrants (as defined below), could result in significant dilution to our existing shareholders. In addition, the holder of such warrants may sell from time to time Ordinary Shares underlying certain of these warrants, which represent a substantial percentage of our issued and outstanding Ordinary Shares as of March 11, 2026, excluding 66,667 Ordinary Shares held in abeyance on behalf of such Holder due to a beneficial ownership limitation. Our transfer agent holds these Ordinary Shares in abeyance and releases a specified number of shares upon request, subject to applicable limitations. Actual or perceived sales of these Ordinary Shares could adversely affect the market price of our Ordinary Shares.

If all of the outstanding warrants described above are exercised in full and the Ordinary Shares held in abeyance are issued, the number of our outstanding Ordinary Shares would increase significantly, representing an increase of approximately 84.14%, based on our outstanding Ordinary Shares as of March 11, 2026. As a result, our shareholders would experience substantial dilution of their ownership interests. In addition, such issuances could have an adverse effect on our earnings per share if and when we become profitable. The resale of these additional Ordinary Shares, or the perception that such issuances or resales may occur, could further depress the trading price of our Ordinary Shares and could materially impair our ability to raise capital through future equity financings.

The market price of our Ordinary Shares may also decline as a result of future sales of a large number of Ordinary Shares in the public markets by our shareholders, or the perception that such sales may occur. We cannot predict the effect that future sales of Ordinary Shares or other equity-related securities would have on the market price of our Ordinary Shares, and such sales could make it more difficult or costly for us to raise additional capital at a time and price that we deem appropriate, or at all.

Our amended and restated articles of association authorize our board of directors to issue additional Ordinary Shares or securities convertible or exchangeable into Ordinary Shares without shareholder approval, to the extent permitted under applicable law. We may issue such securities in the future to raise additional capital, including equity awards such as restricted share units, stock appreciation rights, options or warrants. Any such issuances or exercises could result in additional dilution to our shareholders. Moreover, holders of our Ordinary Shares do not have preemptive rights to purchase their pro rata share of any future issuance of shares or equivalent securities, which could further increase dilution.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our securities.

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

We intend to take advantage of some of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of ordinary equity securities pursuant to an effective registration statement under the Securities Act (or December 31, 2027), (b) in which we have total annual gross revenue of at least $1.235 billion), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

Our offices are located in Yokne’am Illit, Israel, thus, political, economic, and military conditions in Israel may directly affect our business. On October 7, 2023, an attack was launched against Israel by the Hamas terrorist organization. In response, the Security Cabinet of the State of Israel declared war on Hamas and a military campaign ensued. Since that time, Israel has experienced periods of active hostilities as well as periods of reduced military activity, including a ceasefire arrangement reached in October 2025. While the ceasefire has contributed to greater regional stability and the resumption of routine economic and commercial activity in Israel, there can be no assurance that it will be maintained or that hostilities will not resume. On Israel’s northern border, Israel has been engaged with Hezbollah in Lebanon, a terrorist organization that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. In November 2024, Israel entered into a ceasefire arrangement with Hezbollah, which reduced hostilities along the northern border until early March 2026 when hostilities renewed again as described below. In addition, Iran and Iran-backed groups in the region, including the Houthi movement in Yemen, have previously launched attacks involving drones and missiles against Israel and, at times, threatened to continue such activity. In 2024, Iran launched direct attacks on Israel involving drones and missiles, and regional tensions increased as a result. In June 2025, Israel and Iran experienced a limited period of direct confrontation, which resulted in heightened security conditions and temporary disruptions to transportation and commercial activity, including the temporary closure of Israeli airspace and ports. More recently, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. In addition, in early March 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved. Further escalation, whether involving direct confrontation between Israel and Iran or through regional proxy groups, could result in additional mobilization of reserve personnel, further restrictions on movement or commerce, damage to infrastructure, supply chain interruptions, disruptions to global energy markets, and heightened cybersecurity threats. Any of the foregoing could materially and adversely affect our operations, financial condition, and results of operations, particularly if disruptions are prolonged or recur.

Since the outbreak of hostilities on October 7, 2023, our operations have not been adversely affected, and we have continued to operate in the ordinary course. Although a ceasefire arrangement reached in October 2025 has reduced hostilities, ongoing geopolitical uncertainty could affect Israel’s economy, including through credit rating actions. While Moody’s downgraded Israel’s sovereign credit rating from A2 to Baa1, it revised its credit outlook from a negative outlook to stable and continues to hold this rating as of February 2026. S&P Global Ratings has maintained Israel’s sovereign credit rating at A with a stable outlook as of November 2025. We continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

Any hostilities involving Israel, terrorist activities, political instability or violence in the region, or the interruption or curtailment of trade or transport among Israel and its trading partners could make it more difficult for us to raise capital, if needed in the future, and adversely affect our operations and results of operations and the market price of our Ordinary Shares. Further, in the past, the State of Israel, Israeli companies and Israeli institutions have been subjected to economic boycotts. Several countries, principally in the Middle East, still restrict doing business with Israel, Israeli companies, and Israeli institutions and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by certain countries, activists and organizations to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties.

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

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to the series of attacks on civilian and military targets in October 2023, there have been significant call-ups of military reservists. Currently, three of the Company’s employees are in military reserve service, none of which are officers of the Company. However, if the number of reservists in our Company increases and becomes significant, our operations could be disrupted by such call-ups.

Additionally, political conditions within Israel may affect our operations. Many citizens and groups have responded strongly against the Israeli government’s pursuit of judicial reform. To date, these initiatives have been substantially put on hold. Actual or perceived instability in Israel or any negative changes in the political environment may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate principal amount of approximately $2.4 million that we accrued or received from the Israeli Innovation Authority, or the IIA as of December 31, 2025. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0%-3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of SOFR applicable to U.S. dollar deposits. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. As of December 31, 2025, our contingent liabilities regarding IIA grants accrued or received by us were in an aggregate principal amount of approximately $2.4 million plus SOFR interest. The terms of the grants under the of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, and the related IIA rules and regulations, require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad. In addition, in December 2025, we received approval from the IIA for a grant to support a clinical pilot program evaluating the use of our Mudra Link neural wristband in rehabilitation applications for patients with impaired grip-force control following neurological injuries.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years (until December 31, 2027), or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

B. Business Overview

We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband for controlling digital devices using subtle finger gestures and hand movements. Since our technology was introduced to the market in 2014, we have been working with both B2B and B2C customers as part of our push-pull strategy. We are now in the early stages of commercializing our technology into B2C markets and with B2B potential partners. At the same time, starting in December 2023, we have commenced shipment of the Mudra Band, our first B2C consumer product, and aftermarket accessory band for Apple Watch that enables gesture control across Apple ecosystem devices such as iPhone, Mac computer, Apple TV, iPad and Apple Vision Pro, inter alia. In September 2024, we launched the Mudra Link, a universal neural band to control multiple Operating Systems, or OS, devices. The Mudra Link has been sold and shipped regularly since February 2025.

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

Combining our own proprietary sensors, AI development capabilities, and product developments expertise, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. These digital devices include consumer electronics, smart watches, smartphones, augmented reality, or AR, glasses, virtual reality, or VR, headsets, televisions, personal computers and laptop computers, drones, robots, etc.

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

In February 2026, we announced the launch of Mudra Experience Studio – a universal single codebase Neural Input Platform for XR and AI Developers. The Mudra Experience Studio provides developers with production-ready SDKs, standardized gesture taxonomy, and OEM integration tiers that enable rapid deployment of neural input across all leading Artificial Intelligence Integrated Development Environment, or IDE, such as Loveable, ChatGPT, Claude, Cursor, and more.

In 2025 and 2024, we had revenues of $647 thousand and $522 thousand, respectively, and comprehensive and net loss of $8.1 million and $7.9 million, respectively.

Over 100 companies have purchased our Mudra Inspire, 30 of which are multinational technology companies. These companies are exploring various input and control use-cases for their products, ranging over multiple countries and industry sectors, including consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers. Our objective with these companies is to commercialize the Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services. We estimate that there will be a three-to-five-year period from the time we are first introduced to a customer to signing a licensing agreement. As of March 11, 2026, we have not signed a license agreement with any of these companies.

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

Our Strengths

We believe that our strengths include:

●	Direct relationships with the world’s leading multinational technology consumer electronics companies. Our B2B customers are seeking new, intuitive and natural methods for input and control of wearable computers, including smartwatches, AR glasses, VR headsets, smartphones, and other consumer entertainment devices (such as smart televisions, large displays, voice assistants, etc.)

●	Vertically integrated platform that is difficult to replicate. We believe that we are setting the standard of using gestures to interact with wearable computers. Our technology is based on six layers which form three pillars - hardware, software and humanware, which is the method of adding a human facet into the development of hardware and software with the main goal of making it as functional as possible. Our hardware and software emphasize natural, intuitive, easy to use user-experience and user interface humanware. Our technologies are interdependent and are optimized to sense wrist area bio-potentials, which are electrical potentials generated in the tissues of the wrist. There is a very high interdependency between each layer, and we believe that we possess the expertise for all technological layers.

●	An Ecosystem Bridging Human Input Intent to Digital Reality. With the formation of our ai6 Labs, we have established a closed-loop AI ecosystem that bridges human intent with digital reality by integrating foundational neural research, product commercialization, and a high-velocity AI accelerator into a single virtuous cycle — continuously generating proprietary IP, accelerating time-to-market, and strengthening our technological moat in scalable, intent-driven human-machine interaction.

●	Expanding our products to multiple market verticals. In addition to working with businesses and individual customers in the consumer electronics market, we have developed several use-cases for digital health, Industry 4.0, and sport analytics markets. These use-cases involve utilizing the Mudra SNC sensor as a platform to be used in additional verticals, such as frontline workers, patients, and athletes and sport enthusiasts.

●	A Push-Pull strategy to win both B2B and B2C sales. Using a “Push-Pull” strategy and working directly with manufacturers of digital devices and with consumers using wearable computing devices, we have successfully created customer demand for consumer products and proved to manufacturers the validity of our solution to consumers. Working with both manufacturers and consumers allows us to develop products that are based on needs, inputs, demands, requests and behaviors of all stakeholders along the value chain.

●	World-class research, engineering and product teams. Our employees have a diverse set of skills and industry experience, including expertise in highly scalable distributed software systems, machine learning algorithms, artificial intelligence architecture, and user-centric product design. Our engineering, product, and design teams work together to bring our products to life, from conception to implementation. We are committed to leveraging data to continuously improve our customer experience by studying and understanding points of interaction and how our customers use our platform features.

●	Strong, advantageous platform that contains:

-	A proprietary sensor to capture neural signals. Our proprietary Mudra SNC sensor can be utilized to decipher signal patterns for gesture control as input for digital devices, and it can also be utilized to monitor and track the neural activity of the hand motor neurons for short and long-term diagnosis.

-	Natural, intuitive operation using subtle finger movements. By making communication with computers much easier, we intend to empower users to interact with computers and work, enjoy entertainment, and live better. Our stylish, elegant devices are of small size and shape, and support familiar gestures in comfortable body postures.

-	Human-centered design that optimizes user experience. Our products are designed around our customers’ user experience. Our large global network of consumers and business customers provides highly useful feedback and insights, which we use to constantly improve our products and the value we offer to our users.

-	A universal neural input developer platform. Our Mudra Experience Studio enables “build-once, deploy everywhere” integration across XR, mobile, desktop, and AI environments. By standardizing gesture taxonomy and providing production-ready software development kits, or SDKs, we are transforming our proprietary neural sensing technology into a scalable, cross-platform input layer— enabling the development of Human Internet-based neural experiences through free-text prompting and AI coding agents such as Loveable, Cursor, Claude, and ChatGPT, among others.

-	A large hand and finger gesture database. Through anonymized data from cloud-based calibrations and mobile apps, we are building a large database of finger and hand gestures. This will allow us to gain unparalleled insights on trends, behaviors, and usage.

-	Flexible gestures and user-interaction choices. Our platform supports the development and implementation of a large variety of new gestures. We can tailor gestures for each use-case per user requests or our own internal insights. Defining the right gesture and binding it with the correct function is important for high adoption of our input solution for wearable computing, and for our platform solution to become ubiquitous in multiple digital devices.

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

According to a December 2025 publication from International Data Corporation, or IDC, the global market for wrist-worn smart devices reached over 150 million units shipped during the first three quarters of 2025. This represents a 10% increase over the same period in 2024. Of those, smartwatches accounted for nearly 120 million units, up 7.3% year-on-year. The simple and affordable fitness trackers saw a bigger increase in demand, up 21.3% year-on-year, with a total of 32.86 million units.

A December 2025 report by IDC, titled “Global XR Shipments Rebound Behind Glasses-First Momentum,” forecasts global XR glasses shipments to grow approximately 320% in 2025, reaching 10.6 million units, according to IDC. Worldwide, the growing mainstream acceptance of XR glasses and continued enthusiasm from gamers for mixed reality and big-screen experiences have propelled the market forward. The XR glasses category is expected to ship approximately 105.7 million devices from 2025 through 2029, totaling approximately 29.7 million units in 2029, with an expected compound annual growth rate of 29.3%.

This product category includes devices by Meta, Apple, HTC Corporation, Samsung Electronics Co., Ltd., or Samsung, Google, Microsoft, Sony Group Corporation, Xreal Technology Co., Ltd., Rokid Inc., and others.

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

As a result, we plan to focus on delivering the greatest value to users by first focusing on the wearable and face computer device categories. The Mudra Band is the only neural interface which connects to the Apple Watch. The Mudra Link is compatible with leading smart glasses by Xreal, Viture, Rokid, RayNeo, TCL, and Samsung, among others. It is also compatible with leading Smart TV streamers such as Apple TV 4K, Amazon Fire TV stick, and Roku streaming devices. We believe that as we continue to expand our platform and as consumers increasingly view a connected world of ambient computing and smart-home products and services as an alternative or complement to wearable devices, there will be an opportunity to extend our addressable market to the broader consumer electronics categories and markets.

Neural control interface market

The global neural control interface market is expanding due to several significant trends, including:

●	The pace of technological advancements is always dictated by user interfaces: Input methods have evolved in the past 70 years from paper printed punch-cards to touchscreens and gesture sensing technologies. The purpose of input is to lower the cognitive load of the user and provide a natural and intuitive method to communicate intentions and commands into a computer. The computer mouse helped place a personal computer in every home, and the touchscreen revolution put a smartphone in every pocket. Input technology is the enabler and herald of the next computing platform. We believe that the input method for wearable computing will have to be re-invented as well, with interactions beyond the touchscreen.

●	Spatial computing is reshaping business processes and consumer entertainment patterns: The use of wearable technology makes it easier for frontline and assembly line workers to operate more efficiently and provide better service. It boosts labor efficiency, reduces quality defects and revisions, and improves safety. Wearable consumer products are already an integral part of consumers’ lives. The Apple Vision Pro and the Meta Quest 3 and Samsung’s Galaxy XR headset platform developed in collaboration with Google and Qualcomm are two examples of spatial computing products.

●	The AI and AR glasses landscape is widely considered to represent the next evolution of personal computing. Instead of just viewing content, users can access contextual digital information layered directly onto their physical environment. AI-powered glasses enable real-time use cases such as live language translation, AI agent queries and task assistance, navigation overlays, object and text recognition, contextual notifications, hands-free messaging, and seamless video and audio streaming. Users can interact naturally with intelligent assistants, capture and share content, receive step-by-step guidance for work or daily activities, and access always-available information without interrupting their surroundings. We believe that our technology can serve as a standard input interface for smart glasses by providing intuitive, wearable-based gesture control that enables precise, eyes-free interaction beyond the limitations of voice-only or vision-based solutions.

●	The human wrist is a highly valuable location for sensing and interpreting human intent: Nerve bundles and arteries pass directly beneath the skin, enabling the detection of subtle bioelectrical signals associated not only with physiological functions but also with motor intention. Today, physical tools are being replaced with digital accessories such as wristbands and smartwatches. These devices measure wrist movement, heartbeat, electroencephalography, rhythm, skin temperature, hydration, and blood oxygen. Recent advancements in sensors and signal processing combined with artificial intelligence algorithms have enabled the emergence of wrist-based wearable neural input technology, thus opening a wide range of applications in HCI and bio-potential signals monitoring.

●	Neurotech markets and brain-computer interfaces are gaining traction: The neurotech industry is based on connecting human brains to computers, and brain-computer interfaces are increasingly advancing into clinical and early commercial stages. As of early 2026, Neuralink has implanted its brain-computer interface in approximately a dozen human participants as part of ongoing clinical studies. Synchron’s minimally invasive Stentrode brain-computer interface has been implanted in approximately ten patients across clinical trials and the company has secured significant funding to support continued development and commercialization. We believe that non-invasive wearable interfaces capable of providing gesture-based pointing functionality, such as tap, pinch, drag, slide and glide, will be key to mass consumer market adoption, whereas implantable brain interfaces are likely to remain primarily focused on medical applications for several more years.

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

Building on this foundation, we have recently introduced Mudra Experience Studio, a new AI-driven top layer designed specifically for the AI-powered IDE era. The platform transforms neural input into a universal gesture language, enabling seamless integration with modern AI development environments. It provides a rapid method to develop and deploy neural input applications using natural-language text prompts, similar to working with commercially available AI coding agents, significantly accelerating development cycles and lowering the barrier to entry for integrating neural input across devices and platforms.

In February 2026, we announced the formation of ai6 Labs, a closed-loop AI ecosystem that bridges human intent with digital reality by integrating foundational neural research, product commercialization, and a high-velocity AI accelerator into a single virtuous cycle. With the launch of ai6 Labs, the synergy of accelerator, research and product commercialization is expected to enhance our abilities in bringing new products to the market. At its core is a deep-tech foundation powered by our Large MUAP Model and Brain-AI Bus architecture - a high-speed neural data highway connecting biological intent to AI. By converting "neural bits" into machine-readable data, this ecosystem is continuously generating proprietary IP, accelerating time-to-market, and strengthening our technological moat in scalable, intent-driven human-machine interaction.

The hardware pillar includes electrodes, band design (form factor and materials), the proprietary SNC sensor and the miniaturized flex-rigid electronics. The wristbands are ergonomically designed to contour the wrist for a secure and comfortable daily fit. The SNC sensors are optimized for the inner wrist to detect low-energy biopotentials while maintaining optimal bandwidth and minimizing external interference. The dynamic-printed circuit board miniaturized flex-rigid electronics architecture combines flexibility with structural integrity, meeting strict bill-of-materials, design-for-assembly, and consumer compliance requirements.

Figure 2: The Three Pillars of the Mudra Technology

Figure 2 above displays the three pillars of our technology.

The second pillar is software, which includes a cross platform software engine, artificial intelligence learning algorithms and software applications. We developed a unique real-time signal processing engine that runs on low-compute wearables and digital devices, enabling algorithm deployment across multiple operating systems without rewriting code for each platform. Our machine learning algorithms and deep learning architecture leverage advanced few-shot learning techniques to classify unique bio-signals using proprietary training and validation datasets. We develop software applications for mobile and desktop operating systems which integrate the algorithms and supply the users with the desired gestures and functions.

The third pillar is the humanware and user experience, encompassing the hand and finger gestures users perform and the functions mapped to them to control devices. We have developed a natural, human-optimized gesture set that enables intuitive interaction and increases fidelity of intent. As a result, we immerse users naturally to control their devices and increase the fidelity of intention. Furthermore, we developed functionality that allows users to toggle and switch between connected devices and provides a seamless transition of control across devices such as an iPhone, iPad, Mac computer, and Apple TV devices, as well as other connected devices including smart glasses, using handsfree and touchless subtle finger and wrist movements.

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

We specifically tailor the gesture set to each controlled device and use case through our Gesture Mapper tool, which enables dynamic mapping of gestures to device-specific functions. Accordingly, each electronics brand can implement customized bundles of hardware, software, and humanware, with flexible integration interfaces aligned to its device architecture, system requirements, and design language.

Our Core Products and Solutions

The Mudra Platform

Mudra, our neural interface platform, is designed to enable our customers and users to improve interaction and control of digital devices by:

●	Creating a natural and intuitive collaboration with computers. We empower users to interact, entertain, work, and live more natural, relaxed, and productive lifestyles by lowering the burden of communicating with computers and enabling an intuitive mode of interacting with computers. Our technology includes a non-invasive neural input interface for the wrist that allows control of digital devices using natural and intuitive subtle finger movements and hand gestures. The wearable wristband and location empowers us to span product lines over multiple styles, form factors, capabilities, and functions, addressing the needs of everyone - from consumers using their favorite smart glasses for infotainment and relaxation to business and enterprise customers serving their customers and helping their employees to maximize their performance.

●	Designing products with a human-centered design, focusing on optimizing the customer experience. Our products are designed bottom up from the user experience, through the gestures used and the device design and form factor. We leverage insights from a broad base of business customers and consumers worldwide, enabling us to continuously refine and optimize interaction standards for wearable devices. We are conducting extensive user-tests and observations to custom-tailor each gesture with the right control function. We use familiar gestures such as tap and pinch and glide, which can be performed in relaxed and comfortable body postures.

●	Learning through cloud-based calibrations and mobile apps. We are building a large hand and fingers gesture database. The information is stored anonymized on cloud-based servers, which allows us to gain meaningful insights on user trends, behaviors, and usage of our products. We then use transfer learning, a machine learning method for storing knowledge gained while solving one problem and applying it to a different but related problem, to implement new insights and wisdom into our next generation algorithms, devices, and user experiences.

Our Products

We are offering both B2B and B2C products.

B2B products. We offer two ways for our business customers to access our technology: (i) paid pilot projects which include the purchase of Mudra Development Kit to evaluate the experience and to validate the technology, and (ii) an SNC sensor module to integrate into a customer device (including AR/VR headsets, smartphones, smartwatches, televisions, and laptops) under a license agreement. Typically, we work with the B2B customer on validating our technology with the goal of integrating our technology into the customer’s device. We also offer licensing of a SNC sensor module, with the option to license our operating system, or OS, software package and algorithm software package.

Our B2B product offerings include:

●	SNC sensor module. We provide the SNC sensor, OS software package and an algorithm package to customers. The customer can then integrate the SNC sensor in its own wrist-worn device, and use our OS software package and algorithm package to offer Mudra capabilities integrated in its own product. After the validation phase, we create a reference design for the SNC sensor and electronics that are built around our SNC sensor. The customer, based on our reference design, builds a module for the complete sensor system that includes the motherboard board, our proprietary SNC sensor, and our software and algorithm package. This complete sensor system with the required gesture functionalities is then integrated into the customer device. We also give the customer the option to develop its own OS software and algorithm software.

●	Mudra Development Kit. We provide access to our platform via the Mudra Development Kit (formerly named Mudra Inspire), which contains the Mudra wristband, to allow the customer to evaluate the device form factor and user experience, and through the API, which grants access to development of new applications and user experiences, based on the Mudra gesture set, with no commercial rights. This was used as the first point of engagement with B2B clients to validate our technology. It was launched in June 2018 under the name Mudra Inspire, and over 200 kits have been sold since. This product is now sold only to B2B customers as part of a pilot transaction.

●	Mudra Experience Studio. We provide access to our neural input platform through Mudra Experience Studio, a comprehensive B2B developer environment designed for OEMs, platform providers, and enterprise partners. The platform includes production-ready SDKs, a standardized gesture taxonomy, and integration APIs that enable customers to develop, test, and deploy neural input applications across XR, mobile, desktop, and AI-powered environments. Mudra Experience Studio allows partners to evaluate gesture mapping, user experience flows, and cross-platform interoperability, while accelerating development cycles through integration with AI-powered IDEs. Developers can build and configure applications using natural-language text prompts, similar to working with commercially available AI coding agents, enabling rapid creation, modification, and deployment of neural gesture interactions.

We believe that offering our own consumer products presents vast monetization opportunities because we can utilize meta-data mining for the purpose of building a large hand and finger gestures database.

Our B2C product offerings include:

●	Mudra Band. A neural input wristband which allows users to control Apple ecosystem devices such as iPhone, Mac computer, Apple TV, iPad and Apple Vision Pro, using subtle touchless finger movements and gestures. The product was launched in June 2020 and was delivered to consumers for the first time in September 2023. The retail price of the Mudra Band is $349 and is currently offered for a special discount price of $299.

●	Mudra Link. A universal personalized gesture control neural band which allows users to control any Bluetooth compatible device regardless of the operating system. We launched the product for pre-orders during September 2024 and commenced initial shipments of the product in January 2025. The retail price of the Mudra Link is $299 and is currently offered at a special pre-order price of $249.

What our platform devices track

Our products track the following signals which our algorithms decipher to classify the user intent hand and finger gestures:

●	Fingertip Pressure. Our SNC sensors are placed in proximity to the ulnar, median and radial nerves close to the inner wrist skin surface area. These signals are directly correlated with the hand and finger movements and with fingertip pressure between fingers or on external objects.

●	Acceleration and Movement. We use an inertia measurement unit to measure the wrist acceleration in three-axes and to measure the wrist rotation on four quaternions. These measurements are used to estimate the direction the hand is moving and the palm orientation in relationship to the forearm and body.

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

In February 2026, we announced our entrance into the AI Agentic era with the Mudra Experience Studio, a comprehensive developer environment which includes production-ready SDKs, a standardized gesture taxonomy, and integration APIs that enable customers to develop, test, and deploy neural input applications across XR, mobile, desktop, and AI-powered environments. Applications can be built and configured using natural-language text prompts, similar to working with commercially available AI coding agents, enabling rapid creation, modification, and deployment of neural gesture interactions.

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

The Mudra Link, a personalized gesture control wristband for any operating system, is our second consumer product, launched in September 2024. The wristband connects to Bluetooth enabled devices and allows a user touchless operation and control of computers, robots, smart glasses, applications and other smart devices. As of March 11, 2026, we have delivered over 1,000 units of the Mudra Link.

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

AR glasses use semi-transparent display lenses to overlay digital data and digital holograms into the user’s real-world view. AR glasses input solutions include gesture recognition cameras, temple area touchpads, wired remote, handheld clicker, handheld remote, and voice commands. In December 2025, we entered into a collaboration with Rokid, a global pioneer in human-computer interaction and augmented reality, to enable compatibility between our Mudra Link device and Rokid’s AR glasses, allowing users to control AR content through wrist-based neural input rather than on-device gesture recognition hardware, with a commercial rollout currently expected in the second quarter of 2026.

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

Geographic Markets

The table below indicates the breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in thousands of U.S. dollars)			Year ended December 31, (in percentages)
	2025	2024	2023	2025	2024	2023
North America	385	277	60	59%	53%	73%
Asia	118	87	5	18%	17%	6%
EMEA (including Israel)	144	158	17	23%	30%	21%
Total revenues	647	522	82	100%	100%	100%

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

In September 2025, Meta launched the Meta Ray-Ban Display Glasses and Neural Band. The Neural Band is used to control the glasses using thumb movement micro-gestures. In October 2023, Apple released the Apple Watch Ultra2 Double Tap capability, which allows users to tap the index finger and thumb together twice to answer a call, reply to a message, see and scroll through the Smart Stack, and more, based on the watch’s IMU and PPG sensors. In December 2023, DoublePoint Technologies unveiled a wristband controller with continuous touch-based gesture tracking. In February 2023, Pison launched Ready, a new sports performance wearable tool designed to measure, track and enhance athletes’ readiness, mental agility, and focus.

There are also multiple participants which utilize emerging wearable, sensor, and bio-potential signals to offer neural and wearable interfaces such as Coolso Technology Inc. and CenWatch, whereas electroencephalogram-based companies include Neuralink Corporation and NextMind SAS (acquired by Snap Inc. in March 2022). In February 2025, Humane Inc., the company behind the AI Pin wearable which can be controlled using gestures, announced it has been acquired by HP Inc.

We believe that our competitive advantages include:

●	Push-Pull strategy all along the value chain and creating a blue ocean business environment. We have strong relationships with consumer electronics companies, and we also communicate directly with consumers. Thus, we gain meaningful insights on the market and consumer needs, and constantly improve our products along the value chain. We aim towards a “blue ocean” strategy, where we do not compete with established market solutions, but rather we create a whole new arena where multiple input methods can co-exist together to provide the best user experience for the consumer.

●	We seek to work with multiple consumer electronics companies and consumer electronics brands. We seek to integrate elements of our Mudra technology - sensors, electronics, software, and user experience - with multiple consumer electronics manufacturers and companies. We believe in our Push-Pull strategy approach of working directly with consumers to validate demand and we are working with companies to customize our technology integrated into their specific needs. Because we provide the hardware specification and the actual software and user-experience, each company can tailor our technology to fit its own wrist-worn device or watch band, form factor, appearance and style, material, user experience and gesture set. We have a very strong track record of connecting with global leading companies and our positioning leverages us to familiarize ourselves with their needs, requirements, limitations, and use-cases; thus, we can tailor the right product specification and user-experience.

●	Advanced, purpose-built hardware and software technologies. Our devices leverage industry-standard technologies, such as Bluetooth low energy, as well as proprietary technologies, such as our SNC sensors, and our algorithms that more accurately track and decipher user intent and action. Our technology layers are interdependent and are optimized to the wrist area from the start, focusing first on device style, form factor, gestures, and user experience. Thus, we’ve created a significant moat - a key advantage that sets us apart from our competitors. There is a very high interdependency between each layer to adjacent layers, and developing similar solutions requires expertise in each individual layer. New entrants that move from the forearm or the wrist back to the inner wrist area will need to develop all these layers, reduce the number of sensors to fit the wrist area size, re-design device form factor and electronics, collect and train algorithms using new biopotential signals patterns, re-design their data communication protocol, and define the gestures and user interaction, as if they are developing a new device altogether.

●	Broad mobile, API, and algorithms compatibility. Our broad mobile compatibility means our users will be able to sync their Mudra devices with multiple mobile phone models, including iOS, Android, and Windows products. The Mudra Experience Studio allows development of neural-based applications using natural-language text prompts, similar to working with commercially available AI coding agents. Our cross-platform software engine supports real-time signal processing and supports cross-platform algorithms mitigation on multiple operating systems. This allows us to activate our software on low compute power wearables and digital devices, and to mitigate algorithms across platforms without the need to re-write the algorithms for each operating system.

●	Agile go-to-market strategy for consumer products. We launch our products after communicating product benefits, receiving meaningful and valuable feedback from our users and then implementing the feedback into the design phase, while generating demand to the product before it has been manufactured. This strategy ensures that we only produce and market products that are suitable to the market and to customers’ demand. With the launch of ai6 Labs, the synergy of accelerator, research and product is expected to enhance our abilities in bringing new products to the market.

●	First mover advantage. We are in the market with two proven products. This enables us to gain a competitive advantage by being the first to market with a neural input device. This supports us to establish strong brand recognition and customer loyalty before other competitors enter the market. This advantage also allows us additional time to perfect the product, define our interactions and gestures as industry standard, and set pricing points. We plan to establish sufficient market share and a solid customer base to maintain a majority of market share.

Based on these variables, we believe that we compete favorably when compared with the global competition in this market, which will enable us to maintain and extend our leadership position.

Our Growth Strategy

We intend to achieve a leading position for neural input technology, and to expand our operations to digital and wearable computers. Key elements of our growth strategy include:

●	Offer a broad range of platform devices. We believe everyone’s needs are unique, so we will offer our users a wide range of connected devices to interact and control in multiple styles, form factors, and price points, to allow people to find the devices that fit their lifestyles and goals. We believe that we can leverage the growing public acceptance and awareness of wearable neural technologies and the rising adoption of wearable device to market multiple Mudra-based consumer products.

●	Introduce new features, use-cases, software applications, and services. We plan to continue introducing new features and services to increase user engagement and revenue. For example, we are investing in building a diverse user-gesture data bank, which will enable us to develop additional new gestures. It is our belief that the gestures should be natural for the user and tailored based on the use-case and controlled device, instead of a “one size fits all” approach which forces the user to learn new interactions. In addition to the control use-case, our Mudra technology and SNC sensor can be utilized in multiple monitoring use-cases where we can monitor neural and hand movements for digital health purposes, sport analytics performance, and Industry solutions. The platform serves multiple corporations, businesses and individuals in the form of customized mobile and computer applications with a broad range of business models that include hardware sales, licensing, and SaaS model.

●	Integrate our Mudra technology into existing devices. We intend to leverage our strong relationships with multiple consumer electronics companies and brands to sign software and hardware licenses and royalty contracts to make ourselves a fundamental input component for all digital devices and platforms. We also believe our superior software and hardware integration ability to work with companies will enable us to sign agreements with leading global and smaller companies for consumer devices and industry use-cases.

●	Further penetrate the additional markets. We intend to increase our focus on building relationships with corporations in Industry 4.0, wellness and digital health, and sports analytics. Our main advantage is the ability to continuously and securely track the user’s engagement over lengthened periods of times and supply meaningful insights for employee performance and safety and the user’s physiology.

●	Expand brand awareness, global distribution and drive sales of our products and services. We intend to increase our marketing efforts to further expand global awareness of our brand and drive greater sales of our products and services. The international markets represent a significant growth opportunity for us, and we intend to expand sales of our products and services globally through select retailers and strategic partnerships. In furtherance of this strategy, we have entered into distribution arrangements in certain international markets, including a non-exclusive reseller arrangement with Media Exceed Co., Ltd. in Japan in August 2025 and an exclusive distribution agreement with Sky Commerce Co., Ltd. in South Korea in October 2025, for our neural input wristbands.

●	Data monetization. Once we have a sufficiently large database, we intend to monetize data derived from a combination of gestures that authenticates a user, identification of patterns of daily behavior, and monitoring of metrics and identification. This will expand our offerings related to data and user behavior, which can open multiple new markets and opportunities.

Intellectual Property

Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology in hardware, software, sensors, and user experience. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. We currently hold four registered U.S. patents and one registered Chinese patent, and additional pending patents: one in the U.S., five in China and one in Korea. The granted patents describe a wrist wearable gesture control system that uses bio-potential signals to control digital devices and provides user feedback, measure force applied by user hand, measuring applied to objects by the hand of the user, measuring the weight of objects held by the user, user authentication, continuous control connected devices, combination of voice and gesture to control digital devices and additional related methods. Our patent strategy is based on writing wide patent specs that cover as much ground as possible and allow us to file divisional claims based on the changing requirements of the business environment

In addition to patent laws, we rely upon a combination of designs, copyrights, trade secrets, domain names and trademark rights, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We attempt to protect our trade secrets and other proprietary information through agreements with all our B2B customer segments, other customers and suppliers, distributors, proprietary information agreements with our employees and consultants, and other similar measures. Our primary U.S. registered trademark is for our product line name “Mudra”. We cannot be certain that we will be successful in protecting our proprietary rights. While we believe our patents, patent applications, hardware, software and other proprietary know-how have value, changing technology makes our future success dependent principally upon our ability to successfully achieve continuing innovation.

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

Our research and development expenses, net were approximately $3.5 million and approximately $2.96 million for the years ended December 31, 2025 and 2024, respectively.

We believe that the receipt of IIA grants in the years 2015 to 2025 is a positive signal that our technology is innovative and feasible. We received these grants for the purpose of developing the Mudra SNC core technology, for developing the Mudra Band for Apple Watch hardware architecture, and for developing a manufacturing process for the Mudra Band. In December 2025, we also received approval from the IIA for a grant with a total approved budget of approximately $750,000 to support a clinical pilot program, conducted in collaboration with Soroka University Medical Center, evaluating the use of our Mudra Link neural wristband in rehabilitation applications for patients with impaired grip-force control following neurological injuries.

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

D. Property, Plant and Equipment

We have headquarters which are located at 5 Ha-Tnufa St., Yokne’am Illit, Israel. This facility comprises approximately 732 square meters, or 7,880 square feet of space. This lease will expire on January 31, 2027. Our monthly rent payment for this facility was NIS 57,794 (approximately $16,000) during the first lease year and increased to NIS 72,722 (approximately $20,000) during the second and third lease year, linked to the Israeli Consumer Price Index. We exercised the option for an additional 12 month lease period ending January 31, 2027 at the same rental fee for this additional lease period.

In September 2024, our subsidiary, Mudra Wearable, established an office located at 3 East Third Avenue, San Mateo, California. The lease is on month-to-month basis and this facility comprises approximately 40 square feet of space. Our monthly rent payment for this facility was $495. During 2025, we reduced the leased facility space and our monthly rent payment for this facility was reduced to $164.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4. A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2024 and December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 20, 2025.

Overview

We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband for controlling digital devices using subtle finger gestures and hand movements. Since our technology was introduced to the market in 2014, we have been working with both B2B and B2C customers as part of our push-pull strategy. We have completed the transition phase from research and development to commercialization of our technology into B2B products. At the same time, starting in December 2023, we have commenced shipment of the Mudra Band, our first B2C consumer product, and aftermarket accessory band for Apple Watch that enables gesture control across Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia. In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband and we have started shipping the Mudra Link to customers in the first quarter of 2025.

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

Components of Results of Operations

Revenues

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are contractually due in exchange for those services or goods. We follow five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy our performance obligations. We generate revenues from the sales of our Mudra Link, Mudra Band and our Mudra Development Kits and sales of pilot transactions.

In 2023, we started production of our B2C consumer product, the Mudra Band, and started to generate revenues, all of which were pre-paid. The Mudra Band allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation. Revenue derived from the sale of Mudra Band is recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has transferred to the customer. Our universal gesture control wearable wristband, the Mudra Link, was launched in September 2024, and we commenced deliveries to customers in the first quarter of 2025.

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

Operating Expenses

Our current operating expenses consist of four components: cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses. Labor costs are the most significant component of operating expenses and consist of salaries (including benefits) and share-based compensation.

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

Comparison of the Years Ended December 31, 2025 and 2024

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Revenues	$647	$522
Cost of revenues	$(594)	$(362)
Impairment of product sales inventory	$(201)	$(75)
Gross Profit (Loss)	(148)	85
Research and development expenses, net	$(3,504)	$(2,964)
Sales and marketing expenses, net	$(1,850)	$(2,096)
General and administrative expenses	$(2,830)	$(2,845)
Operating loss	$(8,332)	$(7,820)
Finance (expense) income, net	$230	$(52)
Loss before tax expenses	$(8,102)	$(7,872)
Tax expenses	$(5)	(7)
Net loss and the total comprehensive loss	$(8,107)	$(7,879)

Revenues

Revenues increased by approximately $125 thousand, or 24%, to approximately $647 thousand for the year ended December 31, 2025, from approximately $522 thousand for the year ended December 31, 2024. The increase was mainly due to revenue growth from the sale of our B2C Mudra Link.

Cost of revenues

The cost of revenues increased by approximately $232 thousand, or 64%, to approximately $594 thousand for the year ended December 31, 2025, from approximately $362 thousand for the year ended December 31, 2024. The increase was primarily due to the increase in revenues from B2C customers and additional logistic costs.

Impairment of product sales inventory

During the year ended December 31, 2025, the total impairment of product sales inventory was $201 thousand as compared to $75 thousand during the year ended December 31, 2024. The increase in impairment of product sales inventory was mainly due to the write-off of $107 thousand of obsolete inventory and increased inventory provision write-offs of an additional $94 thousand.

Research and development expenses, net

Research and development expenses, net increased by approximately $540 thousand, or 18%, to approximately $3,504 thousand for the year ended December 31, 2025, from approximately $2,964 thousand for the year ended December 31, 2024. The increase was primarily due to an increase of approximately $490 thousand in share-based compensation expense and an increase in labor costs of approximately $32 thousand. This increase was partially offset by a decrease in transition costs from development to production of approximately $141 thousand and a decrease in IIA participation of approximately $130 thousand.

Sales and marketing expenses, net

Sales and marketing expenses, net decreased by approximately $246 thousand, or 12%, to approximately $1,850 thousand for the year ended December 31, 2025, from approximately $2,096 thousand for the year ended December 31, 2024. The decrease was primarily due to a decrease in labor costs of approximately $290 thousand due to the termination of employment of our former Executive Vice President of U.S. Operations at the end of 2024 and a decrease in consulting expenses of approximately $129 thousand. This decrease was partially offset by an increase in share-based compensation expenses of approximately $136 thousand.

General and administrative expenses

General and administrative expenses decreased by approximately $15 thousand, to approximately $2,830 thousand for the year ended December 31, 2025, from approximately $2,845 thousand for the year ended December 31, 2024. The decrease was primarily due to a decrease in professional services expenses of approximately $327 thousand and a decrease in insurance expenses of approximately $63 thousand. This decrease was partially offset by an increase in share-based compensation expenses of approximately $291 thousand and an increase in labor costs of approximately $93 thousand.

Finance income (expense), net

Finance income, net was approximately $230 thousand for the year ended December 31, 2025, compared to finance expenses, net of approximately $52 thousand for the year ended December 31, 2024. Finance income, net in 2025 was primarily due to interest income on short-term bank deposits, partially offset by amortization of debt discount. Finance expense, net in 2024 was primarily due to interest on convertible promissory notes, partially offset by interest income on short-term deposits.

Net loss and total comprehensive loss

As a result of the foregoing, our total comprehensive and net loss for the year ended December 31, 2025 was approximately $8.1 million, compared to approximately $7.9 million for the same period ended December 31, 2024, an increase of approximately $228 thousand, or 3%.

B. Liquidity and Capital Resources

Overview

We have completed the transition phase from development stage to an early stage of generating revenues. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuance of convertible securities to certain investors which were converted to equity, issuance of shares and warrants, through Israeli governmental grants, an underwritten public offering in November 2023, registered direct offerings and concurrent private placements of warrants in November 2024, September 2025 and October 2025, warrant inducement transactions in April 2025, August 2025 and November 2025, a best efforts offering in January 2025 and our IPO. We expect to continue to fund our operations through fundings such as issuances of ordinary shares and warrants, convertible securities, and through Israeli governmental grants. There is no assurance that such financings will be obtained.

As of December 31, 2025, the Company had incurred accumulated losses of $37.2 million and expects to continue to fund its operations mainly through issuances of Ordinary Shares and warrants, convertible securities, and through Israeli governmental grants. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from our recent offerings of Ordinary Shares, will be sufficient to support working capital and capital expenditure requirements through the end of 2027.

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

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2025	2024
Net cash used in operating activities	$(6,598)	$(7,613)
Net cash provided by (used in) investing activities	(10,930)	3,197
Net cash provided by financing activities	20,939	6,695
Net increase in cash and cash equivalents	$3,411	$2,279

Net cash used in operating activities

We have generated negative cash flow. Our primary uses of cash from operating activities are for labor costs, research and development expenses for subcontractors and professional services.

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, depreciation expenses and changes in operating assets and liabilities during each period.

During the years ended December 31, 2025 and 2024, net cash used in operating activities was approximately $6.6 million and approximately $7.6 million, respectively. The primary factors affecting operating cash flows were a net loss of approximately $8.1 million, partially offset by non-cash share based compensation adjustments of approximately $1.1 million and a decrease of inventory of approximately $246 thousand during the year ended December 31, 2025, as compared to a net loss of approximately $7.9 million, partially offset by non-cash adjustments of approximately $182 thousand during the year ended December 31, 2024.

Net cash provided by (used in) investing activities

Cash used in investing activities for the year ended December 31, 2025, was approximately $10.9 million, primary due to an increase in short-term deposits. Cash provided by investing activities for the year ended December 31, 2024, was approximately $3.2 million, mainly due to a decrease in short-term deposits.

Net cash provided by financing activities

Cash provided by financing activities during the year ended December 31, 2025 totaled approximately $20.9 million, mainly due to proceeds of approximately $13.34 million, net from issuance of ordinary shares and ordinary shares equivalents pursuant to certain securities purchase agreements (as defined below), and $8.37 million from the issuance of shares pursuant to certain warrant inducement letter agreements (as described below), partially offset by repayment of convertible promissory notes of approximately $770 thousand.

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

The three-year consulting agreement with Pure Capital ended in September 2025.

On June 6, 2024, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA II PN, Ltd., or YA, a fund managed by Yorkville Advisors Global, L.P. Pursuant to the terms of the SEPA, YA committed to purchase up to $10 million, or the Commitment Amount, of Ordinary Shares at any time during the three-year period following the execution date of the SEPA. In connection with the SEPA, we could request pre-paid advances of the Commitment Amount, in an amount up to $3.0 million, each a Pre-Paid Advance. Each Pre-Paid Advance was evidenced by a promissory note, each, a Promissory Note. Each Promissory Note was to fully mature 12-months following its issuance and accrued interest on the outstanding principal balance thereon at a rate of 6% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 60 days after the issuance of a Promissory Note, we were required to pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an Advance Notice, where YA would offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at our option. If we elected to pay in cash, the installment amount also included a payment premium in the amount of 5% of the principal amount of the installment payment. We started to raise funds under the SEPA at the end of June 2024 and sold 102,392 Ordinary Shares for aggregate gross proceeds of approximately $4.6 million. We requested and received a Pre-Paid Advance in the amount of $2.0 million. On February 6, 2025, we repaid our outstanding balance pursuant to the SEPA.

Following approval by our shareholders in September 2024, after market close on October 7, 2024, we effected a reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-20. As a result of the reverse share split, every 20 Ordinary Shares were consolidated into one Ordinary Share, and every 20 tradable warrants were consolidated into one warrant. In addition, the exercise price underlying each warrant was proportionately adjusted. Our Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on October 10, 2024. The implementation of the reverse share split did not amend our registered share capital under our amended and restated articles of association, as currently in effect, which consists of 50,000,000 Ordinary Shares. This reverse share split adjusted the number of issued and outstanding Ordinary Shares of the Company from approximately 24,438,030 Ordinary Shares to approximately 1,254,622 Ordinary Shares and the number of warrants from 7,860,861 warrants to 393,043 warrants. Following approval by our shareholders in February 2025, after market close on March 13, 2025, we effected an additional reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-4. As a result of the reverse share split, every 4 Ordinary Shares were consolidated into one Ordinary Share, and every 4 tradable warrants were consolidated into one warrant. In addition, the exercise price underlying each warrant was proportionately adjusted. Our Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on March 17, 2025. The implementation of the reverse share split did not amend our registered share capital under our amended and restated articles of association, as currently in effect, which consists of 50,000,000 Ordinary Shares. This reverse share split adjusted the number of issued and outstanding Ordinary Shares of the Company from approximately 3,939,911 Ordinary Shares to approximately 1,029,649 Ordinary Shares and the number of warrants from 393,043 warrants to 98,589 warrants.

On September 9, 2025, our board of directors approved an increase of the Company’s authorized share capital by 450,000,000 ordinary shares. This increase was subsequently approved by the Company’s shareholders on October 24, 2025. Following these approvals, the Company’s authorized share capital increased to 500,000,000 ordinary shares. In addition, following approval by our shareholders in February 2026, after market close on March 6, 2026, we announced an additional reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-3, which became effective on March 11, 2026. As a result of the reverse share split, every three Ordinary Shares were consolidated into one Ordinary Share, and every three tradable warrants were consolidated into one warrant. In addition, the exercise price of each underlying warrant was proportionately adjusted. Our Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on March 11, 2026.

The implementation of the reverse share split did not amend our registered share capital under our amended and restated articles of association, as currently in effect, which consists of 500,000,000 Ordinary Shares. This reverse share split adjusted the number of issued and outstanding Ordinary Shares of the Company from approximately 10,593,227 Ordinary Shares to approximately 3,531,076 Ordinary Shares and the number of traded warrants from 98,589 warrants to 32,863 warrants.

The number of Ordinary Shares available for issuance under our equity incentive plans has been adjusted by the same 1-for-20 ratio, 1-for-4 ratio and additional 1-for-3 ratio. In addition, a proportionate, upwards adjustment to the per share exercise price, and a corresponding decrease to the number of Ordinary Shares issuable upon exercise, was made to all outstanding options entitling the holders to purchase Ordinary Shares. Similarly, a proportionate downwards adjustment was made to the number of Ordinary Shares issuable upon settlement of our outstanding Restricted Share Units, or RSUs.

On November 27, 2024, we closed a registered direct offering with a single institutional investor, or the Holder, for the issuance and sale of 21,000 Ordinary Shares and pre-funded warrants to purchase up to 47,500 Ordinary Shares and a concurrent private placement for the sale of warrants to purchase up to 68,500 Ordinary Shares, at a combined purchase price of $27.00 per Ordinary Share and accompanying warrant and a combined purchase price of $26.9988 per pre-funded warrant and accompanying warrant. We received aggregate gross proceeds of approximately $1.85 million, before deducting placement agent fees and other offering expenses The warrants issued pursuant to the concurrent private placement, or the November 2024 Warrants, have an exercise price of $30.00 per Ordinary Share, were immediately exercisable and will expire five years following the date of issuance. Following the reasonable best efforts” public offering from January 30, 2025, the exercise price of these warrants was reduced to $12.00. The pre-funded warrants have an exercise price of $0.0012 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations).

On January 30, 2025, we closed a “reasonable best efforts” public offering with the Holder for the purchase and sale of 28,750 Ordinary Shares, pre-funded warrants to purchase up to 179,583 Ordinary Shares and warrants to purchase up to 208,333 Ordinary Shares, at a combined offering price of $12.00 per share and accompanying warrant and a combined offering price of $11.9988 per pre-funded warrant and warrant. We received aggregate gross proceeds of approximately $2.5 million, before deducting placement agent fees and other offering expenses. The warrants, or the January 2025 Warrants, have an exercise price of $12.00 per Ordinary Share, are exercisable immediately and expire five years from the issuance date. The pre-funded warrants have an exercise price of $0.0012 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded Warrants are exercised in full (subject to certain beneficial ownership limitations).

On April 30, 2025, we closed an inducement transaction pursuant to an inducement offer letter agreement, or the April 2025 Inducement Letter, entered into on April 29, 2025, with the Holder regarding certain of our existing warrants to purchase Ordinary Shares. The existing warrants consisted of (i) the November 2024 Warrants and (ii) the January 2025 Warrants, or the Existing Warrants. Pursuant to the April 2025 Inducement Letter, the Holder exercised for cash its Existing Warrants to purchase an aggregate of 276,833 Ordinary Shares at a reduced exercise price of $4.35 per Ordinary Share. We received aggregate gross proceeds of approximately $1.2 million, before deducting placement agent fees and other offering expenses. In consideration for the immediate exercise of the Existing Warrants, we issued 553,667 warrants to purchase up to 553,667 Ordinary Shares at an exercise price of $4.35 per share, or the April 2025 Warrants. The April 2025 Warrants were immediately exercisable upon issuance and will expire five years from issuance.

On August 7, 2025, we closed an inducement transaction pursuant to an inducement offer letter agreement, or the August 2025 Inducement Letter, entered into on August 6, 2025, with the Holder to purchase the Ordinary Shares underlying the April 2025 Warrants. Pursuant to the August 2025 Inducement Letter, the Holder exercised for cash the April 2025 Warrants to purchase an aggregate of 553,667 Ordinary Shares at an exercise price of $4.35 per Ordinary Share. We received aggregate gross proceeds of approximately $2.4 million, before deducting fees and other offering expenses. In consideration for the immediate exercise of the April 2025 Warrants, we agreed to issue 1,107,333 warrants to purchase up to 1,107,333 Ordinary Shares at an exercise price of $5.13 per share, or the August 2025 Warrants. The issuance of the August 2025 Warrants was subject to approval by our shareholders, which was obtained on October 24, 2025. The August 2025 Warrants were exercisable immediately upon shareholder approval and expire five years from the date of shareholder approval.

On September 12, 2025, we closed a registered direct offering with the Holder for the issuance and sale of 146,667 Ordinary Shares, and pre-funded warrants to purchase up to 186,666 Ordinary Shares, and a concurrent private placement for the sale of warrants to purchase up to 333,333 Ordinary Shares, at an offering price of $12.00 per Ordinary Share and an offering price of $11.997 per pre-funded warrant. We received aggregate gross proceeds of approximately $4.0 million, before deducting placement agent fees and other offering expenses. The warrants issued pursuant to the concurrent private placement, or the September 12 Warrants, had an exercise price of $12.00 per Ordinary Share, were immediately exercisable and would expire five years following the date of issuance. Following the closing of the private placement on October 30, 2025 and after obtaining shareholder approval on February 19, 2026, the exercise price of these warrants was reduced to $8.01 per share. The September 12 Warrants will expire five years from the date of shareholder approval. The pre-funded warrants have an exercise price of $0.0003 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations). On September 12, 2025, the Holder exercised all 186,666 of the pre-funded warrants.

On September 15, 2025, we closed a registered direct offering with the Holder for the issuance and sale of 146,667 Ordinary Shares, and pre-funded warrants to purchase up to 76,666 Ordinary Shares, and a concurrent private placement for the sale of warrants to purchase up to 223,333 Ordinary Shares, at an offering price of $18.00 per Ordinary Share and an offering price of $17.9997 per pre-funded warrant. We received aggregate gross proceeds of approximately $4.0 million, before deducting placement agent fees and other offering expenses. The warrants issued pursuant to the concurrent private placement, or the September 15 Warrants, had an exercise price of $18.00 per Ordinary Share, were immediately exercisable and would expire on September 16, 2030, the first business day following the fifth anniversary of the date of issuance. Following the closing of the private placement on October 30, 2025 and after obtaining shareholder approval on February 19, 2026, the exercise price of these warrants was reduced to $8.01 per share. The September 15 Warrants will expire five years from the date of shareholder approval. The pre-funded warrants have an exercise price of $0.0003 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations). On September 15, 2025, the Holder exercised all 76,666 of the pre-funded warrants.

On September 25, 2025, we entered into an at-the-market, or ATM, equity offering program with A.G.P./Alliance Global Partners, or AGP, pursuant to which we may issue and sell from time to time through AGP, up to $7,400,000 of our Ordinary Shares in the open market. On October 29, 2025, we filed an amendment to our prospectus supplement to reduce the maximum aggregate offering price available under the ATM from $7,400,000 to $3,864,566. As of December 31, 2025, we issued an aggregate of 112,079 Ordinary Shares under the ATM for gross proceeds of approximately $1.3 million ($1.2 million net proceeds).

On October 30, 2025, we closed a registered direct offering with the Holder for the issuance and sale of 218,333 Ordinary Shares and pre-funded warrants to purchase up to 191,667 Ordinary Shares, at an offering price of $8.01 per Ordinary Share and an offering price of $8.0097 per pre-funded warrant. In connection with the registered direct offering, we also agreed to issue, in a concurrent private placement, warrants to purchase up to 410,000 Ordinary Shares at an exercise price of $8.01 per Ordinary Share, or the October 2025 Warrants. We received aggregate gross proceeds of approximately $3.3 million, before deducting placement agent fees and other offering expenses. The issuance of October 2025 Warrants was subject to approval by our shareholders, which was obtained on February 19, 2026. The October 2025 Warrants were exercisable immediately upon shareholder approval and expire five years from the date of shareholder approval. The pre-funded warrants have an exercise price of $0.0003 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations). On October 30, 2025, the Holder exercised all 191,667 of the pre-funded warrants.

On December 1, 2025, we closed an inducement transaction pursuant to an inducement offer letter agreement, or the November 2025 Inducement Letter, entered into on November 26, 2025, with the Holder to purchase the Ordinary Shares underlying the August 2025 Warrants. Pursuant to the November 2025 Inducement Letter, the Holder exercised for cash the August 2025 Warrants to purchase an aggregate of 1,107,333 Ordinary Shares at an exercise price of $5.13 per Ordinary Share. We received aggregate gross proceeds of approximately $5.68 million, before deducting fees and other offering expenses. In consideration for the exercise of the August 2025 Warrants, we agreed to issue warrants to purchase up to 1,937,833 Ordinary Shares at an exercise price of $5.58 per share, or the November 2025 Warrants. The issuance of the November 2025 Warrants was subject to approval by our shareholders which was obtained on February 19, 2026. The November 2025 Warrants were exercisable immediately upon shareholder approval and expire five years from the date of shareholder approval.

Off-Balance Sheet Arrangements

We have off-balance sheet arrangements in connection with our research and development agreements with the IIA. Under the applicable laws, we are required to pay royalties at the rate of 3%-3.5% of sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024, the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest is the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We obligated to repay the Israeli government for the grants received only to the extent that there are revenues of the funded products (currently all the Company’s products). The royalty payments to the IIA are on a semi-annual basis. As December 31, 2025, we had a contingent obligation to pay royalties to the IIA in the principal amounted of $2.4 million.

In addition, the terms of the grants under the Research Law require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad. As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 100% and 150% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA). For more information, see also “Item 10.E - Taxation-Israeli Tax Considerations and Government Programs - Tax Benefits and Grants for Research and Development.”

In January 2023, the IIA approved a program to finance further development of our manufacturing process of our wearable neural interface in Israel, for a period of 12 months starting February 1, 2023. The IIA approved extension of the program until April 30, 2024. The approved program is in the amount of approximately $900 thousand, of which the IIA will finance 60%.

In December 2025, the IIA approved a pilot program for the adaptation of the Company’s Mudra neurological human–machine interface as a rehabilitative tool for grip force regulation. The pilot site is scheduled to take place at Soroka Medical Center in Be’er Sheva, Israel. The total approved budget for the program is approximately $765 thousand, of which the IIA participation rate is 30%. The program period is one year. The grant received under the program is subject to the payment of royalties to the IIA, contingent upon future revenues derived from the program, in accordance with the terms of the approval.

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

As of December 31, 2025, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, was $95 thousand linked to the consumer price index.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5.A. Results of Operations- Comparison of the years ended December 31, 2025 and December 31, 2024- Research and Development Expenses, net.”

D. Trend information

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of the possible recession and its effects on our customers and their spending habits. See also Item 3.D. “Risk Factors”- General economic factors may adversely affect our business, financial performance and results of operations.

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

We generate revenues from the sales of B2C Mudra Band and Mudra Link, sales of B2B Mudra Development Kits and sales of pilot transactions

The Mudra Band and the Mudra Link are aftermarket accessories wristband wearables which allow touchless operation and control of digital devices such as computers, tablets, TV streamers, smart glasses, and more, alongside an app which is considered combined with the wristband as one performance obligation. Revenue derived from the sale of Mudra Band or Mudra Link is recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has been transferred to the customer.

We allow return and refund of Mudra Band and Mudra Link within 30 days from the date of delivery. We record an appropriate provision for such refunds.

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

Inventories

Inventories are composed of parts of the Company’s products, as well as completed products, and are stated at the lower of cost or net realizable value. Inventory cost is determined on a First In First Out basis. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The cost of inventories comprises all costs of purchase, and other costs incurred in bringing the inventories to their present location and condition.

Inventory write off:

The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-off is recognized in the Company’s consolidated statements of comprehensive loss. As of December 31, 2025, and December 31, 2024, the balance of inventory provision write-offs was $170 thousand and $75 thousand, respectively. In addition, during the year ended December 31, 2025, the Company wrote off $107 thousand of obsolete inventory. Total impairment of product sales inventory was $201 thousand during the year ended December 31, 2025.

The process of evaluating these write-offs often requires the Company to make subjective judgments and estimates concerning future sales potential at which such inventory will be sold in the normal course of business. Incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Given the significant assumptions required and the possibility that actual conditions will differ, the Company considers the valuations to be a critical accounting estimate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 11, 2026:

Name	Age	Position	Class
Asher Dahan	48	Chief Executive Officer, Chairman of the Board of Directors	Class III(6)
Alon Mualem	58	Chief Financial Officer	N/A
Tamar Fleisher	45	Chief Operating Officer	N/A
Guy Wagner	48	Chief Scientific Officer, President and Director	Class III(6)
Leeor Langer	44	Chief Technology Officer	N/A
Shmuel Barel	50	Chief Marketing Officer	N/A
Offir Remez	55	Executive Vice President of Business Development	N/A
Eli Bachar(1)(2)(3)	43	Director	Class II(5)
Ilana Lurie(1)(2)(3)	53	Director	Class I(4)
Kobbi Nir (1)(2)(3)	48	Director	Class II(5)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Stock Market rules)

(4)	Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

(5)	Class II directors shall hold office until the annual general meeting to be held in 2027 and until their successors shall have been elected and qualified.

(6)	Class III directors shall hold office until the annual general meeting to be held in 2028 and until their successors shall have been elected and qualified.

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

Ilana Lurie, Director

Ms. Ilana Lurie has served as our director since September 2022. Ms. Lurie is a Chief Financial Officer, Chief Operations Officer, and Director with vast experience in international finance and operations, within both large technology companies as well as Start-Ups. In a course of last 10 years, Ilana led significant financing rounds, as well as debt restructuring processes. She has served as an external director for Eltek Ltd. (NASDAQ:ELTK) since September 2018. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as Chief Financial Officer and Chief Operations Officer. During 2012 until 2020, Ms. Lurie has been Chief Financial Officer of NovelSat, Landa Ventures portfolio company. Prior to her tenure at NovelSat, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ). From 2006 to 2011, Ms. Lurie held several financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Kobbi Nir, Director

Mr. Kobbi Nir has served as our director since February 2026. Since September 2021, Mr. Nir has served as the chief financial officer and deputy chief executive officer of Moodify Ltd., a deep-tech artificial intelligence company. Prior to that, he worked as the chief financial officer and chief operating officer of Scope Technology from 2020 to 2021. Mr. Nir previously served as the chairman of the board of directors of Hod Hasharon Municipal Company from 2018 to 2023, as a director for Green Mix from Benny and Zvika Group Ltd. from 2018 to 2021, and has been serving as board member and chair of the audit committee at One of Us, a non-profit organization, since January 2023. Mr. Nir holds a B.A. degree in Political Science and Government from the University of Haifa, a B.A degree in Accounting and Financing from Hebrew University of Jerusalem and a M.B.A. from Reichman University (previously known as IDC Herzliya).

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2025. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.45 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation (1)
All directors and senior management as a group, consisting of 10(2) persons as of December 31, 2025	$1,654	$304	$704

(1)	Includes: (i) options granted to Alon Mualem to purchase 500 Ordinary Shares under the Wearable Devices Ltd. 2015 Share Option Plan, as amended, or the 2015 Plan. The options have expiration dates ranging from January 2032 to August 2033, with exercise prices ranging from $0.72 to $316.80; (ii) options granted to Offir Remez to purchase 654 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from January 2032 to August 2033, with exercise prices ranging from $0.72 to $316.80, (iii) options granted to Shmuel Barel to purchase 697 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from December 2027 to August 2033; (iv) options granted to Asher Dahan to purchase 333 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from August 2033 to September 2034 with exercise prices ranging from $102.96 to $316.80; (v) options granted to Guy Wagner to purchase 333 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from August 2033 to September 2034 with exercise prices ranging from $102.96 to $316.80; (vi) options granted to Leeor Langer to purchase 125 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $316.80; (vii) options granted to Yaacov Goldman (who served as a member of our board of directors until January 31, 2026) to purchase 83 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $316.80; (viii) options granted to Ilana Lurie to purchase 83 Ordinary Shares under the 2015 Plan. The options expire in August 2033 and have an exercise price of $316.80; (ix) options granted to Eli Bachar to purchase 852 Ordinary Shares under the 2015 Plan. The options have expiration dates ranging from November 2027 to August 2033, with exercise prices ranging from $0.72 to $316.80; (x) 22,292 RSUs granted to directors and senior management with their vesting beginning on January 1, 2025 under the 2024 Plan; (xi) 87,000 RSUs granted to directors and senior management with their vesting beginning on September 10, 2025; and (xii) 337,167 RSUs granted to directors and senior management with their vesting beginning on January 1, 2026 under the 2024 Plan.

(2)	Yaacov Goldman resigned as a director, effective January 31, 2026.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly executive compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2025.

Executive Officer	Salary, Bonuses and Related Benefits(1)(3)	Social Benefits and Perquisite (3)	Share-Based Compensation (2)	Total(3)

Asher Dahan	$274	$56	$162	$492

Guy Wagner	$268	$55	$162	$485

Leeor Langer	$269	$56	$122	$447

Alon Mualem	$260	$55	$59	$374

Offir Remez	$172	$42	$71	$285

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on the Black-Scholes option pricing model.

(3)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.45 per $1.00 (the average exchange rate in 2025).

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

On August 21, 2023, and August 23, 2023, the compensation committee and the board of directors, respectively, approved and recommended that the Company’s shareholders approve an increase of the per-meeting fee and annual fee of our non-executive directors. On November 30, 2023, at the annual and special general meeting, our shareholders approved the increase of fees.

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

On September 8, 2025 and September 9, 2025, the compensation committee and the board of directors, respectively, approved and recommended that the shareholders approve amendments to the Company’s amended and restated compensation policy, which, among other things, added change-of-control and double-trigger definitions, revised severance, notice, bonus and equity acceleration provisions, introduced aggregate caps on termination-related payments and permitted post-termination non-compete arrangements. In addition, at the same meetings, the compensation committee and the board of directors, approved equity-based grants and updates to certain executive officer’s employment agreements, including (i) an increase in compensation terms (advance notice period; retirement grant; adjustment payments; and acceleration mechanism) in case of a Double Trigger Event (as defined in the amended and restated compensation policy); and (ii) a special bonus in certain events. On October 24, 2025, at a special general meeting, our shareholders approved the proposed amendments to the Company’s amended and restated compensation policy and the said updates to our executive officers’ employment agreements.

On December 22, 2025 and December 23, 2025, the compensation committee and board of directors, respectively, approved and recommended that the shareholders approve amendments to the Company’s compensation policy, which, among other things, increased the CEO’s maximum base salary, significantly raised annual bonus caps, revised variable-to-fixed compensation ratios by role, expanded equity-based compensation limits for executive officers, and increased the maximum annual equity compensation permitted for directors. On February 19, 2026, at a special general meeting, our shareholders approved the proposed amendments to the Company’s amended and restated compensation policy.

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

External Directors

Under the Companies Law, an Israeli company whose have been offered to the public or whose securities are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. One of the external directors must have “financial and accounting expertise”, as defined under the Companies Law. In addition, external directors must meet stringent standards of independence as set forth in the Companies Law, including regulations regarding: limitations on the duration of the term of office of the external directors, limitations on compensation terms, etc.

However, under the Exemptions Regulations, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We do not currently have a controlling shareholder and we use this exemption from the requirement described herein.

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

The Exemptions Regulations provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

However, under the Exemptions Regulations, a company with no controlling shareholder whose shares are listed for trading outside of Israel, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include, among others, an exemption from the prohibition to appoint the individuals listed above as members of the audit committee. We elected to adopt such exemptions.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Companies Law);

●	establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6.C. Board Practices-Approval of Related Party Transactions under Israeli law”);

●	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto

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

All members of our audit committee meet the requirements for financial literacy and “independence” under the Nasdaq rules. Our board of directors has determined that Ms. Ilana Lurie and Mr. Kobbi Nir are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the Nasdaq rules.

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

Our compensation committee reviews and recommends to our board of directors (and in accordance with the provisions of our amended and restated compensation policy): with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; (6) any other benefits, compensation, compensation policies or arrangements; and (7) actions, if any, under our clawback policy.

The duties of the compensation committee will include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy was adopted by our board of directors, after considering the recommendations of the Company’s compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all non-controlling shareholders and shareholders who do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under the Companies Law and certain conditions, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy (subject to certain exemptions) must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the office holders’ roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the relationship between the cost of the terms offered and the cost of the compensation of the company’s personnel;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of payment, or, for equity-based variable compensation not settled in cash, the ceiling for the value at the time of grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	administering the Company’s clawback policy;

●	determining whether the limited conditions exist which would allow for the compensation terms of a candidate for the position of the chief executive officer not to be brought for approval by the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our amended and restated compensation policy, with the most recent amendment in February 2026, is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our amended and restated compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

In addition, our amended and restated compensation policy, as well as our clawback policy which was adopted on December 1, 2023, contain compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our amended and restated compensation policy) and allows us to exempt, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

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

Nasdaq Requirements for Compensation Committee

Under the Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, each of whom are independent. The members of our compensation committee include Mr. Eli Bachar, Ms. Ilana Lurie and Mr. Kobbi Nir, each of whom is “independent,” as such term is defined under Nasdaq rules.

Our compensation committee is part of our Joint Committee, as further described below.

Joint Committee

In accordance with the provisions of the Companies Law and the regulations promulgated pursuant to it and under certain conditions, an Israeli company may unite its audit committee, the compensation committee and the financial statement examination committee into one committee, or the Joint Committee. As of March 17, 2025, the Company met such conditions and therefore formed a Joint Committee. The members of our Joint Committee consist of Mr. Eli Bachar, Ms. Ilana Lurie and Mr. Kobbi Nir, each of whom is “independent,” as such term is defined under Nasdaq rules. As of March 11, 2026, Ms. Lurie serves as the chairwoman of the Joint Committee.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine in accordance with the accepted professional standards, among other things, our compliance with applicable law and orderly business procedures, and to report to the company’s chief executive officer, the chairman of the board of directors and the chairman of the audit committee. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

The internal auditor is entitled to receive notice of audit committee meetings and to participate in them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor. The internal auditor is responsible for preparing a proposal for an annual or periodical audit plan and submit such plan to the board of directors or the audit committee for their approval.

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

We maintain directors’ and officers’ liability insurance currently providing for a total coverage of $7.5 million for the benefit of all of our directors and officers, with an annual premium of $140,000, which expires on September 11, 2026. The terms for the directors’ and officers’ liability insurance were approved by our shareholders.

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

Share Option Plan

In September 2015, our board of directors adopted the 2015 Plan, pursuant to the provisions of the Israeli Income Tax Ordinance, or the Tax Ordinance. Following several amendments, our board of directors currently has the discretion to grant options to purchase Ordinary Shares from a pool of up to 4,346 Ordinary Shares. The number of Ordinary Shares in the Pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). On September 9, 2025, our board of directors decided to extend the term of the 2015 Plan for a period of an additional 10 years, until September 2035. As of March 11, 2026, 21 Ordinary Shares had been issued upon the exercise of options, 6,160 options had been allocated and/or granted but had not been exercised, and 4,346 Ordinary Shares remained available for future grants.

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

On August 15, 2024, the board of directors approved the Company’s 2024 Global Equity Incentive Plan, or the GEIP, which provides for the reservation from time-to-time, out of the Company’s authorized unissued share capital as the board of directors deems appropriate. The board of directors has initially authorized the issuance of up to 19,044 Ordinary Shares under the GEIP, which reflects 20% of our issued and outstanding share capital as of August 14, 2024. On December 20, 2024, the board of directors approved that the updated number of Ordinary Shares reserved for the GEIP will be 47,164, which reflects 20% of our issued and outstanding share capital as of December 18, 2024. On September 9, 2025, the board of directors approved the increase of the shares reserved under the GEIP. Following such approval, the number of Ordinary Shares reserved under the Incentive Plan increased to 265,084. On November 27, 2025, the Board approved an additional increase in the number of Ordinary Shares reserved for issuance under the GEIP by 559,535 from 265,084 to 824,619, which reflected 20% of our fully diluted share capital as of November 26, 2025. On February 19, 2026, the Board approved an increase in the number of Ordinary Shares reserved for issuance under the GEIP by 477,238, from 824,619 shares to 1,301,857 shares, to 20% of the Company’s issued and outstanding share capital on a fully diluted basis.

The GEIP includes an Annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States. The GEIP provides for the grant of options, shares, restricted shares or RSUs to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company. The GEIP will continue for a term of ten years from the date of adoption by the board of directors, or until August 14, 2034, unless terminated earlier. As of March 11, 2026, we have granted certain employees, directors and consultants 803,709 RSUs and 10,000 options under the GEIP. Additional 493,336 Ordinary Shares are reserved for future issuance under the GEIP.

Also on August 15, 2024, the board of directors approved the Company’s 2024 Employee Stock Purchase Plan, or the ESPP, which provides for the issuance of up to 20,833 Ordinary Shares and includes an Annex that governs the grants of awards to employees who are Israeli residents. Generally, all of the Company’s employees will be eligible to participate in the ESPP if they are employed by the Company, or employees of any participating subsidiary, provided that they have been employed by the Company or subsidiary for more than five months in a calendar year. The ESPP includes a component that allows the Company to make offerings intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986, as amended, and a component that allows the Company to make offerings not intended to qualify under Section 423. The ESPP currently provides that there will be at least one offering in any consecutive 12-month period. There have been no issuances under the ESPP as of March 11, 2026. The ESPP permits participants to purchase Ordinary Shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. The purchase price of the Ordinary Shares will be determined by the share award compensation committee, in accordance with the terms of the ESPP, but the option price shall not be less than the lesser of 85% of the fair market value of the Ordinary Shares on the offering date, or 85% of the fair market value of the Ordinary Shares on the exercise date.

D. Employees

As of March 11, 2026, we employed 35 full-time employees (including one employee located in Lithuania and one employee located in the United States), and nine part-time employees. In addition, we have two sub-contractors located in India, performing front end software application development. The majority of our employees are located in Israel. We intend to maintain this number of employees and expenses during 2026, mainly to support our business development activities, the continuous research and development activity of our Mudra technology, and to manufacture the Mudra Band, which includes the purchase of components, manufacturing of components, and assembly of the product.

As of March 19, 2025, we employed 25 full-time employees (including one employee located in Lithuania and one employee located in the United States), and nine part-time employees. We had two sub-contractors located in India, performing front-end software application development.

As of March 15, 2024, we employed 29 full-time employees (including one employee located in Lithuania and two employees located in the United States), and ten part-time employees. In addition, we had one consultant located in Japan. We had two sub-contractors located in India, performing front end software application development.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 11, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 11, 2026, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 3,531,076 Ordinary Shares outstanding on March 11, 2026.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Wearable Devices Ltd., 5 Ha-Tnufa St., Yokne’am Illit, 2066736 Israel.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Armistice Capital, LLC (1)	3,284,107	50.51%
Directors and senior management who are not 5% holders:
Asher Dahan * (2)	24,333	0.69%
Guy Wagner * (3)	26,208	0.74%
Leeor Langer (4)	24,420	0.69%
Eli Bachar * (5)	4,562	0.13%
Alon Mualem (6)	13,687	0.39%
Offir Remez (7)	8,842	0.25%
Shmuel Barel (8)	9,540	0.27%
Tamar Fleisher (9)	7,071	0.20%
Ilana Lurie * (10)	3,410	0.10%
Kobbi Nir*	0	-
All directors and senior management as a group (10 persons)	122,074	3.43%

*	Indicates director of the Company.

(1)	The beneficial ownership is based on information provided by Armistice Capital, LLC to us and consists of (i) 312,940 Ordinary Shares as of February 19, 2026 as included in our Registration Statement on Form F-1 filed with the SEC on February 23, 2026; and (ii) 333,333 Ordinary Shares issuable upon exercise of the September 12 Warrants at an exercise price of $8.01; (ii) 223,333 Ordinary Shares issuable upon the exercise price of the September 15 Warrants at an exercise of $8.01; (iii) 410,000 Ordinary Shares issuable upon the exercise of the October 2025 Warrants at an exercise price of $8.01; (iv) of 1,937,833 Ordinary Shares issuable upon the exercise of the November 2025 Warrants at an exercise price of $5.58; and (v) 66,667 Ordinary Shares held in abeyance. Pursuant to the terms of the warrants, Armistice Capital, LLC may not hold more than 9.99% of the total issued and outstanding Ordinary Shares of the Company at any given time. Armistice Capital, LLC, or Armistice Capital, is the investment manager of Armistice Capital Master Fund Ltd., or the Master Fund, the direct holder of the Ordinary Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the Ordinary Shares held by the Master Fund and thus may be deemed to beneficially own the Ordinary Shares held by the Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the Ordinary Shares held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the Ordinary Shares directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(2)	Consists of (i) 5,625 Ordinary Shares; (ii) 236 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 11, 2026, with expiration dates ranging from August 2033 to September 2034 and exercise prices ranging from $102.96 to $316.80; and (iii) 18,472 Ordinary Shares issued and issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, with expiration dates ranging from February 2035 to February 2036. In addition, Mr. Dahan holds options to purchase 97 Ordinary Shares that are not exercisable within 60 days, with expiration dates ranging from November 2033 to September 2034 and exercise prices ranging from $102.96 to $316.80; and 48,611 RSUs that are not exercisable within 60 days, with expiration dates ranging from October 2035 to February 2036.

(3)	Consists of (i) 7,500 Ordinary Shares; (ii) 236 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 11, 2026, with expiration dates ranging from August 2033 to September 2034 and exercise prices ranging from $102.96 to $316.80; and (iii) 18,472 Ordinary Shares issued and issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, with expiration dates ranging from February 2035 to February 2036. In addition, Mr. Wagner holds options to purchase 97 Ordinary Shares that are not exercisable within 60 days, with expiration dates ranging from November 2033 to September 2034 and an exercise price ranging from $102.96 to $316.80; and 48,611 RSUs that are not exercisable within 60 days, with expiration dates ranging from October 2035 to February 2036.

(4)	Consists of (i) 5,625 Ordinary Shares; (ii) 115 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 11, 2026, with an expiration date of August 2033 with an exercise price of $316.80; and (iii) 18,681 Ordinary Shares issued and issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, ranging from December 2034 to December 2035. In addition, Mr. Langer holds options to purchase 10 Ordinary Shares that are not exercisable within 60 days, with expiration dates of August 2033 and exercise prices of $316.80; and 48,611 RSUs that are not exercisable within 60 days, with expiration dates ranging from September 2035 to December 2035.

(5)	Consists of (i) 384 Ordinary Shares based on transfer agent report dated March 11, 2026; (ii) 845 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 11, 2026, with expiration dates ranging from November 2027 to November 2033 with exercise prices ranging from $0.72 to $316.80 and (iii) 3,333 Ordinary Shares issued and issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, with an expiration date in February 2036. In addition, Mr. Bachar holds options to purchase 7Ordinary Shares that are not exercisable within 60 days, with expiration date of November 2033 and an exercise price of $316.80; and 34,167 RSUs that are not exercisable within 60 days, with expiration dates ranging from October 2035 to February 2036.

(6)	Consists of (i) 493 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 11, 2026, expiration dates ranging from January 2032 to August 2033, with exercise prices ranging from $0.72 to $316.80 ;and (ii) 13,194 Ordinary Shares issued or issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, with expiration dates ranging from December 2034 to December 2035. In addition, Mr. Mualem holds options to purchase 7 Ordinary Shares that are not exercisable within 60 days, with expiration dates in August 2033 and an exercise price of $316.80 and 38,889 RSUs that are not exercisable within 60 days, with expiration dates of ranging from September 2035 to December 2035.

(7)	Consists of (i) 647 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 11, 2026, with an expiration dates ranging from November 2031 to August 2033 and exercise prices ranging from $0.72 to $316.80 ;and (ii) 8,194 Ordinary Shares issued or issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, with expiration dates ranging from December 2034 to December 2035. In addition, Mr. Remez holds options to purchase 7 Ordinary Shares that are not exercisable within 60 days, with an expiration date in August 2033 and an exercise price of $316.80 and 17,222 RSUs that are not exercisable within 60 days, with expiration dates ranging from September 2035 to December 2035.

(8)	Consists of (i) 688 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 11, 2026, expiration dates ranging from November 2027 to August 2033, with exercise prices ranging from $0.72 to $316.80; and (ii) 8,852 Ordinary Shares issued or issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, with expiration dates ranging from December 2034 to December 2035. In addition, Mr. Barel holds options to purchase 9 Ordinary Shares that are not exercisable within 60 days, with expiration dates in August 2033 and an exercise price of $316.80 and 22,481 RSUs that are not exercisable within 60 days, with expiration dates ranging from September 2035 to December 2035.

(9)	Consists of (i) 182 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 11, 2026, expiration dates ranging from December 2032 to August 2033, with exercise prices ranging from $159.36 to $316.80; and (ii) 6,889 Ordinary Shares issued or issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, with expiration dates ranging from December 2034 to December 2035. In addition, Ms. Fleisher holds options to purchase 5 Ordinary Shares that are not exercisable within 60 days, with expiration dates in August 2033 and an exercise price of $316.80 and 16,778 RSUs that are not exercisable within 60 days, with expiration dates ranging from September 2035 to December 2035.

(10)	Consists of (i) 76 Ordinary Shares that are exercisable within 60 days, with expiration dates in November 2033 and an exercise price of $316.80; and (ii) 3,333 Ordinary Shares issued and issuable upon the vesting of RSUs that vest within 60 days of March 11, 2026, with an expiration date in February 2036. In addition, Ms. Lurie holds options to purchase 7 Ordinary Shares that are not exercisable within 60 days, with expiration date of November 2033 and an exercise price of $316.80; and 34,167 RSUs that are not exercisable within 60 days, with an expiration date ranging from October 2035 to February 2036.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2025, there was an increase in the percentage ownership of Armistice Capital, LLC (from 9.99% to 50.51%). In addition, there were decreases in the percentage ownership of: (i) Asher Dahan (from 2.2% to

0.69%), (iii) Leeor Langer (from 2.2% to 0.69%), (iv) Guy Wagner (from 2.9% to 0.74%), which were due to the dilution as a result of a best-efforts offering in January 2025, registered direct offerings in September 2025 and October 2025, and warrant exercises in April 2025, August 2025 and November 2025.

Over the course of 2024, there was an increase in the percentage ownership of Armistice Capital, LLC (from 0% to 9.99%). In addition, there were decreases in the percentage ownership of: (i) Alumot (from 5.9% to 2.1%), (ii) Asher Dahan (from 6.6% to 2.2%), (iii) Leeor Langer (from 6.6% to 2.2%), (iv) Guy Wagner (from 8.8% to 2.9%), which were due to the dilution as a result of warrant exercises in June 2023 and a public offering in November 2023.

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

Record Holders

As of March 11, 2026, there were 23 shareholders of record of our Ordinary Shares. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

On March 6, 2022, our board of directors approved new terms of compensation for each of our officers, subject to the approval of our shareholders. The new terms of compensation were approved by our shareholders in a meeting that took place on March 14, 2022. On August 15, 2024, our board of directors approved and recommended to the shareholders of the Company to approve, the adoption of an amended and restated compensation policy, which was approved by our shareholders at a meeting that took place on September 26, 2024. On September 9, 2025, our board of directors approved and recommended that the shareholders approve amendments to the Company’s amended and restated compensation policy and additional updates to the terms of compensation for each of our officers, which was approved by our shareholders at a meeting that took place on October 24, 2025. On December 23, 2025, our board of directors approved and recommended that the shareholder approve amendments to the Company’s compensation policy, which was approved by our shareholders at a meeting that took place on February 19, 2026.

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

In December 2025, we granted certain employees, directors and consultants 591,167 RSUs that started vesting on January 1, 2026 and will settle in Ordinary Shares, under the GEIP. An additional 493,336 Ordinary Shares are reserved for future issuance under the GEIP as of March 11, 2026.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

●	Amended and Restated Compensation Policy for the Company’s Executive Officers and Directors (filed as Exhibit 99.1 to Form 6-K (File No. 001-41502) filed on February 20, 2026 and incorporated herein by reference). See “Item 6. C. Board Practices - Committees of the Board of Directors - Compensation Committee” for more information about this document.

●	Form of Indemnification Agreement, filed as Exhibit 10.1 to a registration statement on Form F-1 (File No. 333-262838) filed on September 8, 2022, and incorporated herein by reference. See “Item 6. C. Board Practices - Indemnification.”

●	Standby Equity Purchase Agreement dated as of June 6, 2024 between the Company and YA II PN, Ltd. filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) filed on June 7, 2024 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Inducement Letter, filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on August 7, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Securities Purchase Agreement, dated September 11, 2025, by and between Wearable Devices and the Purchaser Party thereto, filed as Exhibit 10.2 to Form 6-K (File No. 001-41502) furnished on September 11, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Placement Agency Agreement, dated September 11, 2025, by and between Wearable Devices and A.G.P./Alliance Global Partners, filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on September 11, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Ordinary Warrant, filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) furnished on September 11, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Securities Purchase Agreement, dated September 12, 2025, by and between Wearable Devices and the Purchaser Party thereto, filed as Exhibit 10.2 to Form 6-K (File No. 001-41502) furnished on September 15, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Placement Agency Agreement, dated September 12, 2025, by and between Wearable Devices and A.G.P./Alliance Global Partners, filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on September 15, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Ordinary Warrant, filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) furnished on September 15, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Sales Agreement, dated September 25, 2025, by and between Wearable Devices Ltd. and A.G.P./Alliance Global Partners, filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on September 25, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Securities Purchase Agreement, dated October 29, 2025, by and between Wearable Devices and the Purchaser Party thereto, filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on October 31, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Ordinary Warrant, filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) furnished on October 31, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of Inducement Letter, filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on December 1, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

●	Form of New Warrant, filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) furnished on December 1, 2025 and incorporated herein by reference. See Item “5.B Liquidity and Capital Resources - Net Cash Provided by Financing Activities.”

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction. 93

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

Based on the projected composition of our income and valuation of our assets, we cannot determine if we will become a PFIC for 2025 or in the future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Further, our officers, directors and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders, and, until March 18, 2026, our officers and directors are exempt from the reporting provisions thereunder. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

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

The NIS evaluated against the U.S. dollar by approximately 12.5% in 2025 and devaluated against the U.S. dollar by approximately 0.6% in 2024.

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenues and operating expenses by approximately $540 thousand and $455 thousand, for the years ended December 31, 2025 and 2024, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the year ended December 31, 2024 we partially hedged our foreign currency exchange risk. During the year ended December 31, 2025, we did not enter into any hedging arrangements. If we were to determine that it is in our best interests to continue hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO (including a partial exercise of over-allotment option), the Company issued and sold 15,625 Ordinary Shares and 35,937 Warrants and received aggregate gross proceeds of approximately $16 million, before deducting underwriting discounts, commissions and offering expenses.

The net proceeds from IPO were used, as described in the final prospectus for the IPO filed with the SEC on September 15, 2022.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2025, our internal control over financial reporting is effective.

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

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, we completed the process of documenting our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We have established formal policies, processes and practices related to our internal control over financial reporting and to identify key financial reporting risks, including an assessment of the potential impact and linkage of those risks to specific areas and activities within our organization.

ITEM 16. [RESERVED]

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that both Ms. Ilana Lurie and Mr. Kobbi Nir are audit committee financial experts as such term is defined by the SEC rules and have the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025 and 2024.

The following table provides information regarding fees paid by us to Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, including audit services, for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
Audit fees (1)	$168,000	$135,500
Audit-related fees	-	-
Tax fees	-	6,500	(2)
All other fees	-	-
Total	$168,000	$142,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns and professional services provided in connection with comfort letters, consents and review of documents filed with the SEC.

(2)	Includes professional services rendered in connection with a transfer pricing study.

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

As of March 11, 2026, we do not believe that we have experienced any material cybersecurity attack. Cybersecurity threats and cybersecurity incidents, if they occur, can materially affect or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Wearable Devices Ltd. (filed as Exhibit 99.2 to Form 6-K (File No. 001-41502) furnished on October 24, 2025 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.4 to F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference).

2.2	Form of Underwriter’s Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference).

2.3	Form of Ordinary Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) furnished on September 11, 2025 and incorporated herein by reference).

2.4	Form of Ordinary Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) furnished on September 15, 2025 and incorporated herein by reference).

2.5	Form of Ordinary Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) furnished on October 31, 2025 and incorporated herein by reference).

2.6	Form of New Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-41502) furnished on December 1, 2025 and incorporated herein by reference).

2.7*	Description of Securities.

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.3 to Form F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference ).

4.3	Form of Warrant Amendment Agreement (filed as Exhibit 4.3 to Form 6-K (File No. 001-41502) furnished on October 31, 2025 and incorporated herein by reference).

4.4	Wearable Devices Ltd. 2015 Share Option Plan (filed as Exhibit 10.2 to Form F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference ).

4.5	First Amendment to Wearable Devices Ltd. 2015 Share Option Plan (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on August 30, 2023 and incorporated herein by reference).

4.6	Wearable Devices Ltd. 2024 Global Equity Incentive Plan (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on August 22, 2024 and incorporated herein by reference).

4.7	Wearable Devices Ltd. 2024 Employee Stock Purchase Plan (filed as Exhibit 10.2 to Form 6-K (File No. 001-41502) furnished on August 22, 2024 and incorporated herein by reference).

4.8#	Agreement, dated July 16, 2020, by and between Wearable Devices Ltd. and the Israeli Innovation Authority (filed as Exhibit 10.4 to Form F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference).

4.9	Amended and Restated Compensation Policy for the Company’s Executive Officers and Directors (filed as Exhibit 99.1 to Form 6-K (File No. 001-41502) furnished on February 20, 2026 and incorporated herein by reference).

4.10	Senior Credit Facility Agreement, dated July 4, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd (filed as Exhibit 10.6 to Form F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference).

4.11	First Addendum to Senior Agreement, dated July 19, 2022, by and between Wearable Devices Ltd. and L.I.A. Pure Capital Ltd. (filed as Exhibit 10.8 to Form F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference).

4.12	Standby Equity Purchase Agreement dated as of June 6, 2024 between the Company and YA II PN, Ltd. (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on June 7, 2024 and incorporated herein by reference).

4.13	Form of Inducement Letter, dated August 6, 2025, (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on August 7, 2025 and incorporated herein by reference).

4.14	Securities Purchase Agreement, dated September 11, 2025, by and between Wearable Devices and the Purchaser Party thereto (filed as Exhibit 10.2 to Form 6-K (File No. 001-41502) furnished on September 11, 2025 and incorporated herein by reference).

4.15	Placement Agency Agreement, dated September 11, 2025, by and between Wearable Devices and A.G.P./Alliance Global Partners (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on September 11, 2025 and incorporated herein by reference).

4.16	Securities Purchase Agreement, dated September 12, 2025, by and between Wearable Devices and the Purchaser Party thereto (filed as Exhibit 10.2 to Form 6-K (File No. 001-41502) furnished on September 15, 2025 and incorporated herein by reference).

4.17	Placement Agency Agreement, dated September 12, 2025, by and between Wearable Devices and A.G.P./Alliance Global Partners (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on September 15, 2025 and incorporated herein by reference).

4.18	Sales Agreement (dated September 25, 2025, by and between Wearable Devices Ltd. and A.G.P./Alliance Global Partners (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on September 25, 2025 and incorporated herein by reference).

4.19	Securities Purchase Agreement, dated October 29, 2025, by and between Wearable Devices and the Purchaser Party thereto (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on October 31, 2025 and incorporated herein by reference).

4.20	Form of Inducement Letter, dated November 26, 2025 (filed as Exhibit 10.1 to Form 6-K (File No. 001-41502) furnished on December 1, 2025 and incorporated herein by reference).

8.1	List of Subsidiaries (filed as Exhibit 21.1 to Form F-1 (File No. 333-262838) furnished on September 8, 2022 and incorporated herein by reference).

11.1*	Insider Trading Policy.

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.

15.1*	Consent of Ziv Haft, Certified Public Accountants, Isr. BDO member firm, an independent registered public accounting firm.

97.1	Clawback Policy (filed as Exhibit 97.1 to Form 20-F (File No. 001-41502) filed on March 15, 2024 and incorporated herein by reference).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith

#	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that Wearable Devices Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Wearable Devices Ltd.

Date: March 12, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
of WEARABLE DEVICES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Wearable Devices Ltd. and its subsidiary (“the Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Emphasis of Matter

As described in Note 1e, the Company is still at its development stage and at an early stage of generating revenues, Therefore, it has suffered recurring losses and negative cash flows from operations since inception. Our opinion is not modified with respect to this matter.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

We have served as the Company’s auditor since 2021.

March 11, 2026
Tel Aviv, Israel

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2025	2024
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	6,500	3,089
Short-term bank deposits	11,922	862
Accounts receivable	37	-
Governmental grant receivable	-	17
Other receivables and prepaid expenses	293	322
Inventories (Note 3)	778	1,226
TOTAL CURRENT ASSETS	19,530	5,516

NON-CURRENT ASSETS:
Right-of-use assets (Note 5)	393	330
Property and equipment, net (Note 4)	67	130
TOTAL NON-CURRENT ASSETS	460	460
TOTAL ASSETS	19,990	5,976

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	62	157
Advance payments	47	83
Convertible promissory note (Note 6)	-	770
Accrued payroll and other employment related accruals	629	402
Accrued expenses	333	392
Lease liabilities	309	291
TOTAL CURRENT LIABILITIES	1,380	2,095
Lease liabilities	57	21
TOTAL LIABILITIES	1,437	2,116

COMMITMENTS AND CONTINGENCIES (Note 7)
SHAREHOLDERS’ EQUITY (Note 10):
Ordinary shares no par value: Authorized 500,000,000 as of December 31, 2025 and 50,000,000 as of December 31, 2024; Issued and outstanding 2,882,802 shares as of December 31, 2025 and 235,821 shares as of December 31, 2024	67	67
Additional paid-in capital	55,695	32,895
Accumulated losses	(37,209)	(29,102)
TOTAL SHAREHOLDERS’ EQUITY	18,553	3,860
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,990	5,976

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands (except per share amounts)

Revenues	647	522	82
Cost of revenues	(594)	**(362)	(62)
Impairment of product sales inventory	(201)	**(75)	-
GROSS PROFIT(LOSS)	(148)	85	20
Research and development, net (Note 7.A)	(3,504)	(2,964)	(3,316)
Sales and marketing expenses, net	(1,850)	(2,096)	(2,008)
General and administrative expenses	(2,830)	(2,845)	(2,882)
OPERATING LOSS	(8,332)	(7,820)	(8,186)
Financing income (expenses), net	230	(52)	372
LOSS BEFORE TAX EXPENSES	(8,102)	(7,872)	(7,814)
Tax expenses	(5)	(7)	-
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(8,107)	(7,879)	(7,814)

Net loss per ordinary shares, basic and diluted *(Note 10.c)	(6.53)	(72.60)	(115.20)
Weighted average number of ordinary shares and pre-funded warrants outstanding basic and diluted *	1,238,719	108,563	67,505

*	The share and per share information in these financial statements reflects the 1-for-20 reverse share split that became effective on October 10, 2024, a 1-for-4 reverse share split of the Company’s issued and outstanding ordinary shares that became effective on March 17, 2025 and an additional 1-for-3 reverse share split that became effective on March 11, 2026 (the “Reverse Share Splits”). See also Note 1c.

**	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional
	Number of shares*	Amount	paid-in capital	Accumulated losses	Total
		U.S. dollars in thousands
BALANCE AS OF DECEMBER 31, 2022	62,707	43	23,346	(13,409)	9,980

CHANGES DURING THE YEAR 2023:
Ordinary shares issued in the public offering, net of issuance cost	18,519	11	1,659	-	1,670
Issuance of ordinary shares to April 2021 investors (Note 10)	705	1	(1)	-	-
Exercise of warrants	3,017	2	1,447	-	1,449
Share-based compensation	-	-	241	-	241
Comprehensive and net loss	-	-	-	(7,814)	(7,814)
BALANCE AS OF DECEMBER 31, 2023	84,948	57	26,692	(21,223)	5,526

CHANGES DURING THE YEAR 2024:
Issuance of ordinary shares associated with the SEPA (Note 1.d)	102,392	10	4,343	-	4,353
Issuance of units of ordinary shares, pre-funded warrants and warrants under registered direct offering	42,500	-	1,578	-	1,578
Issuance of ordinary shares to service provider	3,255	-	100	-	100
Issuance of ordinary shares for the reverse share split process	2,726	-	-	-	-
Share-based compensation	-	-	182	-	182
Comprehensive and net loss	-	-	-	(7,879)	(7,879)
BALANCE AS OF DECEMBER 31, 2024	235,821	67	32,895	(29,102)	3,860

CHANGES DURING THE YEAR 2025:
Exercise of pre-funded warrants into ordinary shares (see note 10.a.5)	26,000	-	-	-	-
Issuance of ordinary shares associated with best-efforts offering (see note 10.a.7)	208,333	-	2,200	-	2,200
Issuance of ordinary shares for the reverse share split process	224	-	-	-	-
Issuance of ordinary shares associated with warrant exercise inducement transaction (see note 10.a.8)	276,833	-	1,041	-	1,041
Issuance of ordinary shares associated with warrant exercise inducement transaction (see note 10.a.9)	553,667	-	2,184	-	2,184
Issuance of ordinary shares under registered direct offering (see note 10.a.10)	333,333	-	3,519	-	3,519
Issuance of ordinary shares under registered direct offering (see note 10.a.11)	223,333	-	3,549	-	3,549
Issuance of ordinary shares under registered direct offering (see note 10.a.12)	410,000	-	2,887	-	2,887
Issuance of shares associated with warrant exercise inducement transaction (see note 10.a.13)(**)	447,000	-	5,144	-	5,144
Issuance of ordinary shares during the period under ATM offering program (see note 10.a.14)	112,079	-	1,185	-	1,185
Share-based compensation	-	-	1,091	-	1,091
Issuance of ordinary shares from an exercise of options and upon vesting of restricted share units (“RSUs”)	56,179	-	-	-	-
Comprehensive and net loss	-	-	-	(8,107)	(8,107)
BALANCE AS OF DECEMBER 31, 2025	2,882,802	67	55,695	(37,209)	18,553

*	The share and per share information in these financial statements reflects the Reverse Share Splits.

**	Represents the aggregate fair value of 1,107,333 ordinary shares, which includes 447,000 ordinary shares that have been issues and 660,333 ordinary shares held in abeyance. (see note 10.a.13)

The accompanying notes are an integral part of the consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(8,107)	(7,879)	(7,814)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	84	107	68
Interest expenses on convertible promissory note	-	4	-
Accrued interest on deposits	(150)	(3)	(45)
Share-based compensation expenses	1,091	182	241
Unrealized gain from foreign currency derivative activities	-	68	(68)
Marketing expenses paid in ordinary shares	-	100	-
Provision for inventory write-off	201	75	-

Changes in operating assets and liabilities items:
Increase in accounts receivable	(37)	-	-
Decrease (increase) in inventories	247	(269)	(1,026)
Decrease (increase) in governmental grants receivables	17	91	(54)
Decrease (increase) in other receivables and prepaid expenses	21	357	(136)
Decrease in advance payments	(37)	(228)	(41)
Decrease in deferred revenues	-	-	(12)
Increase (decrease) in accounts payable	(95)	(253)	254
Increase (decrease) in accrued payroll and other employment related accruals	226	(177)	163
Increase (decrease) in accrued expenses	(59)	212	36
Net cash used in operating activities	(6,598)	(7,613)	(8,434)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(20)	(43)	(194)
Decrease (increase) in deposits, net	(10,910)	3,240	(4,054)
Net cash provided by (used in) investing activities	(10,930)	3,197	(4,248)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares issued in registered direct offerings, best-effort offering and ATM program, net of issuance cost	13,340	1,578	1,670
Proceeds from issuance of ordinary shares under inducement offer letter agreements	8,369	-	-
Proceeds from issuance of ordinary shares as a result of exercise of warrants	-	-	1,449
Proceeds from issuance of ordinary shares associated with the SEPA	-	4,353	-
Proceeds from issuance of convertible promissory note	-	1,920	-
Repayment of convertible promissory note	(770)	(1,156)	-
Net cash provided by financing activities	20,939	6,695	3,119

Net increase (decrease) in cash and cash equivalents	3,411	2,279	(9,563)
Cash and cash equivalents at the beginning of year	3,089	810	10,373
Cash and cash equivalents at the end of year	6,500	3,089	810
Supplemental Disclosure:
Interest paid	-	49	-
Interest received from deposits	(134)	(144)	(305)
Right-of-use asset recognized against lease liability	337	-	644

The accompanying notes are an integral part of these financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Wearable Devices Ltd. (the “Company”) was incorporated in Israel in March 2014. The Company develops and sells human-machine interface solutions for the smart wearables industry. In 2023, the Company started production of its Business to Consumer (“B2C”) product, the “Mudra Band” and in 2024 the Company started production of its second B2C consumer product, the “Mudra Link”. The Company’s products are designated directly to end users and also designated to businesses in integration of its technology in their smart wearable devices. The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on September 13, 2022, under the symbols “WLDS” and “WLDSW,” respectively.

The Company qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the U.S. Jumpstart Our Business Startups Act of 2012, and the Company may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to publicly traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

The Company will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which the Company’s annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of the Company’s initial public offering (i.e., December 31, 2027); (iii) the date that the Company become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the aggregate worldwide market value of the Company’s ordinary shares held by non-affiliates is at least $700 million as of the last business day of the Company’s most recently completed second fiscal quarter; or (iv) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during any three-year period.

The Company’s revenues were derived from:

1)	The sales of B2C product, the “Mudra Band” and the “Mudra Link”.
2)	The sales of Business-to-Business (“B2B”) Mudra development kits composed of multiple performance obligations including tangible parts (“Hardware”) and a limited period (generally one year) application programming interface (“API”) with no commercial rights, to enable the customer to evaluate the Company’s solution with its own products.

3)	The sales of pilot transactions to evaluate the integration of the Company’s solution with the customer’s products composed of multiple performance obligations including Hardware, tailor-made software applications and technical support during the pilot period.

In the three years period ended December 31 2025, most of the Company’s revenues were derived from the sales of the Company’s B2C products, the Mudra Band and the Mudra Link. See also note 2.g.

b.	In 2018, the Company established a wholly owned subsidiary in the United States of America for the purpose of marketing and distribution of its solutions – Mudra Wearable, Inc. (the “Subsidiary”) – which commenced its operations in 2020.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (Cont.):

c.

In October 2024, the Company effected a one-for-twenty (1-for-20) reverse stock split of its ordinary share (the “October Reverse Split”). As a result of the October Reverse Split, every twenty (20) shares issued and outstanding were combined into one new ordinary share. All outstanding securities entitling their holders to purchase ordinary shares, including options and warrants were adjusted as a result of the October Reverse Split, as required by the terms of those securities. The October Reverse Split changed the par value per ordinary share from NIS 0.01 to zero par value. On March 17, 2025, the Company effectuated an additional 1-for-4 reverse share split of its issued and outstanding ordinary shares (the “March 2025 Reverse Split”). On March 11, 2026, the Company effectuated an additional 1-for-3 reverse share split of its issued and outstanding ordinary shares (the “March 2026 Reverse Split”). The March 2026 Reverse Split did not change the number of shares authorized for issuance. See also note 10.a below.

All share amounts, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the Reverse Share Splits.

d.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. As of March 11, 2026, there is a ceasefire with Hamas that has been in place since October 2025.

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

In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. In addition, during the two-week fighting with Iran in June 2025, Israel closed its airspace and ceased all port activity related to commercial shipments. In light of continued nuclear and missiles threats and intelligence assessments indicating imminent attacks, on February 28, 2026, the United States and Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities activities, as well as disrupt its nuclear and missiles programs. In addition, in early March 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. As of March 11, 2026, the situation remains highly fluid, and the Company is unable to predict when, or on what terms, this escalation will be resolved.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. As of March 11, 2026, these events have no material impact on the Company’s operations.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (Cont.):

e.	Liquidity and Resources:

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

In November 2023, the Company completed a secondary offering and raised net proceeds of $1.7 million. In June 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”). During 2024, the Company issued 102,392 ordinary shares pursuant to SEPA for net proceeds of $4.4 million.

During 2025, the Company completed several subsequent equity offerings with Armistice Capital, LLC (the “Shareholder”) that resulted in aggregate net proceeds of approximately $20.5 million, as detailed within note 10.

Further, starting from September 2025 the Company entered into a Sales Agreement with a Sales Agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, the Company’s ordinary shares through an at-the-market (“ATM”) equity offering program. During 2025, the Company raised net proceeds of approximately $1.2 million, before deducting offering expenses under the ATM program. (see also note 10.a.14).

As of December 31, 2025, the Company had incurred accumulated losses of $37.2 million and expects to continue to fund its operations mainly through fundings such as issuance of convertible securities, ordinary shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. The Company’s management believes that its cash will be sufficient for at least one year from the date of the approval of these financial statements.

f.	On November 25, 2022, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the ordinary shares was below $1.00 per ordinary share for the previous 30 consecutive business days. On May 23, 2023, the Company received a notification letter from Nasdaq that the Company had been granted an additional 180-day compliance period, or until November 20, 2023, to regain compliance with Nasdaq’s minimum bid price rule. On June 9, 2023, the Company received a written notice from Nasdaq Stock Market LLC, indicating that it has regained compliance with the minimum bid price requirement. On October 24, 2023, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the ordinary shares was below $1.00 per ordinary share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until April 22, 2024, to regain compliance with the minimum bid requirement. Since the Company did not regain compliance with the minimum bid price requirement by April 22, 2024, it applied for an additional 180-calendar day grace period. On April 23, 2024, Nasdaq granted the Company an additional 180-day compliance period, or until October 21, 2024, to regain compliance with Nasdaq’s minimum bid price rule. On October 10, 2024, the October Reverse Split at the ratio of 1:20 became effective. As a result, the Company was informed by Nasdaq on October 28, 2024 that the Company had regained compliance.

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

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The Company’s stockholders’ equity was approximately $1.7 million as of June 30, 2024. In accordance with Nasdaq rules, on February 5, 2025, the Company submitted a plan to regain compliance to Nasdaq. On April 4, 2025, the Company received a letter notifying that the Company has regained compliance with listing Nasdaq Rule 5550(b)(1), and the matter was subsequently closed.

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

Inventories are composed of parts of the Company’s products as well as completed products and are stated at the lower of cost or net realizable value. Inventory cost is determined on a First In First Out basis. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The cost of inventories comprises all costs of purchase, and other costs incurred in bringing the inventories to their present location and condition.

Inventory write off:

The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-off is recognized in the Company’s consolidated statements of comprehensive loss. As of December 31, 2025, and December 31, 2024, the balance of inventory provision write-offs was $170 thousand and $75 thousand, respectively. In addition, during the year ended December 31, 2025, the Company wrote off $107 thousand of obsolete inventory. Total impairment of product sales inventory was $201 thousand during 2025.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

d.	Inventories (cont.):

The process of evaluating these write-offs often requires the Company to make subjective judgments and estimates concerning future sales potential at which such inventory will be sold in the normal course of business. Incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Given the significant assumptions required and the possibility that actual conditions will differ, the Company considers the valuations to be a critical accounting estimate.

e.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the straight-line method, over the estimated useful life of the assets.

Annual rates of depreciation are as follows:	%
Furniture and leasehold improvements	7-15
Computers and software	33
Electronic equipment	15
Machines and molds	7-50

f.

Leases

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

Lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The weighted-average rate applied was 8%. Right-of-use assets are measured at an amount equal to the lease liability.

The Company exercised two extension period options of its lease agreement, and accordingly, took those options into account in measuring the lease liability and the right-of-use asset.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

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

The Company generates revenues from the sales of B2C “Mudra Band” and “Mudra Link”, sales of B2B “Mudra development kits” and sales of pilot transactions.

The “Mudra Band” and the “Mudra Link” are aftermarket accessory bands which allow touchless operation and control of electronic devices by using an app which is considered combined with the bands as one performance obligation. Revenue derived from the sale of “Mudra Band” and “Mudra Link” is recognized at a point of time when control transfers to the customer. The Company believes that the delivery date is the most appropriate point in time indicating control has been transferred to the customer.

The Company allows return and refund of Mudra Band and Mudra Link within 30 days of having the Mudra Band delivered. The Company records an appropriate provision for such refunds.

Revenue derived from freight charges is considered a separate performance obligation and is recognized when the related product revenue is recognized.

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

Share-based compensation expenses related to employees’ and consultants’ options and RSUs are measured based on the fair value of the award and are generally expensed over the requisite service period (generally the vesting period). The Company recognizes compensation expense on a straight-line basis from the beginning of the service period. For awards with graded-vesting features, each vesting tranche is separately expensed over the related vesting period. The Company estimates the fair value of each stock option grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data include the expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

n.	Warrants and pre-funded warrants

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

Modification of warrants’ exercise price:

The January 2025 amendment of certain warrants’ exercise price, the April 2025 warrant exercise inducement transaction and the October 2025 warrant amendment occurred concurrently with a fund raising. Pursuant to the guidance of ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging” (“ASC 815”), the warrants were classified as equity instruments before and after the warrant modification. In accordance with ASC Topic 815 guidance on equity classified warrant modifications, the incremental change in fair value of the warrants was accounted for as an equity issuance cost in the amount of approximately $784 thousand, which was recorded to additional paid-in capital. The Company uses the Black-Scholes option pricing model to determine the incremental fair value of the warrants taking into consideration the following assumptions: expected volatility of 60%, dividend yield 0%, risk free interest rate of 4.08% and expected life of 5 years (4.8 years for the warrants before modification) (see Note 10.a.(7), 10.a.(8) and 10.a(12)).

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

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares, pre-funded warrants and shares held in abeyance outstanding during the financial year, adjusted for ordinary shares, pre-funded warrants and shares held in abeyance issued during the year, if applicable.

q.	Fair Value Measurements

The Company measures and discloses fair value in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

q.	Fair Value Measurements (cont.)

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

The Company’s labor expenses are denominated mainly in New Israeli Shekels (“NIS”), and therefore, subject to foreign currency risk. During the year ended December 31, 2024, the Company partially hedged its foreign currency exchange risk. The Company did not enter into any hedging arrangements during the year ended December 31, 2025.

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

t.

Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker, who is the Company’s Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying consolidated financial statements for the purpose of making operating decisions, assessing financial performance, and allocating resources.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

u.	Accounting Standards Issued and Not Yet Adopted in 2025

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires the disaggregation of certain expense captions into specified categories in disclosures within the notes to the consolidated financial statements to provide enhanced transparency into the expense captions presented on the face of the statement of income and comprehensive income. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and may be applied either prospectively or retrospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its related disclosures.

In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments (“ASU 2024-04”). This new guidance is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. ASU 2024-04 is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The Company does not plan to early adopt this standard. The Company is currently evaluating the effect of adoption of this standard on its consolidated financial statements and disclosures.

In November 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides comprehensive guidance on the recognition, measurement, and presentation of government grants. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its accounting for government assistance arrangements.

NOTE  3 - INVENTORIES

	December 31
	2025	2024
	U.S. dollars in thousands
Cost:
Raw materials	204	212
Work-in-progress	135	103
Finished goods	609	986
Provision for inventory write-off	(170)	(75)
	778	1,226

During the year ended December 31, 2025, the Company disposed of obsolete finished goods inventory with an aggregate cost of approximately $105 thousand

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE  4 - PROPERTY AND EQUIPMENT, net

	December 31
	2025	2024
	U.S. dollars in thousands
Cost:
Computers and software	245	230
Furniture and leasehold improvements	38	38
Electronic equipment	22	20
Machines and molds	88	86
	393	374
Less - accumulated depreciation	326	244
	67	130

NOTE 5- LEASES

The Company has operating leases for its office and vehicles. The Company’s leases have remaining terms of less than one year to approximately 3 years, some of which may include options to extend the leases for up to 1 year. The Company exercised the option to extend the lease for an additional one year.

The cash flows related to leases are classified as part of the cash used for operating activities in the cash flow statement.

The following table summarizes the classification of operating lease right-of-use assets and liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2025 and 2024:

	December 31
	2025	2024
	U.S. dollars in thousands
Assets
Right of use assets	393	330
Liabilities
Short term	309	291
Long term	57	21
Total lease liabilities	366	312

At December 31, 2025, the future minimum lease payments under the Company’s operating lease liabilities are as follows:

Year ended December 31,	U.S. dollars in thousands
2026	320
2027	47
2028	17
Total future minimum lease payments	384
Less imputed interest	(18)
Total operating lease liabilities	366
Less operating lease liabilities, current	(309)
Operating lease liabilities, non-current	57

Total expenses under all operating leases were $302 thousand, $288 thousand, and $232 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - Stand by equity purchase agreement and convertible promissory note

On June 6, 2024, the Company entered into the SEPA with YA II PN, Ltd. (“YA”), a fund managed by Yorkville Advisors Global, LP. Pursuant to the terms of the SEPA, YA is committed to purchase up to $10 million (the “Commitment Amount”) of the Company’s ordinary shares at any time during the three-year period following the execution date of the SEPA. The purchase price of the ordinary shares sold to YA is equal to 97% of the lowest volume weighted average price (“VWAP”) of the ordinary shares during a pricing period of 3 consecutive trading days commencing on the trading day of the delivery of advance notice by the Company. During the year ended December 31, 2024, the Company issued 307,175 ordinary shares for gross proceeds of approximately $4.6 million.

According to SEPA, the Company will have the sole right in its discretion to sell ordinary shares to YA from time to time by issuing advance notices to YA. In addition, the Company also agreed to pay YA the commitment fee by issuance of the ordinary shares, equal to $100,000, or 1.0% of the aggregate amount available to be sold under the SEPA, as consideration for its irrevocable commitment to purchase ordinary shares under SEPA. The Company and YA agreed to postpone the issuance of the Commitment Fee to YA. The Commitment Fee will be paid either by cash or by the issuance to YA of such number of ordinary shares that is equal to the balance of the Commitment Fee divided by the average of the daily VWAP of the ordinary shares during the three trading days immediately prior to the payment date. The Company has also paid YA a structuring fee in the amount of $10,000.

Subject to certain conditions, according to the SEPA agreement, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $3 million, which will be evidenced by one or more convertible promissory notes. In June 2024, the Company requested, and received, an initial pre-paid advance of $2 million in connection with the execution of SEPA. Each convertible promissory note will be discounted to 96% of the purchase price and be fully mature 12 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 6% per annum, increasing to 18% per annum upon an Event of Default (as defined in the convertible promissory note). Beginning 60 days after the issuance of a convertible promissory note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the convertible promissory note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. Each convertible promissory note will be convertible at a conversion price equal to $12.00 per ordinary share and contain customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s ordinary shares and the conversion price. Each convertible promissory note will also contain anti-dilution provisions that provide that if the Company issues ordinary shares, or securities convertible into or exercisable or exchange for, shares of ordinary shares at a price per share that is less than the conversion price then in effect, then the conversion price of the convertible promissory note upon each such issuance will be adjusted to the price equal to the consideration per share paid for such ordinary share or other securities.

The embedded conversion option was not bifurcated due to the fixed nature of the conversion price, which is closely indexed to the Company’s own shares. Additionally, there is no significant premium associated with the convertible promissory note.

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

The Company receives royalty-bearing grants from the IIA, for approved research and development projects. The programs include grants for: wages, materials, subcontractors and miscellaneous. The Company was required to pay royalties at the rate of 3%-3.5% on sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to USD deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Research and development grants deducted from research and development expenses amounted to $0, $92 thousand and $415 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $2.4 million plus interest which may be increased, depending on the manufacturing volume that is performed outside Israel. The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development, in whole or part, of its Mudra product and its Mudra Band product, without the IIA Research Committee approval.

In December 2025, the IIA approved a pilot program for the adaptation of the Company’s Mudra neurological human–machine interface as a rehabilitative tool for grip force regulation. The planned pilot site is Soroka Medical Center. The total approved budget for the program is approximately $765 thousand, of which the IIA participation rate is 30%. The program period is one year. The grant received under the program is subject to the payment of royalties to the IIA, contingent upon future revenues derived from the program, in accordance with the terms of the approval.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS AND CONTINGENCIES (cont.):

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

As of December 31, 2025, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, is $95 thousand linked to the CPI.

c.	Lease Commitments – Operating Leases:

In January 2023, the Company entered into a new lease agreement in Yokne’am Illit, Israel for a period which started on February 1, 2023, and originally expired on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. The Company exercised both extension options, and accordingly, the lease term has been extended through January 31, 2027. The Company’s monthly rent payment for this facility is approximately $16 thousand during the first lease year and increased to approximately $20 thousand during the second lease year and the option periods linked to CPI.

The Subsidiary, Mudra Wearable, leases an office located in California. The lease is on a month-to-month basis for $495 per month. Additionally, during 2022, the Company entered into lease agreements to lease 5 vehicles for a period of 3 years. During 2025, three of these lease agreements expired. In connection with the expiration of such leases, the Company entered into new lease agreements for two vehicles with lease terms of three years each and one vehicle with a lease term of two years.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - RELATED PARTIES

The employment expenses of the co-founders: Asher Dahan (the Chairman of the Board of Directors and the Chief Executive Officer), Guy Wanger (President and Director) and Leeor Langer (the Chief Technology Officer), for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $475 thousand, $287 thousand, and $293 thousand, respectively. In November 2024, the Company’s founders agreed to temporarily reduce their salaries. Such reductions were partially reinstated in February 2025 and fully reinstated in September 2025. The share-based payment expenses for the years ended December 31, 2025, 2024 and 2023 were $446 thousand, $22 thousand and $7 thousand, respectively, relating to awards granted to the Company’s co-founders.

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

Additionally, the Credit Facility agreement requires the Company to retain Pure Capital for investor relations services and other related strategic services in exchange for a monthly base fee of $35 thousand, upon the closing of the IPO, under a 3 year consulting agreement. If 70% or more of the warrants (or other convertible securities) issued in connection with the IPO are exercised during the term of such instrument, then the base monthly fee will immediately increase to $70 thousand, which increase shall apply retroactively to the closing of the IPO date. Total expenses for services rendered under Pure Capital agreement were $297 thousand, $420 thousand and $420 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. The consulting agreement with Pure Capital was terminated during the fourth quarter of 2025.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY:

a.	Share capital

The share capital as of December 31, 2025 and 2024, is composed of as follows:

	Number of shares
	Authorized		Issued and outstanding
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Ordinary shares, NIS 0.01 par value	500,000,000	50,000,000	2,882,802	235,821

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

On September 9, 2025, the Company’s Board of Directors approved an increase of the authorized share capital by 450,000,000 ordinary shares. This increase was subsequently approved by the Company’s shareholders on October 24, 2025. Following these approvals, the Company’s authorized share capital increased to 500,000,000 ordinary shares.

(1)	On February 16, 2023, the Company issued an aggregate of 705 ordinary shares to the April 2021 investors as a result of the IPO and as a reflection of the exercise price adjustment.

(2)	In June 2023, 3,017 warrants all of which were issued in connection with the Company’s IPO were exercised into 3,017 ordinary shares at an exercise price of $480.00 per ordinary share.

(3)	On November 13, 2023, the Company completed a public offering of its securities, whereby the Company issued and sold 18,519 ordinary shares. The Company received gross proceeds of approximately $2 million, before deducting underwriting discounts and commissions and before offering expenses ($1.7 million net proceeds after deducting underwriting discounts and commissions and other expenses).

(4)	During 2024, the Company issued 102,392 ordinary shares pursuant to the SEPA for net proceeds of $4.4 million (See also Note 6).

(5)	On November 27, 2024, the Company completed a registered direct offering and concurrent private placement with the Shareholder, for the issuance and sale of 21,000 ordinary shares, 47,500 pre-funded warrants to purchase up to 47,500 ordinary shares in the registered direct offering, and warrants to purchase up to 68,500 ordinary shares in the concurrent private placement at a combined purchase price of $27.00 per ordinary share. During December 2024, 21,500 pre-funded warrants were exercised into 21,500 ordinary shares. During January 2025, the remaining 26,000 pre-funded warrants were exercised into 26,000 ordinary shares. The Company received gross proceeds of approximately $1.85 million ($1.58 million net proceeds). The warrants issued pursuant to the concurrent private placement had an exercise price of $30.00 per ordinary share, were immediately exercisable and expire five years following the date of issuance. See also note 10.a.7.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.):

a.	Share capital (cont.)

(6)	In December 2024, the Company issued 3,255 ordinary shares to a service provider in return for marketing services.

(7)	On January 30, 2025, the Company announced the closing of a “best efforts” public offering with a Shareholder for the purchase and sale of 28,750 ordinary shares, 179,583 pre-funded warrants to purchase up to 179,583 ordinary shares, and warrants to purchase up to 208,333 ordinary shares, at a combined offering price of $12.00 per share and accompanying warrant (the “Offering”). The Company received aggregate gross proceeds of approximately $2.5 million ($2.2 million net proceeds). The warrants had an exercise price of $12.00 per share, were exercisable immediately and expire five years from the issuance date.

In connection with the offering detailed in Note 10.a.5 the Company also agreed to amend existing warrants that were previously issued on November 27, 2024 to the investor participating in the Offering to purchase up to 68,500 ordinary shares of the Company, with an exercise price of $30.00 per share. Such existing warrants have been amended to reduce the exercise price to $12.00 per share and now expire five years following the closing of the offering.

(8)	On April 29, 2025, the Company entered into an inducement exercise letter agreement with the Shareholder with respect to outstanding warrants to purchase up to an aggregate of 276,833 ordinary shares. Pursuant to the inducement exercise letter agreement, the Shareholder agreed to exercise for cash (i) warrants to purchase up to 68,500 ordinary shares, originally issued on November 27, 2024, and (ii) warrants to purchase up to 208,333 ordinary shares, originally issued on January 30, 2025 (collectively, the “Existing Warrants”), at a reduced exercise price of $4.35 per share. The warrant exercise resulted in gross proceeds to the Company of approximately $1.2 million ($1.04 million net proceeds(. In consideration for the immediate exercise of the Existing Warrants, the Company issued to the Shareholder new warrants to purchase up to an aggregate of 553,667 ordinary shares at an exercise price of $4.35 per share (the “New Warrants”). The New Warrants were exercisable immediately upon issuance and were to expire five years from the date of issuance.

(9)	On August 6, 2025, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with the Shareholder. Pursuant to the Inducement Letter, the Shareholder agreed to exercise for cash its 553,667 New Warrants for aggregate gross proceeds of approximately $2.4 million ($2.2 million net proceeds) to the Company. According to the Inducement Letter, the Company committed to issue new warrants (the “August New Warrants”) to purchase up to 1,107,333 ordinary shares, at an exercise price of $5.13 per ordinary share. The issuance of the August New Warrants was subject to the Company’s shareholder approval which was obtained on October 24, 2025.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.):

a.	Share capital (cont.)

(10)	On September 12, 2025, the Company completed a registered direct offering and a concurrent private placement with the Shareholder for the issuance and sale of 146,667 ordinary shares, 186,666 pre-funded warrants to purchase up to 186,666 ordinary shares in the registered direct offering, and warrants to purchase up to 333,333 ordinary shares in the concurrent private placement, at a combined purchase price of $12.00 per ordinary share and accompanying warrant. The warrants issued pursuant to the concurrent private placement have an exercise price of $12.00 per ordinary share, are immediately exercisable and expire five years following the date of issuance. The Company received aggregate gross proceeds of approximately $4.0 million ($3.52 million net proceeds).

(11)	On September 15, 2025, the Company completed a registered direct offering and a concurrent private placement with the Shareholder for the issuance and sale of 146,667 ordinary shares, 76,666 pre-funded warrants to purchase up to 76,666 ordinary shares in the registered direct offering, and warrants to purchase up to 223,333 ordinary shares in the concurrent private placement, at a combined purchase price of $18.00 per ordinary share and accompanying warrant. The warrants issued pursuant to the concurrent private placement have an exercise price of $18.00 per ordinary share, are immediately exercisable and expire five years following the date of issuance. The Company received aggregate gross proceeds of approximately $4.02 million ($3.55 million net proceeds).

(12)	On October 29, 2025, the Company completed a registered direct offering and a concurrent private placement with the Shareholder for the issuance and sale of 218,333 ordinary shares, 191,667 pre-funded warrants to purchase up to 191,667 ordinary shares in the registered direct offering, and warrants to purchase up to 410,000 ordinary shares in the concurrent private placement, at a combined purchase price of $8.01 per ordinary share and accompanying warrant. The Company received aggregate gross proceeds of approximately $3.3 million ($2.9 million net proceeds).

The issuance of the warrants in the concurrent private placement was subject to the approval of the Company’s shareholders which was obtained at a shareholders’ meeting held on February 19, 2026. Such warrants will have an exercise price of $8.01 per ordinary share, are immediately exercisable, and will expire five years from the date of approval by the Company’s shareholders.

In addition, in connection with the October 29, 2025 transaction, the Company agreed to adjust the exercise price of the warrants issued in the registered direct offerings completed on September 12, 2025 and September 15, 2025 to $8.01 per ordinary share. Such exercise price adjustments, including the revised expiration date of five years from the date of approval by the Company’s shareholders, were subject to the approval of the Company’s shareholders which was obtained at the shareholders’ meeting held on February 19, 2026.

(13)	On November 29, 2025, the Company entered into an inducement letter agreement with the Shareholder. Pursuant to the inducement letter agreement, the Shareholder agreed to exercise for cash its 1,107,333 August New Warrants issued in August 2025 at an exercise price of $5.13 per ordinary share, for aggregate gross proceeds of approximately $5.7 million to the Company ($5.14 million net proceeds). Out of the 1,107,333 ordinary shares issuable upon the exercise of the August New Warrants, the Company issued an aggregate of 447,000 ordinary shares. The remaining 660,333 ordinary shares, which are issuable to the Shareholder, are being held in abeyance due to Shareholder’s maximum beneficial ownership limitation (the “Abeyance Shares”). Such Abeyance Shares have been fully paid for and are issuable upon notice from Shareholder to the Company. In consideration for such exercise, the Company agreed to issue to the Shareholder new warrants to purchase up to an aggregate of 1,937,833 ordinary shares. The issuance of such new warrants was subject to the approval of the Company’s shareholders which was obtained at a shareholders’ meeting held on February 19, 2026. The warrants have an exercise price of $5.58 per ordinary share, are immediately exercisable, and will expire five years from the date of approval by the Company’s shareholders. See also Note 13.c.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.):

a.	Share capital (cont.)

(14)	During the year ended 2025, the Company entered into an ATM equity offering program, pursuant to which the Company may issue and sell its ordinary shares from time to time in the open market. During 2025, the Company issued an aggregate of 112,079 ordinary shares under the ATM program for gross proceeds of approximately $1.3 million ($1.2 million net proceeds).

As of December 31, 2025, all pre-funded warrants issued by the Company were exercised into Ordinary Shares.

b.	Share-based compensation

In 2015, the Company’s Board of Directors adopted the 2015 Share Option Plan (the “2015 Plan”), with 4,303 options available for grant, and through December 31, 2021, the Company’s Board of Directors approved, in the aggregate, an increase of 3,334 options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that, there are 7,637 ordinary shares reserved under the 2015 Plan (including those that were exercised into ordinary shares).

On December 15, 2022, the Company’s Board of Directors approved an increase of a total of 1,769 ordinary shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that there are 9,406 ordinary shares underlying options granted (including options that were exercised into ordinary shares) or reserved for future issuance under the 2015 Plan.

On August 23, 2023, the Company’s Board of Directors approved an increase of a total of 3,880 ordinary shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its Subsidiary, such that there are 13,286 ordinary shares underlying options granted (including options that were exercised into ordinary shares) or reserved for future issuance under the 2015 Plan.

On August 15, 2024, the Company’s Board of Directors approved the Company’s 2024 Global Equity Incentive Plan (the “Incentive Plan”), which provides for the issuance of up to 19,044 ordinary shares. In addition, the Incentive Plan includes an annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States, subject to the approval of the Company’s shareholders. The Incentive Plan was approved at the shareholders meeting held on September 26, 2024. On December 20, 2024, the Company’s Board of Directors approved an increase in the number of ordinary shares reserved for the Incentive Plan to 47,164.

The Incentive Plan provides for the grant of options, shares, restricted shares or RSUs to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

On September 9, 2025, the Board approved the increase of the shares reserved under the Incentive Plan. Following such approval, the number of Ordinary Shares reserved under the Incentive Plan increased to 265,084.

On November 27, 2025, the Board approved an increase in the number of ordinary shares, no par value per share, of the Company reserved for issuance under the Incentive Plan by 559,535 from 265,084 to 824,619 (see also note13.e).

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.):

b.	Share-based compensation (cont.):

On August 15, 2024, the Company’s Board of Directors approved the Company’s 2024 Employee Stock Purchase Plan (the “ESPP”), which provides for the issuance of up to 20,833 ordinary shares and includes an annex that governs the grants of awards to employees who are residents of the State of Israel. The ESPP is subject to the approval of the Company’s shareholders. The ESPP was approved at the shareholders meeting held on September 26, 2024. Generally, all the Company’s employees will be eligible to participate in the ESPP if they are employed by the Company, or employees of any participating subsidiary, provided that they have been employed by the Company or subsidiary for more than five months in a calendar year. The ESPP permits participants to purchase ordinary shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of the ESPP) in an offering. The purchase price of the shares will be determined by the Compensation Committee of the Board of Directors in accordance with the terms of the ESPP, but the option price shall not be less than the lesser of 85 percent of the fair market value of the shares on the offering date, or 85 percent of the fair market value of the shares on the exercise date. There have been no issuances under the ESPP as of December 31, 2025.

Options to employees

Below is a summary of the Company’s options activity and related information with respect to options granted to employees during the years ended December 31, 2025 and 2024:

	Year ended December 31,		Year ended December 31,
	2025		2024
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding - beginning of the year	7,436	$163.44	6,061	$186.48
Granted	10,000	$8.04	1,396	$65.28
Exercised	(21)	$0.72	-	$-
Expired or forfeited	(1,255)	$472.59	(21)	$316.80

Outstanding - end of the year	16,160	$43.47	7,436	$163.44

Exercisable at end of year	6,107	$82.77	6,027	$139.68

The weighted-average grant date fair value of stock-based awards granted was $2.82, $65.28 and $293.76 per share during the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of employment.

The remaining period until full vesting of the outstanding options ranged from one to three years.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.):

b.	Share-based compensation (cont.):

On August 15, 2024, the Company’s Board of Directors approved the allocation and / or grant of additional options to purchase up to 729 ordinary shares to certain directors, officers and employees, with an exercise price of $103.20 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of respective employment or services. The fair value of each option as of the grant date was $46.80, determined using the Black-Scholes option pricing model and the total expenses of approximately $34 thousand will be expensed over the option vesting periods of three years.

On December 25, 2024, the Company’s Board of Directors approved the grant of additional options to purchase up to 667 ordinary shares to certain employees, with an exercise price of $22.89 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of respective employment or services. The fair value of each option as of the grant date was $12.96, determined using the Black-Scholes option pricing model and the total expenses of approximately $9 thousand will be expensed over the option vesting periods of three years

On October 28, 2025, the Company’s Board of Directors approved the grant of additional options to purchase up to 3,333 ordinary shares to certain employees, with an exercise price of $12.97 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of respective employment or services. The fair value of each option as of the grant date was $3.69, determined using the Black-Scholes option pricing model and the total expenses of approximately $12.3 thousand will be expensed over the option vesting periods of three years.

On December 23, 2025, the Company’s Board of Directors approved the grant of additional options to purchase up to 6,667 ordinary shares to certain employees, with an exercise price of $5.55 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of respective employment or services. The fair value of each option as of the grant date was $2.37, determined using the Black-Scholes option pricing model and the total expenses of approximately $16 thousand will be expensed over the option vesting periods of three years.

The following weighted-average assumptions were used in determining the most recent fair values of stock options using the Black-Scholes valuation model:

	2025	2024

Expected dividend yield	0%	0%
Expected stock price volatility	55.0%	55.0%
Risk free interest rate	4.10%	4.10%
Expected life of options	6.25	6.25

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.):

b.	Share-based compensation (cont.):

Options to consultants

The Company’s outstanding options to consultants as of December 31, 2025 were as follows:

Issuance date	In connection with	No. of options issued	Exercise price	No. of options exercisable
2015	Rendered services	461	$0.72	461
2017	Rendered services	154	$0.72	154
2021	Rendered services	288	$0.72-540.00	288
2023*	Rendered services	417	$131.04	185

*	On April 27, 2023, the Company’s Board of Directors approved the additional grant of options to purchase up to 417 ordinary shares to a consultant, with an exercise price of $131.04 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of services. The fair value of each option as of the grant date was $62.4, determined using the Black-Scholes option pricing model and the total expenses of $26 thousand will be expensed over the option vesting periods of three years.

RSUs to employees and consultants:

On December 25, 2024, the Board of Directors approved the grant of 43,792 RSUs to employees and consultants, which will be automatically exercised into ordinary shares over a vesting period of between 12 months to 24 months, with the vesting starting on January 1, 2025. The unvested RSUs will expire the termination of employment or service. The fair value of each RSU as of the grant date was $21.36, determined using the 30 days’ market price prior to the grant date, and the total expenses of $934 thousand will be expensed over the option vesting periods.

On September 10, 2025, the Board approved the grant of 168,750 RSUs to employees and consultants, which will be automatically exercised into Ordinary Shares over a vesting period of between 12 months to 36 months, with the vesting starting on September 10, 2025. The unvested RSU will expire upon the termination of employment or service. The fair value of each RSU as of the grant date was $3.78, determined using the 30 days’ market price prior to the grant date, and the total expenses of $1.12 million that are being expensed over the RSUs vesting periods.

On December 23, 2025, the Board approved the grant of 591,167 RSUs to employees, directors and consultants, which will be automatically exercised into Ordinary Shares over a vesting period of 36 months, with the vesting starting on January 1, 2026. The unvested RSU will expire upon the termination of employment or service. The fair value of each RSU as of the grant date was $5.55, and the total expenses of $3.3 million that are being expensed over the RSUs vesting periods. Of the total RSUs granted, 190,000 RSUs were subject to the approval of the Company’s shareholders at a shareholders’ meeting, which was held on February 19, 2026 and approved this grant. The fair value of such RSUs, was determined based on the market price of the Company’s Ordinary Shares on the date of shareholder approval, which differed from the fair value of the RSUs as approved by the Board on December 23, 2025.

During the year ended December 31, 2025, the Company issued 56,178 Ordinary Shares upon the settlement of vested RSUs. Total share-based compensation expenses associated with RSUs was $1,039 thousand for the year ended December 31, 2025.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.):

b.	Share-based compensation (cont.):

The share-based compensation expenses associated with the above arrangements are recognized in the following line items in the consolidated statements of comprehensive loss in the years ended:

	December 31
	2025	2024	2023
	U.S. dollars in thousands
Research and development expenses	562	80	83
Sales and marketing expenses	185	49	61
General and administrative expenses	344	53	97
	1,091	182	241

Equity Warrants to investors and associated with the IPO and follow on fund raising, as of December 31, 2025:

Number of warrants/ options	Issuance date	Exercise price		Exercise ratio	Expiration date	Notes
32,863	September 13, 2022	$480.00		Each warrant is exercisable into 1 ordinary share	5 years following the issuance date	Registered for trading (*)

781	September 15, 2022	$1,274.40		Each warrant is exercisable into 1 ordinary share	5 years following the issuance date	Owned by underwriter
98	September 15, 2022	$1,015.20		Each warrant is exercisable into 1 ordinary share	10 years following the issuance date	Owned by the legal advisor
333,333	September 12, 2025	$12.00	(**)	Each warrant is exercisable into 1 ordinary share	5 years following the issuance date (**)	Owned by an investor
223,333	September 15, 2025	$18.00	(**)	Each warrant is exercisable into 1 ordinary share	5 years following the issuance date (**)	Owned by an investor

(*)	The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act of 1933, as amended, is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.):

b.	Share-based compensation (cont.):

The exercise price per whole ordinary share purchasable upon exercise of the warrants $960.00 per share (the “Initial Exercise Price”). The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting ordinary shares and also upon any distributions of assets, including cash, stock or other property to the Company’s shareholders. Subject to certain exemptions outlined in the warrant, for a period until two years from the date of issuance of the warrant, if the Company shall sell, enter into an agreement to sell and subsequently sells, or grant any option to purchase, or sell, enter into an agreement to sell and subsequently sells, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition the subsequently closes) any ordinary shares or convertible security, at an effective price per share less than the exercise price of the warrant then in effect, the exercise price of the warrant shall be reduced to equal the effective price per share in such Dilutive Issuance; provided, however, that in no event shall the exercise price of the warrant be reduced to an exercise price lower than 50% of the Initial Exercise Price. On the date that is 90 calendar days immediately following the initial issuance date of the warrants, the exercise price of the warrants will adjust (the “Reset Price”), provided that such value is less than the exercise price in effect on that date. The Reset Price is equal to the greater of (a) 50% of the Initial Exercise Price of the warrants on the issuance date or (b) 100% of the lowest volume weighted average price per ordinary share occurring on any day between the initial exercise date of the warrants and 90 calendar days following the issuance date of the warrants. The lowest Reset Price is $480.00, which is 50% of the Initial Exercise Price.

(**) In connection with the October 29, 2025 transaction, the Company agreed to adjust the exercise price of the warrants issued in the registered direct offerings completed on September 12, 2025 and September 15, 2025 to $8.01 per ordinary share. Such exercise price adjustments, including the revised expiration date of five years from the date of approval by the Company’s shareholders, were subject to the approval of the Company’s shareholders which were obtained at the shareholders’ meeting held on February 19, 2026. See also Note 13 for warrants issued after the year end or amended terms of existing warrants, as approved by the shareholders meeting on February 19, 2026.

c.	Loss per share

Loss per share has been calculated using the weighted average number of ordinary shares and pre-funded warrants in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Loss for the period	(8,107)	(7,879)	(7,814)
Total number of ordinary shares and pre-funded warrants *	3,543,135	261,821	84,948
Weighted average number of ordinary shares and pre-funded warrants	1,238,719	108,563	67,505
Basic and diluted loss per share	(6.53)	(72.60)	(115.20)

*	Include 660,333 ordinary shares held in abeyance.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - TAXES ON INCOME:

a.	The Company is taxed under the Israeli law.

b.	Income of an Israeli company is subject to corporate tax. The corporate tax rate in Israel is 23%.

c.	Tax assessments - In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2019 are considered final.

d.	Carryforward tax losses of the Company as of December 31, 2025, amounted to approximately $32.8 million; however, a full valuation allowance of $7.5 million was recorded against the potential future tax benefits.

e.	The Subsidiary is taxed under the U.S. tax law. The federal tax rate is 21%.

NOTE 12 - Revenue:

The table below indicates the breakdown of the Company revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in thousands of U.S. dollars)			Year ended December 31, (in percentages)
	2025	2024	2023	2025	2024	2023
North America	385	277	60	59%	53%	73%
Asia	118	87	5	18%	17%	6%
EMEA (including Israel)	144	158	17	23%	30%	21%
Total revenues	647	522	82	100%	100%	100%

NOTE 13 - SUBSEQUENT EVENTS:

a.	On February 19, 2026, the Company’s shareholders meeting approved the adjustment of the exercise price of the warrants issued in the registered direct offerings completed on September 12, 2025 and September 15, 2025, to $8.01 per ordinary share, including the revised expiration date of five years from the date of approval by the Company’s shareholders.

b.	In connection with the inducement letter agreement dated October 29, 2025, on February 19, 2026 the Company’s shareholders meeting approved the grant of 410,000 warrants at an exercise price of $8.01 per ordinary share, with an expiration date of five years from the date of approval by the Company’s shareholders.

c.	In connection with the inducement letter agreement dated November 29, 2025, on February 19, 2026 the Company’s shareholders meeting approved the grant of 1,937,833 warrants at an exercise price of $5.58 per ordinary share, with an expiration date of five years from the date of approval by the Company’s shareholders.

d.	On February 19, 2026, the Company’s shareholders meeting approved a reverse share split of the Company’s issued and outstanding ordinary shares at a ratio of up to 3:1, to be effected, if effected, at the discretion of and on such date to be determined by the Board of Directors. On March 11, 2026, the Company effectuated such reverse share split.

e.	On February 19, 2026, the Company’s board of directors approved an increase in the number of ordinary shares reserved for issuance under the Company’s 2024 Global Equity Incentive Plan by 477,238 from 824,619 to 1,301,857.

f.

On March 11, 2026, the Company’s compensation committee and the Board approved a one-time discretionary bonus to certain office holders, including the co-founders, in respect of their significant contribution to the Company’s equity offering and funds raising efforts. The total cost of this one-time discretionary bonus for the officers is approximately $520 thousand.

g.	From January 1, 2026 and until March 11,2026, the Company issued 593,667 ordinary shares held in abeyance, upon the investor’s request, in connection with a November 29, 2025 inducement letter agreement.